As filed with the Securities and Exchange Commission on May 11, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Clearview Hotel Trust, Inc.

(Exact Name of Registrant as Specified in its Governing Instruments)

180 Newport Center Drive

Suite 178

Newport Beach, California 92660

(949) 706-9191

(Address, Including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Jon D. Kline

Chairman of the Board and Chief Executive Officer

180 Newport Center Drive

Suite 178

Newport Beach, California 92660

(949) 706-9191

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Gilbert G. Menna John T. Haggerty Goodwin Procter LLP Exchange Place Boston, MA 02109 (617) 570-1000	Stuart A. Barr Bruce W. Gilchrist Hogan Lovells US LLP 555 Thirteenth Street, NW Washington, DC 20004 (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee
Common Stock, $0.01 par value per share	$375,000,000	$26,737.50

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended. Includes additional shares of common stock that the underwriters have the option to purchase to cover over-allotments, if any. See “Underwriting.”

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 11, 2010

PROSPECTUS

                    Shares

CLEARVIEW HOTEL TRUST, INC.

Common Stock

Clearview Hotel Trust, Inc. is a self-managed and self-administered real estate company that owns, acquires and invests in hotel properties.

This is our initial public offering and no public market currently exists for our common stock. All of the             shares of common stock offered by this prospectus are being sold by us. It is currently anticipated that the initial public offering price of our common stock will be between $            and $            per share. We intend to list our common stock on the New York Stock Exchange, or NYSE, under the symbol “CVW.”

We intend to elect and qualify to be taxed as a real estate investment trust, or REIT, for U.S. federal income tax purposes. To assist us in qualifying as a REIT, (1) a person, entity or group (as defined in Rule 13d-3 promulgated pursuant to the Securities Exchange Act of 1934, as amended, or the Exchange Act) is generally restricted from beneficially or constructively owning more than 9.8% in value of the aggregate outstanding shares of our stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock in value or in number of shares, and (2) there are certain other restrictions on the ownership and transfer of our stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 20 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional            shares of common stock from us at the initial public offering price, less the underwriting discounts and commissions, within 30 days from the date of this prospectus to cover overallotments, if any.

The underwriters expect to deliver the shares of common stock sold in this offering on or about                    , 2010.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Citi	Deutsche Bank Securities	UBS Investment Bank

The date of this prospectus is                    , 2010.

You should rely only upon the information contained in this prospectus, or in any free writing prospectus prepared by us or information to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of our common stock.

This prospectus contains registered trademarks that are the exclusive property of their respective owners, which are companies other than us, including Hilton IP Domestic LLC, Doubletree® and Marriott International, Inc. None of the owners of these trademarks, their parents, subsidiaries or affiliates or any of their respective officers, directors, members, managers, shareholders, owners, agents or employees (collectively, the “Trademark Owner Parties”) is an issuer or underwriter of the shares being offered hereby; plays (or will play) any role in the offer or sale of our shares, or has any responsibility for the creation or contents of this offering prospectus. In addition, none of the Trademark Owner Parties has or will have any liability or responsibility whatsoever arising out of or related to the sale or offer of the shares being offered hereby, including any liability or responsibility for any financial statements, projections or other financial information or other information contained in this prospectus or otherwise disseminated in connection with the offer or sale of the shares offered hereby. You must understand that, if you purchase shares in our company, your sole recourse for any alleged or actual impropriety relating to the offer and sale of such shares and/or our operation of our business will be

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against us (and/or, as may be applicable, the seller of such shares) and in no event may you seek to impose liability arising from or related to such activity, directly or indirectly, upon any of the Trademark Owner Parties.

Except where the context suggests otherwise, the terms “our company,” “we,” “us” and “our” refer to Clearview Hotel Trust, Inc., a Maryland corporation, together with its consolidated subsidiaries, including Clearview Hotel Operating Partnership, L.P., a Delaware limited partnership, which we refer to as “our operating partnership”; “TRSs” refers to our taxable REIT subsidiaries that will be wholly owned, directly or indirectly, by our operating partnership and any disregarded subsidiaries of our TRSs; and “Management Company” refers to Columbia Sussex Management, LLC. We use the terms “upper-upscale” to mean hotel brands such as Doubletree, Embassy Suites Hotels, Hilton, Westin, Marriott, Renaissance and Sheraton, “upscale” to mean hotels such as Courtyard by Marriott and Hilton Garden Inn and “select service” to mean hotels that target budget-conscious travelers and therefore have fewer amenities, which terms are defined by Smith Travel Research, Inc. We refer to the Revenue per Available Room, or RevPAR, penetration index of our properties, which measures each property’s RevPAR in relation to the RevPAR for that property’s competitive set. We use the measure as an indicator of a property’s market share. For example, a RevPAR penetration index of 100 would indicate that a hotel’s RevPAR is, on average, the same as its competitors. We define “property-level Adjusted EBITDA” as earnings before interest, tax, depreciation and amortization after excluding non-cash write-offs of tangible personal property, gain or loss on early extinguishment of debt, any non-cash charges for impairment of real estate, intangible assets or goodwill, and corporate G&A expenses.

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PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It does not contain all of the information that you should consider before investing in our common stock. You should read carefully the more detailed information set forth under the heading “Risk Factors” and the other information included in this prospectus. Unless indicated otherwise, the information in this prospectus assumes (i) the common stock to be sold in this offering is sold at $             per share, which is the mid-point of the range of prices indicated on the front cover of this prospectus, and (ii) the underwriters do not exercise their option to purchase up to an additional              shares of our common stock.

Our Company

We are a Maryland corporation that was formed on April 13, 2010. We are a self-managed and self-administered real estate investment trust, or REIT, that owns, acquires, renovates and repositions primarily upper-upscale full service hotel properties located in the United States. We also may invest in business oriented hotel properties in the select service, boutique and luxury market segments. Our portfolio is concentrated in locations that exhibit multiple demand generators and high barriers to entry, which we believe are important factors for identifying hotel properties that will provide strong risk-adjusted returns. We also may selectively focus on acquiring and owning debt instruments secured by these types of hotel properties or entities owning hotels when we believe that favorable market conditions exist.

Following the completion of this offering, we will own 14 upper-upscale and upscale hotel properties totaling approximately 3,800 rooms and approximately 200,000 square feet of meeting space in 12 states. We will use a significant portion of the proceeds of this offering to purchase our 14 initial hotel properties from affiliates of Columbia Sussex Corporation, a nationally-recognized private hotel company. Our 14 initial hotels will continue to be managed by Columbia Sussex Management, LLC, a subsidiary of Columbia Sussex Corporation, and all of our initial hotels have existing franchise relationships with either Marriott International, Inc. or its affiliates (collectively, “Marriott”) or subsidiaries of Hilton Worldwide, Inc. (collectively, “Hilton”).

Our strategy focuses on maximizing the cash flow of our portfolio through focused asset management and targeted capital investment. We believe the national economy has begun to recover from the recession and that, as a result, lodging industry fundamentals will strengthen over the near term. We believe that our portfolio is well-positioned for significant revenue growth in this environment because, among other reasons, over $64.9 million (approximately $17,000 per room) of capital investments have been made at our properties in the past five years. In addition, our hotels are located near stable demand generators, such as large state universities, state capitals, convention centers, corporate headquarters, and office parks. The hotels in our initial portfolio are located in markets with high barriers to entry and have no new directly competitive full service hotels under construction.

We intend to grow our portfolio through disciplined future acquisitions of hotels and loans secured by hotels or entities owning hotels. We believe that we will be able to source a significant volume of external growth opportunities through our management team’s extensive network of industry, corporate and institutional relationships. We plan to focus our acquisition strategy on full service and premium-branded select service hotel properties in locations with multiple demand generators and high barriers to entry. We believe that there will be a substantial number of opportunities to acquire underperforming hotels or loans secured by hotels or hotel owners given the lack of available debt financing in the capital markets and weakened fundamentals in the lodging industry. A key aspect of our strategy is to identify and acquire undermanaged and underperforming hotels and use our expertise to renovate, rebrand and reposition acquired assets to improve cash flows and long-term value.

Our Competitive Strengths

We believe we distinguish ourselves from other owners, acquirors and investors in hotel properties through the following competitive strengths:

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Strong Initial Portfolio. Our initial portfolio is comprised of 14 hotel properties with characteristics that we believe will provide a strong platform on which to deliver strong risk-adjusted returns to investors.

•

Diversity. Our initial portfolio spans a diverse group of markets located in 12 states. In addition, no single hotel property accounted for more than 11.6% of revenue for the 12 months ended December 31, 2009.

•

Affiliated with Leading Global Franchisors. All 14 of our initial properties are branded within the Marriott (JW Marriott, Marriott Hotels, Renaissance Hotels and Courtyard by Marriott) or Hilton (Doubletree) families of brands, both of which are among the top global franchisors. We believe that travelers who prefer the consistent service and quality associated with nationally-recognized brands represent a large segment of demand for hotel rooms.

•	Strong Market Share. The hotel properties in our initial portfolio have strong positions within their markets as evidenced by their RevPAR penetration index of 107% for 2009.

•

Substantial Recent Capital Investments. Our initial portfolio has had approximately $64.9 million (approximately $17,000 per room) invested in capital improvements during the past five years. We believe that this recent and substantial level of capital investment should position the initial hotels to capture revenue opportunities in their respective markets as the economy generally, and those markets specifically, recover.

•

Lack of Supply Growth. Our initial portfolio is located in markets in which we believe there will be limited growth in lodging supply over the next several years. There are no directly competitive full service hotel properties currently under construction in these markets.

•

Stable Cash Flow with Significant Upside. Our initial portfolio is comprised of operating hotels with established track records. RevPAR for our initial portfolio declined approximately 18.7% from 2007 to 2009 during the economic downturn. We believe there are significant opportunities for revenue growth as lodging fundamentals strengthen in connection with the recovery in the general economy.

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Experienced Management Team with a Proven Track Record. Our senior management team, led by Jon D. Kline, has extensive experience in acquiring, owning, operating, renovating and financing hotel properties.

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Experience Operating a Publicly-Traded Real Estate Investment Trust. Our senior management team has experience operating publicly-listed REITs. Our Chairman and Chief Executive Officer, Jon D. Kline, previously served as Chief Financial Officer from 2004 to 2006 and President from 2006 to 2007 of Sunstone Hotel Investors, or Sunstone, a publicly-listed hotel REIT. Mr. Kline played a significant role in transitioning Sunstone from a private hotel owner and operator financed by Westbrook Partners, a real estate private equity fund, to a publicly-listed company. Sunstone completed more than $2.0 billion in acquisitions during Mr. Kline’s tenure.

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Experience in Acquiring and Financing Hotel Properties. Over the past six years, our senior management team has acquired over $2.5 billion of hotels and completed over $4.0 billion of hotel financings in both the public and private markets. Following Mr. Kline’s departure from Sunstone, he formed Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company. Since then, affiliates of Clearview Hotel Capital, LLC have made investments in four hotels with three institutional investors. None of these investments will be transferred to us or will be part of our initial portfolio. Through this experience, our senior management has developed strong execution capabilities in acquiring, operating and financing hotel properties as well as an extensive network of industry, corporate and institutional relationships. As a result of these relationships, we believe we will have access to attractive investment opportunities, many of which may not be available to our competitors.

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Strong Relationships with Top Global Franchisors. Our senior management team has developed strong relationships with many of the top global franchisors representing leading hotel brands, including Marriott, Hilton, Starwood Hotels & Resorts Worldwide, Inc. and Kimpton Hotels & Restaurant Group, LLC.

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Strategic Relationship with Nationally-Recognized Management Company. Columbia Sussex Management, LLC, a subsidiary of Columbia Sussex Corporation that we refer to as the Management Company, will manage our initial 14 hotels. Columbia Sussex Corporation is the largest full service Marriott franchisee in the United States and has been a franchisee of Hilton for nine years.

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Columbia Sussex Corporation has previously managed only hotels owned by it and its affiliates and has successfully achieved high levels of operating efficiency that result in high operating margins in excess of industry averages.

•

Following completion of this offering, we will enter into a strategic alliance agreement with the Management Company pursuant to which the Management Company will agree, upon our request, to manage any hotel properties that we subsequently acquire during the term of the strategic alliance agreement, provided that the hotel is an upscale or upper-upscale branded hotel located in the U.S. with gross revenue of $10.0 million or more. See “Our Principal Agreements—Strategic Alliance Agreement.”

•

We believe our strategic relationship with the Management Company will enable us to benefit from above-average operating margins as revenues improve and to make subsequent hotel acquisitions that enable us to implement systemic changes that will improve hotel performance following our acquisition of such hotels.

•

We have structured our management agreements with the Management Company to closely align our interests with those of the Management Company by, among other things, providing for a reduction in the management fee payable by us each quarter in an amount equal to the difference between our property-level Adjusted EBITDA for that quarter and the applicable property-level Adjusted EBITDA target for the quarter, which targets are based on annual property-level Adjusted EBITDA targets of $46.0 million for 2010 and $51.7 million for 2011. See “Our Property Manager and the Management Agreements—Management Agreements.”

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Growth-Oriented Capital Structure. After consummation of the transactions described in “Formation Transactions” and the completion of this offering, we expect to have a conservative leverage structure that will allow us to be opportunistic in taking advantage of growth opportunities. We intend to operate with a ratio of net debt to EBITDA in a target range of 4.0 to 5.0x. Concurrently with the closing of this offering, we anticipate entering into a $             million secured revolving credit facility. If the proceeds of this offering are less than $             million, we will need to borrow under our secured credit facility in order to pay the difference between the purchase price of the initial 14 hotel properties and the proceeds from this offering, which may cause our initial net debt to EBITDA ratio to be above our target range immediately following the completion of this offering. Of our $174.5 million debt anticipated to be outstanding as of the closing of this offering, none matures prior to 2015, and all of the debt has a fixed rate, with a weighted average interest rate of approximately 6.16%; each of these loans consists of non-recourse indebtedness secured by a single property.

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Given the strong cash flow characteristics of our initial portfolio, we expect to pay a dividend with an initial yield of     % based on the mid-point of the price range set forth on the cover page of this prospectus.

Our Business and Growth Strategies

Our objective is to provide attractive risk-adjusted returns and to generate strong quarterly earnings and long-term value appreciation by implementing the following business strategies and acquisition criteria:

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Growth from Strengthening Lodging Fundamentals. We believe that our initial portfolio will experience significant revenue growth as lodging fundamentals continue to strengthen. In addition, we believe that the significant recent capital investments in our properties, together with our properties’ competitive advantages in their respective markets, will result in our properties outperforming their competitors during this recovery period.

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Aggressive Asset Management. Our operating strategy is to engage in active asset management, which includes developing hotel-specific business plans to improve operating results and prudently using capital for capital expenditures that we believe will better position our hotels and generate attractive returns on investment. We expect to work proactively with our property managers to continue to drive operational performance by identifying and implementing strategies to optimize asset profitability. Although we will not manage our hotels, our asset management and executive management teams expect to work closely with our property managers on key aspects of operations including revenue management, budgeting, cost structure, market positioning, capital improvements and overall business strategy.

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Focus on Strong Revenue Growth Opportunities. We believe that by working with our property managers to implement sophisticated revenue management techniques, we have the opportunity to enhance revenue performance for our 14 initial hotel properties. Among other techniques, we intend to increase the use of search engine optimization, including the purchase of key words for Internet searches, and to increase our use of Internet-based reservation services to supplement our franchisors’ national reservation networks. We also intend to assess opportunities for increasing ancillary revenue at our hotels, for example, through parking fees, antenna leases or leasing space to select food and beverage retailers (such as coffee and beverage retailers with nationally-recognized brands).

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Focus on Increasing Occupancy Rates. Certain of the hotel properties in our initial portfolio have lower occupancy rates, which we believe provides opportunities for improvement through, among other measures, selectively enhancing group sales teams at certain of our properties.

While the lower average occupancy rates at these hotel properties are a reflection of the generally weakened lodging industry fundamentals over the last two years, we believe that a recovery in the general economy will provide us with the opportunity to increase those occupancy rates to levels more in line with other properties in our initial portfolio.

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Opportunistic Acquisition Strategy. We intend to grow through acquisitions of existing hotels using a disciplined and targeted approach while maintaining a prudent leverage structure. We intend to target hotel properties that meet specific acquisition criteria which include, but are not limited to, the following:

•	Full service hotel properties, with a selective focus on premium-branded select service, boutique or luxury business hotels;

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Urban environments in primary or secondary markets that are expected to outperform the U.S. average in terms of growth in lodging demand. In secondary markets, our strategy is to target business hotel properties that are operated under leading national brands;

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Proximity to multiple demand generators, including large state universities, state capitals and other government facilities, corporate headquarters and office parks, as well as infrastructure such as airports, convention centers and military bases;

•	Hotels in markets exhibiting high barriers to entry;

•	Hotels that can be acquired at a significant discount to replacement cost; and

•	Underperforming hotels that provide an opportunity to add value through operating efficiencies, repositioning, renovating or rebranding.

In addition, we intend to selectively acquire loans secured by hotel properties or entities that own hotel properties to the extent that such investments are consistent with our status as a REIT and provide us with a clear path to acquiring the underlying real estate or are anticipated to generate an attractive yield to expected maturity. We believe that the current and near-term market conditions for debt financing will provide opportunities to acquire loans that will provide strong risk-adjusted returns.

Property Manager

In order to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. We will lease our hotels to subsidiaries of our TRS, which will in turn engage property managers to manage our hotels. Columbia Sussex Management, LLC will be the property manager for all of the properties in our initial portfolio and is majority owned by Columbia Sussex Corporation, which is one of the largest hotel management businesses in the United States. Since its formation, Columbia Sussex Corporation and its affiliates have managed over 110 hotels in 32 states and the District of Columbia and four foreign countries. Columbia Sussex Corporation has a strong track record of enhancing operating efficiency and margins through a proven property management strategy. Following the completion of this offering, we will enter into management agreements with Columbia Sussex Management, LLC based on market terms. See “Our Property Manager and the Management Agreements—Management Agreements.”

We have structured our management agreements with the Management Company to closely align our interests with those of the Management Company by providing for a reduction in the management fee payable by us each quarter in an amount equal to the difference between our property-level Adjusted EBITDA for that quarter and the applicable property-level Adjusted EBITDA target for the quarter, which is based on annual property-level Adjusted EBITDA targets of $46.0 million for 2010 and $51.7 million for 2011. In addition, the affiliates of the Management Company from which we will acquire the initial 14 hotel properties will, pursuant to the omnibus purchase and sale and formation transactions agreement, be entitled to an additional payment of $10.0 million if the 2010 property-level Adjusted EBITDA for the 14 hotel properties exceeds $47.0 million and an additional payment of $10.0 million if the 2011 property-level Adjusted EBITDA for the 14 hotel properties exceeds $51.7 million (regardless of whether the 2010 target was met). These contingent payments may be satisfied in cash or shares of our common stock, at our election. If we sell any of the 14 initial hotel properties on or before December 31, 2010, we will be required to pay the affiliates of the Management Company from which we will acquire such properties the contingent payment for 2010 irrespective of whether the property-level Adjusted EBITDA target is met for that year. If we sell any of the 14 initial hotel properties during calendar year 2011, affiliates of the Management Company from which we will acquire such properties may elect to adjust the property-level Adjusted EBITDA target for 2011 to reflect such sale. See “Our Property Manager and the Management Agreements—Management Agreements” and “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions Agreement.”

Lodging Industry

Following a global economic recession, the U.S. economy is showing signs of stabilization, and lodging industry experts are projecting a strong recovery in fundamentals over the next several years. The deterioration in property-level cash flows and lack of available credit has resulted in a challenging refinancing market, particularly for assets acquired during the peak of the last cycle. We believe the opportunity exists for well-capitalized owners, such as Clearview Hotel Trust, Inc., to acquire hotel properties significantly below replacement cost, with substantial appreciation potential as the U.S. economy recovers from the recession.

Lodging Fundamentals

Beginning in August 2008, the U.S. lodging industry experienced 19 consecutive months of RevPAR declines, driven by a combination of deterioration in room night demand and increasing supply. According to Smith Travel Research, hotel room night demand decreased 2.1% and 5.9% in 2008 and 2009, respectively, marking the greatest decline in the past 22 years. Conversely, room supply growth of 2.5% and 3.1% in 2008 and 2009, respectively, exceeded the historical average of 2.2%, as construction initiated prior to the economic downturn was completed. For the year ended December 31, 2009, average annual hotel occupancy in the United States was 54.7%, representing the lowest annual level in the last 22 years and well below the industry average of 62.2% for that period. Deteriorating demand fundamentals and increasing supply led to a combined 18.4% decline in RevPAR over 2008 and 2009.

Although the lodging industry historically has lagged broader economic recoveries, fundamentals are beginning to improve. In March 2010, U.S. employment and consumer confidence statistics continued to show improvement after reaching lows in early 2009. Furthermore, in March 2010 the U.S. lodging industry experienced its first month of positive year-over-year RevPAR growth in almost two years with a 3.8% increase.

We believe that until lodging industry fundamentals and credit terms return to more attractive levels, proposed new hotel development will not generate the returns necessary to justify the construction of new hotels. With minimal new supply, we expect strong growth in RevPAR as the U.S. economy continues to strengthen. PKF Hospitality Research currently projects RevPAR growth of 5.8% in 2011, 10.5% in 2012, 8.4% in 2013 and 5.0% in 2014. We believe that, as the economy continues to emerge from the current recession, a portfolio of well-capitalized upper-upscale properties should achieve outsized growth relative to the total U.S. lodging industry as a whole.

Attractive Transaction Landscape

The significant decline in lodging fundamentals and subsequent erosion of cash flows has created a difficult environment for undercapitalized hotel owners. Hotel-related commercial mortgage-backed securities, or CMBS, delinquency rates have increased steadily since November 2008, as many hotel owners have been unable to fund debt service. As of March 31, 2010, approximately 11.8% of all hotel-related CMBS was delinquent compared to just 0.9% delinquent as of November 2008. Without sufficient cash flow after debt service, many hotel owners may be unable to fund the capital improvements required to maintain a property’s competitive standard. We believe that in the current environment, traditional lending sources, such as banks, insurance companies and pension funds, have adopted more conservative lending policies and have materially reduced lending exposure to hotels. We also believe the significant number of hotel properties experiencing substantial declines in operating cash flow, together with challenged credit markets, near-term debt maturities and, in some instances, covenant defaults relating to outstanding indebtedness, will present attractive investment opportunities in the lodging industry. Accordingly, we believe that well-capitalized investors, such as our company, will be able to take advantage of opportunities to acquire hotel properties at prices significantly below replacement cost, with substantial appreciation potential as the U.S. economy recovers from the recession.

Risk Factors

See “Risk Factors” beginning on page 20 for certain risk factors relevant to an investment in our common stock, including, among others:

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Our business strategy depends significantly on achieving revenue and net income growth from anticipated increases in demand for hotel rooms—any delay or a weaker than anticipated economic recovery will adversely affect our future results of operations and our growth prospects.

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The Management Company also will manage the hotel properties owned by its parent company, Columbia Sussex Corporation, and its affiliates, which could divert the Management Company’s attention away from the operation of our properties and have a material adverse effect on our financial conditions and results of operations.

•	The departure of any of our key personnel who have significant experience and relationships in the lodging industry, including Jon D. Kline, could materially and adversely affect us.

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12 of the 14 hotels in our initial portfolio operate under Marriott brands; therefore, we are subject to risks associated with concentrating a significant portion of our portfolio in a single brand family.

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Our ability to make distributions to our stockholders may be adversely affected by various operating risks common to the lodging industry, including competition, over-building and dependence on business travel and tourism.

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Upon the closing of this offering, we expect to have approximately $174.5 million of debt outstanding, all of which will be fixed rate debt, which may materially and adversely affect our operating performance and put us at a competitive disadvantage.

•	Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

Our Properties

The following table sets forth certain operating information for each of the 14 hotels comprising our initial portfolio. The data presented is for the year ended December 31, 2009, where applicable.

Property	City	State	Year Acquired or Constructed by Predecessors(2)	Year of Most Recent Renovation	Number of Rooms as of December 31, 2009	Occupancy(3)	ADR(4)	RevPAR(5)	Total Revenue	Room Revenue(6)
									(in thousands)
West :
Marriott Anchorage Downtown	Anchorage	Alaska	2000	N/A	392	65.68%	$135.55	$89.03	$16,576	$12,738
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica(1)	Santa Monica	California	2000	N/A	175	70.25%	254.21	178.58	16,569	11,407
Marriott Albuquerque(1)	Albuquerque	New Mexico	2005	2007	411	55.74%	104.03	57.99	12,701	8,699
Courtyard El Paso Airport	El Paso	Texas	2002	2008	90	71.62%	114.86	82.27	2,849	2,703
Marriott El Paso(1)	El Paso	Texas	1999	2008	296	72.75%	114.17	83.06	11,481	8,974

West Subtotal/Weighted Average					1,364	65.20%	$137.16	$89.42	$60,176	$44,521

Northeast:
Marriott East Lansing at University Place(1)	East Lansing	Michigan	1994	2008	180	59.19%	$129.03	$76.38	$7,508	$5,018
Doubletree Rochester	Rochester	New York	1985	2005	250	58.84%	115.03	67.69	8,637	6,176
Courtyard Harrisburg Hershey	Harrisburg	Pennsylvania	2005	N/A	128	62.19%	130.81	81.35	4,270	3,801
Renaissance Philadelphia Airport Hotel	Philadelphia	Pennsylvania	1991	2007	349	74.47%	105.91	78.87	14,805	10,046

Northeast Subtotal/Weighted Average					907	65.40%	$115.67	$75.64	$35,220	$25,041

South:
Doubletree Birmingham(1)	Birmingham	Alabama	1985	2006	298	44.67%	$111.08	$49.62	$7,100	$5,397
Marriott Tampa Westshore(1)	Tampa	Florida	2005	2006	310	55.19%	133.44	73.64	11,877	8,332
Marriott Jackson	Jackson	Mississippi	2004	2004	303	54.92%	99.43	54.61	10,620	6,040
Marriott Greensboro Downtown	Greensboro	North Carolina	2000	2008	280	44.94%	113.59	51.04	7,606	5,216
Marriott Knoxville	Knoxville	Tennessee	2002	2003	378	42.25%	109.70	46.34	10,000	6,394

South Subtotal/Weighted Average					1,569	48.19%	$113.70	$54.79	$47,203	$31,379

Total/Weighted Average					3,840	58.29%	$123.54	$72.02	$142,599	$100,941

(1)	These properties are subject to ground leases. See “Our Principal Agreements—Our Ground Lease Agreements.”

(2)	Represents the year in which Columbia Sussex Corporation or its affiliates who are selling the properties to us either completed the construction of, or acquired, the property, as applicable.

(3)	Occupancy represents the percentage of available rooms that were sold during a specified period of time and is calculated by dividing the number of rooms sold by the total number of rooms available, expressed as a percentage.

(4)	Average daily rate, or ADR, represents the average rate paid for rooms sold, calculated by dividing room revenue (i.e., excluding food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services) by rooms sold.

(5)	Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

(6)	Does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

Our Financing Strategy

We expect to maintain a conservative capital structure. Over time, we intend to finance our long-term growth with common and preferred equity issuances and debt financing having staggered maturities. Our debt may include mortgage debt secured by our hotel properties and unsecured debt. We anticipate that we will have a mix of fixed and floating rate debt. Concurrently with the closing of this offering, we anticipate entering into a $             million secured revolving credit facility to fund future acquisitions, as well as property redevelopments, return on investment initiatives and working capital requirements.

In addition, we may be able to acquire properties on more attractive terms from sellers who may be able to defer tax obligations by contributing properties to our operating partnership in exchange for limited partner interests in our operating partnership, or OP units, which will be redeemable by us for cash or, at our option, shares of our common stock. As a result, such sellers can take advantage of tax deferral on the sale of a hotel and participate in the potential appreciation in the value of our common stock.

Our Structure

We were formed as a Maryland corporation in April 2010. We will conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnership, Clearview Hotels Operating Partnership, L.P., and limited partnerships, limited liability companies or other subsidiaries of our operating partnership. We are the sole general partner of our operating partnership and, following this offering, initially will own, directly or indirectly, all of the OP units. In the future, we may issue OP units from time to time in connection with acquisitions of hotel properties or for financing, compensation or other reasons.

In order for the income from our hotel operations to constitute “rents from real property” for purposes of the gross income tests required for REIT qualification, we cannot directly or indirectly operate any of our hotels. Instead, we must lease our hotels. Accordingly, we will lease each of our initial hotel properties to entities owned by Clearview Hotel TRS, Inc., our TRS, which is wholly owned, directly or indirectly, by our operating partnership. We refer to such lessees as our TRS lessees. Our TRS lessees will pay rents to us that we intend to treat as “rents from real property,” provided that the Management Company or any other hotel management company that we engage is deemed to be an “eligible independent contractor” and certain other requirements are met. Clearview Hotel TRS, Inc. and any other TRSs will be subject to U.S. federal, state and local income taxes applicable to corporations. The TRS lessees will engage the Management Company to manage the 14 hotel properties in our initial portfolio pursuant to management agreements on market terms. See “Formation Transactions—Management Agreements and Transfer of the Hotel Management Business to the Management Company” and “Our Property Manager and Management Agreements—Management Agreements.”

The following chart depicts our anticipated structure and ownership following (1) the completion of this offering, assuming no exercise by the underwriters of their overallotment option and (2) the consummation of the Formation Transactions:

Formation Transactions

Concurrently with the completion of this offering, we have agreed to effect a series of transactions, which we refer to as the Formation Transactions, that will consolidate our business and properties within our company and our operating partnership. The Formation Transactions include a purchase and sale transaction pursuant to which, prior to or immediately following the completion of this offering, certain entities affiliated with the Management Company will sell all of their interests in the initial 14 hotel properties that will comprise our initial portfolio to our operating partnership in exchange for cash, assumption of debt and, in certain circumstances, shares of our common stock, at our election. For a description of the terms of the sale of the 14 hotel properties see “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions

Agreement.” A portion of this purchase price will be used by the entities selling us the 14 hotel properties to repay all outstanding principal and accrued interest relating to mortgages secured by eight properties in our initial portfolio (approximately $267.3 million on a pro forma basis as of December 31, 2009). The 14 hotel properties that will be sold to our operating partnership will be leased to our TRS lessees. The Management Company will enter into management agreements with our TRS lessees pursuant to which the Management Company will manage our 14 initial hotel properties. See “Formation Transactions—Management Agreements and Transfer of the Hotel Management Business to the Management Company” and “Our Property Manager and the Management Agreements—Management Agreements.”

Restrictions on Transfer

Under the partnership agreement of our operating partnership, except under certain circumstances, holders of OP units do not have redemption or exchange rights for a period of 14 months and may not otherwise transfer their OP units for a period of 12 months following the completion of this offering. In addition, our senior officers and directors have agreed not to sell or otherwise transfer or encumber any shares of our common stock or securities convertible or exchangeable into our common stock (including OP units) owned by them at the completion of this offering or thereafter acquired by them for a period of 180 days after the completion of this offering without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and UBS Securities LLC.

Restrictions on Ownership of our Capital Stock

The Internal Revenue Code of 1986, as amended, which we refer to as the Code, imposes limitations on the concentration of ownership of REIT stock. To assist us in qualifying as a REIT, our charter documents generally prohibit any person, entity or group (as defined in Rule 13d-3 promulgated pursuant to the Exchange Act) from beneficially or constructively owning more than 9.8% in value of the aggregate outstanding shares of our stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock in value or in number of shares. Our charter documents also prohibit any person or entity from (i) beneficially owning shares of common stock to the extent that such beneficial ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of the taxable year), (ii) transferring our shares of common stock to the extent that such transfer would result in our shares of common stock being beneficially owned by less than 100 persons (determined under the principles of Section 856(a)(5) of the Code), (iii) beneficially or constructively owning our shares of common stock to the extent such beneficial or constructive ownership would cause any of our income that would qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such, including as a result of any hotel management company failing to qualify as an “eligible independent contractor” or (iv) beneficially or constructively owning or transferring our shares of common stock if such ownership or transfer would otherwise cause us to fail to qualify as a REIT under the Code.

Our charter documents, however, do permit waivers of the foregoing ownership restrictions that may be granted to stockholders if our board of directors determines such waivers will not jeopardize our tax status as a REIT.

Distribution Policy

In order to qualify for taxation as a REIT and avoid taxes on retained income and gains, we intend to make annual distributions to our stockholders of at least 100% of our REIT taxable income and gains, determined without regard to the deduction for dividends paid and excluding any net capital gains. We intend to make regular quarterly cash distributions to our common stockholders. We intend to pay a pro rata dividend with respect to the period commencing on the completion of this offering and ending                     , 2010, based on

$             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual dividend rate of approximately     % based on the mid-point of the price range set forth on the cover page of this prospectus. We intend to maintain our initial dividend for the twelve-month period following the completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. We do not intend to reduce the expected dividend per share if the underwriters’ option to purchase additional shares is exercised.

The timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a variety of factors deemed relevant by our directors, including restrictions under applicable law and capital requirements of our company. Distributions to our stockholders that are treated as dividends for U.S. federal income tax purposes generally will be taxable to our U.S. stockholders as ordinary income; however, as a result of depreciation and other non-cash charges against our income, a portion of our distributions may constitute a tax-free return of capital. To the extent not inconsistent with maintaining our qualification as a REIT, we may retain any earnings that accumulate in our TRSs.

Our Tax Status

We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ending December 31, 2010. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for U.S. federal income tax purposes. To maintain our qualification as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we distribute annually at least 90% of our REIT taxable income to our stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains. As a REIT, we generally will not be subject to U.S. federal income tax on the taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some U.S. federal, state and local taxes on our income or property, and the taxable income of our TRSs will be subject to taxation at normal corporate rates.

Our Principal Office

Our principal executive offices are located at 180 Newport Center Drive, Suite 178, Newport Beach, CA 92660. Our telephone number is (949) 706-9191. We have reserved the website located at                     . The information that will be found on or accessible through our website is not incorporated into and does not form a part of this prospectus or any other report or document we file with or furnish to the Securities and Exchange Commission. We have included our website address as an inactive textual reference and do not intend it to be an active link to our website.

This Offering

Issuer	Clearview Hotel Trust, Inc., a Maryland corporation

Common stock offered by us	shares, plus up to an additional shares of common stock that we may issue and sell upon the exercise of the underwriters’ overallotment option.

Common stock to be outstanding after this offering	shares(1)

Common stock to be outstanding after this offering	shares(1)

Use of proceeds	We intend to use the net proceeds from this offering and borrowings under our anticipated $ million secured credit facility as follows:

•

approximately $             million, will be used to pay the consideration to certain entities affiliated with the Management Company in exchange for the 14 hotel properties that will comprise our initial portfolio, provided that, if the proceeds of this offering (net of underwriting discount and excluding proceeds of the underwriters’ overallotment option) exceed $             million, the consideration payable to affiliates of the Management Company for the 14 hotel properties will be increased by an amount equal to 80% of such excess (of which up to 50% may be paid in shares of our common stock, at our election). If the proceeds from this offering are less than $             million, we will need to borrow under our anticipated secured credit facility to pay the difference between the $             million purchase price of the initial 14 hotel properties and the net proceeds from this offering;

•	pay transaction expenses associated with our purchase of the initial 14 hotel properties;

•	fund general working capital and potentially to fund future acquisitions (as of the date of this prospectus, we have not identified any acquisitions that are probable).

Ownership and Transfer Restrictions	To assist us in qualifying as a REIT, (1) a person, entity or group (as defined in Rule 13d-3 promulgated pursuant to the Exchange Act) is generally restricted from beneficially or constructively owning more than 9.8% in value of the aggregate outstanding shares of our stock or more than 9.8% in value or number of shares, whichever is more restrictive, of the outstanding shares of our common stock in value or in number of shares, and (2) there are certain other restrictions on the ownership and transfer of our stock. See “Description of Capital Stock—Restrictions on Ownership and Transfer.”

Risk Factors	Investing in our common stock involves significant risks. You should carefully read and consider the information set forth under “Risk Factors” and all other information in this prospectus before investing in our common stock.

Proposed New York Stock Exchange symbol	We intend to apply to have our common stock listed on the NYSE under the symbol “CVW.”

(1)	Excludes (i) shares issuable upon exercise of the underwriters’ overallotment option, (ii) shares available for future issuance under our 2010 Equity Incentive Plan, (iii) shares of restricted stock issued to , and in connection with the consummation of this offering and (iv) shares underlying options granted under our 2010 Equity Incentive Plan.

Summary Historical and Pro Forma Financial and Operating Data

You should read the following summary historical and pro forma combined financial and operating data together with “Selected Financial and Operating Data,” “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2009, Columbia Sussex Corporation, or its affiliates, owned or controlled all of the 14 hotel properties that will comprise our initial portfolio following the Formation Transactions, which we refer to as the Clearview Properties. We present herein the combined historical financial data for the Clearview Properties. The historical combined financial data for the Clearview Properties is not indicative of our results of operations and financial position following the consummation of the Formation Transactions and the completion of this offering.

We have not presented historical financial information for our company because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering and the Formation Transactions, and because we believe that a discussion of the results would not be meaningful.

The historical combined balance sheet information as of December 31, 2009 and 2008 of the Clearview Properties and the combined statements of operations information for the years ended December 31, 2009, 2008 and 2007 have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of December 31, 2007, 2006 and 2005 of the Clearview Properties and the combined statements of operations information for the years ended December 31, 2006 and 2005 have been derived from the unaudited combined financial statements of the Clearview Properties. In the opinion of management, the unaudited combined balance sheet information and historical combined financial statements as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

Our summary unaudited condensed pro forma combined financial and operating data as of and for the year ended December 31, 2009 assume (i) the common stock to be sold in this offering is sold at $            , the mid-point of the price range set forth on the cover page of this prospectus, and (ii) the consummation of the Formation Transactions as of the beginning of the period presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Year Ended December 31,
	Clearview Hotel Trust, Inc.		Clearview Properties
	Pro Forma		Historical Combined
	2009		2009	2008	2007	2006	2005
	(in thousands, except statistical data)
Statistical Data:
Number of hotels		14	14	14	14	14	14
Total number of rooms		3,840	3,840	3,840	3,840	3,840	3,840
Average Occupancy Rate		58.29%	58.29%	63.10%	67.43%	66.24%	64.69%
ADR		$123.54	$123.54	$136.09	$131.33	$122.22	$113.97
RevPAR		$72.02	$72.02	$85.87	$88.56	$80.96	$73.73

Combined Operating Data:
Revenue:
Rooms		$100,941	$100,941	$120,681	$124,124	$113,476	$101,826
Food and beverage		35,696	35,696	44,392	47,623	44,258	41,381
Other		5,962	5,962	6,766	6,503	6,561	6,688

Total Revenues		142,599	142,599	171,839	178,250	164,295	149,895

Operating Costs and Expenses:
Rooms		24,744	24,744	30,435	32,184	31,029	28,369
Food and beverage		19,205	19,205	24,327	26,412	24,573	23,852
Property taxes, insurance and leased facility			11,660	11,317	11,245	10,365	9,639
Franchise and reservation fees		13,052	13,052	15,140	15,227	13,204	12,649
Management fees			4,125	5,045	5,311	4,890	5,147
Other hotel level expenses		24,837	24,837	28,928	28,548	28,097	26,513
Depreciation and amortization			16,646	16,062	15,541	14,610	16,051

Total operating costs and expenses			114,269	131,254	134,468	126,768	122,220

Operating income			28,330	40,585	43,782	37,527	27,675
Interest expense			(32,586)	(27,445)	(31,207)	(28,462)	(18,599)
Other Income (expense), net			563	113	(615)	(515)	984

Net income (loss)(1)	$		$(3,693)	$13,253	$11,960	$8,550	$10,060

Other Data:
Funds from operations(2)	$		$12,953	$29,315	$27,501	$23,160	$26,111

EBITDA(3)	$		$44,976	$55,733	$57,127	$50,222	$43,726

Adjusted EBITDA(4)	$		$44,976	$56,647	$59,323	$52,137	$43,726

	As of December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data:
Property and equipment, net, including goodwill	$	$240,039	$253,735	$256,895	$263,621	$240,106
Cash and cash equivalents		2,278	2,799	3,742	3,699	1,766
Total assets		274,068	288,298	298,383	309,029	271,458
Mortgages and other debt(5)		437,026	465,144	415,123	381,503	428,506
Total liabilities		455,979	481,226	437,057	399,751	447,457
Owners’ Equity (Deficit)(6)		(181,911)	(192,928)	(138,674)	(90,722)	(175,999)

(1)	Pro forma income (loss) from continuing operations per common share is based on (basic and diluted) shares of common stock outstanding after giving effect to this offering and the Formation Transactions.

(2)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents net income (computed in accordance with U.S. generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs). We present FFO because we consider it an important supplemental measure of our operational performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, room rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We will compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

(3)	EBITDA represents net income (losses) excluding: (i) interest; (ii) income tax expense, including deferred income tax benefits and expenses and incomes taxes applicable to sale of assets; and (iii) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions.

(4)	Adjusted EBITDA represents EBITDA excluding loss on extinguishment of debt. We believe that, similar to EBITDA, Adjusted EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business.

We caution investors that amounts presented in accordance with our definitions of FFO, EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO, EBITDA and Adjusted EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. FFO, EBITDA and Adjusted EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO, EBITDA and Adjusted EBITDA can enhance your understanding of our financial condition and results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss). In addition, you should be aware that adverse economic and market conditions may negatively impact our cash flow. Below, we include a quantitative reconciliation of FFO, EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss), and provide an explanatory description by footnote of the items excluded from FFO, EBITDA and Adjusted EBITDA.

(5)	Historical Liabilities includes the total outstanding indebtedness under a term loan secured by ten hotel properties, five of which are part of our initial portfolio and five of which will continue to be owned by Columbia Sussex Corporation following the completion of this offering. This term loan will be repaid upon completion of the offering and, thus, is not reflected in the Pro Forma Liabilities. Total amount outstanding under the term loan was $215,333, $240,180, $221,060, $168,560, and $289,200 as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(6)	Reflects total outstanding indebtedness for the term loan described in note (4) above, which is secured by five properties in the initial portfolio and five additional properties that we will not own, but only reflects the assets of the five properties in our initial portfolio.

The following tables show the reconciliation between net income (loss) and FFO and net income to EBITDA and Adjusted EBITDA:

Reconciliation of Net Income (Loss) to Funds From Operations

	Year Ended December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
			(in thousands)
Net income (loss)	$	$(3,693)	$13,253	$11,960	$8,550	$10,060

Depreciation and amortization		16,646	16,062	15,541	14,610	16,051

Funds from operations	$	$12,953	$29,315	$27,501	$23,160	$26,111

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Year Ended December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
			(in thousands)
Net income (loss)	$	$(3,693)	$13,253	$11,960	$8,550	$10,060

Depreciation and amortization		16,646	16,062	15,541	14,610	16,051
Interest expense		32,586	27,445	31,207	28,462	18,599
Interest income		(563)	(1,027)	(1,581)	(1,400)	(984)

EBITDA	$	$44,976	$55,733	$57,127	$50,222	$43,726

Loss on extinguishment of debt	—	—	914	2,196	1,915	—

Adjusted EBITDA	$	$44,976	$56,647	$59,323	$52,137	$43,726

Property-Level Adjusted EBITDA and

Reconciliation to Net Income (Loss)

We have agreed to make certain additional contingent payments to the entities selling us the 14 initial hotel properties in the event that the 14 initial hotel properties meet or exceed specified property-level Adjusted EBITDA targets for 2010 and 2011. These targets are based on EBITDA excluding non-cash write-offs of tangible personal property, gain or loss on early extinguishment of debt, any non-cash charges for impairment of real estate, intangible assets or goodwill, and corporate G&A expenses, which we refer to as property-level Adjusted EBITDA. We are obligated to make a payment to the selling entities of $10.0 million if the 14 initial hotel properties achieve at least $47.0 million in property-level Adjusted EBITDA for 2010 and a second payment of $10.0 million if the 14 initial hotel properties achieve at least $51.7 million in property-level Adjusted EBITDA for 2011 (regardless of whether the 2010 target was met). These payment obligations may be satisfied in cash or shares of our common stock, at our election. See “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions Agreement.”

The following table shows the reconciliation of our pro forma property-level Adjusted EBITDA for the 14 initial hotel properties for 2009 to net income.

Clearview Hotel Trust, Inc.
Pro Forma
2009 (unaudited)
Net income (loss)

Depreciation and amortization
Interest expense
Interest income
Corporate G&A

Property-level Adjusted EBITDA

Property-level Adjusted EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. We believe that property-level Adjusted EBITDA is meaningful to investors in evaluating the thresholds for the contingent payments in connection with our purchase of the initial 14 hotel properties.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider the following risk factors, which address the material risks concerning our business and an investment in our common stock, together with the other information contained in this prospectus. If any of the risks discussed in this prospectus occur, our business, prospects, financial condition, results of operation and our ability to make cash distributions to our stockholders could be materially and adversely affected, the trading price of our common stock could decline significantly and you could lose all or a part of your investment. Some statements in this prospectus, including statements in the following risk factors constitute forward-looking statements. Please refer to the section entitled “Forward-Looking Statements.”

Risks Related to Our Business

Our business strategy depends significantly on achieving revenue and net income growth from anticipated increases in demand for hotel rooms—any delay or a weaker than anticipated economic recovery will adversely affect our future results of operations and our growth prospects.

Our hotel properties have experienced declining operating performance across various U.S. markets during the current economic recession. Our business strategy depends significantly on achieving revenue and net income growth from anticipated improvement in demand for hotel rooms as part of a future economic recovery. We, however, cannot provide any assurances that demand for hotel rooms will increase from current levels. If demand does not increase in the near future, or if demand weakens further, our operating results and growth prospects could be adversely affected. In particular, we already have reduced our operating expenses significantly in response to the current economic recession and our ability to reduce operating expenses further to improve our operating performance is limited. As a result, any delay or a weaker than anticipated economic recovery will adversely affect our future results of operations and our growth prospects.

We may incur additional indebtedness to pay the purchase price of the 14 hotel properties that will comprise our initial portfolio, which could have a material adverse effect on our growth strategy, our cash flows and our ability to make distributions to our stockholders.

If the proceeds from this offering are less than $             million, we will need to borrow under our secured credit facility to pay the difference between the $             million purchase price of the 14 hotel properties that will comprise our initial portfolio and the proceeds of this offering. The purchase price for the 14 initial hotel properties will increase if the proceeds of this offering, net of underwriting discounts and excluding proceeds from an exercise of the underwriters’ overallotment option, exceed $             million, but will not decrease if such proceeds are less than such amount. To the extent that we borrow under our secured credit facility to pay a portion of the consideration for the 14 hotel properties that will comprise our initial portfolio, it will reduce the amount of capital available to us to finance future acquisitions, which could have a material adverse effect on our ability to grow through acquisitions and other opportunities. In addition, the incurrence of such additional debt will result in increased interest expense to us, which could have a material adverse impact on our cash flows and ability to make distributions to our stockholders.

The Management Company also will manage the hotel properties owned by its parent company, Columbia Sussex Corporation, and its affiliates, which could divert the Management Company’s attention away from the operation of our properties and have a material adverse effect on our financial conditions and results of operations.

The Management Company will operate all of the hotel properties owned by Columbia Sussex Corporation and its affiliates. Columbia Sussex Corporation owns 99% of, and shares employees with, the Management Company. As a result, the Management Company may be required to devote significant amounts of time to hotels owned by Columbia Sussex Corporation and its affiliates, which could divert its attention away from the operation of our properties. We will depend on the Management Company and, if significant distractions limit the Management Company’s ability to successfully operate our hotels, our results of operations could be materially and adversely affected. Distractions could arise for any number of reasons, including, among others, Columbia Sussex Corporation’s need to re-finance its properties, litigation involving Columbia Sussex Corporation or its affiliates or the presence of a Columbia Sussex Corporation property and a Clearview Property in the same market. If the Management Company is distracted from operating our hotels or is adversely affected by adverse changes in Columbia Sussex Corporation’s business, our business and results of operations could be materially and adversely affected. In addition, two of our initial properties are in markets (Anchorage and Tampa) in which Columbia Sussex Corporation or an affiliate currently owns properties. Following the offering, there will be no restriction on either Columbia Sussex Corporation or us acquiring properties in any geographic market and, therefore, we cannot give any assurances that both we and Columbia Sussex Corporation or an affiliate will not own properties in the same markets in the future.

Affiliates of the Management Company are parties to litigation related to Tropicana Entertainment, LLC, which could have a material adverse effect on the operation of our properties and our financial condition and results of operations.

Columbia Sussex Corporation and its chairman and chief executive officer, William J. Yung III, and other affiliates of the Management Company are parties to litigation brought by a litigation trust, which was formed in connection with the bankruptcy of the entities that owned, among other properties, the Tropicana Entertainment, LLC. As a result of such litigation, Mr. Yung and/or other members of senior management of the Management Company could be distracted from the operation of our hotels, which could adversely affect the operating performance of our hotels and have a material adverse effect on our results of operations. Furthermore, if an adverse judgment against Columbia Sussex Corporation, Mr. Yung and/or their affiliates occurred and was sufficiently large, Columbia Sussex Corporation and/or Mr. Yung could decide to sell their respective ownership interests in the Management Company in order to partially fund such judgment. If control of the Management Company changes and we decide to terminate the management agreements with the Management Company, we would need to retain a new property manager, which would require the approval of our franchisors. We can provide no assurances that we would be able to identify and retain a property manager acceptable to us or our franchisors in a timely manner or at all, or that such property manager will be as successful as the Management Company in achieving operating margins in excess of industry averages. Any such delay or failure to retain a new property manager or to retain a property manager capable of effectively managing our hotels could have a material adverse effect on the operation of our properties and our financial condition and results of operations.

Our Chairman and Chief Executive Officer, Jon D. Kline, will continue to be involved in the business of Clearview Hotel Capital, LLC, which may interfere with his ability to devote time and attention to our business and affairs and have a material adverse effect on the operation of our business.

We will rely on our senior management team, including Jon D. Kline, for the day-to-day operations of our business. Following the completion of this offering, Mr. Kline will retain his interest in, and continue his role as the president of, Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company that has non-controlling interests in and performs asset management functions for the Hotel Vintage Park in Seattle, Washington, the Hotel Vintage Plaza in Portland, Oregon and the JW Marriott New Orleans in New Orleans, Louisiana and that owns a non-controlling participation interest in a mortgage note secured by the Waikiki Beach Marriott Resort & Spa in Honolulu, Hawaii. As a result, we will not have the undivided attention of Mr. Kline and we may face conflicts in allocating his time between us and Clearview Hotel Capital, LLC, which could have a material adverse effect on the operation of our business.

Any difficulties in obtaining capital necessary to make required periodic capital expenditures and renovation of our hotels could materially and adversely affect our financial conditions and results of operations.

Our hotels will require periodic capital expenditures and renovation to remain competitive. In addition, acquisitions or development of additional hotels will require significant capital expenditures. We may not be able to fund capital improvements on our existing hotels or acquisitions of new hotels solely from cash provided from our operating activities because we must distribute annually at least 90% of our REIT taxable income, determined without regard to the deductions for dividends paid and excluding net capital gains, to maintain our qualification as a REIT, and we are subject to tax on retained income and gains. As a result, our ability to fund capital expenditures, acquisitions or hotel development through retained earnings is very limited. Consequently, we expect to rely upon the availability of debt or equity capital to fund hotel acquisitions and improvements. In addition, neither our charter nor our bylaws limit the amount of debt that we can incur. If we are unable to obtain the capital necessary to make required periodic capital expenditures and renovate our hotels, our financial condition and results of operations could be materially and adversely affected.

The departure of any of our key personnel who have significant experience and relationships in the lodging industry, including Jon D. Kline, could materially and adversely affect us.

We depend on the experience and relationships of our senior management team, especially Jon D. Kline, our Chairman and Chief Executive Officer, to manage our day-to-day operations and strategic business direction. Our senior management team has an average of over                 years of experience in the lodging industry, during which time they have established an extensive network of hotel industry contacts and relationships, including relationships with global and national hotel brands, hotel owners, financiers, operators, commercial real estate brokers, developers and management companies. We can provide no assurances that any of our key personnel, including Mr. Kline, will continue their employment with us, even though all of the members of our senior management team are expected to enter into employment agreements with us upon completion of this offering. The loss of services of Mr. Kline or of the services of other members of our senior management team, or any difficulty attracting and retaining other talented and experience personnel, could have a material adverse effect on, among others, our ability to source potential investment opportunities, our relationship with global and national hotel brands and other industry participants or the execution of our business strategy, any of which could have a material adverse effect on us.

12 of the 14 hotels in our initial portfolio operate under Marriott brands; therefore, we are subject to risks associated with concentrating a significant portion of our portfolio in a single brand family.

Upon consummation of the Formation Transactions and the completion of this offering, 12 of our 14 initial hotel properties will utilize brands owned by Marriott. As a result, our success is dependent in part on the continued success of Marriott and its brands. We believe that building brand value is critical to increase demand and build customer loyalty. Consequently, if market recognition or the positive perception of Marriott is reduced or compromised, the goodwill associated with the Marriott-branded hotels in our portfolio may be adversely affected. Furthermore, if our relationship with Marriott were to deteriorate or terminate as a result of disputes regarding the management of our properties or for other reasons, Marriott could, under certain circumstances, terminate our current licenses with them or decline to provide licenses for hotels that we may acquire in the future. If any of the foregoing were to occur, it could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

If our relationship with Marriott were to deteriorate or terminate, it would have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

We cannot assure you that disputes between us and Marriott will not arise. If our relationship with Marriott were to deteriorate as a result of disputes regarding the franchise license agreements and brand affiliation of our properties or for other reasons, Marriott could, under certain circumstances, including if we fail to maintain brand standards at our hotels or if we receive poor guest satisfaction scores, terminate our current licenses with them or decline to provide licenses for hotels that we may acquire in the future. If any of the foregoing were to occur, it could have a material adverse effect on our business, financial condition, results of operations and our ability to make distributions to our stockholders.

We have no operating history and may not be able to successfully operate our business or generate sufficient operating cash flows to make or sustain distributions to our stockholders.

We were organized in April 2010 and have no operating history. We will only commence operations upon completion of this offering and consummation of the Formation Transactions. As a newly formed company, we are subject to the risks associated with any newly established business enterprise, including, among others, risks that we will be unable to attract and retain qualified personnel, create effective operating and financial controls and systems or effectively manage our anticipated growth, any of which could have a material adverse effect on our business and our operating results and our ability to make or sustain distributions to our stockholders. Our ability to make or sustain distributions to our stockholders will depend on many factors, including the level and volatility of interest rates, readily accessible short-term and long-term financing on favorable terms and conditions in the financial markets, the lodging industry, the real estate markets generally and the economy. We will face competition in acquiring attractive properties and on advantageous terms. The value of the properties that we acquire may decline substantially after we purchase them. We may not be able to successfully operate our business or implement our operating policies and investment strategy. Furthermore, we may not be able to generate sufficient operating cash flows to pay our operating expenses, service any debt we may incur in the future or make distributions to our stockholders.

We may not succeed in managing our growth, in which case our financial results could be materially and adversely affected.

Upon completion of this offering, Messrs. Kline,             and              will be our only employees. Our ability to grow our business depends upon our senior management team’s business contacts and their ability to successfully hire, train, supervise and manage additional personnel. We may not be able to hire and train sufficient personnel or develop management, information and operating systems suitable for our expected growth. If we are unable to manage any future growth effectively, our operations and financial results could be adversely affected.

Six of our 14 hotel properties are subject to ground leases; if we are found to be in breach of a ground lease or are unable to renew a ground lease, we could be materially and adversely affected.

Six of our 14 hotel properties are on land subject to ground leases. Accordingly, we only own a long-term leasehold or similar interest in those six properties. If we are found to be in breach of a ground lease, we could lose the right to use the property. In addition, unless we can purchase a fee interest in the underlying land and improvements or extend the terms of these leases before their expiration, as to which no assurance can be given, we will lose our right to operate these properties and our interest in the improvements upon expiration of the leases. Assuming that we exercise all available options to extend the terms of our ground leases or ground subleasehold interests, all of our ground leases or ground subleasehold interests will expire between 2033 and 2086. However, in certain cases, our ability to exercise such options is subject to the condition that we are not in default under the terms of the ground lease at the time that we exercise such options, and we can provide no assurances that we will be able to exercise our options at such time. Furthermore, we can provide no assurances that we will be able to renew our ground lease upon expiration. If we were to lose the right to use a property due to a breach or non-renewal of the ground lease, we would be unable to derive income from such property and would be required to purchase an interest in another property to attempt to replace that income, which could materially and adversely affect us.

Competition from other upper-upscale full service hotels in the markets in which we operate could adversely affect occupancy levels and/or ADRs, which could have a material adverse effect on our results of operations.

We face significant competition at our hotels from owners and operators of other upper-upscale and upscale full service hotels. These competitors may have an operating model that enables them to offer rooms and banquet facilities at lower rates than we can, which, particularly in the current economic recession, could result in those competitors increasing their occupancy at our expense. In addition, some of our competitors may have facilities that are better suited for group bookings, which typically are associated with increased spending on food and beverage. Thus, competition could adversely affect our ability to attract prospective guests, which could materially and adversely affect our results of operations.

Our long-term growth depends on successfully identifying and consummating acquisitions of hotel properties and the failure to make such acquisitions may impede our growth.

We can provide no assurances that we will be successful in identifying attractive hotel properties or that, once identified, that we will be successful in consummating an acquisition. We face significant competition for attractive investment opportunities from other well-capitalized real estate investors, some of which have a history of operations, greater financial resources than we do and a greater ability to borrow funds to acquire properties. This competition increases as investments in real estate become increasingly attractive relative to other forms of investment. As a result of such competition, we may be unable to acquire certain hotels that we deem attractive or the purchase price may be significantly elevated. In addition, we expect to finance future acquisitions through a combination of borrowings under a credit facility that we anticipate will be in place following the completion of this offering, the use of retained cash flows, and offerings of equity and debt securities, which may not be available on advantageous terms, or at all. Any delay or failure on our part to identify, negotiate, finance on favorable terms, consummate and integrate such acquisitions could materially impede our growth.

Our strategy of acquiring outstanding debt secured by hotel properties may expose us to risks of costs and delays in acquiring the underlying property.

We may acquire outstanding debt secured by hotel properties from lenders and investors if we believe we can ultimately foreclose or otherwise acquire ownership of the underlying property in the near-term through foreclosure, deed-in-lieu of foreclosure or other means. However, if we do acquire such debt, borrowers may seek to assert various defenses to our foreclosure or other actions and we may not be successful in acquiring the underlying property on a timely basis, or at all, in which event we could incur significant costs and experience significant delays in acquiring such properties, all of which could adversely affect our financial performance and reduce our expected returns from such investments. In addition, we may not earn a current return on such investments particularly if the loan that we acquire is in default. Our status as a REIT also limits our ability to acquire loans that are under-secured (i.e., where the amount of the loan exceeds the value of the underlying real property collateral).

Prepayment rates may adversely affect the value of any outstanding debt that we may acquire.

The value of any outstanding debt we may acquire may be affected by prepayment rates on mortgage loans. If we acquire debt secured by hotel properties, we anticipate that the underlying mortgages will prepay at a projected rate generating an expected yield. If we purchase assets at a premium to par value, when borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the mortgage-related securities may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans may be affected by a number of factors including, but not limited to, the availability of mortgage credit, the relative economic vitality of the area in which the related properties are located, the servicing of the mortgage loans, possible changes in tax laws, other opportunities for investment, and other economic, social, geographic, demographic and legal factors and other factors beyond our control. Consequently, such prepayment rates cannot be predicted with certainty and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid. In addition, as a result of the risk of prepayment, the market value of the prepaid assets may benefit less than other fixed income securities from declining interest rates.

Our organizational documents have no limitation on the amount of indebtedness we may incur. As a result, we may become highly leveraged in the future, which could adversely affect our financial condition.

Our business strategy contemplates the use of both non-recourse secured and unsecured debt to finance long-term growth. In addition, our governing documents contain no limitations on the amount of debt that we may incur, and our board of directors may change our financing policy at any time without stockholder notice or approval. As a result, we may be able to incur substantial additional debt, including secured debt, in the future. Incurring debt could subject us to many risks, including the risks that:

•	our cash flows from operations will be insufficient to make required payments of principal and interest;

•	our debt may increase our vulnerability to adverse economic and industry conditions;

•

we may be required to dedicate a substantial portion of our cash flows from operations to payments on our debt, thereby reducing cash available for distribution to our stockholders, funds available for operations and capital expenditures, future business opportunities or other purposes;

•	the terms of any refinancing will not be as favorable as the terms of the debt being refinanced; and

•	the use of leverage could adversely affect our ability to make distributions to our stockholders and the market price of our shares of common stock.

If we violate covenants in future agreements relating to indebtedness that we may incur, we could be required to repay all or a portion of our indebtedness before maturity at a time when we might be unable to arrange financing for such repayment on attractive terms, if at all. In addition, future indebtedness agreements may require that we meet certain covenant tests in order to make distributions to our stockholders.

Upon the closing of this offering, we expect to have approximately $174.5 million of debt outstanding, all of which will be fixed rate debt, which may materially and adversely affect our operating performance and put us at a competitive disadvantage.

Required repayments of debt and related interest can adversely affect our operating performance. Upon completion of this offering, we expect to have approximately $174.5 million of outstanding debt (assuming we have no borrowings under our anticipated credit facility at closing), all of which will be fixed rate debt. We also expect to be able to borrow up to $            million of additional variable rate debt under our anticipated credit facility. Increases in interest rates on any variable debt would increase our interest expense, which could harm our cash flows and our ability to pay distributions to stockholders.

Since we anticipate that our internally generated cash will be adequate to repay only a portion of our debt prior to maturity, we expect that we will be required to repay debt through refinancings and/or equity offerings. In particular, the earliest maturity date for outstanding debt is November 2015. It is likely that we will not have sufficient funds on hand to repay the amount due upon maturity and that we will have to refinance this debt. The amount of our outstanding debt may adversely affect our ability to repay debt through refinancings.

If we are unable to refinance our debt on acceptable terms, or at all, we may be forced to dispose of one or more of our hotel properties on disadvantageous terms, which may result in losses to us and may adversely affect cash available for distributions. In addition, if then prevailing interest rates or other factors at the time of refinancing result in higher interest rates upon refinancing, our interest expense would increase, which would adversely affect our future operating results.

We also intend to incur additional debt in connection with future hotel property acquisitions, including through borrowings under our anticipated credit facility. In addition, we may incur or increase our mortgage debt by obtaining loans secured by a portfolio of some or all of the hotel properties that we acquire. We may also borrow funds to make distributions to our stockholders in order to maintain our qualification as a REIT for U.S. federal income tax purposes.

Our substantial outstanding debt may harm our business, financial condition and operating results, including:

•	requiring our company to use a substantial portion of our funds from operations to pay interest, which reduces the amount available for distributions;

•	placing us at a competitive disadvantage compared to our competitors that have less debt;

•	making our company vulnerable to the current economic recession, particularly if it continues for the foreseeable future and reduces our flexibility to respond to difficult economic conditions; and

•	limiting our ability to borrow more money for operations, capital or to finance future acquisitions.

Future debt service obligations could adversely affect our overall operating results, may require us to sell hotels and could materially and adversely affect our ability to make distributions to our stockholders and the market price of our common stock.

If we incur debt in the future and do not have sufficient funds to repay such debt at maturity, it may be necessary to refinance the debt through debt or equity financings, which may not be available on acceptable terms or at all and which could be dilutive to our stockholders. If we are unable to refinance our debt on acceptable terms or at all, we may be forced to dispose of hotels at inopportune times or on disadvantageous terms, which could result in losses. To the extent we cannot meet our future debt service obligations, we will risk losing to foreclosure some or all of our hotels that may be pledged to secure our obligations.

If we have to borrow funds under our anticipated credit facility that we intend to enter into upon the completion of this offering, it will reduce the amount available to finance acquisitions and other opportunities, which could impede our growth.

We intend to enter into a             -year, $            credit facility upon completion of this offering. To the extent that we are required to borrow under this credit facility to pay a portion of the purchase price or transaction costs relating to the Formation Transactions and this offering, to fund distributions, or to make required payments under other existing indebtedness or for other purposes, it will reduce the amount available to us to finance acquisitions and other opportunities, which could impede our growth.

Hedging against interest rate exposure may adversely affect our results of operations, which could reduce our cash available for distribution to our stockholders.

Subject to maintaining our qualification as a REIT, we intend to manage our exposure to interest rate volatility by using interest rate hedging arrangements, such as cap agreements and swap agreements. These agreements involve the risks that these arrangements may fail to protect or adversely affect us because, among other things:

•	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

•	available interest rate hedges may not correspond directly with the interest rate risk for which protection is sought;

•	the duration of the hedge may not match the duration of the related liability;

•	the amount of income that a REIT may earn from certain hedging transactions (other than through TRSs) to offset interest rate losses is limited by U.S. federal tax provisions governing REITs;

•	the credit quality of the hedging counterparty owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction; and

•	the hedging counterparty owing money in the hedging transaction may default on its obligation to pay.

As a result of any of the foregoing, our hedging transactions, which are intended to limit losses, could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Covenants in our existing or future debt agreements could materially and adversely affect our financial condition and results of operations.

The mortgages on the hotels that we will own following the completion of this offering and consummation of the Formation Transactions, and hotels we may acquire in the future likely will, contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Any credit facility or secured loans that we enter into, including the anticipated $             million credit facility that we expect to enter into concurrently with the completion of this offering, likely will contain customary restrictions, requirements and other limitations that we must comply with. Our continued ability to borrow under any credit facility that we may obtain is subject to compliance with our financial and other covenants, including covenants relating to debt service coverage ratios and leverage ratios, and our ability to meet these covenants will be adversely affected if U.S. lodging fundamentals do not improve when and to the extent that we expect. In addition, our failure to comply with certain of these covenants could cause a default under the applicable debt agreement, which could result in the acceleration of the debt and require us to repay such debt with capital obtained from other sources, which may not be available to us or may be available only on unattractive terms. Furthermore, if we are unable to make required payments or we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan. In addition, any unsecured debt agreements we enter into may contain specific cross-default provisions with respect to specified other indebtedness, giving the unsecured lenders the right to declare a default under other loans in some circumstances. If we default on several of our debt agreements or any significant debt agreement, our financial condition and results of operations could be materially and adversely affected.

Covenants applicable to future debt could restrict our ability to make distributions and, as a result, we may be unable to make distributions necessary to qualify as a REIT.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we distribute to our stockholders in a calendar year is less than a minimum amount specified under the Code. If, as a result of covenants applicable to our future debt, we are restricted from making distributions, we may be unable to make distributions necessary for us to avoid U.S. federal corporate income and excise taxes and maintain our qualification as a REIT, which could affect our financial condition, results of operations, cash flows and ability to make distributions on, and the market price for, our common stock.

Funds spent to maintain franchisor operating standards may materially and adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Under the terms of our franchise license agreements, we are required to meet specified operating standards and other terms and conditions. We expect that our franchisors will periodically inspect the hotels in our initial portfolio and any hotels that we acquire to ensure that we and our TRS lessees and management companies follow their standards. Failure by us, one of our TRS lessees or any hotel management company that we engage to maintain these standards or other terms and conditions could result in a franchise license being canceled or the franchisor requiring us to undertake a costly property improvement program. If a franchise license is terminated due to our failure to make required improvements or to otherwise comply with its terms, we also may be liable to the franchisor for a termination payment, which will vary by franchisor and by hotel, and which can be as high as approximately $5.2 million. Furthermore, under certain circumstances, a franchisor may require us to make capital expenditures, even if we do not believe the capital improvements are necessary or desirable or will result in an acceptable return on our investment. If the funds required to maintain franchisor operating standards are significant, our results of operations could be materially and adversely affected.

If we were to lose a franchise license at one or more of our hotels, the value of our hotels could decline significantly and we could incur significant costs to obtain new licenses, either of which could have a material adverse effect on our financial condition, results of operations and our ability to make distributions to our stockholders.

If we were to lose a franchise license, we would be required to re-brand the hotel. As a result, the underlying value of the hotel could decline significantly from the loss of associated name recognition, marketing support, participation in guest loyalty programs and centralized reservation systems provided by the franchisor. Furthermore, the loss of a franchise license at a particular hotel could harm our relationship with the franchisor, which could impede our ability to operate other properties under the same brand, limit our ability to obtain new licenses from the franchisor in the future on favorable terms, or at all, and cause us to incur significant costs to obtain a new license for the particular hotel. If we lose one or more franchise licenses, our financial condition, results of operations and cash available for distribution to stockholders could be materially and adversely affected.

Unanticipated expenses and insufficient demand for hotels we acquire in new geographic markets could materially and adversely affect our results of operations and our ability to make distributions to our stockholders.

In the future, we may acquire or develop hotels in geographic markets in which our management or the Management Company has little or no operating experience and in which potential customers are not familiar with a particular brand with which the hotel is affiliated. As a result, we may have to incur costs relating to the opening, operation and promotion of such hotels that are substantially greater than those incurred in other geographic areas, and such hotels may attract fewer customers than other hotels we may acquire. In addition, it may be difficult to employ successfully our cost-containment strategy in certain markets, which could result in lower operating margins in new markets than in markets familiar to us. Consequently, the results of operations at any hotels that we may acquire in unfamiliar markets may be lower than those at hotels that we may acquire in our existing markets. Unanticipated expenses and insufficient demand at hotels we acquire in unfamiliar geographic markets, therefore, could materially and adversely affect our financial condition and results of operations.

We have not relied on third-party appraisals to establish the purchase price to be paid for our initial properties and other interests to be acquired by us in connection with this offering and the consideration paid by us in exchange for them may exceed their fair market value.

We have not relied on any third-party appraisals to establish the purchase price to be paid for our initial hotel properties and other interests to be acquired in connection with this offering. The amount of consideration that we will pay is based on management’s estimate of fair market value, including an analysis of market sales comparables, market capitalization rates for other hotel properties and general market conditions for such properties. As a result, the amount of consideration paid by us for our initial properties may exceed their fair market value, which could cause us to realize less value for our properties than we would have realized if the purchase price was based on independent third-party appraisals.

Our results of operations could be materially and adversely impacted if the Management Company does not manage our hotels in our best interests.

Our cash flow from the hotels may be adversely affected if the Management Company fails to provide quality services and amenities. In addition, the Management Company will manage hotels that compete with our hotels, including hotels owned by Columbia Sussex Corporation. The fees the Management Company earns for managing our properties may be less than the fees it earns for managing hotel properties that we do not own. As a result of these potential conflicts of interest, the Management Company may make decisions regarding competing lodging facilities that are not or would not be in our best interests.

In addition, we will not have the authority to require that any of our hotels be operated in a particular manner or to govern any particular aspect of the daily operations of any or our hotels, including, for example, setting room rates. Thus, even if we believe our hotels are being operated inefficiently or in a manner that does not result in satisfactory occupancy rates, RevPAR and ADR, we may not be able to force the Management Company to change its method of operation of our hotels. We generally will attempt to resolve issues with the Management Company through discussions and negotiations. However, if we are unable to reach satisfactory results through discussions and negotiations, we may choose to litigate the dispute or submit the matter to third-party dispute resolution. Furthermore, we can only seek redress if the Management Company violates the terms of the management agreements with the TRS lessees, and then only to the extent of the remedies provided for under the terms of the hotel management agreements. In the event that we decide to replace the Management Company as manager, under certain circumstances, we will be required by the terms of the management agreements to pay one year’s fees and may experience significant disruptions at our hotels. In addition, we can provide no assurances that we could find a replacement manager or that our franchisors will consent to a replacement manager in a timely manner, or at all, or that any replacement will be successful in operating our hotels.

The conflicts of interest policy that we intend to adopt may not adequately address all of the conflicts of interest that may arise with respect to our activities, which could result in us taking actions that are not in our best interests.

In order to avoid any actual or perceived conflicts of interest with our directors, officers or employees, we intend to adopt a conflicts of interest policy to specifically address some of the conflicts relating to our activities. Although under this policy the approval of a majority of our disinterested directors or a committee composed of disinterested directors will be required to approve any transaction, agreement or relationship in which any of our directors, officers or employees has an interest, there is no assurance that this policy will be adequate to address all of the conflicts that may arise or will address such conflicts in a manner that is favorable to us. In addition, our current board of directors consists solely of Mr. Kline, and as a result, the agreements entered into in connection with the Formation Transactions and this offering have not been approved by any independent or disinterested directors.

Risks Related to the Lodging Industry

Our ability to make distributions to our stockholders may be adversely affected by various operating risks common to the lodging industry, including competition, over-building and dependence on business travel and tourism.

We plan to own hotels that have different economic characteristics than many other real estate assets. A typical office property owner, for example, has long-term leases with third-party tenants, which provides a relatively stable long-term stream of revenue. Hotels, on the other hand, generate revenue from guests that typically stay at the hotel for only a few nights, which causes the room rate and occupancy levels at each of our hotels change every day, and results in earnings that can be highly volatile.

In addition, our hotels will be subject to various operating risks common to the lodging industry, many of which are beyond our control, including, among others, the following:

•	competition from other hotels in the markets in which we operate;

•	over-building of hotels in the markets in which we operate, which results in increased supply and will adversely affect occupancy and revenues at our hotels;

•	dependence on business and commercial travelers and tourism;

•	increases in energy costs and other expenses affecting travel, which may affect travel patterns and reduce the number of business and commercial travelers and tourists;

•	necessity for periodic capital reinvestment to repair and upgrade hotels;

•	increases in operating costs due to inflation and other factors that may not be offset by increased room rates;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	adverse effects of international, national, regional and local economic and market conditions;

•

unforeseen events beyond our control, such as terrorist attacks, travel-related health concerns, including pandemics and epidemics such as the H1N1 influenza, the avian bird influenza and SARS, imposition of taxes or surcharges by regulatory authorities, travel-related accidents and unusual weather patterns, including natural disasters such as hurricanes, tsunamis or earthquakes;

•	adverse effects of a downturn in the lodging industry; and

•	risks generally associated with the ownership of hotels and real estate, as we discuss in detail below.

These factors could reduce the net operating profits of Clearview Hotel TRS, Inc., which in turn could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

The seasonality of the lodging industry could have a material adverse effect on our revenues and our ability to make distributions to our stockholders.

The lodging industry is seasonal in nature, which can be expected to cause quarterly fluctuations in our revenues. Our quarterly earnings may be adversely affected by factors outside our control, including weather conditions and poor economic factors in certain markets in which we operate. For example, the Marriott Anchorage Downtown in Alaska experiences lower revenues and profits during the winter months of November through March while Marriott Tampa Westshore in Florida generally has higher revenues in the months of January through April. This seasonality can be expected to cause periodic fluctuations in a hotel property’s room and restaurant revenues, occupancy levels, room rates and operating expenses. We can provide no assurances that our cash flows will be sufficient to offset any shortfalls that occur as a result of these fluctuations, and we may have to enter into short-term borrowings in certain quarters in order to make distributions to our stockholders. As a result, volatility in our financial performance resulting from the seasonality of the lodging industry could have a material adverse effect on our ability to make distributions to our stockholders and the market value of our common stock.

The cyclical nature of the lodging industry may cause fluctuations in our operating performance, which could have a material adverse effect on our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

The lodging industry historically has been highly cyclical in nature. Fluctuations in lodging demand and, therefore, operating performance, are caused largely by general economic and local market conditions, which subsequently affect levels of business and leisure travel. In addition to general economic conditions, new hotel room supply is an important factor that can affect the lodging industry’s performance, and overbuilding has the potential to further exacerbate the negative impact of an economic recession. Room rates and occupancy, and thus RevPAR, tend to increase when demand growth exceeds supply growth. Although we believe that supply growth peaked in late 2008 to early 2009, and that lodging demand will begin to rebound in late 2010 to early 2011, we can provide no assurances regarding whether, when or the extent to which lodging demand will rebound. The continued decline in lodging demand beyond late 2010 to early 2011, or a continued growth in lodging supply, could result in returns that are substantially below expectations or result in losses, which could have a material adverse effect on our business, financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Our concentration in a particular segment of a single industry limits our ability to offset the risks of an industry downturn, which could adversely affect our results of operations and our ability to make distributions to our stockholders.

All of our assets are hotel properties and we expect that all of our business will be hotel-related. Furthermore, our existing business is focused primarily on, and our acquisition strategy will target the acquisition of hotels in, the upper-upscale full service segment of the lodging industry. This concentration exposes us to the risk of economic downturns in the lodging industry and to the upper-upscale segment of the lodging industry to a greater extent than if our portfolio also included assets from other sectors of the real estate industry or other sectors of the lodging industry. As a result, we are particularly susceptible to a continued or future downturn in the lodging industry and to a downturn affecting the upper-upscale segment, in particular. If market conditions continue to adversely affect the lodging industry, in general, and the upper-upscale segment, in particular, it would have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

The ongoing need for capital expenditures at our hotels could have a material adverse effect on our financial condition, results of operations and our ability to make distributions to our stockholders.

Our hotels will have an ongoing need for renovations and other capital improvements, including replacements, from time to time, of furniture, fixtures and equipment. The franchisors of our hotels also will require periodic capital improvements as a condition of maintaining the franchise licenses. In addition, our lenders will likely require that we set aside annual amounts for capital improvements to our hotels. These capital improvements may give rise to the following risks:

•	possible environmental liabilities;

•	construction cost overruns and delays;

•	the possibility that revenues will be reduced while rooms or restaurants are out of service due to capital improvement projects;

•	a possible shortage of available cash to fund capital improvements and the related possibility that financing for these capital improvements may not be available to us on affordable terms;

•	uncertainties as to market demand or a loss of market demand after capital improvements have begun;

•	disputes with franchisors or managers regarding compliance with relevant franchise or management agreements; and

•	bankruptcy or insolvency of our development partners during a capital improvement project or other situation that renders them unable to complete their work.

The costs of all these capital improvements could adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Hotel development and redevelopment are subject to timing, budgeting and other risks that may materially and adversely affect our operating results and our ability to make distributions to our stockholders.

We may acquire hotels that are under development from time to time as suitable opportunities arise, taking into consideration general economic conditions. To the extent that we acquire hotels that are under development, we could be subject to risks associated with, among others:

•	construction delays or cost overruns that may increase project costs;

•	receipt of zoning, occupancy and other required governmental permits and authorizations;

•	strikes or other labor issues;

•	development costs incurred for projects that are not pursued to completion;

•	investment of substantial capital without immediate corresponding income;

•	developed properties that may not achieve our desired revenue or profit goals;

•	intense competition for suitable development sites from competitors with greater financial resources than ours;

•	acts of nature such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•	ability to raise capital; and

•	governmental restrictions on the nature or size of a project.

As a result of the foregoing, we cannot assure you that any development or redevelopment project at hotels we acquire will be completed on time or within budget. If the developer is unable to complete a project on time or within budget, the hotel’s projected operating results may be adversely affected, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

The increasing use of Internet travel intermediaries by consumers may materially and adversely affect our profitability.

Some of our hotel rooms will be booked through Internet travel intermediaries, including, but not limited to, Travelocity.com, Expedia.com and Priceline.com. As these Internet bookings increase, these intermediaries may be able to obtain higher commissions, reduced room rates or other significant contract concessions from us and any management company that we engage. Moreover, some of these Internet travel intermediaries are attempting to offer hotel rooms as a commodity, by increasing the importance of price and general indicators of quality, such as “three-star downtown hotel,” at the expense of brand identification or quality of product or service. If consumers develop brand loyalties to Internet reservations systems rather than to the brands under which our properties are franchised, the value of our hotels could deteriorate and our business could be adversely affected. Although most of the business for our hotels is expected to be derived from traditional channels, if the amount of sales made through Internet intermediaries increases significantly, room revenues may flatten or decrease and our profitability may be materially and adversely affected.

The need for business-related travel and, thus, demand for rooms in our hotels may be materially and adversely affected by the increased use of business related technology.

The increased use of teleconference and video-conference technology by businesses could result in decreased business travel as companies increase the use of technologies that allow multiple parties from different locations to participate at meetings without traveling to a centralized meeting location, such as our hotels. To the extent that such technologies play an increased role in day-to-day business and the necessity for business related travel decreases, demand for our hotel rooms may decrease and our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders may be materially and adversely affected.

Future terrorist attacks or changes in terror alert levels could materially and adversely affect travel and demand and our hotels.

Previous terrorist attacks and subsequent terrorist alerts have adversely affected the U.S. travel and hospitality industries over the past several years, often disproportionately to the effect on the overall economy. The extent of the impact that terrorist attacks in the U.S. or elsewhere could have on domestic and international travel and our business in particular cannot be determined, but any such attacks or the threat of such attacks could have a material adverse effect on our business, our ability to insure our properties and our results of operations and financial condition.

The outbreak of influenza or other widespread contagious disease could reduce travel and adversely affect hotel demand, which would have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

The widespread outbreak of an infectious or contagious disease in the U.S., such as the H1N1 virus, could reduce travel and adversely affect the demand within the lodging industry and our business. If demand at our hotels decreases significantly or for a prolonged period of time as a result of an outbreak of an infectious or contagious disease, our revenue would be adversely affected, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Uninsured and underinsured losses at our hotels could materially and adversely affect our results of operations and our ability to make distributions to our stockholders.

We intend to maintain comprehensive insurance on each of the hotels in our initial portfolio and any hotels that we acquire, including liability, fire and extended coverage, of the type and amount we believe are customarily obtained for or by hotel owners. There are no assurances that coverage will be available at reasonable rates. Various types of catastrophic losses, like windstorms, earthquakes and floods, losses from foreign terrorist activities such as those on September 11, 2001, or losses from domestic terrorist activities such as the Oklahoma City bombing on April 19, 1995, may not be insurable or may not be economically insurable. Even when insurable, these policies may have high deductibles and/or high premiums. Lenders may require such insurance and our failure to obtain such insurance could constitute a default under loan agreements. Depending on our access to capital, liquidity and the value of the properties securing the affected loan in relation to the balance of the loan, a default could have a material adverse effect on our results of operations and ability to obtain future financing.

In the event of a substantial loss, our insurance coverage may not be sufficient to cover the full current market value or replacement cost of our lost investment. For example, windstorm policies customarily have a relatively high deductible, and one of our hotel properties is located in a Tier 1 windstorm zone. Should an uninsured loss or a loss in excess of insured limits occur, we could lose all or a portion of the capital we have invested in a hotel or resort, as well as the anticipated future revenue from the hotel or resort. In that event, we might nevertheless remain obligated for any mortgage debt or other financial obligations related to the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate a hotel after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

We may be subject to unknown or contingent liabilities related to the hotels we acquire, which could have a material adverse effect on our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

The hotels that we acquire may be subject to unknown or contingent liabilities for which we may have no recourse, or only limited recourse, against the sellers. In general, the representations and warranties provided under the transaction agreements related to purchase of the hotels we acquire may not survive the closing of the transactions. Furthermore, indemnification under such agreements may be limited and subject to various materiality thresholds, a significant deductible or an aggregate cap on losses. As a result, there is no guarantee that we will recover any amounts with respect to losses due to breaches by the sellers of their representations and warranties. In addition, the total amount of costs and expenses that may be incurred with respect to liabilities associated with these hotels may exceed our expectations, and we may experience other unanticipated adverse effects, all of which may materially and adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Noncompliance with the Americans with Disabilities Act could materially and adversely affect our results of operations.

Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet various federal requirements related to access and use by disabled persons. Compliance with the ADA’s requirements could require removal of access barriers, and non-compliance could result in the U.S. government imposing fines or in private litigants winning damages. In June 2008, the Department of Justice proposed a substantial number of changes to the Accessibility Guidelines under the ADA. In January 2009, President Obama suspended final publication and implementation of these regulations, pending a comprehensive review by his administration. If implemented as proposed, the new guidelines could cause some of our hotels to incur costly measures to become fully compliant. If we are required to make substantial modifications to the hotels that we acquire, whether to comply with the ADA or other changes in governmental rules and regulations, our financial condition, results of operations and ability to make distributions to our stockholders could be adversely affected.

We could incur significant, material costs related to government regulation and litigation with respect to environmental matters, which could have a material adverse effect on our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Our hotels are subject to various U.S. federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (e.g., swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation or demolition of a building. Such laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from third parties if property damage or personal injury occurs.

Liabilities and costs associated with contamination at, on, under or emanating from our property, defending against claims, or complying with environmental, health and safety laws could be material and could adversely affect our financial condition, results of operations, market price of our common stock and the funds available for distribution to our stockholders. We can make no assurances that (1) changes in current laws or regulations or future laws or regulations will not impose additional or new material environmental liabilities or (2) the current environmental condition of our hotels will not be affected by our operations, the condition of the properties in the vicinity of our hotels, or by third parties unrelated to us. The discovery of material environmental liabilities at our properties could subject us to unanticipated significant costs, which could significantly reduce or eliminate our profitability and the cash available for distribution to our stockholders.

The Employee Free Choice Act could substantially increase the cost of doing business by increasing wage and benefit costs, which could have a material adverse effect on our results of operations.

A number of members of the U.S. Congress and President Obama have stated that they support the Employee Free Choice Act, which, if enacted, would discontinue the current practice of having an open process where both the union and the employer are permitted to educate employees regarding the pros and cons of joining a union before having an election by secret ballot. Under the Employee Free Choice Act, the employees would only hear the union’s side of the argument before making a commitment to join the union. The Employee Free Choice Act would permit unions to quietly collect employee signatures supporting the union without notifying the employer and permitting the employer to explain its views before a final decision is made by the employees. Once a union has collected signatures from a majority of the employees, the employer would have to recognize, and bargain with, the union. If the employer and the union fail to reach agreement on a collective bargaining contract within a certain number of days, both sides would be forced to submit their respective proposals to binding arbitration and a federal arbitrator would be permitted to create an employment contract binding on the employer. If the Employee Free Choice Act is enacted, a number of the hotels we will own or seek to acquire could become unionized.

Generally, unionized hotel employees are subject to a number of work rules, the effect of which is to increase expenses and decrease operating margins at unionized hotels. We believe that the unionization of hotel employees at the hotel in our initial portfolio or at hotels that we acquire may result in a significant decline in hotel profitability and value, which could materially and adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

General Risks Related to the Real Estate Industry

Illiquidity of real estate investments could significantly impede our ability to sell hotels or otherwise respond to adverse changes in the performance of our hotels.

Because real estate investments are relatively illiquid, our ability to promptly sell one or more hotels for reasonable prices in response to changing economic, financial and investment conditions will be limited. The real estate market is affected by many factors beyond our control, including:

•	adverse changes in international, national, regional and local economic and market conditions;

•	changes in interest rates and in the availability, cost and terms of debt financing;

•	changes in governmental laws and regulations, fiscal policies and zoning ordinances and the related costs of compliance with laws and regulations, fiscal policies and ordinances;

•	the ongoing need for capital improvements, particularly in older structures;

•	changes in operating expenses; and

•	civil unrest, acts of nature, including earthquakes, floods and other natural disasters, which may result in uninsured losses, and acts of war or terrorism.

We may decide to sell hotels in the future. We cannot predict whether we will be able to sell any hotel for the price or on the terms set by us, or whether any price or other terms offered by a prospective purchaser would be acceptable to us. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a hotel.

Recently, the availability of credit to purchasers of hotels and financing structures such as CMBS, which have been used to finance many hotel acquisitions in recent years, have been reduced. If financing for hotels is not available on attractive terms or at all, it will adversely impact the ability of third parties to buy our hotels. As a result, we may hold our hotels for a longer period than we would otherwise desire and may sell hotels at a loss.

In addition, we may be required to expend funds to correct defects or to make improvements before a hotel can be sold. We can provide no assurances that we will have funds available, or access to such funds, to correct those defects or to make those improvements. In acquiring a hotel, we may agree to lock-out provisions or tax protection agreements that materially restrict us from selling that property for a period of time or impose other restrictions, such as a limitation on the amount of debt that can be placed or repaid on that property. These factors and any others that would impede our ability to respond to adverse changes in the performance of the hotels or a need for liquidity could materially and adversely affect our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Increases in property taxes would increase our operating costs, which could have a material adverse effect on our results of operations and our ability to make distributions to our stockholders.

Each of our hotels will be subject to real and personal property taxes. These taxes may increase as tax rates change and as the properties are assessed or reassessed by taxing authorities. If property taxes increase, we would incur a corresponding increase in our operating expenses, which could have a material adverse effect on our financial condition, results of operations, our ability to make distributions to our stockholders and the market price our common stock.

Our existing hotels or hotels that we acquire may contain or develop harmful mold that could lead to liability for adverse health effects and costs of remediating the problem, either of which could have a material adverse effect on our results of operations.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing as exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. Some of our existing hotel properties or hotel properties that we may acquire may contain microbial matter such as mold and mildew, which could require us to undertake a costly remediation program to contain or remove the mold from the affected property. Furthermore, we can provide no assurances that we will be successful in identifying harmful mold and mildew at hotels that we seek to acquire, which could require us to take similar remedial action at acquired properties. The presence of significant mold could expose us to liability from hotel guests, hotel employees and others if property damage or health concerns arise, which could have a material adverse effect on our results of operations.

Any mortgage debt obligations we incur will expose us to increased risk of property losses due to foreclosure, which could materially and adversely affect our financial condition, cash flow and ability to satisfy our other debt obligations and make distributions to our stockholders.

Incurring mortgage debt increases our risk of property losses because any defaults on indebtedness secured by properties may result in foreclosure actions initiated by lenders and ultimately our loss of the property securing the loan for which we are in default. For tax purposes, a foreclosure of any nonrecourse mortgage on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income upon foreclosure but would not receive any cash proceeds. As a result, we may be required to identify and utilize other sources of cash for distributions to our stockholders of that income.

In addition, any default under our mortgage debt obligations may increase the risk of our default on other indebtedness. If this occurs, our financial condition, results of operations, the market price of shares of our common stock and our ability to make distributions to our stockholders may be materially and adversely affected.

Risks Related to Our Organization and Structure

Our board of directors may change significant corporate policies without stockholder notice or approval.

Our investment, financing, borrowing and distribution policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of the board of directors without a vote of, or notice to, our stockholders. As a result of changes to such policies, we may engage in business activities that are different from, and possibly riskier than, the business activities described in this prospectus. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal and regulatory requirements, including the listing standards of the NYSE. A change in these policies could have a material adverse effect on our financial condition, results of operations, cash flows, market price of our common stock and ability to satisfy our debt service obligations and to make distributions to our stockholders.

Our charter contains stock ownership limitations and permits us to increase the number of authorized shares of stock and issue stock without stockholder approval, each of which could defer or prevent a transaction that is in the best interests of our stockholders.

Our charter provides that no person, entity or group (as defined in Rule 13d-3 promulgated pursuant to the Exchange Act) may beneficially own more than 9.8% of our common stock or of the value of the aggregate outstanding shares of our capital stock. This ownership limitation may prevent an acquisition of control of our company by a third party without our board of directors’ approval, even if our stockholders believe the change of control is in their best interests.

Subject to applicable legal and regulatory requirements, our charter authorizes our board of directors, without stockholder approval, to increase the aggregate number of authorized shares of stock or the number of authorized shares of stock of any class or series, to issue authorized but unissued shares of our common stock or preferred stock and to classify or reclassify any unissued shares of our common stock or preferred stock and to set the preferences, rights and other terms of such classified or unclassified shares. Although our board of directors has no such intention at the present time, it could establish a series of preferred stock that could, depending on the terms of such series, delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.

Certain provisions of Maryland law could inhibit changes in control.

Certain provisions of the Maryland General Corporation Law, or the MGCL, may have the effect of inhibiting or deterring a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of shares of our common stock with the opportunity to realize a premium over the then-prevailing market price of such shares, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder,” defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of our then outstanding voting shares, or an affiliate thereof for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter imposes special appraisal rights and special stockholder voting requirements on these combinations; and

•

“control share” provisions that provide that “control shares” of our company, defined as shares which, when aggregated with other shares controlled by the stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors, acquired in a “control share acquisition,” defined as the direct or indirect acquisition of ownership or control of “control shares,” have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.

We have opted out of these provisions of the MGCL, in the case of the business combination provisions of the MGCL by resolution of our board of directors, and in the case of the control share provisions of the MGCL pursuant to a provision in our bylaws. However, in the future, our board of directors may by resolution elect to opt in to the business combination provisions of the MGCL and we may, by amendment to our bylaws, opt in to the control share provisions of the MGCL, though in both cases subject to shareholder approval.

Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to implement certain takeover defenses. Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our common stockholders with the opportunity to realize a premium over the then current market price.

In addition, the provisions of our charter on removal of directors and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Likewise, if our company’s board of directors, were to opt in to the business combination provisions of the MGCL or the provisions of Title 3, Subtitle 8 of the MGCL, or if the provision in our bylaws opting out of the control share acquisition provisions of the MGCL were rescinded by our board of directors, these provisions of the MGCL could have similar anti-takeover effects. See “Material Provisions of Maryland Law and of Our Charter and Bylaws— Business Combinations,” “Material Provisions of Maryland Law and of Our Charter and Bylaws—Control Share Acquisitions,” and “Material Provisions of Maryland Law and of Our Charter and Bylaws—Subtitle 8.”

Our operating structure subjects us to the risk of increased hotel operating expenses.

Our leases with our TRS lessees will require our TRS lessees to pay us rent based in part on revenues from our hotels. Our operating risks include decreases in hotel revenues and increases in hotel operating expenses, which would adversely affect our TRS lessees’ ability to pay us rent due under the leases, including but not limited to the increases in:

•	wage and benefit costs;

•	repair and maintenance expenses;

•	energy costs;

•	property taxes;

•	insurance costs; and

•	other operating expenses.

Increases in these operating expenses can have a significant adverse impact on our financial condition, results of operations, the market price of our common stock and our ability to make distributions to our stockholders.

Our rights and the rights of our stockholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions not in your best interests.

Maryland law provides that a director or officer has no liability in that capacity if he or she performs his or her duties in good faith, in a manner he or she reasonably believes to be in our best interests and with the care that an ordinarily prudent person in a like position would use under similar circumstances. Upon completion of this offering, as permitted by the MGCL, our charter will limit the liability of our directors and officers to us and our stockholders for money damages, except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.

In addition, our charter will authorize us to obligate our company, and our bylaws will require us, to indemnify our directors and officers for actions taken by them in those capacities to the maximum extent permitted by Maryland law. As a result, we and our stockholders may have more limited rights against our directors and officers than might otherwise exist under common law. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our company, your ability to recover damages from such director or officer will be limited. In addition, we may be obligated to advance the defense costs incurred by our directors, and may, in the discretion of our board of directors, advance the defense costs incurred by executive officers and employees, in connection with legal proceedings.

Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.

Our charter provides that a director may only be removed for cause upon the affirmative vote of holders of a majority of the votes entitled to be cast in the election of directors. Vacancies may be filled only by a majority of the remaining directors in office, even if less than a quorum. These requirements make it more difficult to change our management by removing and replacing directors and may prevent a change in control of our company that is in the best interests of our stockholders.

If we fail to implement and maintain an effective system of internal controls, we may not be able to accurately determine our financial results or prevent fraud. As a result, our stockholders could lose confidence in our financial results, which could harm our business and the value of shares of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We are a newly formed company that will develop financial and operational reporting and control systems. We may in the future discover areas of our internal controls that need improvement. Section 404 of the Sarbanes-Oxley Act of 2002 will require us to evaluate and report on our internal controls over financial reporting and engage our independent auditors annually to issue an opinion on the effectiveness of our internal controls over financial reporting. While we intend to undertake substantial work to prepare for compliance with Section 404, we cannot be certain that we will be successful in implementing or maintaining adequate internal controls over our financial reporting and financial processes. Furthermore, as we grow our business, our internal controls will become more complex, and we will require significantly more resources to ensure our internal controls remain effective. If we or our independent auditors discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market value of shares of our common stock. Additionally, the existence of any material weakness or significant deficiency would require management to devote significant time and incur significant expense to remediate any such material weaknesses or significant deficiencies and management may not be able to remediate any such material weaknesses or significant deficiencies in a timely manner. The existence of any material weakness in our internal control over financial reporting could also result in errors in our financial statements that could require us to restate our financial statements, cause us to fail to meet our reporting obligations and cause stockholders to lose confidence in our reported financial information, all of which could lead to a decline in the trading price of our common stock.

Risks Related to Our Status as a REIT

Failure to qualify as a REIT would cause us to be taxed as a regular corporation, which would substantially reduce funds available for distributions to our stockholders.

We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT. However, we cannot assure you that we will qualify as such. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Code as to which there are only limited judicial and administrative interpretations and involves the determination of facts and circumstances not entirely within our control. Future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws or the application of the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

If we fail to qualify as a REIT in any taxable year, we will face serious tax consequences that will substantially reduce the funds available for distributions to our stockholders because:

•	we would not be allowed a deduction for dividends paid to stockholders in computing our taxable income and would be subject to U.S. federal income tax at regular corporate rates;

•	we could be subject to the U.S. federal alternative minimum tax and possibly increased state and local taxes; and

•	unless we are entitled to relief under certain U.S. federal income tax laws, we could not re-elect REIT status until the fifth calendar year after the year in which we failed to qualify as a REIT.

In addition, if we fail to qualify as a REIT, we will no longer be required to make distributions. As a result of all these factors, our failure to qualify as a REIT could impair our ability to expand our business and raise capital, and it would adversely affect the value of our common stock. See “Material U.S. Federal Income Tax Considerations” for a discussion of material U.S. federal income tax consequences relating to us and our common stock.

Even if we qualify as a REIT, we may face other tax liabilities that reduce our cash flows.

Even if we qualify for taxation as a REIT, we may be subject to certain U.S. federal, state and local taxes on our income and assets, including taxes on any undistributed income, tax on income from some activities conducted as a result of a foreclosure, and state or local income, property and transfer taxes. In addition, our TRSs will be subject to regular corporate U.S. federal, state and local taxes. Any of these taxes would decrease cash available for distributions to stockholders.

Failure to make required distributions would subject us to U.S. federal corporate income tax.

We intend to operate in a manner so as to qualify as a REIT for U.S. federal income tax purposes. In order to qualify as a REIT, we generally are required to distribute at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains, each year to our stockholders. To the extent that we satisfy this distribution requirement, but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax on our undistributed taxable income. In addition, we will be subject to a 4% nondeductible excise tax if the actual amount that we pay out to our stockholders in a calendar year is less than a minimum amount specified under the Code.

REIT distribution requirements could adversely affect our liquidity and may force us to borrow funds or sell assets during unfavorable market conditions.

In order to maintain our qualification as a REIT and to meet the REIT distribution requirements, we may need to borrow funds on a short-term basis or sell assets, even if the then-prevailing market conditions are not favorable for these borrowings or sales. Our cash flows from operations may be insufficient to fund required distributions as a result of differences in timing between the actual receipt of income and the recognition of income for U.S. federal income tax purposes, or the effect of non-deductible capital expenditures, the creation of reserves or required debt service or amortization payments. For example, we may be required to accrue income from mortgage loans and other types of debt instruments that we may acquire before we receive any payments of interest or principal on such assets. We may also acquire distressed debt investments that are subsequently modified or foreclosed upon, which could result in significant taxable income without any corresponding cash payment. See “Material U.S. Federal Income Tax Considerations.” The insufficiency of our cash flows to cover our distribution requirements could have an adverse impact on our ability to raise short- and long-term debt or sell equity securities in order to fund distributions required to maintain our qualification as a REIT. Also, although the Internal Revenue Service, or IRS, has issued Revenue Procedure 2010-12 sanctioning certain issuances of taxable stock dividends by REITs under certain circumstances for taxable years ending on or before December 31, 2011, no assurance can be given that the IRS will extend this treatment or that we will otherwise be able to pay taxable stock dividends to meet our REIT distribution requirements.

The opinion of our tax counsel regarding our status as a REIT does not guarantee our ability to maintain qualification as a REIT.

Our tax counsel, Goodwin Procter LLP, is expected to render an opinion to us that we have been and are organized in conformity with the requirements for qualification and taxation as a REIT under the Code, and our prior, current and proposed ownership and method of operations will allow us to satisfy the requirements for qualification and taxation as a REIT under the Code commencing with our taxable year ending December 31, 2010. This opinion will be based upon our representations as to the manner in which we will be owned, invest in assets, and operate, among other things, as well as the status of any hotel management company we engage as an “eligible independent contractor” under the REIT provisions of the Code. The validity of Goodwin Procter’s opinion and our qualification as a REIT will depend on our satisfaction of certain asset, income, organizational, distribution, stockholder ownership and other requirements on a continuing basis, including the continuing qualification of the Management Company as an eligible independent contractor, the results of which will not be monitored by Goodwin Procter. Accordingly, no assurances can be given that we will satisfy the REIT requirements in any one taxable year. Also, the opinion of Goodwin Procter will represent counsel’s legal judgment based on the law in effect as of the date of the commencement of this offering, is not binding on the IRS or any court and could be subject to modification or withdrawal based on future legislative, judicial or administrative changes to the U.S. federal income tax laws, any of which could be applied retroactively. Goodwin Procter will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in its opinion or of any subsequent change in applicable law.

The formation of our TRSs and TRS lessees increases our overall tax liability.

Clearview Hotel TRS, Inc. and any other of our domestic TRSs will be subject to U.S. federal, state and local income tax on their taxable income, which will consist of the revenues from the hotels leased by our TRS lessees, net of the operating expenses for such hotels and rent payments to us. Accordingly, although our ownership of our TRSs will allow us to participate in the operating income from our hotels in addition to receiving rent, that operating income will be fully subject to income tax. The after-tax net income of our TRSs is available for distribution to us. If we have any non-U.S. TRSs, then they may be subject to tax in jurisdictions where they operate.

Our ownership of our TRSs will be subject to limitations and our transactions with our TRSs will cause us to be subject to a 100% penalty tax on certain income or deductions if those transactions are not conducted on arm’s-length terms.

Overall, no more than 25% of the value of a REIT’s assets may consist of stock or securities of one or more TRSs. In addition, the Code limits the deductibility of interest paid or accrued by a TRS to its parent REIT to assure that the TRS is subject to an appropriate level of corporate taxation. The Code also imposes a 100% excise tax on certain transactions between a TRS and its parent REIT that are not conducted on an arm’s-length basis. The 100% tax would apply, for example, to the extent that we were found to have charged our TRS lessees rent in excess of an arm’s length rent. Furthermore, we will monitor the value of our respective investments in our TRSs for the purpose of ensuring compliance with TRS ownership limitations and will structure our transactions with our TRSs on terms that we believe are arm’s-length to avoid incurring the 100% excise tax described above. There can be no assurance, however, that we will be able to comply with the 25% TRS limitation or to avoid application of the 100% excise tax.

If the leases of our hotels to the TRS lessees are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

To qualify as a REIT, we must annually satisfy two gross income tests, under which specified percentages of our gross income must be derived from certain sources, such as “rents from real property.” Rents paid to our operating partnership by TRS lessees pursuant to the leases of our hotels will constitute substantially all of our gross income. In order for such rent to qualify as “rents from real property” for purposes of the gross income tests, the leases must be respected as true leases for U.S. federal income tax purposes and not be treated as service contracts, financing arrangements, joint ventures or some other type of arrangement. If our leases are not respected as true leases for U.S. federal income tax purposes, we will fail to qualify as a REIT.

If our operating partnership is treated as a corporation for U.S. federal income tax purposes, we will cease to qualify as a REIT.

Our operating partnership currently is a disregarded entity because we own 100% of the interests in it, directly or through other disregarded entities. If our operating partnership admits other limited partners, we believe it will be treated as a partnership for U.S. federal income tax purposes. As a partnership or disregarded entity, our operating partnership would not be subject to U.S. federal income tax on its income. Instead, each of its owners, including us, would be required to pay tax on its allocable share of the operating partnership’s income. No assurance can be provided, however, that the IRS would not challenge its status as a partnership or disregarded entity for U.S. federal income tax purposes, or that a court would not sustain such a challenge. If the IRS were successful in treating our operating partnership as a corporation for U.S. federal income tax purposes, we would fail to meet the gross income tests and certain of the asset tests applicable to REITs and, accordingly, cease to qualify as a REIT. Also, our operating partnership would become subject to U.S. federal, state and local income tax, which would reduce significantly the amount of cash available for debt service and for distribution to its partners, including us.

If the Management Company or any other hotel managers that we may engage in the future do not qualify as “eligible independent contractors,” or if our hotels are not “qualified lodging facilities,” we will fail to qualify as a REIT.

Rent paid by a lessee that is a “related party tenant” of ours will not be qualifying income for purposes of the two gross income tests applicable to REITs. An exception is provided, however, for leases of “qualified lodging facilities” to a TRS so long as the hotels are managed by an “eligible independent contractor” and certain other requirements are satisfied. We expect to lease all or substantially all of our hotels to TRS lessees, which are disregarded subsidiaries of corporations that are intended to qualify as TRSs, and to engage hotel managers that are intended to qualify as “eligible independent contractors.” Among other requirements, in order to qualify as an eligible independent contractor, the hotel manager must not own, directly or through its stockholders, more than 35% of our outstanding stock, and no person or group of persons can own more than 35% of our outstanding stock and the stock (or ownership interest) of the hotel manager, taking into account certain ownership attribution rules. The ownership attribution rules that apply for purposes of these 35% thresholds are complex, and monitoring actual and constructive ownership of our stock by our hotel managers and their owners may not be practical. Accordingly, there can be no assurance that these ownership levels will not be exceeded.

In addition, for a hotel management company to qualify as an eligible independent contractor, such company or a related person must be actively engaged in the trade or business of operating “qualified lodging facilities” (as defined below) for one or more persons not related to the REIT or its TRSs at each time that such company enters into a hotel management contract with a TRS or its TRS lessee. As of the date hereof, we believe the Management Company operates qualified lodging facilities for certain persons who are not related to us or our TRS and the Management Company has agreed to continue to operate qualified lodging facilities for unrelated persons in the future. However, no assurances can be provided that the Management Company or any other hotel managers that we may engage in the future will in fact comply with this requirement in the future. Failure to comply with this requirement would require us to find other managers for future contracts, and, if we hired a management company without knowledge of the failure, it could jeopardize our status as a REIT.

Finally, each property with respect to which our TRS lessees pay rent must be a “qualified lodging facility.” A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, including customary amenities and facilities, provided that no wagering activities are conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. As of the date hereof, we believe that the properties leased to our TRS lessees are qualified lodging facilities. Although we intend to monitor future acquisitions and improvements of properties, the REIT provisions of the Code provide only limited guidance for making determinations under the requirements for qualified lodging facilities, and there can be no assurance that these requirements will be satisfied.

Dividends payable by REITs generally do not qualify for reduced tax rates.

The maximum U.S. federal income tax rate for certain dividends payable to individual U.S. stockholders, as defined in “Material U.S. Federal Income Tax Considerations” below, is currently 15% through 2010. Dividends payable by REITs, however, are generally not eligible for the reduced rates. The more favorable rates applicable to regular corporate dividends could cause investors who are individuals to perceive investments in REITs to be relatively less attractive than investments in the stocks of non-REIT corporations that pay dividends, which could adversely affect the value of the stock of REITs, including our common stock.

Complying with REIT requirements may cause us to forego otherwise attractive opportunities or to liquidate otherwise attractive investments.

To qualify as a REIT, we must continually satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our capital stock. In order to meet these tests, we may be required to forego investments we might otherwise make. In addition, to comply with the REIT requirements, we cannot allow gambling or wagering activities to be conducted at or in connection with our hotels and our hotels may only provide amenities or facilities if they are customary for other properties of comparable size and class owned by persons unrelated to us. Thus, compliance with the REIT requirements may hinder our performance.

In addition, if we fail to comply with certain asset ownership tests described under “Material U.S. Federal Income Tax Considerations,” below, at the end of any calendar quarter, we must correct the failure within 30 days after the end of the calendar quarter or qualify for certain statutory relief provisions to avoid losing our REIT qualification. As a result, we may be required to liquidate otherwise attractive investments. These actions could have the effect of reducing our income and amounts available for distribution to our stockholders.

We may be required to report taxable income for certain investments in excess of the economic income we ultimately realize from such investments.

We may acquire debt instruments at a discount from face value. Such discount will be treated as original issue discount to the extent we acquired the debt instrument at original issuance, or alternatively as market discount if we acquired the debt instrument on the secondary market. We generally will have to include any original issue discount in our income under a constant yield method, but will not have to include any accrued market discount in our income until payments of principal are made on the debt instrument.

We may also acquire distressed debt instruments that are subsequently modified by agreement with the borrower. Under applicable Treasury regulations, such a modification may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which could be treated as equal to face amount of the new debt instrument. Because distressed debt instruments are typically acquired at a substantial discount from face value, the difference between our amount realized (the face of the new note) and our tax basis in the old note may be significant, resulting in significant income without any corresponding receipt of cash. In addition, in the event that any debt instruments we acquire are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income. Finally, if we foreclose on a distressed debt instrument, we could have taxable income to the extent the fair market value of the property we receive exceeds our tax basis in the debt instrument, regardless of whether we receive any cash.

If we ultimately collect less on a debt instrument than our purchase price and any amounts included in income due to the foregoing rules, the ability to benefit from any resulting loss would depend on our having taxable income.

We may be subject to adverse legislative or regulatory tax changes that could reduce the market price of our common stock.

At any time, the U.S. federal income tax laws governing REITs or the administrative interpretations of those laws may be amended. We cannot predict when or if any new U.S. federal income tax law, regulation, or administrative interpretation, or any amendment to any existing U.S. federal income tax law, regulation or administrative interpretation, will be adopted, promulgated or become effective and any such law, regulation, or interpretation may take effect retroactively. We and our stockholders could be adversely affected by any such change in, or any new, U.S. federal income tax law, regulation or administrative interpretation.

You may be restricted from acquiring or transferring certain amounts of our common stock.

In order to maintain our REIT qualification, among other requirements, no more than 50% in value of our outstanding stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Code to include certain kinds of entities, during the last half of any taxable year, other than the first year for which a REIT election is made. In addition, the Code generally prohibits a manager of one of our hotels from owning, directly or indirectly, more than 35% of our stock and a person (or a group of persons) who holds 35% or more of our stock from also holding, directly or indirectly, more than 35% of any such hotel management company. To assist us in qualifying as a REIT, our charter contains an aggregate stock ownership limit and a common stock ownership limit. Generally, any shares of our stock owned by affiliated owners will be added together for purposes of the aggregate stock ownership limit, and any shares of common stock owned by affiliated owners will be added together for purposes of the common stock ownership limit.

If anyone attempts to transfer or own shares in a way that would violate the aggregate stock ownership limit or the common stock ownership limit or other restrictions on terms for or ownership in our charter, unless such ownership limits have been waived by our board of directors, or would prevent us from continuing to qualify as a REIT, those shares instead will be transferred to a trust for the benefit of a charitable beneficiary and will be either redeemed by us or sold to a person whose ownership of the shares will not violate the aggregate stock ownership limit or the common stock ownership limit. If this transfer to a trust fails to prevent such a violation or our disqualification as a REIT, then the initial intended transfer or ownership will be null and void from the outset. Anyone who acquires or owns shares in violation of the aggregate stock ownership limit or the common stock ownership limit (unless any such ownership limit has been waived by our board of directors), or the other restrictions on transfer or ownership in our charter bears the risk of a financial loss when the shares are redeemed or sold if the market price of our stock falls between the date of purchase and the date of redemption or sale.

We may in the future choose to pay dividends in our stock instead of cash, in which case stockholders may be required to pay income taxes in excess of the cash dividends they receive.

Although we have no current intention to do so, we may, in the future, distribute taxable dividends that are payable in cash and common stock at the election of each stockholder or distribute other forms of taxable stock dividends. Taxable stockholders receiving such dividends or other forms of taxable stock dividends will be required to include the full amount of the dividend as ordinary income to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, stockholders may be required to pay income taxes with respect to such dividends in excess of the cash dividends received. If a U.S. stockholder sells the stock that it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to certain non-U.S. stockholders, we may be required to withhold U.S. federal income tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. In addition, if a significant number of our stockholders determine to sell common stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our common stock.

Complying with REIT requirements may limit our ability to hedge effectively and may cause us to incur tax liabilities.

The REIT provisions of the Code substantially limit our ability to hedge our liabilities. Generally, income from a hedging transaction we enter into to manage risk of interest rate changes with respect to borrowings made or to be made to acquire or carry real estate assets does not constitute “gross income” for purposes of the 75% or 95% gross income tests. To the extent that we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both of the gross income tests. As a result of these rules, we may need to limit our use of advantageous hedging techniques or implement those hedges through a TRS. This could increase the cost of our hedging activities because our TRS would be subject to tax on income or gains resulting from hedges entered into by it or expose us to greater risks associated with changes in interest rates than we would otherwise want to bear. In addition, losses in our TRSs will generally not provide any tax benefit, except for being carried forward for use against future taxable income in the TRSs.

The ability of our board of directors to revoke our REIT qualification without stockholder approval may cause adverse consequences to our stockholders.

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without the approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT. If we cease to be a REIT, we will not be allowed a deduction for distributions paid to stockholders in computing our taxable income and will be subject to U.S. federal income tax at regular corporate rates, which may have adverse consequences on our total return to our stockholders.

Risks Related to this Offering

Level of cash distributions, market interest rates and other factors may adversely affect the value of our common stock.

The market value of the equity securities of a REIT is based upon the market’s perception of the REIT’s growth potential and its current and potential future cash distributions, whether from operations, sales or refinancings, and is based upon the real estate market value of the underlying assets. For that reason, our common stock may trade at prices that are higher or lower than our net asset value per share. To the extent we retain operating cash flows for investment purposes, working capital reserves or other purposes, these retained funds, while increasing the value of our underlying assets, may not correspondingly increase the market price of our common stock. Our failure to meet the market’s expectations with regard to future earnings and cash distributions likely would adversely affect the market price of our common stock. In addition, the price of our common stock will be influenced by the dividend yield on the common stock relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, could cause the market price of our common stock to go down. The trading price of the shares of common stock will also depend on many other factors, which may change from time to time, including:

•	the market for similar securities;

•	the attractiveness of REIT securities in comparison to the securities of other companies, taking into account, among other things, the higher tax rates imposed on dividends paid by REITs;

•	government action or regulation;

•	general economic conditions; and

•	our financial condition, performance and prospects.

The number of shares of our common stock available for future sale could materially and adversely affect the market price of our common stock.

We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares of our common stock for future sale, on the market price of our common stock. Upon the completion of this offering, we expect to have a total of              shares of our common stock outstanding (or a total of              shares if the underwriters’ overallotment option is exercised in full), including the shares of our common stock sold in this offering and restricted shares of our common stock granted to our non-employee directors under our 2010 Equity Incentive Plan. Our 2010 Equity Incentive Plan provides for grants of equity based awards equal to     % of the issued and outstanding shares of our common stock upon completion of this offering, excluding any issued pursuant to the exercise of the underwriters’ overallotment option. The market price for our common stock may decline significantly when the restrictions on resale or lock-up agreements by certain of our stockholders lapse. Sales of substantial amounts of shares of our common stock in the public market or the perception that such sales might occur could materially and adversely affect the market price of our common stock.

There currently is no public market for our common stock and active trading market may never develop following this offering, which may materially and adversely affect the market price of our common stock and make it difficult for you to sell your shares.

Prior to this offering, there has been no public market for our common stock. Although we intend to list our common stock on the NYSE under the symbol “CVW,” there can be no assurance that an active trading market will develop or be sustained or that shares of our common stock will be resold at or above the initial public offering price. In the absence of a public trading market, a stockholder may be unable to liquidate an investment in our common stock. The initial public offering price of our common stock has been determined by agreement among us and the underwriters, but there can be no assurance that our common stock will not trade below the initial public offering price following the completion of this offering. The market value of our common stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our common stock following the completion of this offering, the extent of institutional investors’ interest in us, the general reputation of REITs and the attractiveness of their equity securities in comparison to other equity securities, including securities issued by other real estate-based companies, our financial performance and general stock and bond market conditions.

The market price and trading volume of our common stock may be volatile.

The U.S. stock markets, including the NYSE on which we intend to list our common stock, historically have experienced significant price and volume fluctuations. Even if an active trading market develops, the market price of our common stock may be highly volatile and could be subject to wide fluctuations and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. If the market price of our common stock declines significantly, you may be unable to resell your shares at or above the initial public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly in the future.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our common stock include:

•	the annual yield from distributions on our common or preferred stock as compared to yields on other financial instruments;

•	actual or anticipated variations in our quarterly operating results or distributions;

•

changes in our funds from operations, as defined by the NAREIT and discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” elsewhere in this prospectus, or earnings;

•	changes in market valuations of companies in the hotel or real estate industries;

•	publication of research reports about us or the real estate industry;

•	increases in market interest rates or a decrease in our distributions to stockholders that lead purchasers of our shares to demand a higher yield;

•	changes in market valuations of similar companies;

•	changes in business strategy or prospects;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	equity issuances by us, or share resales by certain of our stockholders, or the perception that such issuances or resales may occur;

•	adverse market reaction to any additional debt we incur in the future;

•	additions or departures of key management personnel;

•	actual or anticipated accounting problems;

•	announcements by us or our competitors of acquisitions, investments or strategic alliances;

•	performance of our third party hotel managers;

•	actions by institutional stockholders;

•	speculation in the press or investment community;

•	the realization of any of the other risk factors presented in this prospectus; and

•	general market and economic conditions.

Future borrowings, offerings of debt securities, which would be senior to our common stock upon liquidation, and/or issuances of equity securities (including OP units), which may be dilutive to our existing stockholders and be senior to our common stock for purposes of dividend distributions or upon liquidation, may materially and adversely affect the market price of our common stock.

In the future we may borrow money from lenders, offer debt securities and/or issue equity securities, including OP units or preferred stock that may be senior to our common stock for purposes of dividend distributions or upon liquidation. We are also in discussions to obtain commitments from a lending syndicate for a revolving credit facility that we anticipate will be in place at or following the completion of this offering. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our common stock. Holders of our common stock are not entitled to preemptive rights or other protections against us borrowing money in the future or offering senior debt or equity securities. Therefore, additional common share issuances, directly or through convertible or exchangeable securities (including OP units), warrants or options, will dilute the holdings of our existing common stockholders and such issuances or the perception of such issuances may reduce the market price of our common shares. In addition, our preferred stock, if issued, could have a preference on liquidating distributions and a preference on dividend payments that could limit our ability to pay a dividend or make another distribution to the holders of our common stock. Because our decision to borrow money or issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our stockholders bear the risk of our future offerings reducing the market price of our common stock and diluting their interest in us.

We have not established a minimum distribution payment level we may be unable to generate sufficient cash flows from our operations to make distributions to our stockholders at any time in the future.

To qualify for taxation as a REIT, we will be required to distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains. To the extent we satisfy the 90% distribution requirement but distribute less than 100% of our REIT taxable income, we will be subject to U.S. federal corporate income tax. We have not established a minimum distribution payment level, and our ability to make distributions to our stockholders may be adversely affected by a number of factors, including the risk factors described in this prospectus. Although we intend, over time, to make regular quarterly distributions to our stockholders, our board of directors has the sole discretion to determine the timing, form and amount of any distributions to our stockholders. Our board of directors will make determinations regarding distributions based upon, among other factors, our financial performance, our debt service obligations, our debt covenants, and capital expenditure requirements. Among the factors that could impair our ability to make distributions to our stockholders are:

•	our inability to realize attractive risk-adjusted returns on our investments;

•	unanticipated expenses or reduced revenues that reduce our cash flow or non-cash earnings;

•	defaults in our investment portfolio or decreases in the value of our hotels; and

•	the fact that anticipated operating expense levels may not prove accurate, as actual results may vary from estimates.

As a result, we may not be able to make distributions to our stockholders at any time in the future, and the level of any distributions we do make to our stockholders may not increase or even be maintained over time, any of which could materially and adversely affect the market price of our common stock.

In addition, distributions that we make to our stockholders will generally be taxable to our stockholders as ordinary income to the extent that they are treated as dividends for U.S. federal income tax purposes. However, a portion of our distributions may be designated by us as long-term capital gains to the extent that they are attributable to net capital gain recognized by us or may constitute a return of capital to the extent that they exceed our earnings and profits as determined for U.S. federal income tax purposes. A return of capital is not taxable to the extent of a stockholder’s tax basis, but has the effect of reducing the basis of a stockholder’s investment in our common stock.

We may change the distribution policy for our common stock in the future.

The decision to declare and make distributions on our common stock in the future, as well as the timing, amount and composition of any such future distributions, will be at the sole discretion of our board of directors and will depend on our earnings, funds from operations, liquidity, financial condition, capital requirements or contractual prohibitions, the annual distribution requirements under the REIT provisions of the Code, state law and such other factors as our board of directors deems relevant. While the statements under “Distribution Policy” reflect our current intentions, the actual distribution payable will be determined by our board of directors based upon the circumstances at the time of declaration and the actual distribution payable may vary from such expected amounts. Any change in our distribution policy could have a material adverse effect on the market price of our common stock.

The financial statements of the Clearview Properties and our unaudited pro forma financial statements may not be representative of our future financial position, results of operations or cash flows.

The financial statements of the Clearview Properties and our unaudited pro forma financial statements that are included in this prospectus do not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented. Furthermore, this financial information is not necessarily indicative of what our results of operations, financial position or cash flows will be in the future. Moreover, it is impossible for us to accurately estimate all adjustments which may reflect all of the significant changes that will occur in our cost structure, funding and operations. For additional information, see “Selected Historical and Pro Forma Financial Information” and the financial statements of the Clearview Properties and our unaudited pro forma financial statements, as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. We caution investors that forward-looking statements are based on management’s beliefs and on assumptions made by, and information currently available to, management. When used, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “project,” “result,” “should,” “will,” and similar expressions, which are predictions of or indicate future events or trends and which do not relate solely to historical matters, are intended to identify forward-looking statements.

These statements are subject to risks, uncertainties, and assumptions and are not guarantees of future performance, which may be affected by known and unknown risks, trends, uncertainties, and factors that are beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated, or projected. We expressly disclaim any responsibility to update our forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, investors should use caution in relying on past forward-looking statements, which are based on results and trends at the time they are made, to anticipate future results or trends.

Some of the risks and uncertainties that may cause our actual results, performance, or achievements to differ materially from those expressed or implied by forward-looking statements include, among others, the following:

•

the factors included in this prospectus, including those set forth under headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Our Business and Properties;”

•	use of proceeds of this offering;

•	general volatility of the capital and credit markets and the market price of our common stock;

•	performance of the lodging industry in general;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	availability of and our ability to attract and retain qualified personnel;

•	our reliance on the Management Company;

•	our understanding of our competition;

•	general economic conditions;

•	changes in the lodging industry and the markets in which we operate, interest rates in the U.S. or international economy;

•	our ability to comply with the laws, rules and regulations applicable to companies, and, in particular, public companies;

•	our ability to manage our growth effectively;

•	our expected leverage;

•	our ability to obtain necessary outside financing;

•	future debt service obligations; and

•	our ability to qualify or remain qualified as a REIT.

USE OF PROCEEDS

We estimate that the net cash proceeds to us from this offering, after payment of the underwriting discounts and commissions and estimated offering and formation expenses payable by us, will be approximately $             based on an assumed initial public offering price at the mid-point of the price range indicated on the front cover of this prospectus. If the underwriters’ option to purchase up to              additional shares is exercised in full, we will receive additional net proceeds of approximately $            . To the extent that the underwriters’ option to purchase additional shares is exercised in part, the number of shares we will sell will be reduced pro rata.

We will contribute the net proceeds of the offering to our operating partnership, Clearview Hotel Operating Partnership, LP, in exchange for OP units representing a 100% interest in our operating partnership (with 1% being contributed indirectly through an LLC). Our operating partnership intends to use the net proceeds of $             received as follows:

•

approximately $             million will be used to pay the consideration to certain entities affiliated with the Management Company in exchange for the 14 hotel properties that will comprise our initial portfolio, provided that, if the proceeds of this offering (net of underwriting discounts and excluding proceeds of the underwriters’ overallotment option) exceed $             million, the consideration payable to affiliates of the Management Company for the 14 hotel properties will be increased by an amount equal to 80% of such excess. If the proceeds from this offering are less than $             million, we will need to borrow under our anticipated secured credit facility to pay the difference between the $             million purchase price of the initial 14 initial hotel properties and the net proceeds from this offering. A portion of the purchase price will be used by the entities selling us the 14 hotel properties to repay all outstanding principal and accrued interest relating to mortgages secured by eight of our initial properties (approximately $267.3 million on a pro forma basis as of December 31, 2009);

•	approximately $ million will be used to pay transaction costs associated with the purchase of the 14 hotel properties comprising our initial portfolio from affiliates of the Management Company; and

•	general corporate purposes and potentially to fund future acquisitions (as of the date of this prospectus, we have not identified any acquisitions that are probable).

Pending these uses, we intend to invest the net proceeds in interest-bearing, short-term investment grade securities or money-market accounts which are consistent with our intention to qualify as a REIT. Such investments may include, for example, government and government agency certificates, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

DISTRIBUTION POLICY

We intend to make regular quarterly cash distributions to our stockholders, as more fully described below. To qualify as a REIT we must distribute to our stockholders an amount at least equal to 90% of our REIT taxable income, determined before the deduction for dividends paid and excluding any net capital gain. We will be subject to income tax on our taxable income that is not distributed and to an excise tax to the extent that certain percentages of our taxable income are not distributed by specified dates. See “Material U.S. Federal Income Tax Considerations.” Income as computed for purposes of the foregoing tax rules will not necessarily correspond to our income as determined for financial reporting purposes.

The amount, timing and frequency of distributions will be authorized by our board of directors based upon a variety of factors, including:

•	actual results of operations;

•	our level of retained cash flows;

•	the timing of the investment of the net proceeds of this offering;

•	any debt service requirements;

•	capital expenditure requirements for our properties;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Code;

•	our operating expenses; and

•	other factors that our board of directors may deem relevant.

Distributions to stockholders will generally be taxable to our stockholders as ordinary income, although a portion of such distributions may be designated by us as long-term capital gain or may constitute a return of capital. We will furnish annually to each of our stockholders a statement setting forth distributions paid during the preceding year and their federal income tax status. For a discussion of the U.S. federal income tax treatment of our distributions, see “Material U.S. Federal Income Tax Considerations—Taxation of Our Company” and “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Stockholders.”

We intend to pay regular quarterly distributions to holders of our common stock. We intend to pay a pro rata distribution with respect to the period commencing on the completion of this offering and ending                     , 2010, based on $             per share for a full quarter. On an annualized basis, this would be $             per share, or an annual distribution rate of approximately    %. We estimate that our initial annual distribution rate will represent approximately     % of estimated cash available for distribution for the 12 months ending                    , 2010. We established this distribution rate based upon an estimate of cash available for distribution after this offering, which we have calculated based on adjustments to our pro forma net income before noncontrolling interest for the year ended December 31, 2009. We have estimated cash available for distribution for the sole purpose of determining our initial distribution amount.

Our estimate of cash available for distribution does not include the effect of any changes in our working capital resulting from changes in our working capital accounts. Our estimate also does not reflect the amount of cash estimated to be used for investing activities, such as acquisitions, other than a provision for recurring capital expenditures. It also does not reflect the amount of cash estimated to be used for financing activities. Any such investing and/or financing activities may have a material effect on our estimate of cash available for distribution. Because we have made the assumptions set forth above in estimating cash available for distribution, we do not intend this estimate to be a projection or forecast of our actual results of operations or our liquidity, and have estimated cash available for distribution for the sole purpose of determining the amount of our initial annual distribution rate. Our estimate of cash available for distribution should not be considered as an alternative to cash flow from operating activities (computed in accordance with GAAP) or as an indicator of our liquidity or our ability to make distributions. In addition, the methodology upon which we made the adjustments described below is not necessarily intended to be a basis for determining future distributions.

We currently intend to maintain our initial distribution rate for the 12-month period following completion of this offering unless actual results of operations, economic conditions or other factors differ materially from the assumptions used in our estimate. Distributions made by us will be authorized and determined by our board of directors in its sole discretion out of funds legally available therefor and will be dependent upon a number of factors, including maintaining our status as a REIT, restrictions under applicable law and our credit agreements and other factors described below. We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting the initial distribution rate; however, we cannot assure you that the estimate will prove accurate, and actual distributions may therefore be significantly different from the expected distributions. We may, from time to time, be required, or elect, to borrow under our anticipated credit facility or otherwise to pay distributions.

We anticipate that, at least initially, our distributions will exceed our then current and then accumulated earnings and profits as determined for federal income tax purposes due to the write-off of prepayment fees that we expect to pay and non-cash expenses, primarily depreciation and amortization charges that we expect to incur, in connection with the Formation Transactions and this offering. Therefore, a portion of these distributions may represent a return of capital for federal income tax purposes. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder under current federal income tax law to the extent those distributions do not exceed the stockholder’s adjusted tax basis in his or her common stock. Instead, such distributions will reduce the adjusted tax basis of the common stock. In that case, the gain (or loss) recognized on the sale of that common stock or upon our liquidation will be increased (or decreased) accordingly. To the extent those distributions exceed a stockholder’s adjusted tax basis in his or her common stock, they will be treated as a gain from the sale or exchange of such stock. We expect to pay our first distribution in 2010, which will include a payment with respect to the period commencing on the completion of this offering and ending                    , 2010. We expect that     % of our estimated initial distribution will represent a return of capital for the tax period ending                    , 2010. The percentage of our stockholder distributions (if any) that exceeds our current and accumulated earnings and profits may vary substantially from year to year. For a more complete discussion of the tax treatment of distributions to holders of our common stock, see “Material U.S. Federal Income Tax Considerations—Taxation of U.S. Stockholders.”

We cannot assure you that our estimated distribution will be made or sustained or that our board of directors will not change our distribution policy in the future. Any distributions we pay in the future will depend upon our actual results of operations, economic conditions, debt service requirements and other factors that could differ materially from our current expectations. Our actual results of operations will be affected by a number of factors, including the revenue we receive from our properties, our operating expenses, interest expense and unanticipated expenditures. For more information regarding risk factors that could materially adversely affect our actual results of operations, please see “Risk Factors.” To the extent that our cash available for distribution is less than the amount required to be distributed under the REIT provisions of the Code, we may consider various funding sources to cover any such shortfall, including borrowing under our secured credit facility, selling certain of our assets or using a portion of the net proceeds we receive in this offering or future offerings. In addition, our charter allows us to issue preferred stock that could have a preference on distributions. We currently have no intention to issue any preferred stock, but if we do, the distribution preference on the preferred stock could limit our ability to make distributions to the holders of our common stock.

The following table sets forth calculations relating to the intended initial distribution based on our pro forma financial data, and we cannot assure you that the intended initial distribution will be made or sustained. The calculations are being made solely for the purpose of illustrating the initial distribution and are not necessarily intended to be a basis for determining future distributions. The calculations include the following material assumptions:

•

income and cash flows from operations for the twelve months ended December 31, 2010 will be substantially the same for the twelve months ending December 31, 2009, with the exception of additional corporate expenses not permitted to be included as a pro forma adjustment for the twelve months ended December 31, 2009 and increases in contractual ground rent for the twelve months ending December 31, 2009;

•	cash flows used in investing activities will be the contractually committed and planned amounts for the twelve months ending December 31, 2009; and

•	cash flows used in financing activities will be the contractually committed amounts for the twelve months ending December 31, 2009.

These calculations do not assume any changes to our operations or any acquisitions or dispositions, which would affect our operating results and cash flows, or changes in our outstanding common stock. We cannot assure you that our actual results will be as indicated in the calculations below. All dollar amounts are in thousands.

Pro forma net income for the twelve months ended December 31, 2009:
Pro forma net income for the year ended December 31, 2009	$

Add: Depreciation and amortization
Add: Non-cash straight line ground rent expense
Add: Amortization of deferred financing costs
Less: Non-cash adjustment to interest rate caps
Less: Deferred income recognized
Less: Increase in contractual ground rent
Less: Additional corporate expenses not permitted to be included as a pro forma adjustment

Estimated cash flows from operating activities for the twelve months ending December 31, 2009
Cash flows used in investing activities—required capital escrow contributions
Cash flows used in financing activities—scheduled principal payments on debt payable

Estimated cash available for distribution for the twelve months ending December 31, 2009	$
Intended initial distribution(1)	$

Ratio of intended initial distribution to estimated cash available for distribution

(1)	Represents the aggregate amount of the intended annual distribution multiplied by the shares of common stock that will be outstanding upon completion of this offering. Excludes shares of common stock that may be issued by us upon exercise of the underwriters’ overallotment option.

CAPITALIZATION

The following table sets forth the capitalization as of December 31, 2009 on a historical and pro forma as adjusted basis to give effect to the Formation Transactions, this offering (assuming a price per share equal to the mid-point of the price range set forth on the front cover of this prospectus) and the use of the net proceeds from this offering as described in “Use of Proceeds.”

	As of December 31, 2009
	Predecessor’s Historical	Pro Forma As Adjusted
	(in thousands, except share data)
Debt:
Term loan	$215,333	$
Revolving credit facility(1)
Other mortgage debt(2)	221,693

Total debt	437,026
Owners’ equity (deficit)	(181,911)
Preferred stock, $0.01 par value, no shares authorized, issued and outstanding, historical; shares authorized, shares issued and outstanding, pro forma	—
Common stock, $0.01 par value, no shares authorized, issued and outstanding, historical; shares authorized, shares issued and outstanding, pro forma(3)	—
Additional paid-in capital	—

Total equity (deficit)	(181,911)

Total capitalization	$255,115	$

(1)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness To Be Outstanding After This Offering—Our New Revolving Credit Facility” for a description of the revolving credit facility that we will be entering into upon consummation of this offering and the Formation Transactions.

(2)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Indebtedness To Be Outstanding After This Offering—Other Indebtedness” for a description of our mortgage indebtedness outstanding after the consummation of this offering and the Formation Transactions.

(3)	The common stock outstanding as shown above includes common stock to be issued in this offering and excludes (i) shares issuable upon exercise of the underwriters’ overallotment option, (ii) additional shares available for future issuance under our 2010 Equity Incentive Plan, (iii) shares issuable under options expected to be granted under our 2010 Equity Incentive Plan, and (iv) shares reserved for long-term incentive units expected to be granted under our 2010 Equity Incentive Plan that may, subject to limits in the partnership agreement for our operating partnership, be exchanged for cash or, at our option, shares of our common stock on a one-for-one basis generally commencing 14 months after the completion of this offering.

SELECTED FINANCIAL AND OPERATING DATA

You should read the following selected historical and pro forma condensed combined financial and operating data together with “Pro Forma Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2009, Columbia Sussex Corporation, or its affiliates, owned or controlled the Clearview Properties. We present herein the combined historical financial data for the Clearview Properties. The historical financial data for the Clearview Properties is not indicative of our results of operations and financial position following the consummation of the Formation Transactions and the completion of this offering.

We have not presented historical financial information for our company because we have not had any corporate activity since our formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering and the Formation Transactions, and because we believe that a discussion of the results would not be meaningful.

The historical combined balance sheet information as of December 31, 2009 and 2008 of the Clearview Properties and the combined statements of operations information for the years ended December 31, 2009, 2008 and 2007 have been derived from the historical audited combined financial statements included elsewhere in this prospectus. The historical combined balance sheet information as of December 31, 2007, 2006 and 2005 of the Clearview Properties and the combined statements of operations information for the years ended December 31, 2006 and 2005 have been derived from the unaudited combined financial statements of the Clearview Properties. In the opinion of management, the unaudited combined balance sheet information and historical combined financial statements as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 include all adjustments (consisting of only normal recurring adjustments) necessary to present fairly the information set forth therein.

Our selected unaudited pro forma combined financial and operating data as of and for the year ended December 31, 2009 assume (i) the common stock to be sold in this offering is sold at $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and (ii) the consummation of the Formation Transactions as of the beginning of the period presented for the operating data and as of the stated date for the balance sheet data. Our pro forma financial information is not necessarily indicative of what our actual financial position and results of operations would have been as of the date and for the periods indicated, nor does it purport to represent our future financial position or results of operations.

	Year Ended December 31,
	Clearview Hotel Trust, Inc.		Clearview Properties
	Pro Forma		Historical Combined
	2009		2009	2008	2007	2006	2005
	(in thousands, except statistical data)
Statistical Data:
Number of hotels		14	14	14	14	14	14
Total number of rooms		3,840	3,840	3,840	3,840	3,840	3,840
Average Occupancy Rate		58.29%	58.29%	63.10%	67.43%	66.24%	64.69%
ADR		$123.54	$123.54	$136.09	$131.33	$122.22	$113.97
RevPAR		$72.02	$72.02	$85.87	$88.56	$80.96	$73.73

Combined Operating Data:
Revenue:
Rooms		$100,941	$100,941	$120,681	$124,124	$113,476	$101,826
Food and beverage		35,696	35,696	44,392	47,623	44,258	41,381
Other		5,962	5,962	6,766	6,503	6,561	6,688

Total Revenues		142,599	142,599	171,839	178,250	164,295	149,895

Operating Costs and Expenses:
Rooms		24,744	24,744	30,435	32,184	31,029	28,369
Food and beverage		19,205	19,205	24,327	26,412	24,573	23,852
Property taxes, insurance and leased facility			11,660	11,317	11,245	10,365	9,639
Franchise and reservation fees		13,052	13,052	15,140	15,227	13,204	12,649
Management fees			4,125	5,045	5,311	4,890	5,147
Other hotel level expenses		24,837	24,837	28,928	28,548	28,097	26,513
Depreciation and amortization			16,646	16,062	15,541	14,610	16,051

Total operating costs and expenses			114,269	131,254	134,468	126,768	122,220

Operating income			28,330	40,585	43,782	37,527	27,675
Interest expense			(32,586)	(27,445)	(31,207)	(28,462)	(18,599)
Other			563	113	(615)	(515)	984

Net income (loss)(1)	$		$(3,693)	$13,253	$11,960	$8,550	$10,060

Other Data:
Funds from operations(2)	$		$12,953	$29,315	$27,501	$23,160	$26,111

EBITDA(3)	$		$44,976	$55,733	$57,127	$50,222	$43,726

Adjusted EBITDA(4)	$		$44,976	$56,647	$59,323	$52,137	$43,726

	As of December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
	(in thousands)
Balance Sheet Data:
Property and equipment, net, including goodwill	$	$240,039	$253,735	$256,895	$263,621	$240,106
Cash and cash equivalents		2,278	2,799	3,742	3,699	1,766
Total assets		274,068	288,298	298,383	309,029	271,458
Mortgages and other debt(5)		437,026	465,144	415,123	381,503	428,506
Total liabilities		455,979	481,226	437,057	399,751	447,457
Owners’ Equity (Deficit)(6)		(181,911)	(192,928)	(138,674)	(90,722)	(175,999)

(1)	Pro forma income (loss) from continuing operations per common share is based on (basic and diluted) shares of common stock outstanding after giving effect to this offering and the Formation Transactions.

(2)	As defined by NAREIT, FFO represents net income (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate depreciation and amortization (excluding amortization of deferred financing costs). We present FFO because we consider it an important supplemental measure of our operational performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, room rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We will compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

(3)	EBITDA represents net income (losses) excluding: (i) interest; (ii) income tax expense, including deferred income tax benefits and expenses and incomes taxes applicable to sale of assets; and (iii) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business. We also believe it helps investors meaningfully evaluate and compare the results of our operations from period to period by removing the impact of our asset base (primarily depreciation and amortization) from our operating results. Our management also uses EBITDA as one measure in determining the value of acquisitions and dispositions.

(4)	Adjusted EBITDA represents EBITDA excluding loss on extinguishment of debt. We believe that, similar to EBITDA, Adjusted EBITDA is useful to an investor in evaluating our operating performance because it provides investors with an indication of our ability to incur and service debt, to satisfy general operating expenses, to make capital expenditures and to fund other cash needs or reinvest cash into our business.

We caution investors that amounts presented in accordance with our definitions of FFO, EBITDA and Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, since not all companies calculate these non-GAAP measures in the same manner. FFO, EBITDA and Adjusted EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. FFO, EBITDA and Adjusted EBITDA may include funds that may not be available for our discretionary use due to functional requirements to conserve funds for capital expenditures and property acquisitions and other commitments and uncertainties. Although we believe that FFO, EBITDA and Adjusted EBITDA can enhance your understanding of our financial condition and results of operations, these non-GAAP financial measures, when viewed individually, are not necessarily a better indicator of any trend as compared to comparable GAAP measures such as net income (loss). In addition, you should be aware that adverse economic and market conditions may negatively impact our cash flow. Below, we include a quantitative reconciliation of FFO, EBITDA and Adjusted EBITDA to the most directly comparable GAAP financial performance measure, which is net income (loss), and provide an explanatory description by footnote of the items excluded from FFO, EBITDA and Adjusted EBITDA.

(5)	Historical Liabilities includes the total outstanding indebtedness under a term loan secured by ten hotel properties, five of which are part of our initial portfolio and five of which will continue to be owned by Columbia Sussex Corporation following the completion of this offering. This term loan will be repaid upon completion of the offering and, thus, is not reflected in the Pro Forma Liabilities. Total amount outstanding under the term loan was $215,333, $240,180, $221,060, $168,560, and $289,200 as of December 31, 2009, 2008, 2007, 2006 and 2005, respectively.

(6)	Reflects total outstanding indebtedness for the term loan described in note (4) above, which is secured by five properties in the initial portfolio and five additional properties that we will not own, but only reflects the assets of the five properties in our initial portfolio.

The following tables show the reconciliation between net income and FFO and net income to EBITDA and Adjusted EBITDA:

Reconciliation of Net Income (Loss) to Funds From Operations

	Year Ended December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
			(in thousands)
Net income (loss)	$	$(3,693)	$13,253	$11,960	$8,550	$10,060

Depreciation and amortization		16,646	16,062	15,541	14,610	16,051

Funds from operations	$	$12,953	$29,315	$27,501	$23,160	$26,111

Reconciliation of Net Income (Loss) to EBITDA and Adjusted EBITDA

	Year Ended December 31,
	Clearview Hotel Trust, Inc.	Clearview Properties
	Pro Forma	Historical Combined
	2009	2009	2008	2007	2006	2005
			(in thousands)
Net income (loss)	$	$(3,693)	$13,253	$11,960	$8,550	$10,060

Depreciation and amortization		16,646	16,062	15,541	14,610	16,051
Interest expense		32,586	27,445	31,207	28,462	18,599
Interest income		(563)	(1,027)	(1,581)	(1,400)	(984)

EBITDA	$	$44,976	$55,733	$57,127	$50,222	$43,726

Loss on extinguishment of debt	—	—	914	2,196	1,915	—

Adjusted EBITDA	$	$44,976	$56,647	$59,323	$52,137	$43,726

Property-Level Adjusted EBITDA and

Reconciliation to Net Income (Loss)

We have agreed to make certain additional contingent payments to the entities selling us the 14 initial hotel properties in the event that the 14 initial hotel properties meet or exceed specified property-level Adjusted EBITDA targets for 2010 and 2011. These targets are based on EBITDA excluding non-cash write-offs of tangible personal property, gain or loss on early extinguishment of debt, any non-cash charges for impairment of real estate, intangible assets or goodwill, and corporate G&A expenses, which we refer to as property-level Adjusted EBITDA. We are obligated to make a payment to the selling entities of $10 million if the 14 initial hotel properties achieve at least $47.0 million in property-level Adjusted EBITDA for 2010 and a second payment of $10 million if the 14 initial hotel properties achieve at least $51.7 million in property-level Adjusted EBITDA for 2011 (regardless of whether the 2010 target was met). These payment obligations may be satisfied in cash or shares of common stock, at our election. See “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions Agreement.”

The following table shows the reconciliation of our pro forma property-level Adjusted EBITDA for the 14 initial hotel properties for 2009 to net income (loss).

Clearview Hotel Trust, Inc.
Pro Forma
2009 (unaudited)

Net income (loss)	$

Depreciation and amortization
Interest expense
Interest and dividend income
Corporate G&A

Property-level Adjusted EBITDA	$

Property-level Adjusted EBITDA should not be considered as an alternative measure of our net income (loss) or operating performance. We believe that property-level Adjusted EBITDA is meaningful to investors in evaluating the thresholds for the contingent payments in connection with our purchase of the initial 14 hotel properties, which are based on property-level Adjusted EBITDA.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with “Selected Historical Financial and Operating Data,” the historical combined financial statements and related notes of the Clearview Properties, included elsewhere in this prospectus. Where appropriate, the following discussion includes analysis of the effects of the Formation Transactions and this offering. These effects are reflected in the pro forma combined financial statements located elsewhere in this prospectus. As used in this section, unless the context otherwise requires, “we,” “us,” “our” and “our company” mean our predecessors for the periods presented.

Overview

We are a self-managed and self-administered REIT that owns, acquires, renovates and repositions primarily upper-upscale full service hotel properties located in the United States. We also may invest in business oriented hotel properties in the select service, boutique and luxury market segments. Following the completion of this offering, we will own 14 upper-upscale and upscale hotel properties totaling approximately 3,800 rooms and approximately 200,000 square feet of meeting space in 12 states. Our 14 initial hotel properties will be operated under nationally recognized brands within the Marriott and Hilton families of brands.

Our primary objective is to provide attractive risk-adjusted returns and to generate strong quarterly earnings and long-term value appreciation for our stockholders. Our strategy focuses on maximizing the cash flow of our portfolio through focused asset management and targeted capital investment. We believe the national economy has begun to recover from the recession and that, as a result, lodging industry fundamentals will strengthen over the near term. We also believe that our initial portfolio is well-positioned for significant revenue growth in this environment.

We also intend to grow our portfolio through disciplined future acquisitions of hotels and loans secured by hotels or entities owning hotels. We believe that we will be able to source a significant volume of external growth opportunities through our management team’s extensive network of industry, corporate and institutional relationships. We plan to focus our acquisition strategy on full service and premium-branded select service hotel properties in locations with multiple demand generators and high barriers to entry. We believe that there will be a substantial number of opportunities to acquire underperforming hotels or loans secured by hotels or hotel owners given the lack of available debt financing in the capital markets and weakened fundamentals in the lodging industry. A key aspect of our strategy is to identify and acquire undermanaged and underperforming hotels and use our expertise to renovate, rebrand and reposition acquired assets to improve cash flows and long-term value.

Our revenue is derived from hotel operations, including the sales of rooms, food and beverage, and other hotel operating revenues, which consists of ancillary revenue related to Internet, parking, entertainment and other guest services. Third-party managers will operate our hotels under long-term agreements under which such third-party managers typically earn base and incentive management fees based on the levels of revenues and profitability of each individual hotel. We generally will receive a cash distribution from our hotel managers, which reflects hotel-level sales less property-level operating expenses (excluding depreciation).

Our operating costs and expenses consist of the costs to provide hotel services including, room expense, food and beverage expense, other departmental expenses, unallocated operating expenses and other property level expenses. Room expense includes housekeeping, reservation systems, room supplies, laundry services and front desk costs. Food and beverage expense primarily includes food, beverage and associated labor costs. Other departmental expenses consist of expenses related to earning ancillary revenue. Unallocated operating expense consists of general and administrative, marketing, repairs and maintenance and utilities expenses. Other property level expenses consists primarily of insurance costs, property taxes, management fees and franchise fees and rent.

We will conduct our operations through our direct and indirect subsidiaries, including our operating partnership, Clearview Hotel Operating Partnership, L.P., which will hold substantially all of our assets. We are the sole general partner of our operating partnership and will hold, directly or indirectly, all of its outstanding OP units upon completion of this offering. We will manage all business aspects of our operating partnership including the sale and purchase of hotels, the investment in these hotels and the financing of our operating partnership and assets. For us to qualify as a REIT, we cannot operate or manage hotels. Instead, we will lease our initial hotel properties to our TRS lessees, pursuant to leases described under “Our Principal Agreements—TRS Leases.” In turn, the TRS lessees will engage the Management Company to operate our hotels under management agreements described under “Our Property Manager and the Management Agreements—Management Agreements.” Our TRS lessees may also employ other hotel managers. The TRS lessees will be disregarded as separate from our TRS for federal income tax purposes and will be consolidated into our financial statements for accounting purposes. The earnings of our TRS lessees will be subject to taxation at normal corporate rates, which will reduce our funds from operations and the cash otherwise available for distribution to our stockholders. The Management Company is a Kentucky limited liability company formed on December 18, 2009 and is majority owned by Columbia Sussex Corporation. We expect the Management Company to qualify as an “eligible independent contractor” for federal income tax purposes. We will have no ownership or economic interest in the Management Company.

Industry Trends and Outlook

We believe the hotel industry, as a whole, is recovering from worldwide economic recession. In the wake of this recession, the U.S. economy is showing signs of stabilization and lodging industry experts are projecting a strong recovery of lodging fundamentals over the next several years. We expect there will be limited new supply over the next five years and, as a result, strong growth in RevPAR as the U.S. economy continues to strengthen. PKF Hospitality Research currently projects RevPAR growth of 5.8% in 2011, 10.5% in 2012, 8.4% in 2013 and 5.0% in 2014.

While we believe the trends in room demand and supply growth will result in continued improvement in hotel industry fundamentals, we can provide no assurances that these trends will continue. The trends discussed above may not continue for any number of reasons, including, among others, an economic slowdown and world events outside of our control, such as terrorism. In the past, these events have adversely affected the hotel industry and if these events reoccur, they may adversely affect the industry in the future.

Key Indicators of Financial Condition and Operating Performance

We use a variety of operating and other information to evaluate the financial condition and operating performance of our business. These key indicators include financial information that is prepared in accordance with U.S. generally accepted accounting principles, or GAAP, as well as other financial information that is not prepared in accordance with GAAP. In addition, we use other information that may not be financial in nature, including statistical information and comparative data. We use this information to measure the performance of individual hotels, groups of hotels and/or our business as a whole. We compare historical information to our internal budgets as well as industry-wide information. These key indicators include:

•	Occupancy percentage;

•	Average Daily Rate (or ADR);

•	Revenue per Available Room (or RevPAR);

•	RevPAR penetration index;

•	Earnings Before Interest, Income Taxes, Depreciation and Amortization (or EBITDA);

•	Adjusted Earnings Before Interest, Income Taxes, Depreciation and Amortization, and Loss on Extinguishment of Debt (or Adjusted EBITDA); and

•	Funds From Operations (or FFO).

Occupancy, ADR and RevPAR are commonly used measures within the hotel industry to evaluate operating performance. RevPAR, which is calculated as the product of ADR and occupancy percentage, is an important statistic for monitoring operating performance at the individual hotel level and across our business as a whole. We evaluate individual hotel RevPAR performance with comparisons to budget and prior periods, as well as on a company-wide basis. ADR and RevPAR include only room revenue. Room revenue comprised approximately 70.8% of our total revenues for the year ended December 31, 2009, and is dictated by demand (as measured by occupancy percentage), pricing (as measured by ADR) and our available supply of hotel rooms.

A related revenue measure for our hotels is the RevPAR penetration index. The RevPAR penetration index reflects each property’s RevPAR in relation to the RevPAR for that property’s competitive set. We use the measure as an indicator of a property’s market share. For example, a RevPAR penetration index of 100 would indicate that a hotel’s RevPAR is, on average, the same as its competitors. A RevPAR penetration index exceeding 100 would indicate that a hotel maintains a RevPAR premium in relation to its competitive set, while a RevPAR penetration index below 100 would be an indicator that a hotel is underperforming its competitive set. One critical component in this calculation is the determination of a hotel’s competitive set. Factors that we consider include geographic proximity, as well as the level of service provided at the property. For example, a hotel located near a convention center might have a competitive set that includes other hotels located in close proximity to the convention center. Additionally, a luxury hotel might include other luxury or upper-upscale hotels in its competitive set but not economy hotels. Competitive set determinations are highly subjective, however, and our methodology for determining a hotel’s competitive set may differ materially from those used by other owners and/or managers.

Our ADR, occupancy percentage and RevPAR performance may be impacted by macroeconomic factors such as regional and local employment growth, personal income and corporate earnings, office vacancy rates and business relocation decisions, airport and other business and leisure travel, new hotel construction and the pricing strategies of competitors. In addition, our ADR, occupancy percentage and RevPAR performance are dependent on the continued success of the brands under which our hotels operate.

We also use EBITDA, Adjusted EBITDA and FFO as measures of the financial performance of our business. EBITDA, Adjusted EBITDA and FFO are supplemental financial measures, and are not defined by GAAP. EBITDA, Adjusted EBITDA and FFO, as calculated by us, may not be comparable to EBITDA, Adjusted EBITDA and FFO reported by other companies that do not define EBITDA, Adjusted EBITDA and FFO exactly as we define those terms. EBITDA, Adjusted EBITDA and FFO do not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as alternatives to operating income or net income determined in accordance with GAAP, as indicators of performance or as alternatives to cash flows from operating activities as indicators of liquidity. See “Selected Financial and Operating Data” for further discussion of our use of EBITDA, Adjusted EBITDA and FFO and reconciliations of those measures to net income.

Critical Accounting Policies

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities at the date of our financial statements and the reported amounts of revenues and expenses during the reporting period. While we do not believe the reported amounts would be materially different, application of these policies involves the exercise of judgment and the use of assumptions as to future uncertainties and, as a result, actual results could differ materially from these estimates. We evaluate our estimates and judgments, including those related to the impairment of long-lived assets, on an ongoing basis. We base our estimates on experience and on various other assumptions that are believed to be reasonable under the circumstances. All of our significant accounting policies are disclosed in the notes to our consolidated financial statements. The following represent certain critical accounting policies that require us to exercise our business judgment or make significant estimates:

Principles of Consolidation and Basis of Presentation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries or subsidiaries for which we have a controlling interest, the accounts of variable interest entities in which we are the primary beneficiary, and the accounts of other subsidiaries over which we have control. All material inter-company transactions, balances and profits will be eliminated in consolidation. The determination of whether we are the primary beneficiary is based on a combination of qualitative and quantitative factors which require management in some cases to estimate future cash flows or likely courses of action and require management to evaluate control.

Hotels—Acquisitions and Property Improvements. Upon acquisition, we allocate the purchase price based on the fair value of the acquired land, building, furniture, fixtures and equipment, identifiable intangible assets, goodwill, other assets and assumed liabilities. Identifiable intangible assets typically arise from contractual arrangements. We determine the acquisition-date fair values of all assets and assumed liabilities using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Acquisition costs are expensed as incurred. Hotel renovations and/or replacements of assets that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Furniture, fixtures and equipment under capital leases are carried at the present value of the minimum lease payments. Repair and maintenance costs are charged to expense as incurred. Changes in estimates and judgments related to the allocation of the purchase price could result in the over or understatement of our various real estate or intangible assets, which can impact depreciation and/or amortization expense and our results of operations.

Depreciation and Amortization of Hotels. Hotels are carried at cost and depreciated using the straight-line method over an estimated useful life of five to 45 years for buildings and three to 15 years for furniture, fixtures and equipment. Intangible assets arising from contractual arrangements are typically amortized over the life of the contract. We are required to make subjective assessments as to the useful lives and classification of its properties for purposes of determining the amount of depreciation expense to reflect each year with respect to the assets. While management believes its estimates are reasonable, a change in the estimated useful lives could affect the results of operations.

Impairment of Hotels. We monitor events and changes in circumstances for indicators that the carrying value of the hotel and related assets may be impaired. Factors that could trigger an impairment analysis include, among others: (i) significant underperformance relative to historical or projected operating results, (ii) significant changes in the manner of use of our hotels or the strategy of our overall business (iii) a significant increase in competition, (iv) a significant adverse change in legal factors or regulations or (v) significant negative industry or economic trends. When such factors are identified, we will prepare an estimate of the undiscounted future cash flows, without interest charges, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment is made to the carrying value of the hotel to reflect the hotel at fair value less costs to sell. These assessments may impact the results of our operations.

A hotel is considered held for sale when a contract for sale is entered into, a substantial, non-refundable deposit has been committed by the purchaser, and sale is expected to close within the next 12 months.

Revenue Recognition. Revenue consists of amounts derived from hotel operations, including the sales of rooms, food and beverage, and other hotel operating revenues. Revenue is recognized when rooms are occupied and services have been rendered. These revenue sources are affected by conditions impacting the travel and hospitality industry as well as competition from other hotels and businesses in similar markets.

Share-Based Compensation. We have adopted the 2010 Equity Incentive Plan, which provides for the grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other stock-based awards, including LTIP units, or any combination of the foregoing. Equity-based compensation will be recognized as an expense in the financial statements over the vesting period and measured at the fair value of the award on the date of grant. The amount of the expense may be subject to adjustment in future periods depending on the specific characteristics of the equity-based award and the application of the accounting guidance.

Income Taxes. We intend to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2010. To qualify as a REIT, we must meet certain organizational and operational requirements, including a requirement to distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, which does not necessarily equal net income as calculated in accordance with GAAP. As a REIT, we generally will not be subject to U.S. federal income tax (other than taxes paid by our TRSs) to the extent we distribute 100% of our REIT taxable income to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to U.S. federal income tax on our taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for the four taxable years following the year during which qualification is lost unless we satisfy certain relief provisions. Such an event could materially adversely affect our net income and net cash available for distribution to stockholders. However, we intend to be organized and operate in such a manner as to qualify for treatment as a REIT.

Deferred Tax Assets and Liabilities. We will account for U.S. federal and state income taxes with respect to our TRSs using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements’ carrying amounts of existing assets and liabilities and respective tax bases and operating losses and tax-credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. In the event that these assumptions change, the deferred taxes may change.

Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The valuation allowance is based on our estimates of future taxable income and ongoing prudent and feasible tax planning strategies. Should we determine it would not be likely to realize in full the deferred tax asset in the future, we would record a valuation allowance to reduce the deferred tax asset to an amount that is more likely than not to be realized. An adjustment to the deferred tax asset would decrease income in the period the determination was made.

In estimating future taxable income, we must estimate future income using historical data, the expected growth rate of revenues and expenses, the effect of capital expenditures, and future market and economic conditions. Variability of these and other assumptions could result in an inability to recover the carrying value of the deferred tax assets.

Other Recent Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board, or the FASB, issued a pronouncement which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement is effective for fiscal years beginning on or after December 15, 2008. The adoption of this pronouncement did not have any impact on the Company’s combined financial condition, results of operations or cash flow.

In March 2008, the FASB issued a pronouncement intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance, and cash flows. This pronouncement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This pronouncement impacts disclosures only and did not have any impact on the Company’s combined financial condition, results of operations or cash flow.

In April 2009, the FASB issued a pronouncement which amends GAAP related to accounting for business combinations. This pronouncement addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This pronouncement also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. This pronouncement is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is during or after 2010. This pronouncement will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In April 2009, the FASB issued two pronouncements to provide additional guidance about (1) measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, and (2) recording impairment charges on investments in debt instruments. The FASB issued two additional pronouncements in April 2009 to require disclosures of fair value of certain financial instruments in interim financial statements. These four pronouncements are effective for financial statements issued for interim and annual reporting periods ended after June 15, 2009. The adoption of these four pronouncements did not materially impact the Company.

In May 2009 and February 2010, the FASB issued pronouncements which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Certain entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. The adoption of these pronouncements did not materially impact our financial statements.

In June 2009, the FASB issued an accounting standard that made the FASB Accounting Standards Codification, or the Codification, the source of authoritative GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification will supersede all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative. This accounting standard is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Following the issuance of this accounting standard, the FASB will not issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts. Instead, it will issue Accounting Standards Updates. The Board will not consider Accounting Standards Updates as authoritative in their own right. Accounting Standards Updates will serve only to update the Codification, provide background information about the guidance, and provide the bases for conclusions on the change(s) in the Codification. The Codification does not change GAAP and does not have an effect on our financial position, results of operations or liquidity.

Factors Affecting the Operating Results

The following is a discussion of the most significant factors that are expected to affect our financial condition and results of operations in the future.

The primary factors affecting our operating results include overall demand for hotel rooms, the pace of new hotel development, or supply, and the relative performance of the Management Company in increasing revenue and controlling hotel operating expenses.

•

Demand. The demand for lodging generally fluctuates with the overall economy. As a result of declining demand and increases in new hotel supply, our total portfolio RevPAR for the year ended December 31, 2009 declined by 16.1% as compared to the same period for 2008. After almost two years of industry-wide RevPAR declines, March 2010 experienced a 3.8% year-over-year RevPAR increase for the U.S. hotel industry as the broader economy demonstrated signs of stabilization and recovery. Historically, periods of declining demand are followed by extended periods of relatively strong demand, which typically occurs during the growth phase of the lodging cycle.

•

Supply. The development of new hotels is driven largely by construction costs and expected performance of existing hotels. We believe the initiation of hotel development will be constrained through 2014, with certain hotel projects currently in the planning stages being postponed or cancelled.

•	Revenue. Substantially all of our predecessor’s revenue is derived from the operation of its hotels. Specifically, our predecessor’s revenue consists of:

•	Rooms revenue. Occupancy and ADR are the major factors affecting rooms revenue.

•	Food and beverage revenue. Occupancy, group meetings and social catering utilized by in-house meetings and social affairs are the major components of food and beverage revenue.

•

Other hotel operating revenue. Other hotel operating revenue consists of ancillary revenue related to Internet, parking, entertainment and other guest services. Occupancy is the major factor affecting other hotel revenue.

•

Hotel Operating Expenses. Hotel operating expenses consist of rooms expense, food and beverage expense, other departmental expense, unallocated operating expense, management fees and other property level expense.

•	Rooms expense. Like rooms revenue, occupancy is a major factor affecting rooms expense and therefore rooms expense has a significant correlation to rooms revenue.

•	Food and beverage expense. Food and beverage expense is significantly correlated to food and beverage revenue.

•	Other departmental expenses. Other departmental expense consists of expenses related to earning ancillary revenue, including Internet service.

•	Unallocated operating expenses. Unallocated operating expense consists of general and administrative, marketing, repairs, management fees and franchise fees and maintenance and utilities expenses.

•	Other property level expenses. Other property level expenses consists primarily of insurance costs, property taxes and rent.

Most categories of variable operating expenses, including labor costs such as housekeeping, fluctuate with changes in occupancy. Increases in occupancy are accompanied by increases in most categories of variable operating expenses while increases in ADR typically only result in increases in limited categories of operating costs and expenses, such as franchise fees, management fees and credit card processing fee expenses, which are based on hotel revenues. Thus, changes in ADR have a more significant impact on operating margins than changes in occupancy.

Following the consummation of the Formation Transactions and the completion of this offering, hotel operating expenses will include the management fees we will pay to the Management Company, which will include base management fees and, to the extent earned, incentive management fees and costs associated with operating as a public company. The operating results of our predecessor include management fees at 3% of gross revenue, with no incentive fee. Base management fees will be computed as a percentage of gross revenues while incentive management fees will be incurred when operating profits exceed levels prescribed in our management agreements. A more detailed description of the management agreement is provided in “Our Property Manager and the Management Agreements —Management Agreements.”

•

Depreciation expense. Our predecessor’s operating costs and expenses also include depreciation expense relating to our predecessor’s assets. Depreciation expense is based on the estimated useful life of our predecessor’s assets.

•

Competition. The hotel industry is highly competitive. Our hotels compete with other hotels for guests in each of their markets. Competitive advantage is based on a number of factors, including location, quality of accommodations, convenience, brand affiliation, room rates, service levels and amenities, and level of customer service. Competition is often specific to the individual markets in which our hotels are located and includes competition from existing and new hotels operated under brands in the upper-upscale and upscale segments. We believe that properties, such as those in our initial portfolio, that are affiliated with leading national brands, such as the Marriott or Hilton brands, will enjoy the competitive advantages associated with their operations under such brands. Increased competition could harm our occupancy or revenues or may require us to provide additional amenities or make capital improvements that we otherwise would not have to make, which may reduce our profitability.

We face competition for the acquisition of hotels from institutional pension funds, private equity funds, REITs, hotel companies and others who are engaged in the acquisition of hotels. Some of these competitors have substantially greater financial and operational resources than we have and may have greater knowledge of the markets in which we seek to invest. This competition may reduce the number of suitable investment opportunities offered to us and increase the cost of acquiring our targeted hotel investments.

The Management Company’s revenue management tactics generally are oriented towards maintaining ADR even if the result may be a reduction in occupancy, as reductions in RevPAR attributable to reductions in occupancy may be accompanied by decreases in occupancy-variable expenses, such as utilities, housekeeping labor and room supplies. Reductions in RevPAR attributable to lower ADR typically result in minimal changes in operating costs and expenses (ADR-variable expenses are limited to revenue-based items such as credit card commissions and management and franchise fees). Thus, reductions in RevPAR associated with lower ADR may result in minimal flow through and, as a result, lower operating margins. Reductions in RevPAR associated with lower occupancy may result in better flow through and, as a result, less impacted operating margins. However, as explained further below, as the recession worsened in 2009 our predecessor did move away from this policy of emphasizing ADR to one that also focused on maintaining occupancy. As a result, management of our predecessor added some corporate negotiated business at lower rates and offered lower weekend rates to attract more leisure volume on weekends in order to maintain occupancy. As occupancy stabilizes we will again push rates consistent with our long term strategy of emphasizing rate integrity.

We intend to work with our property managers to implement sophisticated revenue management techniques in order to identify ways to increase revenue. Among other techniques, we intend to increase the use of search engine optimization, including the purchase of key words for Internet searches, and to increase our use of Internet-based reservation services to supplement our franchisors’ national reservation networks. We also intend to assess opportunities for increasing ancillary revenue at our hotels, for example, through parking fees, antenna leases or leasing space to select food and beverage retailers (for example, coffee and beverage retailers with nationally-recognized brands).

Key asset management initiatives include reducing hotel staffing levels to levels we deem appropriate, working with our brands to be more flexible with certain standards, such as reducing complimentary amenities, and changing hours of operations of certain food and beverage outlets. Our operational efficiency initiatives can be difficult to implement, as most categories of variable operating expenses, including certain labor costs, such as housekeeping, fluctuate with changes in occupancy. Furthermore, our hotels operate with significant fixed costs, such as general and administrative expense, insurance, property taxes, and other expenses associated with owning hotels that to some extent are outside our or our property managers’ ability to directly control. For example, we have experienced increases in real estate taxes, employee benefits (especially health insurance) and utility costs, which have negatively affected our operating margins. Additional initiatives to make further reductions in our costs are limited as most have already been implemented but we continue to press our suppliers and our property managers to continue to look for ways we can operate more efficiently.

Results of Operations

We have not presented historical financial information for Clearview Hotel Trust, Inc. because it has not had any corporate activity since its formation other than the issuance of shares of common stock in connection with the initial capitalization of the company and activity in connection with this offering and the Formation Transactions and, as a result, we believe that a discussion of the results of Clearview Hotel Trust, Inc. would not be meaningful. We have set forth below a discussion of the combined historical results of operations and financial position of the Clearview Properties, which we refer to as our predecessor.

Results of Operations of the Clearview Properties

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008

Net loss for the year ended December 31, 2009 was approximately $3.7 million compared to net income of approximately $13.2 million for the year ended December 31, 2008, representing a decline of approximately $16.9 million, or 127.9%. This decline in net income was primarily due to an approximately $12.3 million decline in operating income and an approximate $5.1 million increase in interest expense. Included in the $5.1 million increase in interest expense is an increase of $4.2 million of interest on co-guaranteed debt.

Revenue. Revenue consists primarily of the room, food and beverage and other operating revenues from the hotels. Revenues for the years ended December 31, 2009 and 2008 consisted of the following (in thousands):

	Year Ended December 31, 2009	Year Ended December 31, 2008	% Change
Rooms	$100,941	$120,681	(16.4)
Food and beverage	35,696	44,392	(19.6)
Other	5,962	6,766	(11.9)

Total Revenues	$142,599	$171,839	(17.0)

Total revenues declined approximately $29.2 million, or 17%, from approximately $171.8 million for the year ended December 31, 2008 to approximately $142.6 million for the year ended December 31, 2009, reflecting the continued weakness in lodging fundamentals including the effects of the recession on both business and leisure travel which adversely affected our transient room sales. The continued decline in group bookings, as both businesses and associations cancelled non-essential meetings, adversely affected occupancy and revenue from food and beverage. The decline in room revenue reflects a 16.1% decline in RevPAR, which is the result of a 9.2% decrease in ADR and a 4.8 percentage point decrease in occupancy. As mentioned above, as the recession worsened we accepted lower ADR business in order to maintain occupancy levels. The following are the key hotel operating statistics for the Clearview Properties for the years ended December 31, 2009 and 2008. Other revenues, which are derived from ancillary sources such as gift shops, spas, parking, and Internet access, are not as affected by the declines in ADR as much as they are affected by declines in occupancy. Also, some of these other revenues categories are not affected by changes in occupancy or ADR, such as office building rents.

	Year Ended December 31, 2009	Year Ended December 31, 2008	% Change
Occupancy %	58.29%	63.10%	(4.8	) bps
ADR	$123.54	$136.09	(9.2)
RevPAR	$72.02	$85.87	(16.1)

Most of the decline in RevPAR reflects a number of negative trends within primary customer segments, including a larger decline in transient and group business, which typically is associated with higher ADR levels, versus the other segments. The other segment, which includes online travel agencies, or OTAs, wholesale, redemption certificates and contract business, were down less than the transient and group segments. Room revenue by primary customer segment for the years ended December 31, 2009 and 2008 was as follows:

	Year Ended December 31, 2009		Year Ended December 31, 2008
	$ in millions	% of Total	$ in millions	% of Total	% Change
Transient	$61,207	60.6	$74,224	61.5	(17.5)
Group	23,591	23.4	28,687	23.8	(17.8)
Other	16,143	16.0	17,770	14.7	(9.2)

Total	$100,941	100.0	$120,681	100.0	(16.4)

Food and Beverage. Food and beverage revenue decreased approximately $8.7 million, or 19.6%, for the year ended December 31, 2009 from the year ended December 31, 2008. The primary driver of the food and beverage revenue decrease was the decline in occupancy at the hotels and, in particular, a decline in group bookings, which typically have significant levels of spending on food and beverage. Of the decline in food and beverage revenues of approximately $8.7 million, approximately $4.9 million was from banquet related sources.

Other Hotel Operating Revenue. Other hotel operating revenue, which includes revenue derived from ancillary sources such as gift shops, spas, parking, Internet access and office building rents, decreased approximately $0.8 million, or 11.9%, for the year ended December 31, 2009 from the year ended December 31, 2008, primarily as a result of the decline in occupancy.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the years ended December 31, 2009 and 2008, including the amount and percentage changes in these expenses between the two periods (in thousands):

			Change
	2009	2008	$	%
Hotel operating expenses:
Rooms	$24,744	$30,435	$(5,691)	(18.7)
Food and beverage	19,205	24,327	(5,122)	(21.1)
Property taxes, insurance and leased facility	11,660	11,317	343	3.0

Franchise and reservations fees	13,052	15,140	(2,088)	(13.8)
Depreciation and amortization	16,646	16,062	584	3.6
Management fees	4,125	5,045	(920)	(18.2)
Other hotel expenses	24,837	28,928	(4,091)	(14.1)

Total hotel operating expenses	$114,269	$131,254	$(16,985)	(12.9)

Hotel operating expenses decreased approximately $17.0 million, or 12.9%, from approximately $131.3 million for the year ended December 31, 2008 to approximately $114.3 million for the year ended December 31,

2009. Rooms and food and beverage costs decreased a total of approximately $10.8 million, primarily due to a combination of a decline in occupancy at the hotels, which reduced variable costs, including an approximately $1.8 million decrease in food and beverage costs, and the successful implementation of cost reduction initiatives, which included an approximately $5.2 million decrease in payroll and benefits primarily due to reductions in headcount. Franchise and reservation fees decreased approximately $2.1 million, or 13.8%, in 2009 when compared to 2008, primarily as a result of the decrease in room revenue. Management fees decreased approximately $0.9 million, or 18.2%, in 2009 when compared to 2008, primarily as a result of the decrease in revenue.

Other hotel operating expenses decreased approximately $4.1 million, or 14.1%, in 2009 as compared to 2008. The decrease primarily was attributable to an approximately $1.4 million reduction in administrative and general costs primarily related to reductions in payroll and benefits costs of approximately $1.1 million. Other reductions were the result of an approximately $0.5 million decline in utility costs due to the impact of cost containment initiatives, which helped to offset rising utility rates, and an approximately $1.0 million decline in repairs and maintenance, which was positively impacted by the recent renovation projects at many of the hotels in 2007, 2008 and 2009.

Operating Income. Operating income decreased approximately $12.3 million, or 30.2%, from approximately $40.6 million in 2008 to approximately $28.3 million in 2009. Operating margin declined slightly by 3.7 percentage points from 23.6% in 2008 to 19.9% in 2009, as our predecessor’s cost containment initiatives described above minimized the negative impact of fixed costs on margins as sales declined.

Interest Expense. The approximately $5.1 million, or 18.7%, increase in interest expense for the year ended December 31, 2009 when compared to the year ended December 31, 2008 was primarily due to an interest rate increase on a term loan that is collateralized by ten hotels owned by Columbia Sussex Corporation (five of which will be part of our initial portfolio upon consummation of the Formation Transactions), and amortization of related deferred financing costs. The rate on the term loan at December 31, 2008 was LIBOR plus 2.5% (3.5% including the margin) increased to an effective rate of 9.0% in May 2009 (when the loan was amended) through December 2009. This term loan is expected to be paid off in connection with the Formation Transactions. In addition, amortization of deferred financing costs increased approximately $1.5 million in 2009 when compared to 2008 as a result of the amortization of costs associated with the amended term loan discussed above.

The components of interest expense, net for the years ended December 31, 2009 and 2008 are summarized as follows (in thousands):

	2009	2008
Interest expense on mortgages	$13,239	$12,288
Interest expense for guaranteed term loan	16,290	13,600
Amortization of deferred financing costs	3,057	1,557

Total Interest Expense	$32,586	$27,445

Other Income (Expenses), Net. Other income (expenses), net includes interest income, loss on extinguishment of debt and write-off of unamortized deferred financing costs. The write-off of unamortized deferred financing costs of approximately $0.8 million in 2008 was related to the May 2008 amendment of the term loan.

Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007

Net income for the year ended December 31, 2008 was approximately $13.3 million compared to net income of approximately $12.0 million for the year ended December 31, 2007, representing an increase of approximately $1.3 million, or 10.8%. This was the result of a decrease in operating income of approximately $3.2 million offset by a decrease in interest expense of approximately $3.8 million and a decrease in loss of extinguishment of debt of approximately $2.1 million.

Revenue. Revenues for the year ended December 31, 2008 and 2007 consisted of the following (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2007	% Change
Rooms	$120,681	$124,124	(2.8)
Food and beverage	44,392	47,623	(6.8)
Other	6,766	6,503	4.0

Total Revenues	$171,839	$178,250	(3.6)

Total revenues declined approximately $6.4 million, or 3.6%, from approximately $178.2 million for the year ended December 31, 2007 to approximately $171.8 million for the year ended December 31, 2008, reflecting the initial impact of the recession on the hospitality industry. The decline reflects a 3.0% decline in RevPAR, which is the result of a 3.6% increase in ADR and a 4.3 percentage point decrease in occupancy. The following are the key hotel operating statistics for the Clearview Properties for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008	Year Ended December 31, 2007	% Change
Occupancy %	63.10%	67.43%	(4.3	) bps
ADR	$136.09	$131.33	3.6
RevPAR	$85.87	$88.56	(3.0)

Room revenue by primary customer segment for the year ended December 31, 2008 and 2007 was as follows:

	Year Ended December 31, 2008		Year Ended December 31, 2007
	$ in millions	% of Total	$ in millions	% of Total	% Change
Transient	$74,224	61.5	$79,403	64.0	(6.5)
Group	28,687	23.8	29,374	23.7	(2.3)
Other	17,770	14.7	15,347	12.3	15.8

Total	$120,681	100.0	$124,124	100.0	(2.8)

Transient room revenues were the first customer segment to feel the effects of the recession which began in December 2007 and resulted in a decline of 6.5% for this segment. Group demand was affected later in 2008 and was down 2.3%. We also experienced a shift by transient customers to OTAs, which is included in the other revenue segment, in order to take advantage of the lower rates. This resulted in an increase of 15.8% in the other revenue segment for 2008.

Food and Beverage. Food and beverage revenue decreased approximately $3.2 million, or 6.8%, for the year ended December 31, 2008 from the year ended December 31, 2007. The primary driver of the food and beverage revenue decrease was the decline in occupancy at the hotels and, in particular, the decline in group bookings, which typically have significant levels of spending on food and beverage.

Other Hotel Operating Revenue. Other hotel operating revenue increased approximately $0.3 million, or 4.0%, for the year ended December 31, 2008 from the year ended December 31, 2007. The increase primarily was driven by parking revenues of $0.3 million as our predecessor began an effort to charge for parking at more of the hotels in 2007.

Hotel Operating Expenses. The following table presents the components of our hotel operating expenses for the year ended December 31, 2008 and 2007, including the amount and percentage changes in these expenses between the two periods (in thousands):

	Year Ended December 31, 2008	Year Ended December 31, 2007	Change
			$	%
Hotel operating expenses
Rooms	$30,435	$32,184	$(1,749)	(5.4)
Food and beverage	24,327	26,412	(2,085)	(7.9)
Property taxes, insurance and leased facility	11,317	11,245	72	0.6
Franchise and reservations fees	15,140	15,227	(87)	(0.6)
Depreciation and amortization	16,062	15,541	521	3.4
Management fees	5,045	5,311	(266)	(5.0)
Other hotel expenses	28,928	28,548	380	1.3

Total hotel operating expenses	$131,254	$134,468	$(3,214)	(2.4)

Hotel operating expenses decreased approximately $3.2 million, or 2.4%, from approximately $134.5 million for the year ended December 31, 2007 to approximately $131.3 million for the year ended December 31, 2008. Rooms and food and beverage costs decreased approximately $3.8 million, primarily due to a combination of a decline in occupancy at the hotels, which reduced variable costs, including an approximately $0.8 million decrease in food and beverage costs, and cost reduction initiatives in the third and fourth quarters of 2008, which resulted in an approximately $2.8 million decrease in payroll and benefit costs due to reductions in headcount.

Depreciation and amortization increased approximately $0.5 million, or 3.4%, for the year ended December 31, 2008 when compared to the year ended December 31, 2007. The increase is primarily due to capital projects being placed in service in 2007 and 2008.

Other hotel expenses increased approximately $0.4 million in 2008 when compared to 2007, primarily due to an increase in maintenance and repairs of approximately $0.5 million.

Operating Income. Operating income decreased approximately $3.2 million, or 7.3%, from approximately $43.8 million for the year ended December 31, 2007 to approximately $40.6 million for the year ended December 31, 2008, primarily as a result of the decrease in room revenue and food and beverage revenue. Operating margins declined 1.0 percentage point from 24.6% in 2007 to 23.6% in 2008.

Interest Expense. The approximately $3.8 million, or 12.1%, decrease in interest expense for the year ended December 31, 2008 when compared to the year ended December 31, 2007 was primarily due to reductions in interest rates on the Clearview Properties variable rate debt, primarily the term loan. The interest rate on this term loan was based on the 30-day LIBOR, which declined from 5.95% as of December 31, 2007 to 3.5% as of December 31, 2008.

The components of interest expense, net for the years ended December 31, 2008 and 2007, are summarized as follows (in thousands):

	2008	2007
Interest expense on mortgages	$12,288	$13,574
Interest expense for guaranteed term loan	13,600	16,441
Amortization of deferred loan costs	1,557	1,241
Interest capitalized	—	(49)

Total Interest Expense	$27,445	$31,207

Other Income (Expenses), Net. Other income (expenses), net includes interest income, loss on extinguishment of debt and write-off of unamortized deferred financing costs. The write-off of unamortized deferred financing costs of approximately $0.8 million in 2008 resulted from the amendment and extension of the term loan described above. In 2007, Columbia Properties Rochester, Ltd., the owner of the Doubletree Rochester, entered into an agreement to defease a mortgage loan, which resulted in an approximately $2.2 million charge for the defeasance premium and other related costs.

Liquidity and Capital Resources

Our short-term liquidity requirements consist primarily of funds necessary to pay for operating expenses and other expenditures directly associated with our hotel properties, including:

•	recurring maintenance and capital expenditures necessary to maintain our hotel properties in accordance with brand standards;

•	capital expenditures to improve our hotel properties;

•	interest expense and scheduled principal payments on outstanding indebtedness, including our anticipated $ million revolving credit facility; and

•	future distributions paid to our stockholders to maintain our anticipated REIT status.

Historically, our predecessor satisfied its short-term liquidity requirements through existing working capital and cash provided by operations. After giving effect to the Formation Transactions and the new credit facility that we expect to enter into described below, we believe that our working capital and cash provided by operations will continue to be sufficient to meet our ongoing short-term liquidity requirements for at least the next 12 months.

Our long-term liquidity requirements consist primarily of funds necessary to pay for the costs of acquiring additional hotel properties, renovations, expansions and other non-recurring capital expenditures that need to be made periodically with respect to our hotel properties and scheduled debt payments. Historically, our predecessor satisfied its long-term liquidity requirements through various sources of capital, including existing working capital, cash provided by operations, long-term hotel mortgage indebtedness and other borrowings. We believe that similar sources of capital will be available to us in the future to fund our long-term liquidity requirements. In addition, we may seek to raise capital through public or private offerings of our equity or debt securities. However, there are certain factors that may have a material adverse effect on our ability to access to these capital sources, including our degree of leverage, the value of our unencumbered assets and borrowing restrictions imposed by lenders. We will continue to analyze which source of capital is most advantageous to us at any particular point in time, but the capital markets may not be consistently available to us on terms that are attractive, or at all.

The affiliates of the Management Company from which we will acquire the initial 14 hotel properties will be entitled to an additional payment of $10.0 million if the 2010 property-level Adjusted EBITDA for the 14 hotel properties exceeds $47.0 million and an additional payment of $10.0 million if the 2011 property-level Adjusted EBITDA for the 14 hotel properties exceeds $51.7 million (regardless of whether the 2010 target was met). These contingent payments may be satisfied in cash or shares of our common stock, at our election.

To maintain our qualification as a REIT we must meet a number of organizational and operational requirements, including a requirement that we distribute annually at least 90% of our REIT taxable income to our stockholders, determined without regard to the deduction for dividends paid and excluding net capital gains. Therefore, once the total net proceeds of this offering are substantially fully invested, we will need to raise additional capital in order to grow our business and invest in additional hotel properties. However, there is no assurance that we will be able to borrow funds or raise additional equity capital on terms acceptable to us, if at all. In addition, we anticipate that any debt we incur in the future would include restrictions (including lockbox and cash management provisions) that under certain circumstances will prohibit our subsidiaries that own our hotels from making distributions or paying dividends, repaying loans to us or other subsidiaries or transferring any of their assets to us or another subsidiary. For additional information regarding our distribution policies and requirements, see “Distribution Policy.”

Indebtedness To Be Outstanding After This Offering

Our Anticipated Revolving Credit Facility. Upon the closing of this offering, we expect to obtain a             -year $             million secured revolving credit facility. Our operating partnership will be the borrower under the credit facility.

Other Indebtedness. After giving effect to the Formation Transactions and this offering, we anticipate having approximately $174.5 million in outstanding third-party indebtedness in addition to the new revolving credit facility described above. A portion of the purchase price of our initial portfolio will be used by the entities selling us the 14 hotel properties to repay all outstanding principal and accrued interest (approximately $267.3 million on a pro forma basis as of December 31, 2009) relating to mortgages secured by eight of our initial properties as described in “Use of Proceeds.” Each of the other loans remaining outstanding following the offering consists of nonrecourse indebtedness secured by a single property that has been securitized as part of a pool of mortgage indebtedness. The indebtedness secured by properties in our initial portfolio that will remain outstanding is as follows:

Property	Principal Balance (in thousands)(1)	Interest Rate	Amortization Period (years)	Maturity Date
Marriott Tampa Westshore	$36,085	6.37%	30	June 2016	(2)
Marriott East Lansing at University Place	17,950	6.25%	30	June 2016	(2)
Marriott Greensboro Downtown	26,135	5.90%	30	November 2015	(2)
Renaissance Philadelphia Airport Hotel	37,675	5.72%	30	January 2016	(2)
Marriott Jackson	27,225	6.44%	30	January 2016	(2)
Marriott Knoxville	29,435	6.40%	30	June 2016	(2)

Total	$174,505

(1)	Projected principal balance calculated as of May 31, 2010. Balance may change as a result of principal amortization.

(2)	Assumed debt is comprised of collateralized mortgage debt that cannot be paid prior to maturity unless the loan is defeased, which involves placing United States Treasury bonds or notes with a servicer that are sufficient to provide for the payment of the contractual interest and principle on the original loan.

We believe that we will have adequate liquidity to meet requirements for scheduled maturities. However, we can provide no assurances that we will be able to refinance our indebtedness as it becomes due and, if refinanced, whether such refinancing will be available on favorable terms.

Upon completion of this offering, we expect that our initial ratio of net debt to EBITDA will be approximately             x and our ratio of net debt to Operating Income will be approximately             x. We have set a target net debt to EBITDA ratio of 4.0 to 5.0x or less and expect to achieve this ratio in              to             months following completion of the offering, although we can provide no assurance in this regard. If the proceeds of this offering are less than $             million, we will need to borrow under our anticipated secured credit facility to pay a portion of the purchase price for our 14 initial properties, which may cause our initial net debt to EBITDA ratio to be above our target range immediately upon completion of this offering. We use net debt to EBITDA as a metric to assess our leverage because we believe EBITDA allows us to meaningfully compare our ability to incur and service debt from period to period without taking into account non-cash items such as depreciation and amortization, non-cash impairment charges and non-cash write off of property and equipment. The following table shows the reconciliation of Operating Income to EBITDA, as used in the ratios described above:

Operating Income	$

Depreciation and Amortization

EBITDA	$

Sources and Uses of Cash

As of December 31, 2009, the Clearview Properties had cash and cash equivalents of approximately $2.3 million compared to cash and cash equivalents of approximately $2.8 million at December 31, 2008, and approximately $3.7 million at December 31, 2007. The following is a summary of sources and uses of cash by major activities for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
(in thousands)	2009	2008	2007
Cash provided by (used in)
Operating activities	$32,052	$41,723	$52,092
Investing activities	(4,182)	(9,618)	(7,441)
Financing activities	(28,391)	(33,048)	(44,608)

Net change in cash and cash equivalents	$(521)	$(943)	$43

Cash Flows from Operating Activities

Cash flows provided by operating activities totaled approximately $32.1 million for the year ended December 31, 2009, compared to approximately $41.7 million for the year ended December 31, 2008. The decrease in cash flow in 2009 was primarily due to the decrease in net income of approximately $16.9 million. Partially offsetting this decrease was an approximately $4.2 million increase in accrued interest expense on co-guaranteed debt paid by others and an approximately $3.8 million increase in net related party receivables and payables.

In 2008, cash flows provided by operating activities were approximately $41.7 million, compared to approximately $52.1 million in 2007. This approximately $10.4 million decrease was primarily the result of an approximately $8.0 million decrease in net related party receivables and payables and an approximately $2.4 million decrease in interest expense on co-guaranteed debt paid by others.

Cash Flows from Investing Activities

Cash flows used in investing activities totaled approximately $4.2 million for the year ended December 31, 2009 compared to approximately $9.6 million for the year ended December 31, 2008. During 2009, the Clearview Properties invested approximately $4.1 million in renovations and other capital expenditures (including approximately $1.9 million at the Marriott Greensboro Downtown, and approximately $1.0 million at the Renaissance Philadelphia Airport Hotel), while in 2008, approximately $11.9 million was invested in renovations and other capital expenditures (including approximately $3.9 million at the Marriott El Paso, approximately $2.9 million at the Renaissance Philadelphia Airport Hotel, approximately $1.8 million at the Marriott East Lansing at University Place and approximately $1.5 million at the Marriott Greensboro Downtown) that was partially offset by a decrease of approximately $1.7 million in capital expenditures reserve funds.

In 2007, cash flows used in investing activities were approximately $7.4 million, which included investments in renovation and other capital expenditures of approximately $8.7 million (including approximately $4.8 million at the Marriott Albuquerque and approximately $1.0 million at the Renaissance Philadelphia Airport Hotel) that was partially offset by a decrease of approximately $2.0 million in capital expenditure reserve funds.

Cash Flows from Financing Activities

Cash flows used in financing activities was approximately $28.4 million for the year ended December 31, 2009, compared to approximately $33.0 million during the year ended December 31, 2008. In 2009, the Clearview Properties made net repayments of debt of approximately $16.6 million, had net borrowings of approximately $13.3 million from related parties, and made net cash distributions to their owners of approximately $26.3 million, which was used for general corporate purposes and repayments on the co-guarantor term loan debt.

During 2008, the Clearview Properties incurred new debt, net of repayments, of approximately $31.0 million. In addition, the Clearview Properties made net distributions to their owners of approximately $63.6 million, which was used for general corporate purposes and repayments on the co-guarantor term loan debt.

During 2007, the Clearview Properties made repayments of debt of approximately $21.0 million. In addition, the Clearview Properties made net distributions to their owners of approximately $23.4 million which was used for general corporate purposes and for advances to affiliates.

Capital Expenditures and Reserve Funds

We believe we maintain each of our hotels in good repair and condition and in conformity with applicable franchise agreements, ground leases, laws and regulations. Our capital expenditures primarily relate to the ongoing maintenance of our hotels and are budgeted in the reserve accounts described in the following paragraph. We also incur capital expenditures for renovation and development. We invested approximately $4.1 million in our hotels during 2009. If we acquire, renovate or develop additional hotels in the future, our capital expenditures will increase.

With respect to some of our hotels that are operated under franchise agreements with major national hotel brands and for some of our hotels subject to first mortgage liens, we are obligated to maintain a furniture, fixture and equipment or FF&E, reserve account for future capital expenditures at these hotels. The amount funded into each of these reserve accounts has been determined pursuant to the franchise and loan agreements for each of the respective hotels, typically ranges between 3% and 4% of the respective hotel’s total annual revenue. As of December 31, 2009, approximately $0.6 million was held in FF&E reserve accounts for future capital expenditures at the hotels. According to the respective loan agreements, the reserve funds are to be held by the lenders in restricted cash accounts. We generally are not required to spend the entire amount in the FF&E reserve accounts each year.

Off-Balance Sheet Arrangements

Our predecessor historically has not had, and we do not expect to have following the Formation Transactions and the completion of this offering, any off-balance sheet arrangements.

Contractual Obligations

The following table outlines the timing of payment requirements related to combined mortgage debt and other commitments of the Clearview Properties as of December 31, 2009.

	Payments due by period
(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Long-Term Debt Obligations(1)	$531,155	$264,935	$36,870	$41,062	$188,288
Operating Lease Obligations	112,050	2,126	4,197	4,136	101,591

Total	$643,205	$267,061	$41,067	$45,198	$289,879

(1)	The amounts shown include amortization of principal, debt maturities and estimated interest payments. Interest payments have been included in the long-term debt obligations based on the weighted average interest rate and do not take into account expected repayments included in the formation transactions.

Inflation

Increases in the costs of operating our properties due to inflation could reduce the net operating profits of our TRS lessee, which in turn, could inhibit the ability of our TRS lessee to make required rent payments to us. Operators of hotel properties, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. However, competitive pressures may limit the ability the Management Company to raise room rates.

Seasonality

Depending on a hotel’s location and market, operations for the hotel may be seasonal in nature. For example, the Marriott Anchorage Downtown experiences lower revenues and profits during the winter months of November through March while our hotel property in Florida generally has higher revenues in the months of January through April. This seasonality can be expected to cause fluctuations in our quarterly operating profits. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, we expect to utilize cash on hand or borrowings under our anticipated credit facility to make distributions to our stockholders.

The following table presents the percentage of total revenue earned per quarter during the last three fiscal years.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2009	24.6%	26.1%	25.3%	24.0%
2008	24.6%	26.7%	26.2%	22.5%
2007	23.4%	26.1%	25.9%	24.6%

Tax and Depreciation

The following table sets forth certain federal and real estate tax information for each of our initial hotel properties and, with respect to each property in our initial portfolio or component thereof upon which depreciation is taken, the (i) federal tax basis, (ii) rate, (iii) method and (iv) life claimed with respect to such property or component thereof for purposes of depreciation:

Property	Federal Tax Basis (in thousands)(1)	Property Tax Rate 2009 Estimate(2)	Real Estate Tax 2009 Estimate (in thousands)	Depreciation Method	Tax Depreciation Life (years)	Annual Depreciation Percentage (%)
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica	$20,065	$11	$688	straight-line	39	2.56%
Marriott Anchorage Downtown	35,931	15	726	straight-line	39	2.56%
Marriott Tampa Westshore	18,927	21	584	straight-line	39	2.56%
Courtyard Harrisburg Hershey	8,650	22	152	straight-line	39	2.56%
Marriott East Lansing at University Place	2,705	62	299	straight-line	39	2.56%
Doubletree Rochester	1,988	43	713	straight-line	39	2.56%
Courtyard El Paso Airport	4,311	25	173	straight-line	39	2.56%
Marriott El Paso	7,425	24	536	straight-line	39	2.56%
Marriott Greensboro Downtown	3,997	14	168	straight-line	39	2.56%
Doubletree Birmingham	5,195	14	154	straight-line	39	2.56%
Marriott Knoxville	9,790	48	386	straight-line	39	2.56%
Renaissance Philadelphia Airport Hotel	15,063	38	921	straight-line	39	2.56%
Marriott Albuquerque	14,730	47	411	straight-line	39	2.56%
Marriott Jackson	19,092	190	425	straight-line	39	2.56%

(1)	The federal tax basis is the tax basis of our predecessor and may not be indicative of our tax basis upon consummation of the Formation Transactions.

(2)	Property tax rate per $1,000 of value as assessed by the respective municipalities.

Quantitative and Qualitative Disclosures about Market Risk

Market risk includes risks that arise from changes in interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market sensitive instruments. In pursuing its business strategies, the primary market risk to which our predecessor is currently exposed, and which we expect to be exposed to in the future, is interest rate risk. All of the approximately $174.5 million of debt that will remain outstanding following completion of the offering is fixed rate debt. In the future, we could have debt with a variable rate. Our predecessor has used interest rate caps to manage its interest rate risks relating to its variable rate debt in the past and we anticipate continuing that practice.

STRUCTURE OF OUR COMPANY

We were formed as a Maryland corporation in April 2010. We will conduct our business through a traditional umbrella partnership REIT, or UPREIT, in which our hotel properties are owned by our operating partnership, Clearview Hotels Operating Partnership, LP, and limited partnerships, limited liability companies or other subsidiaries of our operating partnership. We are the sole general partner of our operating partnership and following this offering initially will own, directly or indirectly, all of the OP units. In the future, we may issue OP units to third parties from time to time in connection with acquisitions of hotel properties or for financing, compensation or other reasons.

In order for the income from our hotel operations to constitute “rents from real property” for purposes of the gross income tests required for REIT qualification, we cannot directly or indirectly operate any of our hotels. Instead, we must lease our hotels. Accordingly, we will lease each of our initial hotel properties to entities owned by Clearview Hotel TRS, Inc., our TRS, which is wholly owned, directly or indirectly, by our operating partnership. Our TRS lessees will pay rents to us that will be is treated as “rents from real property,” provided that the Management Company and any other hotel managers are deemed to be an “eligible independent contractors” and certain other requirements are met. Clearview Hotel TRS, Inc. and any other TRSs will be subject to U.S. federal, state and local income taxes applicable to corporations. Our TRS lessees will engage the Management Company to manage our initial portfolio pursuant to management agreements on market terms. See “Our Property Manager and the Management Agreements—Management Agreements.”

The following chart depicts our anticipated structure and ownership following (1) the completion of this offering, assuming no exercise by the underwriters of their overallotment option and (2) the consummation of the Formation Transactions:

FORMATION TRANSACTIONS

Prior to or concurrently with the closing of this offering, we will engage in a series of transactions, which we refer to as the Formation Transactions, that will consolidate our business and properties within our company and our operating partnership. Part of the Formation Transactions includes a purchase and sale transaction pursuant to which, prior to or immediately following the offering, certain entities affiliated with the Management Company will sell the 14 hotel properties that will comprise our initial portfolio to our operating partnership in exchange for cash and, in certain circumstances, shares of common stock, at our election. For a description of the terms of the sale of the 14 hotel properties see “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions Agreement.” A portion of this purchase price will be used by the entities selling us the properties to repay all outstanding principal and accrued interest relating to mortgages secured by eight properties in our initial portfolio (approximately $267.3 million on a pro forma basis as of December 31, 2009). The 14 hotel properties that will be sold to our operating partnership will be leased to our TRS lessees. The Management Company will enter into management agreements with our TRS lessees pursuant to which the Management Company will manage our 14 initial hotel properties. See “Our Property Manager and the Management Agreements—Management Agreements.” The agreements relating to Formation Transactions are subject to customary closing conditions, including the closing of this offering.

The significant elements of the Formation Transactions undertaken in connection with this offering include:

•	the formation of our company, our operating partnership and our TRS;

•	the purchase and sale transaction;

•	the lease of the 14 properties by the entities owned by our operating partnership to our TRS lessees; and

•

the repayment by the entities selling us the properties of all outstanding principal and accrued interest (approximately $267.3 million on a pro forma basis as of December 31, 2009) relating to mortgages secured by eight properties in our initial portfolio .

Formation of Clearview Hotel Trust, Inc., Our Operating Partnership and Our Taxable REIT Subsidiary

Clearview Hotel Trust, Inc. was incorporated on April 13, 2010 under the laws of the State of Maryland. We intend to elect and qualify as a REIT for U.S. federal income tax purposes beginning with our taxable year ending December 31, 2010. Our operating partnership, Clearview Hotel Operating Partnership, LP, was organized as a limited partnership under the laws of the State of Delaware on May 3, 2010. Upon the completion of this offering and the consummation of the Formation Transactions, we will act as the operating partnership’s sole general partner.

We incorporated Clearview Hotel TRS, Inc. on May 3, 2010 under the laws of the State of Delaware. Clearview Hotel TRS, Inc. is wholly-owned by our operating partnership. We will lease all of our initial hotel properties to our TRS lessees, which are wholly-owned subsidiaries of Clearview Hotel TRS, Inc. A TRS is taxed as a regular corporation and its income therefore will be subject to U.S. federal, state and local corporate level tax. We may form additional TRSs in the future in order to engage in certain activities that otherwise might jeopardize our qualification as a REIT. Any income earned by our TRSs will not be included for purposes of the 90% distribution requirement discussed under “Material U.S. Federal Income Tax Considerations—Qualification as a REIT—Annual Distribution Requirements,” unless such income is actually distributed to us. For a further discussion of TRSs, see “Material U.S. Federal Income Tax Considerations—Taxation of Our Company.”

Purchase and Sale Transaction

Purchase and Sale of Properties

Certain entities affiliated with the Management Company will sell the 14 hotel properties that will comprise our initial portfolio to our operating partnership in exchange for $             million of cash, based on a price per share of our common stock at the mid-point of the price range set forth on the cover page of this prospectus. If the proceeds of this offering (net of the underwriting discounts and excluding proceeds of the underwriters’ overallotment option) exceed $             million, the consideration payable to affiliates of the Management Company for the 14 hotel properties will be increased by an amount equal to 80% of such excess, and up to 50% of such additional consideration may, at our option, be payable in the form of shares of our common stock. If the proceeds of this offering are less than $             million, then we will need to borrow under the anticipated credit facility to pay the difference between the $             million purchase price and the net proceeds from this offering.

In addition, the sellers of the 14 hotel properties will be entitled to an additional payment of $10.0 million if the 2010 property-level Adjusted EBITDA for the 14 hotel properties exceeds $47.0 million and an additional payment of $10.0 million if the 2011 property-level Adjusted EBITDA for the 14 hotel properties exceeds $51.7 million (regardless of whether the 2010 target is met). These contingent payments may be satisfied in cash or shares of our common stock, at our election. For a description of the terms of the sale of the 14 hotel properties see “Our Principal Agreements—Omnibus Purchase and Sale and Formation Transactions Agreement.”

Valuation of Properties Being Sold to our Operating Partnership

The value of the properties being sold to our operating partnership in the Formation Transactions was determined by arm’s length negotiation between our management and Columbia Sussex Corporation.

Lease of Properties

In order for the income from our hotel operations to constitute “rents from real property” for purposes of the gross income tests required for REIT qualification, we cannot directly or indirectly operate any of our hotels. Instead, we must lease our hotels. Accordingly, we will enter into lease agreements pursuant to which we will lease each of our initial hotel properties to our TRS lessees. Our TRS lessees will pay rent to us that we intend to treat as “rents from real property,” provided that the Management Company is deemed to be an “eligible independent contractor” and certain other requirements are met. Our TRSs will be subject to corporate U.S. federal, state and local income taxes.

Management Agreements and Transfer of the Hotel Management Business to the Management Company

Our TRS lessees will engage the Management Company or other hotel management companies that we believe qualify as eligible independent contractors to manage and operate the 14 hotel properties. Columbia Sussex Management, LLC, the Management Company, was formed on December 18, 2009 under the laws of the State of Kentucky and is majority owned by Columbia Sussex Corporation, a private owner and operator of hotels.

Our TRS lessees will enter into hotel management agreements with the Management Company on the terms set forth in “Our Property Manager and the Management Agreements—Management Agreements.”

Debt Repayment

A portion of the purchase price we will pay for our initial portfolio will be used by the entities selling us the 14 hotel properties to repay all outstanding principal and accrued interest relating to mortgages secured by eight properties in our initial portfolio (approximately $267.3 million on a pro forma basis as of December 31, 2009), consisting of the following as of December 31, 2009:

Borrower (Property)	Amount of Debt (dollars in thousands)		Stated Interest Rate	Interest Rate	Maturity Date	Amortization (Years)
Columbia Hospitality, LLC(1)	$215,333		— (2)	9.00%	July 2010	(3)
Columbia Properties Rochester, Ltd. (Doubletree Rochester)	$23,007		LIBOR + 3.60%	4.83%	December 2011	(4)
CP Mesa Ltd. (Courtyard El Paso Airport)	$9,991		Prime + 1.00%(5)	6.00%	October 2013	25
Columbia Properties Harrisburg, LLC (Courtyard Harrisburg Hershey)	$13,115		— (7)	6.25%	June 2019	20

Total	$261,446	(6)

(1)	Columbia Hospitality, LLC, an affiliate of Columbia Sussex Corporation, owns the following hotel properties: JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica, Doubletree Birmingham, Marriott Anchorage Downtown, Marriott El Paso, Marriott Albuquerque, and five other properties owned or controlled indirectly by Columbia Sussex Corporation that are not being sold to us.

(2)	Greater of one-month LIBOR or 2% plus 4% spread and a 3% prepayment deferral charge.

(3)	$1.0 million, $2.25 million, $2.25 million, $2.5 million, $2.5 million and $2.5 million during January, February, March, April, May and June 2010, respectively. All remaining principal is payable in July 2010.

(4)	Principal payments of $41,000 per month until maturity.

(5)	Floor rate of 6.00%.

(6)	Excludes $5,894 of accrued interest.

(7)	Loan resets to the 5 year Treasury Rate plus 3.25% on July 1, 2014 and every five years thereafter until maturity.

OUR BUSINESS AND PROPERTIES

Our Company

We are a Maryland corporation that was formed on April 13, 2010. We are a self-managed and self-administered real estate investment trust, or REIT, that owns, acquires, renovates and repositions primarily upper-upscale full service hotel properties located in the United States. We also may invest in business oriented hotel properties in the select service, boutique and luxury market segments. Our portfolio is concentrated in locations that exhibit multiple demand generators and high barriers to entry, which we believe are important factors for identifying hotel properties that will provide strong risk-adjusted returns. We also may selectively focus on acquiring and owning debt instruments secured by these types of hotel properties or entities owning hotels when we believe that favorable market conditions exist.

Following the completion of this offering, we will own 14 upper-upscale and upscale hotel properties totaling approximately 3,800 rooms and approximately 200,000 square feet of meeting space in 12 states. We will use a significant portion of the proceeds of this offering to purchase our 14 initial hotel properties from affiliates of Columbia Sussex Corporation, a nationally-recognized private hotel company. Our 14 initial hotels will continue to be managed by Columbia Sussex Management, LLC, a subsidiary of Columbia Sussex Corporation, and all of our initial hotels have existing franchise relationships with either Marriott or Hilton.

Our strategy focuses on maximizing the cash flow of our portfolio through focused asset management and targeted capital investment. We believe the national economy has begun to recover from the recession and that, as a result, lodging industry fundamentals will strengthen over the near term. We believe that our portfolio is well-positioned for significant revenue growth in this environment because, among other reasons, over $64.9 million (approximately $17,000 per room) of capital investments have been made at our properties in the past five years. In addition, our hotels are located near stable demand generators, such as large state universities, state capitals, convention centers, corporate headquarters, and office parks. The hotels in our initial portfolio are located in markets with high barriers to entry and have no new directly competitive full service hotels under construction.

We intend to grow our portfolio through disciplined future acquisitions of hotels and loans secured by hotels or entities owning hotels. We believe that we will be able to source a significant volume of external growth opportunities through our management team’s extensive network of industry, corporate and institutional relationships. We plan to focus our acquisition strategy on full service and premium-branded select service hotel properties in locations with multiple demand generators and high barriers to entry. We believe that there will be a substantial number of opportunities to acquire underperforming hotels or loans secured by hotels or hotel owners given the lack of available debt financing in the capital markets and weakened fundamentals in the lodging industry. A key aspect of our strategy is to identify and acquire undermanaged and underperforming hotels and use our expertise to renovate, rebrand and reposition acquired assets to improve cash flows and long-term value.

Our Competitive Strengths

We believe we distinguish ourselves from other owners, acquirors and investors in hotel properties through the following competitive strengths:

•

Strong Initial Portfolio. Our initial portfolio is comprised of 14 hotel properties with characteristics that we believe will provide a strong platform on which to deliver strong risk-adjusted returns to investors.

•

Diversity. Our initial portfolio spans a diverse group of markets located in 12 states. In addition, no single hotel property accounted for more than 11.6% of revenue for the 12 months ended December 31, 2009.

•

Affiliated with Leading Global Franchisors. All 14 of our initial properties are branded within the Marriott (JW Marriott, Marriott Hotels, Renaissance Hotels and Courtyard by Marriott) or Hilton (Doubletree) families of brands, both of which are among the top global franchisors. We believe that travelers who prefer the consistent service and quality associated with nationally-recognized brands represent a large segment of demand for hotel rooms.

•	Strong Market Share. The hotel properties in our initial portfolio have strong positions within their markets as evidenced by their RevPAR penetration index of 107% for 2009.

•

Substantial Recent Capital Investments. Our initial portfolio has had approximately $64.9 million (approximately $17,000 per room) invested in capital improvements during the past five years. We believe that this recent and substantial level of capital investment should position the initial hotels to capture revenue opportunities in their respective markets as the economy generally, and those markets specifically, recover.

•

Lack of Supply Growth. Our initial portfolio is located in markets in which we believe there will be limited growth in lodging supply over the next several years. There are no directly competitive full service hotel properties currently under construction in these markets.

•

Stable Cash Flow with Significant Upside. Our initial portfolio is comprised of operating hotels with established track records. RevPAR for our initial portfolio declined approximately 18.7% from 2007 to 2009 during the economic downturn. We believe there are significant opportunities for revenue growth as lodging fundamentals strengthen in connection with the recovery in the general economy.

•

Experienced Management Team with a Proven Track Record. Our senior management team, led by Jon D. Kline, has extensive experience in acquiring, owning, operating, renovating and financing hotel properties.

•

Experience Operating a Publicly-Traded Real Estate Investment Trust. Our senior management team has experience operating publicly-listed REITs. Our Chairman and Chief Executive Officer, Jon D. Kline, previously served as Chief Financial Officer from 2003 to 2006 and President from 2006 to 2007 of Sunstone, a publicly-listed hotel REIT. Mr. Kline played a significant role in transitioning Sunstone from a private hotel owner and operator financed by Westbrook Partners, a real estate private equity fund, to a publicly-listed company. Sunstone completed more than $2.0 billion in acquisitions during Mr. Kline’s tenure.

•

Experience in Acquiring and Financing Hotel Properties. Over the past six years, our senior management team has acquired over $2.5 billion of hotels and completed over $4.0 billion of hotel financings in both the public and private markets. Following Mr. Kline’s departure from Sunstone, he formed Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company. Since then, affiliates of Clearview Hotel Capital, LLC have made investments in four hotels with three institutional investors. None of these investments will be transferred to us or will be part of our initial portfolio. Through this experience, our senior management has developed strong execution capabilities in acquiring, operating and financing hotel properties as well as an extensive network of industry, corporate and institutional relationships. As a result of these relationships, we believe we will have access to attractive investment opportunities, many of which may not be available to our competitors.

•

Strong Relationships with Top Global Franchisors. Our senior management team has developed strong relationships with many of the top global franchisors representing leading hotel brands, including Marriott, Hilton, Starwood and Kimpton.

•

Strategic Relationship with Nationally-Recognized Management Company. The Management Company will manage our initial 14 hotels. Columbia Sussex Corporation is the largest full service Marriott franchisee in the United States and has been a franchisee of Hilton for nine years.

•

Columbia Sussex Corporation has previously managed only hotels owned by it and its affiliates and has successfully achieved high levels of operating efficiency that result in high operating margins in excess of industry averages.

•

Following completion of this offering, we will enter into a strategic alliance agreement with the Management Company pursuant to which the Management Company will agree, upon our request, to manage any hotel properties that we subsequently acquire during the term of the strategic alliance agreement, provided that the hotel is an upscale or upper-upscale branded hotel located in the U.S. with gross revenue of $10.0 million or more. See “Our Principal Agreements— Strategic Alliance Agreement.”

•

We believe our strategic relationship with the Management Company will enable us to benefit from above-average operating margins as revenues improve and to make subsequent hotel acquisitions that enable us to implement systemic changes that will improve hotel performance following our acquisition of such hotels.

•

We have structured our management agreements with the Management Company to closely align our interests with those of the Management Company by, among other things, providing for a reduction in the management fee payable by us each quarter in an amount equal to the difference between our property-level Adjusted EBITDA for that quarter and the applicable property-level Adjusted EBITDA target for the quarter, which targets are based on annual property-level Adjusted EBITDA targets of $46.0 million for 2010 and $51.7 million for 2011. See “Our Property Manager and the Management Agreements—Management Agreements.”

•

Growth-Oriented Capital Structure. After consummation of the Formation Transactions and the completion of this offering, we expect to have a conservative leverage structure that will allow us to be opportunistic in taking advantage of growth opportunities. We intend to operate with a ratio of net debt to EBITDA in a target range of 4.0 to 5.0x. Concurrently with the closing of this offering, we anticipate entering into a $             million secured revolving credit facility. If the proceeds of this offering are less than $             million, we will need to borrow under our secured credit facility in order to pay the difference between the purchase price for the initial 14 hotel properties and the proceeds of this offering, which may cause our initial net debt to EBITDA ratio to be above our target range immediately following the completion of this offering. Of our $174.5 million debt anticipated to be outstanding as of the closing of this offering, none matures prior to 2015, and all of the debt has a fixed rate, with a weighted average interest rate of approximately 6.16%; each of these loans are non-recourse indebtedness secured by a single property.

•

Given the strong cash flow characteristics of our initial portfolio, we expect to pay a dividend with an initial yield of     % based on the mid-point of the price range set forth on the cover page of this prospectus.

Our Business and Growth Strategies

Our objective is to provide attractive risk-adjusted returns and to generate strong quarterly earnings and long-term value appreciation by implementing the following business strategies and acquisition criteria:

•

Growth from Strengthening Lodging Fundamentals. We believe that our initial portfolio will experience significant revenue growth as lodging fundamentals continue to strengthen. In addition, we believe that the significant recent capital investments in our properties, together with our properties’ competitive advantages in their respective markets, will result in our properties outperforming their competitors during this recovery period.

•

Aggressive Asset Management. Our operating strategy is to engage in active asset management, which includes developing hotel-specific business plans to improve operating results and prudently using capital for capital expenditures that we believe will better position our hotels and generate attractive returns on investment. We expect to work proactively with our property managers to continue to drive operational performance by identifying and implementing strategies to optimize asset profitability. Although we will not manage our hotels, our asset management and executive management teams expect to work closely with our property managers on key aspects of operations including revenue management, budgeting, cost structure, market positioning, capital improvements and overall business strategy.

•

Focus on Strong Revenue Growth Opportunities. We believe that by working with our property managers to implement sophisticated revenue management techniques, we have the opportunity to enhance revenue performance for our 14 initial hotel properties. Among other techniques, we intend to increase the use of search engine optimization, including the purchase of key words for Internet searches, and to increase our use of Internet-based reservation services to supplement our franchisors’ national reservation networks. We also intend to assess opportunities for increasing ancillary revenue at our hotels, for example, through parking fees, antenna leases or leasing space to select food and beverage retailers (such as coffee and beverage retailers with nationally-recognized brands).

•

Focus on Increasing Occupancy Rates. Certain of the hotel properties in our initial portfolio have lower occupancy rates, which we believe provides opportunities for improvement through, among other measures, selectively enhancing group sales teams at certain of our properties. While the lower average occupancy rates at these hotel properties are a reflection of the generally weakened lodging industry fundamentals over the last two years, we believe that a recovery in the general economy will provide us with the opportunity to increase those occupancy rates to levels more in line with other properties in our initial portfolio.

•

Opportunistic Acquisition Strategy. We intend to grow through acquisitions of existing hotels using a disciplined and targeted approach while maintaining a prudent leverage structure. We intend to target hotel properties that meet specific acquisition criteria which include, but are not limited to, the following:

•	Full service and premium-branded select service hotel properties, with a selective focus on boutique or luxury business hotels;

•

Urban environments in primary or secondary markets that are expected to outperform the U.S. average in terms of growth in lodging demand. In secondary markets, our strategy is to target business hotel properties that are operated under leading national brands;

•

Proximity to multiple demand generators, including large state universities, state capitals and other government facilities, corporate headquarters and office parks, as well as infrastructure such as airports, convention centers and military bases;

•	Hotels in markets exhibiting high barriers to entry;

•	Hotels that can be acquired at a significant discount to replacement cost; and

•	Underperforming hotels that provide an opportunity to add value through operating efficiencies, repositioning, renovating or rebranding.

In addition, we intend to selectively acquire loans secured by hotel properties or entities that own hotel properties to the extent that such investments are consistent with our status as a REIT and provide us with a clear path to acquiring the underlying real estate or are anticipated to generate an attractive yield to expected maturity. We believe that the current and near-term market conditions for debt financing will provide opportunities to acquire loans that will provide strong risk-adjusted returns.

Lodging Industry

Following a global economic recession, the U.S. economy is showing signs of stabilization, and lodging industry experts are projecting a strong recovery in fundamentals over the next several years.

Lodging Fundamentals

Beginning in August 2008, the U.S. lodging industry experienced 19 consecutive months of RevPAR declines, driven by a combination of deterioration in room night demand and increasing supply. According to Smith Travel Research, hotel room night demand decreased 2.1% and 5.9% in 2008 and 2009, respectively, marking the greatest decline in the past 22 years. Conversely, room supply growth of 2.5% and 3.1% in 2008 and 2009, respectively, exceeded the historical average of 2.2%, as construction initiated prior to the economic downturn was completed. For the year ended December 31, 2009, average annual hotel occupancy in the United States was 54.7%, representing the lowest annual level in the last 22 years and well below the industry average of 62.2% for that period. Deteriorating fundamentals from a demand standpoint and increasing supply led to a combined 18.4% decline in RevPAR over 2008 and 2009.

Although the lodging industry historically has lagged the broader economic recoveries, fundamentals are beginning to improve. In March 2010, U.S. employment and consumer confidence statistics continued to show improvement after reaching lows in early 2009. Furthermore, in March 2010 the U.S. lodging industry experienced its first month of positive year-over-year RevPAR growth in almost two years with a 3.8% increase.

We believe that until lodging industry fundamentals and credit terms return to more attractive levels, proposed new hotel development will not generate the returns necessary to justify the construction of new hotels. With minimal new supply, we expect strong growth in RevPAR as the U.S. economy continues to strengthen. PKF Hospitality Research currently projects RevPAR growth of 5.8% in 2011, 10.5% in 2012, 8.4% in 2013 and 5.0% in 2014.

As demonstrated in the following chart, the U.S. lodging industry has historically experienced above average growth in years following economic downturns. Furthermore, the upper upscale segment, which defines the majority of hotels in our initial portfolio, typically outperforms the overall U.S lodging industry during years of positive RevPAR growth. After emerging from the 1990-1991 recession, hotel properties in the upper-upscale segment averaged 7.1% RevPAR growth over the subsequent four-year period while the overall U.S. lodging industry averaged 5.2% RevPAR growth for the same period. Following the economic downturn from 2001 to 2002, RevPAR growth for the upper-upscale hotel segment and the total U.S. lodging industry averaged over 7.5% during the subsequent four-year period, exceeding the historical industry average of 2.3%. We believe that, as the economy continues to emerge from the current recession, a portfolio of well-capitalized upper-upscale properties should achieve significant growth relative to the U.S. lodging industry as a whole.

Demand Overview

Room night demand in the U.S. lodging industry is directly correlated to macroeconomic trends. Key drivers of demand include growth in gross domestic product, or GDP, corporate profits, capital investments, and employment. Following periods of recession, recovery in room night demand for lodging historically has lagged improvements in the overall economy.

According to the International Monetary Fund, U.S. GDP increased 0.4% in 2008 and decreased 2.5% in 2009 during which period room night demand declined 2.1% and 5.9% respectively, as measured by Smith Travel Research, Inc. The International Monetary Fund is forecasting GDP growth of 3.1% and 2.6% in 2010 and 2011 respectively, and PKF Hospitality Research expects that room night demand will grow at similar rates over those years as the U.S. economy improves. The following chart illustrates the correlation between U.S. GDP and demand for hotel rooms.

With expected growth in room night demand and limited new supply, occupancy is projected to increase from industry lows experienced in 2009.

Supply Overview

New hotel development only becomes financially justifiable when national occupancy levels begin to exceed the long-term historical average. As a result, growth in lodging supply typically lags growth in room night demand. Key drivers of lodging supply include the availability and cost of capital, construction costs, local real estate market conditions and availability and pricing of existing properties. Given the decline in room night demand and inefficiencies in the financing market, new hotel construction is expected to remain below historical averages through 2014 according to PKF Hospitality Research. The following chart outlines the relationship between supply and demand of U.S. hotel rooms over the last 22 years.

As a result of the financial distress, lack of financing, severe recession and declining operating fundamentals through 2008 and 2009, many planned hotel developments have been abandoned, and the number of rooms under construction and in planning has declined. Accordingly, PKF Hospitality Research has projected room supply to decrease 0.1% in 2011, remain flat in 2012 and increase 0.7% and 1.5% in 2013 and 2014 respectively. The projected 0.5% average annual growth in supply from 2010 to 2014 is significantly below the 2.2% annual average from 1988 to 2009. We believe this below-average projected supply growth is due to scarcity of financing for hotel properties and operating fundamentals that do not generate adequate returns relative to the cost of new hotel construction. The lodging industry is influenced significantly by the cyclical relationship between the supply of and demand for hotels and, as a result, we believe that minimal new room supply growth will create an environment favorable for sustainable increases in hotel occupancy, ADR and RevPAR. The following chart shows annual historical and projected change in RevPAR, room demand and room supply:

Attractive Transaction Landscape

The significant decline in lodging fundamentals and subsequent erosion of cash flows has created a difficult environment for undercapitalized hotel owners. Hotel-related commercial mortgage-backed securities, or CMBS, delinquency rates have steadily increased since November 2008 as several hotel owners have been unable to fund debt service payments. As of March 31, 2010, approximately 11.8% of all hotel-related CMBS was delinquent compared to just 0.9% delinquent as of November 2008. The following chart shows hotel delinquency rates and amounts from November 2008 to March 2010.

Without sufficient cash flow after debt service, many hotel owners may be unable to fund the capital improvements required to maintain a property’s competitive standard. Additionally, hotel owners could face legacy financing issues with approximately $21.3 billion of hotel-related CMBS maturing over the next three years. The following chart shows future maturities of hotel-related CMBS.

We believe that in the current recessionary environment, traditional lending sources, such as banks, insurance companies and pension funds, have adopted more conservative lending policies and have materially reduced lending exposure to hotels. We also believe that the significant number of hotel properties experiencing substantial declines in operating cash flow, coupled with the challenged credit markets, near-term debt maturities and, in some instances, covenant defaults relating to outstanding indebtedness, will present attractive investment opportunities in the lodging industry. Accordingly, we believe that our conservative balance sheet and the capacity on our anticipated secured credit facility will allow us to take advantage of opportunities to acquire hotel properties at prices significantly below replacement cost, with substantial appreciation potential as the U.S. economy recovers from the current recession.

Our Initial Portfolio

The following table sets forth certain operating information for each of the 14 hotels comprising our initial portfolio. The data presented is for the year ended December 31, 2009, where applicable.

Property	City	State	Year Acquired or Constructed by Predecessors (2)	Year of Most Recent Renovation	Number of Rooms as of December 31, 2009	Occupancy (3)	ADR(4)	RevPAR (5)	Total Revenue (in thousands)	Service Category	Property Type	Chain Scale
West:
Marriott Anchorage Downtown	Anchorage	Alaska	2000	N/A	392	65.68%	$135.55	$89.03	$16,576	Full Service	Urban	Upper- Upscale
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica (1)	Santa Monica	California	2000	N/A	175	70.25%	254.21	178.58	16,569	Full Service	Urban	Upper- Upscale
Marriott Albuquerque (1)	Albuquerque	New Mexico	2005	2007	411	55.74%	104.03	57.99	12,701	Full Service	Suburban	Upper- Upscale
Courtyard El Paso Airport	El Paso	Texas	2002	2008	90	71.62%	114.86	82.27	2,849	Limited Service	Airport	Upscale
Marriott El Paso (1)	El Paso	Texas	1999	2008	296	72.75%	114.17	83.06	11,481	Full Service	Airport	Upper- Upscale

West Subtotal/Weighted Average					1,364	65.20%	$137.16	$89.42	$60,176

Northeast:
Marriott East Lansing at University Place(1)	East Lansing	Michigan	1994	2008	180	59.19%	$129.03	$76.38	$7,508	Full Service	Urban	Upper- Upscale
Doubletree Rochester	Rochester	New York	1985	2005	250	58.84%	115.03	67.69	8,637	Full Service	Suburban	Upper- Upscale
Courtyard Harrisburg Hershey	Harrisburg	Pennsylvania	2005	N/A	128	62.19%	130.81	81.35	4,270	Limited Service	Suburban	Upscale
Renaissance Philadelphia Airport Hotel	Philadelphia	Pennsylvania	1991	2007	349	74.47%	105.91	78.87	14,805	Full Service	Airport	Upper- Upscale

Northeast Subtotal/Weighted Average					907	65.40%	$115.67	$75.64	$35,220

South:
Doubletree Birmingham (1)	Birmingham	Alabama	1985	2006	298	44.67%	$111.08	$49.62	$7,100	Full Service	Urban	Upper- Upscale
Marriott Tampa Westshore (1)	Tampa	Florida	2005	2006	310	55.19%	133.44	73.64	11,877	Full Service	Airport	Upper- Upscale
Marriott Jackson	Jackson	Mississippi	2004	2004	303	54.92%	99.43	54.61	10,620	Full Service	Urban	Upper- Upscale
Marriott Greensboro Downtown	Greensboro	North Carolina	2000	2008	280	44.94%	113.59	51.04	7,606	Full Service	Urban	Upper- Upscale
Marriott Knoxville	Knoxville	Tennessee	2002	2003	378	42.25%	109.70	46.34	10,000	Full Service	Urban	Upper- Upscale

South Subtotal/Weighted Average					1,569	48.19%	$113.70	$54.79	$47,203

Total/Weighted Average					3,840	58.29%	$123.54	$72.02	$142,599

(1)	These properties are subject to ground leases. See “Our Principal Agreements—Our Ground Lease Agreements.”

(2)	Represents the year in which Columbia Sussex Corporation or affiliates who are selling the properties to us either completed the construction of, or acquired, the property, as applicable.

(3)	Occupancy represents the percentage of available rooms that were sold during a specified period of time and is calculated by dividing the number of rooms sold by the total number of rooms available, expressed as a percentage.

(4)	Average daily rate, or ADR, represents the average rate paid for rooms sold, calculated by dividing room revenue (i.e., excluding food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services) by rooms sold.

(5)	Revenue per available room, or RevPAR, is the product of ADR and average daily occupancy. RevPAR does not include food and beverage revenues or other hotel operations revenues such as telephone, parking and other guest services.

The following table is a summary of the capital expenditures of the Clearview Properties for years 2005 through 2009:

		Capital Expenditures							5 Year Total
Property	Rooms	2009	2008		2007	2006	2005		Capital Expenditures	Cost Per Room
		(in thousands)
West:
Marriott Anchorage Downtown	392	$34	$270		$183	$9	$172		$668	$2
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica	175	32	369		603	127	157		1,288	7
Marriott Albuquerque	411	40	208		4,802	5,898	235		11,183	27
Courtyard El Paso Airport	90	287	203		31	22	42		585	7
Marriott El Paso	296	126	3,899		200	184	213		4,622	16

Northeast:
Marriott East Lansing at University Place	180	40	1,804		107	52	162		2,165	12
Doubletree Rochester	250	36	107		330	2,070	8,799		11,342	45
Courtyard Harrisburg Hershey	128	—	10		—	10	—	(2)	20	0
Renaissance Philadelphia Airport Hotel	349	986	2,870		978	595	1,288		6,717	19

South:
Doubletree Birmingham	298	10	(521	)(1)	381	8,052	—		7,922	27
Marriott Tampa Westshore	310	214	269		762	8,496	839		10,580	34
Marriott Jackson	303	15	163		48	—	—		226	1
Marriott Greensboro Downtown	280	1,943	1,519		49	73	212		3,796	14
Marriott Knoxville	378	313	706		246	378	2,134		3,777	10

Total	3,840	$4,076	$11,876		$8,720	$25,966	$14,253		$64,891	$17

(1)	Relates to a refund from disputed charges incurred in 2006.

(2)	Hotel constructed in 2005.

Marriott Anchorage Downtown

The Property: The Marriott Anchorage Downtown is located at 820 West Seventh Ave., Anchorage, Alaska. We own a fee simple interest in the hotel. The hotel, which was completed in 2000, includes 392 guestrooms. The hotel has not undergone a major renovation since its opening in March 2000. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by cruise lines in the summer months, group business meetings within the hotel and associated with functions at the Dena’Ina Civic and Convention Center, business travelers related to the oil and natural gas industry, government business associated with military bases in the region and the housing of air cargo crews (such as UPS and Atlas) year round. Competitor hotels include the Sheraton Hotel, Hilton Anchorage, Millennium Anchorage, Courtyard Anchorage Airport and Hilton Garden Inn. In 2009, the Marriott Anchorage Downtown ranked first in terms of total ADR and RevPAR when compared to its competitor hotels.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 9 meeting rooms; approximately 14,000 square feet of total meeting space.	• One restaurant, with 96 seats; and • One lobby bar, with 22 seats.

Parking:	Other Amenities:

• 45 parking spaces.	• Indoor pool; and
• Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$12,059	$13,621	$14,218	$14,918	$12,738
ADR	$120.43	$125.59	$137.44	$145.19	$135.55
Occupancy %	69.98%	75.80%	72.31%	71.61%	65.68%
RevPAR	$84.28	$95.20	$99.37	$103.98	$89.03

JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica

The Property: JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica is located at 1740 Ocean Avenue, Santa Monica, California. We have a leasehold interest in the hotel, which is subject to a ground lease that extends into 2086. The hotel, which was completed in 2000, includes 175 guestrooms. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. The hotel has not undergone a major renovation since completion of its construction in 2000. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by its proximity to the Santa Monica Pier, Venice Beach and the Getty Museum for leisure demand and its proximity to the RAND Center, Santa Monica and other business located in the West Side of Los Angeles, including, Hollywood studios for business and group demand. Competitor hotels include Loews Santa Monica Hotel, Shutters on the Beach, Casa del Mar, Fairmont Miramar Hotel & Bungalows and the Ritz Carlton Santa Monica.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 5 meeting rooms; approximately 14,000 square feet of total meeting space.	• One restaurant, with 133 seats; and • One lounge, with 59 seats.

Parking:	Other Amenities:

• 197 parking spaces.	• Spa and sauna;
• Outdoor pool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$12,649	$13,955	$15,207	$15,339	$11,407
ADR	$251.61	$270.72	$289.86	$298.85	$254.21
Occupancy %	78.70%	80.70%	82.13%	80.14%	70.25%
RevPAR	$198.02	$218.47	$238.07	$239.49	$178.58

Marriott Albuquerque

The Property: The Marriott Albuquerque is located at 2101 Louisiana Boulevard NE, Albuquerque, New Mexico. We own a subleasehold interest in the hotel which is subject to a ground sublease that extends through 2062 (assuming that we exercise all available options to extend the term of the ground lease). The landlord under such ground sublease owns a leasehold interest in the hotel which is subject to a ground lease that extends through 2062. The hotel, which was completed in 1982, includes 411 guestrooms. The hotel was most recently renovated during 2007 when over $10 million was spent completely upgrading guestrooms, including case goods and improvements to most public areas. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by local businesses such as Kirtland Air Force Base, Lockheed Martin, and Sandia National Labs as well as the University of New Mexico (with over 25,000 students), the state fairgrounds and the International Hot Air Balloon Festival, the world’s largest. Competitor hotels include the Hyatt Regency, Doubletree, Sheraton Uptown, Albuquerque Marriott Pyramid North, Embassy Suites and Hotel Albuquerque.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 20 meeting rooms; approximately 17,000 square feet of total meeting space.	• One restaurant, with 118 seats; and • One lounge, with 42 seats.

Parking:	Other Amenities:

• 471 parking spaces.	• Indoor/outdoor pool; • Sauna; • Whirlpool; and • Fitness room.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$9,098	$8,950	$10,574	$10,791	$8,699
ADR	$92.56	$97.82	$113.21	$113.73	$104.03
Occupancy %	66.43%	60.99%	62.26%	63.08%	55.74%
RevPAR	$61.49	$59.66	$70.49	$71.74	$57.99

Courtyard El Paso Airport

The Property: The Courtyard El Paso Airport by Marriott is located at 6610 International Drive, El Paso, Texas. We own a fee simple interest in the hotel. The hotel, which was completed in 2002, includes 90 guestrooms. The hotel was renovated during 2008, when guest room carpet, wall coverings and window treatments were upgraded. Additionally, the lobby of the hotel is currently under renovation, which is expected to cost approximately $0.5 million. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by proximity to the El Paso International Airport (the hotel is located just 1 1/2 miles from the airport) and close to local medical facilities, Fort Bliss and other Department of Defense facilities in the area, the University of Texas—El Paso (with over 20,000 students) and Juarez, Mexico. Competitor hotels include Holiday Inn, Chase Suites, Embassy Suites, Radisson Hotels, Hampton Inn, Hyatt Place and Residence Inn El Paso.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 1 meeting room; approximately 480 square feet of total meeting space.	• One café, with 34 seats.
Parking: • 150 parking spaces.	Other Amenities: • Outdoor pool; • Whirlpool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$2,744	$3,138	$3,180	$3,056	$2,703
ADR	$107.69	$116.98	$119.70	$122.80	$114.86
Occupancy %	77.55%	81.65%	80.88%	75.55%	71.62%
RevPAR	$83.52	$95.52	$96.81	$92.78	$82.27

Marriott El Paso

The Property: The Marriott El Paso is located at 1600 Airway Boulevard, El Paso, Texas. We have a subleasehold interest in the hotel which is subject to a ground sublease that extends into 2041 (assuming we exercise all available options to extend the term of the ground lease). The landlord under such ground sublease owns a leasehold interest in the hotel, which is subject to a ground lease that extends into 2041. The hotel, which was completed in 1982, includes 296 guestrooms. The hotel was most recently renovated during 2008 when almost $4 million was spent on a complete room renovation and upgrades to public area including case goods, carpet and a new fitness center. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: The Marriott El Paso is located a quarter mile from the El Paso International Airport in El Paso, Texas and just minutes from the downtown business district and Juarez, Mexico. Demand for the hotel is generated primarily by manufacturing plants in Juarez, Mexico, proximity to the airport, the University of Texas—El Paso (with over 20,000 students), Fort Bliss and other Department of Defense facilities in the area. Competitor hotels include Holiday Inn El Paso Airport, Camino Real El Paso, Embassy Suites El Paso, Wyndham El Paso Airport, Radisson Hotel El Paso Airport and Doubletree El Paso Downtown City Center. According to Smith Travel Research, the hotel currently outperforms, and historically has outperformed the hotels in its competitive set.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 11 meeting rooms; approximately 13,500 square feet of total meeting space	• Two restaurants, with 176 seats.
Parking:	Other Amenities:
• 408 parking spaces.	• Outdoor pool; • Jacuzzi rooms; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$8,903	$10,154	$10,037	$9,254	$8,974
ADR	$110.47	$117.89	$123.02	$127.53	$114.17
Occupancy %	74.60%	79.73%	75.52%	66.98%	72.75%
RevPAR	$82.41	$93.99	$92.90	$85.42	$83.06

Marriott East Lansing at University Place

The Property: The Marriott East Lansing at University Place is located at University Place, 300 M.A.C. Avenue, East Lansing, Michigan. We have a condominium interest in the hotel, which is a condominium association of which the entity that owns the Marriott East Lansing at University Place is a member. The condominium is subject to a ground lease held by the condominium association. The ground lease currently has an annual rent of $10 and extends into 2066 (assuming the exercise of all available options to extend the term of the ground lease). The hotel, which was completed in 1988, includes 180 guestrooms. The hotel was most recently renovated during 2008 when approximately $2 million was spent to re-carpet both guest rooms and public areas, refurbish walls in guest rooms and replace case goods in public areas. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by the Michigan State University (the 8th largest university in the U.S., with over 45,000 students) and state government groups and associations conducting business in the Michigan state capital. Marriott East Lansing at University Place’s primary competitor for the university’s business is the MSU Kellogg Center Hotel.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 12 meeting rooms; approximately 12,000 square feet of total meeting space.	• One restaurant, with 140 seats.
Parking:	Other Amenities:
• 245 parking spaces.	• Glass-enclosed atrium; • Indoor pool; • Sauna; • Whirlpool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$4,886	$5,295	$5,729	$5,341	$5,018
ADR	$119.89	$125.47	$135.29	$139.58	$129.03
Occupancy %	62.03%	64.24%	64.45%	58.09%	59.19%
RevPAR	$74.36	$80.60	$87.20	$81.08	$76.38

Doubletree Rochester

The Property: The Doubletree Rochester is located at 1111 Jefferson Road in Henrietta, New York. We own a fee simple interest in the hotel. The hotel, which was completed in 1985, includes 250 guestrooms. The hotel was most recently renovated during 2005 when over $10 million was spent in connection with the hotel’s re-branding from a Holiday Inn to a Doubletree. The renovation included a complete re-design of public areas and guest rooms to meet Doubletree brand standards. Other than property improvements that we expect Hilton will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by local businesses such as Xerox, ADP, Wegmans, General Electric, Excellus, Getinge USA, Verizon and Unisys, proximity to the local airport, and local universities and hospitals. Competitor hotels include Rochester Airport Marriott, Courtyard Rochester Brighton, Holiday Inn & Suites and the Radisson Airport Hotel.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 12 meeting rooms; approximately 15,000 square feet of total meeting space.	• One restaurant, with 164 seats; and • One lounge with 53 seats.

Parking:	Other Amenities:

• 475 parking spaces.	• Indoor pool;
• Whirlpool;
• Fitness center;
• Gift shop; and
• Business center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$3,479	$5,210	$6,919	$7,203	$6,176
ADR	$94.27	$112.43	$113.22	$120.13	$115.03
Occupancy %	40.45%	50.78%	66.97%	65.53%	58.84%
RevPAR	$38.13	$57.09	$75.83	$78.72	$67.69

Courtyard Harrisburg Hershey

The Property: The Courtyard Harrisburg Hershey is located at 725 Eisenhower Boulevard in Harrisburg, Pennsylvania. We own a fee simple interest in the hotel. The hotel, which was completed in 2005, includes 128 guestrooms. The hotel has not undergone renovation since construction was completed in 2005. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by the state government and firms conducting business in the Pennsylvania state capital and local businesses such as Verizon, Deloitte, Pepsico, Unilever, Rite Aid, SAP and Tyco Electronics as well as leisure business generated by Hershey Park, which is located approximately 8 miles from the hotel. Competitor hotels include Springhill Suites Harrisburg Hershey, Sheraton Harrisburg Hershey, Wyndham Garden Harrisburg Hershey, Holiday Inn Harrisburg East, Fairfield Inn Harrisburg Hershey and Hilton Garden Inn Harrisburg East.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 4 meeting rooms; approximately 2,100 square feet of total meeting space.	• One restaurant, with 46 seats; and • One lounge, with 24 seats.

Parking:	Other Amenities:

• 132 parking spaces.	• Pool; and
• Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$2,575	$4,514	$4,850	$4,688	$3,801
ADR	$118.71	$132.82	$142.83	$141.36	$130.81
Occupancy %	74.33%	72.74%	72.68%	70.78%	62.19%
RevPAR	$88.23	$96.61	$103.81	$100.06	$81.35

Renaissance Philadelphia Airport Hotel

The Property: The Renaissance Philadelphia Airport Hotel is located at 500 Stevens Drive, Philadelphia, Pennsylvania. We own a fee simple interest in the hotel. The hotel, which was completed in 1991, includes 349 guestrooms. The hotel was most recently renovated during 2007 and 2008 when approximately $4 million was spent upgrading guestroom carpet, wall coverings and window treatments, and making improvements to the restaurant. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by our proximity to the Philadelphia International Airport, which helps it attract airline crew contracts and local businesses such as Keystone Mercy Healthcare, Boeing, Kimberly Clark, Catholic Health East and UPS as well as to the Civic Center and Citizen’s Bank Park and Lincoln Financial Field as well as several local universities. Competitor hotels include the Philadelphia Airport Marriott, Hilton, Sheraton Suites, Courtyard Philadelphia Airport, Embassy Suites and aloft.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 15 meeting rooms; approximately 12,000 square feet of total meeting space.	• One restaurant, with 104 seats; and • One lounge, with 50 seats.

Parking:	Other Amenities:

• 362 parking spaces.	• Glass-enclosed atrium;
• Indoor pool;
• Whirlpool; and
• Fitness room.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$9,928	$10,991	$11,977	$11,911	$10,046
ADR	$101.08	$107.22	$115.64	$119.67	$105.91
Occupancy %	77.10%	80.48%	81.30%	77.92%	74.47%
RevPAR	$77.94	$86.28	$94.02	$93.25	$78.87

Doubletree Birmingham

The Property: The Doubletree Birmingham is located at 808 S. 20th Street, Birmingham, Alabama. We hold a leasehold interest in the hotel, which is subject to a ground lease that extends into 2033. The hotel, which was completed in 1972, includes 298 guestrooms. The hotel was most recently renovated during 2006 when $8 million was spent in connection with the re-branding of the property from a Radisson to a Doubletree. The renovation included a complete re-design of public areas and guest rooms to meet Doubletree brand standards. Other than property improvements that we expect Hilton will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by its proximity to the medical facilities and the university campus of the University of Alabama Birmingham Medical Center. The hotel also generates demand because of its proximity to the Birmingham Jefferson Convention Complex and from local businesses, including BBVA Compass, IBM, Southern Company and Siemens. Competitor hotels include Hampton Inn Tutwiler, Medical Center Inn, Courtyard Birmingham Downtown at UAB, Holiday Inn Airport and Clarion Hotel Birmingham.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 8 meeting rooms; approximately 15,000 square feet of total meeting space.	• One restaurant, with 110 seats; and • One lounge, with 26 seats.

Parking:	Other Amenities:

• 305 parking spaces.	• Patio pool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$4,380	$4,557	$7,478	$7,004	$5,397
ADR	$76.19	$85.18	$107.70	$119.72	$111.08
Occupancy %	52.85%	49.19%	63.84%	53.64%	44.67%
RevPAR	$40.27	$41.90	$68.75	$64.21	$49.62

Marriott Tampa Westshore

The Property: The Marriott Tampa Westshore is located at 1001 N. Westshore Boulevard, Tampa, Florida. We own a subleasehold interest in the hotel, which is subject to a ground sublease that extends through 2057 (assuming we exercise all available options to extend the term of the ground lease). The landlord under such ground sublease owns a leasehold interest in the hotel that is subject to a ground lease that extends through 2057. The hotel, which was completed in 1981, includes 310 guestrooms. The hotel was most recently renovated during 2006 when over $9 million was spent on guest rooms, including bathroom upgrades, new case goods and window treatments, and improvements to public areas. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by the hotel’s proximity to the Tampa International Airport and local companies including Sage Software, JP Morgan and Wells Fargo, as well as leisure demand generated by proximity to Raymond James Stadium and government demand generated by proximity to MacDill Air Force Base. Competitor hotels include the Renaissance Tampa International Plaza Hotel, Tampa Airport Marriott, Hilton Westshore, Sheraton Suites, Quorum Westshore, Doubletree Westshore and Embassy Suites.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 20 meeting rooms; approximately 13,000 square feet of total meeting space.	• One restaurant, with 107 seats. • Starbucks Coffee Bar

Parking:	Other Amenities:

• 387 parking space.	• Indoor/Outdoor pool;
• Whirlpool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$9,975	$9,914	$11,103	$10,280	$8,332
ADR	$132.63	$146.57	$152.06	$150.70	$133.44
Occupancy %	67.39%	59.78%	64.53%	60.12%	55.19%
RevPAR	$89.38	$87.62	$98.12	$90.60	$73.64

Marriott Jackson

The Property: The Marriott Jackson is located at 200 East Amite Street, Jackson, Mississippi. We own a fee simple interest in the hotel. The hotel, which was completed in 1975, includes 303 guestrooms. The hotel was most recently renovated during 2004 when over $10 million was spent in connection with the hotel’s re-branding from Crowne Plaza to Marriott. This included complete renovation of guestrooms and public areas to meet Marriott brand standards. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by the state government and associations conducting business in the Mississippi state capital, Jackson State University and local businesses such as AT&T and Trustmark Bank. Competitor hotels include Hilton Hotel, Holiday Inn Express, Courtyard Jackson, Hampton Inn and Hilton Garden Inn.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 20 meeting rooms; approximately 25,000 square feet of total meeting space.	• One restaurant, with 160 seats; and • One lounge, with 47 seats.

Parking:	Other Amenities:

• 550 parking spaces.	• Outdoor pool; and
• Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$7,020	$7,065	$6,946	$6,850	$6,040
ADR	$104.75	$102.61	$107.22	$110.41	$99.43
Occupancy %	60.24%	62.26%	58.58%	55.94%	54.92%
RevPAR	$63.10	$63.88	$62.80	$61.77	$54.61

Marriott Greensboro Downtown

The Property: The Marriott Greensboro Downtown is located at 304 North Greene Street, Greensboro, North Carolina. We own a fee simple interest in the hotel. The hotel, which was completed in 1984, includes 280 guestrooms. The hotel was most recently renovated during 2008 and 2009 when over $2.5 million was spent to upgrade guestroom baths, new case goods and carpet and public area improvements. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: Demand for the hotel is generated primarily by its location in downtown Greensboro, including from local businesses such as Vanity Fair, United Health, Avery Dennison, Wells Fargo, International Textiles and Lincoln Financial (Jefferson Pilot), and demand from Federal offices in downtown area that are attracted to the property because it is the only full service hotel in downtown Greensboro. Competitor hotels include Greensboro—High Point Marriott Airport, Embassy Suites, O’Henry Hotel and Clarion Hotel.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 14 meeting rooms; approximately 24,000 square feet of total meeting space.	• One restaurant, with 108 seats; and • One lounge, with 19 seats.

Parking:	Other Amenities:

• 740 parking spaces	• Gift shop; • Indoor pool;
• Whirlpool; and • Fitness center.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$6,570	$7,742	$7,362	$6,500	$5,216
ADR	$100.66	$112.43	$115.57	$117.01	$113.59
Occupancy %	63.87%	67.38%	62.33%	54.20%	44.94%
RevPAR	$64.29	$75.76	$72.03	$63.43	$51.04

Marriott Knoxville

The Property: The Marriott Knoxville is located at 500 Hill Ave., Knoxville, Tennessee. We own a fee simple interest in the hotel. The hotel, which was acquired in 2002, includes 378 guestrooms. The hotel was most recently renovated during 2003. Other than property improvements that we expect Marriott will require in connection with the change of control of this hotel property, we have no present plans for any other capital improvements. In the opinion of our management, this property is adequately covered by insurance.

Demand Generators and Competition: The Marriott Knoxville is located next to the Women’s Basketball Hall of Fame, connected by a covered walkway to the Knoxville Civic Auditorium and Coliseum, within one mile of the University of Tennessee and within walking distance of Knoxville’s business community. Demand for the hotel is generated primarily by travel related to the University of Tennessee (with over 27,000 students) and the Tennessee Valley Authority and local businesses, including Mercy Health Partners, IBM, Toyota and ALCOA. Competitor hotels include Knoxville Hilton, Holiday Inn World’s Fair, Crowne Plaza and Holiday Inn-Papermill.

Additional property highlights include:

Meeting Space:	Food and Beverage:

• 20 meeting rooms; approximately 20,875 square feet of total meeting space.	• One restaurant, with 150 seats; • One lounge, with 100 seats.

Parking:	Other Amenities:

• 372 parking spaces.	• Outdoor pool;
• Business center; and
• Fitness room.

Operating and Occupancy Information

	Year ended December 31,
	2005	2006	2007	2008	2009
Room Revenue (in thousands)	$7,560	$8,370	$8,544	$7,546	$6,394
ADR	$99.28	$104.52	$112.76	$115.85	$109.70
Occupancy %	55.19%	58.04%	54.92%	47.08%	42.25%
RevPAR	$54.80	$60.66	$61.93	$54.54	$46.34

Our Financing Strategy

We expect to maintain a conservative capital structure. Over time, we intend to finance our long-term growth with common and preferred equity issuances and debt financing having staggered maturities. Our debt may include mortgage debt secured by our hotel properties and unsecured debt.

Concurrently with the closing of this offering, we anticipate entering into a $              million revolving credit facility to fund future acquisitions, as well as for property redevelopments, return on investment initiatives and working capital requirements.

When purchasing hotel properties, we may issue limited partnership interests in our operating partnership as full or partial consideration to sellers who may desire to take advantage of tax deferral on the sale of a hotel or participate in the potential appreciation in value of our common stock.

Regulation

General

Our properties are subject to various covenants, laws, ordinances and regulations, including regulations relating to common areas and fire and safety requirements. We believe that each of the initial properties has the necessary permits and approvals to operate its business.

Americans With Disabilities Act

Our properties must comply with Title III of the ADA to the extent that such properties are “public accommodations” as defined by the ADA. Under the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. The ADA may require removal of structural barriers to access by persons with disabilities in certain public areas of our properties where such removal is readily achievable. Although we believe that the properties in our portfolio in the aggregate substantially comply with present requirements of the ADA, we have not conducted a comprehensive audit or investigation of all of our properties to determine our compliance, and we are aware that some particular properties may currently be in non-compliance with the ADA. Noncompliance with the ADA could result in the incurrence of additional costs to attain compliance. The obligation to make readily achievable accommodations is an ongoing one, and we will continue to assess our properties and to make alterations as appropriate in this respect.

Environmental Matters

Our hotels are subject to various U.S. federal, state and local environmental laws that impose liability for contamination. Under these laws, governmental entities have the authority to require us, as the current owner of property, to perform or pay for the clean up of contamination (including hazardous substances, waste, or petroleum products) at, on, under or emanating from the property and to pay for natural resource damages arising from such contamination. Such laws often impose liability without regard to whether the owner or operator or other responsible party knew of, or caused such contamination, and the liability may be joint and several. Because these laws also impose liability on persons who owned a property at the time it became contaminated, it is possible we could incur cleanup costs or other environmental liabilities even after we sell properties. Contamination at, on, under or emanating from our properties also may expose us to liability to private parties for costs of remediation and/or personal injury or property damage. In addition, environmental laws may create liens on contaminated sites in favor of the government for damages and costs it incurs to address such contamination. If contamination is discovered on our properties, environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require substantial expenditures. Moreover, environmental contamination can affect the value of a property and, therefore, an owner’s ability to borrow funds using the property as collateral or to sell the property on favorable terms or at all. Furthermore, persons who sent waste to a waste disposal facility, such as a landfill or an incinerator, may be liable for costs associated with cleanup of that facility.

Some of our properties may have contained historic uses which involved the use and/or storage of hazardous chemicals and petroleum products (e.g., storage tanks, gas stations, dry cleaning operations) which, if released, could have impacted our properties. In addition, some of our properties may be near or adjacent to other properties that have contained or currently contain storage tanks containing petroleum products or conducted or currently conduct operations which utilize other hazardous or toxic substances. Releases from these adjacent or surrounding properties could impact our properties.

Independent environmental consultants have conducted Phase I environmental site assessments on all of the properties in our initial portfolio and we intend to conduct Phase I environmental site assessments on properties we acquire in the future. Each of the site assessments on properties in our existing portfolio have been either completed or updated since 2003. Phase I site assessments are intended to discover and evaluate information regarding the environmental condition of the surveyed property and surrounding properties. These assessments do not generally include soil samplings, subsurface investigations or an asbestos survey. None of the existing Phase I site assessments revealed any past or present environmental condition that we believe would have a material adverse effect on our business, assets or results of operations. However, the assessments may have failed to reveal all environmental conditions, liabilities or compliance concerns. Material environmental conditions, liabilities or compliance concerns may have arisen after the review was completed or may arise in the future; and future laws, ordinances or regulations may impose material additional environmental liability.

In addition, our hotels are subject to various federal, state, and local environmental, health and safety regulatory requirements that address a wide variety of issues, including, but not limited to, storage tanks, air emissions from emergency generators, storm water and wastewater discharges, lead-based paint, mold and mildew, and waste management. Some of our hotels routinely handle and use hazardous or regulated substances and wastes as part of their operations, which are subject to regulation (e.g., swimming pool chemicals or biological waste). Our hotels incur costs to comply with these environmental, health and safety laws and regulations and could be subject to fines and penalties for non-compliance with applicable laws. However, we are aware of no past or present environmental liability for non-compliance with environmental laws that we believe would have a material adverse effect on our business, assets or results of operations.

Certain hotels we currently own or those we acquire in the future contain, may contain, or may have contained, asbestos-containing material, or ACM. Environmental, health and safety laws require that ACM be properly managed and maintained, and include requirements to undertake special precautions, such as removal or abatement, if ACM would be disturbed during maintenance, renovation, or demolition of a building. Such laws regarding ACM may impose fines and penalties on building owners, employers and operators for failure to comply with these requirements or expose us to third-party liability. However, we manage such ACM under asbestos operations & maintenance plans, which we have developed and implemented at each of our properties where there is known ACM or for which suspected ACM is present.

When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Indoor air quality issues can also stem from inadequate ventilation, chemical contamination from indoor or outdoor sources, and other biological contaminants such as pollen, viruses and bacteria. Indoor exposure to airborne toxins or irritants above certain levels can be alleged to cause a variety of adverse health effects and symptoms, including allergic or other reactions. As a result, the presence of significant mold or other airborne contaminants at any of our properties could require us to undertake a costly remediation program to contain or remove the mold or other airborne contaminants from the affected property or increase indoor ventilation. In addition, the presence of significant mold or other airborne contaminants could expose us to liability from third parties if property damage or personal injury occurs. We are not presently aware of any indoor air quality issues at our properties that could result in a material adverse effect on our business, assets or results of operations.

Insurance

Upon completion of this offering and consummation of the Formation Transactions, we will carry comprehensive liability, fire, extended coverage, business interruption and rental loss insurance covering all of the properties in our portfolio under a blanket insurance policy. We believe the policy specifications and insured limits are appropriate and adequate given the relative risk of loss, the cost of the coverage and industry practice; however, our insurance coverage may not be sufficient to fully cover our losses. We do not carry insurance for certain losses, including, but not limited to, losses caused by riots, war or acts of God. Some of our policies, like those covering losses due to terrorism, earthquakes and floods, are insured subject to limitations involving substantial self insurance portions and significant deductibles and co-payments for such events. In addition, one of our properties is located in Southern California, an area subject to an increased risk of earthquakes. While we presently carry earthquake insurance on our properties, the amount of our earthquake insurance coverage may not be sufficient to fully cover losses from earthquakes. In addition, one of our properties is located in Tier 1 wind zones that are subjected to increased risks associated with hurricanes. While we presently carry windstorm coverage on our properties, the amount of coverage may not be sufficient to fully cover losses from windstorms, including hurricanes. We may reduce or discontinue earthquake, windstorm, terrorism or other insurance on some or all of our properties in the future if the cost of premiums for any of these policies exceeds, in our judgment, the value of the coverage discounted for the risk of loss. Also, if destroyed, we may not be able to rebuild certain of our properties due to current zoning and land use regulations. In addition, our title insurance policies may not insure for the current aggregate market value of our portfolio, and we do not intend to increase our title insurance coverage as the market value of our portfolio increases. See “Risk Factors—Risks Related to Our Business—Uninsured and underinsured losses at our hotels could materially and adversely affect our results of operations and our ability to make distributions to our stockholders.”

Competition

We compete with a number of developers, owners and operators of commercial real estate, many of which own properties similar to ours in the same markets in which our properties are located. If our competitors offer space at rental rates below current market rates, or below the rental rates we currently charge our tenants, we may lose potential tenants and we may be pressured to reduce our rental rates below those we currently charge or to offer more substantial rent abatements, tenant improvements, early termination rights or below-market renewal options in order to retain tenants when our tenants’ leases expire. In that case, our financial condition, results of operations, cash flow, per share trading price of our common stock and ability to satisfy our debt service obligations and to pay distributions to you may be adversely affected.

Employees

We initially intend to employ approximately 11 persons as of the date of this offering. We currently expect that none of these employees will be represented by a labor union.

Offices

Our headquarters is located at 180 Newport Center Drive, Suite 178, Newport Beach, California 92660. Our telephone number is (949) 706-9191.

Legal Proceedings

We are not involved in any material litigation nor, to our knowledge, is any material litigation threatened against us.

OUR PRINCIPAL AGREEMENTS

The following summary of the terms of our principal agreements does not purport to be complete and is subject to and qualified in its entirety by reference to the actual agreements, copies of which are exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Omnibus Purchase and Sale and Formation Transactions Agreement

We have entered into an omnibus purchase and sale and formation transactions agreement with Columbia Sussex Corporation and each of the entities that own the 14 hotel properties that will comprise our initial portfolio pursuant to which Columbia Sussex Corporation and the property-owning entities will agree to sell the 14 hotel properties to our operating partnership. We have agreed to a gross purchase price for the 14 hotel properties of $             million, consisting of cash and assumption of debt and subject to customary pro rations. A portion of this purchase price will be used by the entities selling us the properties to repay all outstanding principal and accrued interest relating to mortgages secured by eight of the initial properties (approximately $267.3 million on a pro forma basis as of December 31, 2009). The purchase price will be increased by 80% of the amount by which the proceeds of this offering (net of underwriting discount and excluding proceeds from exercise of the underwriters’ overallotment option) exceed $             million (of which up to 50% may be paid in shares of our common stock, at our election).

The entities selling us the properties will also be entitled to $10.0 million in the event that we achieve greater than $47.0 million of property-level Adjusted EBITDA for the fiscal year ending December 31, 2010 and $10.0 million in the event that we achieve greater than $51.7 million of property-level Adjusted EBITDA for the fiscal year ending December 31, 2011 (regardless of whether the 2010 payment is made). These contingent payments may be satisfied in cash or shares of our common stock, at our election. If we sell any of the 14 initial hotel properties on or before December 31, 2010, we will be required to pay the affiliates of the Management Company from which we will acquire such properties the contingent payments for 2010 irrespective of whether the property-level Adjusted EBITDA target is met for that year. If we sell any of our 14 initial properties during calendar year 2011, the affiliates of the Management Company from which we will acquire such properties may elect to adjust the method for determining whether the contingent payment for 2011 is earned, by either:

(A)	(i) excluding the actual property-level Adjusted EBITDA generated by such property prior to its sale from the total property-level Adjusted EBITDA generated by the portfolio for the year, and (ii) reducing the $51.7 million property-level Adjusted EBITDA target for the entire portfolio by the total amount of the property-level Adjusted EBITDA target associated with such hotel (as set forth in the omnibus purchase and sale and formation transactions agreement); or

(B)	(i) including the actual property-level Adjusted EBITDA generated by such property prior to its sale in the total property-level Adjusted EBITDA generated by the portfolio for the year, and (ii) reducing the $51.7 million property-level Adjusted EBITDA target for the entire portfolio by a pro rated portion of the property-level Adjusted EBITDA target associated with such hotel (as set forth in the omnibus purchase and sale and formation transactions agreement), based on the remaining portion of the year at the time of the property sale.

Under the terms of the omnibus purchase and sale and formation transactions agreement, we may elect within 30 days after the execution of such agreement to cause Columbia Sussex Corporation or its affiliates to sell to us the Courtyard by Marriott Columbus West in lieu of the Marriott Knoxville. If this option is exercised by us, the omnibus purchase and sale and formation transactions agreement will be amended and, among other things, the purchase price will decrease to $             million and the threshold for the initial public offering equity raise adjustment mentioned above would increase to $             million.

Columbia Sussex Corporation and the entities selling us the properties will also agree to pay all costs in excess of the initial $             million relating to any property improvement plans for the 14 hotel properties required by the hotel franchisors. We will be responsible for paying all of our costs relating to the Formation Transactions and this offering and approximately $             million of costs incurred by the entities selling us our initial hotel properties in connection with the sale and the offering process.

Transitional Services Agreement

We will enter into a transitional services agreement with the Management Company pursuant to which the Management Company will provide various services to us, including insurance and risk management, accounting and finance, cash management and payroll. This agreement is intended to provide us with the immediate benefit of a larger and more sophisticated infrastructure without requiring us to incur the full expense of maintaining it by ourselves, while also permitting us to grow our internal organization in an efficient manner. We will pay the Management Company at a rate of cost plus 5% for any services they provide to us under to this agreement. The term of this agreement will be six months, provided that we may elect to extend for an additional six months.

Strategic Alliance Agreement

We will enter into a strategic alliance agreement with the Management Company and Columbia Sussex Corporation pursuant to which Columbia Sussex Corporation will grant us a right of first offer on the hotel properties it will continue to own following the consummation of the Formation Transactions. Under the terms of the right of first offer, Columbia Sussex Corporation must provide us with written notice that it intends to sell a hotel property. Following receipt of the written notice, we will have 30 business days to submit an offer to purchase the hotel property. Columbia Sussex Corporation can elect within 30 business days to accept or reject our offer, in each case, by giving written notice to us, and failure by Columbia Sussex Corporation to deliver such notice will constitute a rejection. If Columbia Sussex Corporation rejects our offer, it may enter into an agreement to sell the hotel property within 180 days and close the sale within 240 days; provided, however, that if the sale price of the hotel property is less than the price we offered, Columbia Sussex Corporation will be required to sell the property to us if we match the sale price within 15 business days. In addition, the agreement provides that we may, in our sole discretion, require the Management Company to manage any hotel property we acquire, provided that the hotel is an upscale or upper-upscale hotel affiliated with a national brand containing 50 or more hotels located in the U.S. and the acquired hotel has annual gross revenue of $10.0 million or more.

TRS Leases

In order for us to qualify as a REIT, neither our company, the operating partnership nor any subsidiary can operate our hotels. Subsidiaries of our operating partnership, as lessors, lease our hotels to our TRS lessees, which will enter into hotel management agreements with the Management Company. The leases for our hotel properties contain the provisions described below.

Lease Terms

Leases will have an initial term of three to five years and are subject to early termination upon the occurrence of certain events of default, disposition of the hotel properties and/or other contingencies described in the lease (including the provisions described below under “—Damage to Hotels,” and “—Condemnation of Hotels”).

Amounts Payable Under the Leases

During the term of each lease, our TRS lessee will be obligated to pay us a fixed annual base rent plus a percentage rent and certain other additional charges. Base rent is paid monthly. Percentage rent is calculated based on sales levels of rooms and food and beverage. Percentage rent is paid monthly.

Other than certain capital expenditures of the building and improvements, which are obligations of the lessor, the leases require our TRS lessees to pay rent, all costs and expenses, real estate taxes, property taxes and insurance, and all utility and other charges incurred in the operation of the hotels they lease. The leases also provide for rent reductions and abatements in the event of damage to, or destruction or a partial taking of, any hotel as described under “—Damage to Hotels” and “—Condemnation of Hotels.”

Maintenance and Modifications

Under each lease, we are required to pay the costs of non-routine, major repairs, alterations, improvements, renewals, replacements and additions to the property, including, without limitation, to the structure, the exterior façade and all of the mechanical, electrical, heating, plumbing or vertical transportation elements of the building, that we determine may be necessary or desirable. Except for these capital expenditures, our TRS lessees are required, at their expense, to maintain the hotels in good order and repair, except for ordinary wear and tear, and to make repairs that may be necessary and appropriate to keep the property in good order and repair and that are least equivalent in quality to the original work, including the replacement of furnishings and equipment. Each TRS lessee is required ro maintain the property in the character required by us and in accordance with the lease, and, if applicable, in compliance with the standards of the applicable hotel management agreement and any applicable hotel franchise agreement.

Insurance and Property Taxes

Under each lease, the TRS lessees are responsible for paying real estate and personal property taxes with respect to our hotel properties. Additionally, the TRS lessees are obligated to maintain and cover the costs of (i) obtaining insurance covering the building of which the leased premises is a part, fixtures and certain personal property on an “all risk,” broad form basis, against such risks as are customarily covered by such insurance (including boiler and machinery insurance and damage resulting from flood but excluding damage resulting from earthquake, war and nuclear energy) and (ii) business interruption insurance. The TRS lessee is required to pay for all liability insurance on the hotels, including commercial general liability, workers’ compensation, employment practices general liability, crime, auto, innkeepers legal liability, insurance covering such other hazards (such as plate glass or other common risks) and other insurance appropriate and customary for properties similar to their respective hotels and naming us, where applicable, as an additional named insured.

Assignment, Subleasing and Change of Control

Our TRS lessees are not permitted to sublet all or any part of a property or to assign their interest under the lease without our prior written consent, not to be unreasonably withheld. In the case of either an assignment or subletting made during the term of each lease, the TRS lessee will remain primarily liable, as principal rather than as surety, for the prompt payment of rent and for the performance and observance of all of the covenants and conditions to be performed by it.

Damage to Hotels

In the event the hotel property is totally or partially destroyed by the occurrence of a risk covered by insurance and rendered unsuitable or uneconomic for its primary intended use, the lease will terminate and neither party will have further liability, except for liabilities that arose prior to, or which survive, such termination. If the hotel property is partially destroyed by the occurrence of a risk covered by insurance and the property is not rendered unsuitable or uneconomic for its primary intended use, we, or, at our election the applicable TRS lessee, will restore the property to substantially the same condition as existed immediately prior to such damage or destruction and the lease will not terminate. If any repair to the hotel exceeds the coverage of such insurance, we must contribute any excess amounts needed to restore the property prior to requiring the applicable TRS lessee to commence any repairs.

Condemnation of Hotels

In the event of a total condemnation of a hotel property, the lease will terminate as of the date of such condemnation. In the event of a partial taking that renders the property unsuitable or uneconomic for its primary intended use, either party will have the right to terminate the lease. In either of the above two situations, each party will be entitled to its share of any condemnation award in accordance with the provisions of the lease. In the event of a partial taking that does not render the property unsuitable for the lessee’s use or if the parties elect not to terminate the lease under the above scenarios, we, or at our election the applicable TRS lessee, will restore the untaken portion of the property to a complete architectural unit of the same general character and condition as existed immediately prior to the condemnation, subject to the receipt of sufficient condemnation awards.

Events of Default

Events of default under each of the leases include, among others, the following:

•	the failure by TRS lessee to pay base rent, percentage rent or additional charges within 10 days after receipt by TRS lessee of a notice of default;

•

the failure by TRS lessee to observe or perform any other term, covenant or condition of a lease and the continuation of such failure for a period of 30 days after receipt by TRS lessee of notice from us thereof, unless such failure cannot with due diligence be cured within such period and TRS lessee commences appropriate action to cure such failure and diligently completes the curing thereof, but in no event shall the cure period extend beyond 120 days after notice;

•

if TRS lessee files a petition in bankruptcy or reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law, or is adjudicated a bankrupt or makes an assignment for the benefit of creditors or by generally not paying its debts as they become due, or if a petition or answer proposing the adjudication of TRS lessee as a bankrupt or its reorganization pursuant to any federal or state bankruptcy law or any similar federal or state law is filed in any court and TRS lessee is adjudicated bankrupt or if a receiver of TRS lessee or if a substantial part of the assets of TRS lessee is appointed in any proceeding brought by TRS lessee or if any such receiver, trustee or liquidator is appointed in any proceeding brought against TRS lessee and such appointment is not vacated or set aside or stayed within 60 days after such appointment; or

•	if our TRS lessee voluntarily discontinues operations on the leased property, except as a result of damage, destruction, unavoidable delay or a partial or complete condemnation.

If an event of default occurs and continues beyond any curative period, we will have the option of reclaiming the leased property. We intend that leases with respect to our hotels acquired in the future will contain substantially similar provisions, although we may, in our discretion, alter any of these provisions with respect to any particular lease.

Termination of Leases on Disposition of the Hotels

We have the right to terminate the lease by paying the applicable TRS lessee a termination fee to be governed by the terms and conditions of the lease.

Our Ground Lease Agreements

Six of our hotels are subject to ground lease agreements that cover all of the land underlying the respective hotel property.

•

The JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica is subject to a ground lease with an initial maturity date of October 15, 2086. The annual rent for the current term of ground lease is $1.3 million. The lease adjusts every five years to the greater of 9.0% of the property’s fair market value or the prior period’s rent. The next adjustment date is October 15, 2010.

•

The Marriott Tampa Westshore is subject to a sub-lease of a ground lease with an initial maturity date of December 31, 2007, which has been extended until December 31, 2017. If all extensions of this sub-lease are exercised by us, the term of the lease will extend through 2057. The annual rent for the current term of ground lease is the greater of $0.1 million or 3.0% of room rental and 1.0% of food and alcohol sales.

•

The Marriott El Paso is subject to a ground lease with an initial maturity date of April 30, 2021. If all extensions of this ground lease are exercised by us the term of the lease will extend through April 30, 2041. The annual rent for the current term of ground lease ranges from a minimum of $0.3 million to a maximum of $0.4 million, determined by the sum of 5.8% of room revenue, 4.0% of alcohol revenue, 2.0% of food revenue and 6.0% of revenues from miscellaneous sales and services. The property is also subject to additional rent equal to 2.0% of room revenue, which is not restricted by the maximum rent.

•

The Doubletree Birmingham is subject to a ground lease with a term that extends through September 30, 2033. The annual rent for the current term of ground lease is $0.1 million plus 1.5% of room revenue, 1.5% of parking revenue and 5.0% of commercial subleases.

•

The Marriott Albuquerque is subject to a sub-lease of a ground lease with an initial maturity date of December 31, 2032. If all extensions of this sub-lease are exercised by us the term of the lease will extend through 2062. The annual rent for the current term of ground lease is the greater of $0.2 million and 3.5% of room rentals.

•

The Marriott East Lansing at University Place is subject to a ground lease held by the condominium association of which the entity owning the Marriott East Lansing at University Place is a member with an initial maturity date of March 10, 2026. If all extensions of this ground lease are exercised the term of the lease shall extend through 2066. The annual rent for the current term of the ground lease is $10 plus the costs and expenses relating to certain architectural design and routine maintenance.

These ground leases generally require us to make rental payments and payments for all of our share of, charges, costs, expenses, assessments and liabilities, including real property taxes and utilities. Furthermore, these ground leases generally require us to obtain and maintain insurance covering the subject property.

Franchise Agreements

We intend to enter into franchise agreements with Marriott for 12 of our 14 initial hotel properties and with Hilton for two of our 14 initial hotel properties. We believe that the public’s perception of the quality associated with a brand name hotel is an important feature in its attractiveness to guests. Franchisors provide a variety of benefits to franchisees, including centralized reservation systems, national advertising, marketing programs and publicity designed to increase brand awareness, training of personnel and maintenance of operational quality at hotels across the brand system.

The franchise agreements generally specify management, operational, record-keeping, accounting, reporting and marketing standards and procedures with which our TRS lessees, as the franchisees, must comply. The franchise agreements obligate our TRS lessees to comply with the franchisors’ standards and requirements, including training of operational personnel, safety, maintaining specified insurance, the types of services and products ancillary to guest room services that may be provided by the TRS lessee, display of signage and the type, quality and age of furniture, fixtures and equipment included in guest rooms, lobbies and other common areas. The agreements with Marriott and the agreements with Hilton require that we deposit     % and     %, respectively, of the gross revenues of the hotels into a reserve fund for capital expenditures.

The franchise agreements also provide for termination at the applicable franchisor’s option upon the occurrence of certain events, including failure to pay royalties and fees or to perform other obligations under the franchise license, bankruptcy and abandonment of the franchise or a change in control. The TRS lessee that is the franchisee is responsible for making all payments under the applicable franchise agreement to the franchisor, however we will be required to guarantee the obligations under each of the franchise agreements.

OUR PROPERTY MANAGER AND THE MANAGEMENT AGREEMENTS

Management Company

In order to qualify as a REIT, we cannot directly or indirectly operate any of our hotels. We will lease our hotels to subsidiaries of our TRS, TRS lessees, which will in turn engage property managers to manage our hotels. Columbia Sussex Management, LLC, which we refer to as the Management Company, will be the property manager for all of the properties in our initial portfolio and is majority owned by Columbia Sussex Corporation, which is one of the largest hotel management businesses in the United States. Since its formation, Columbia Sussex Corporation and its affiliates have managed over 110 hotels in 32 states and the District of Columbia and four foreign countries. Columbia Sussex Corporation has a strong track record of enhancing operating efficiency and margins through a proven property management strategy. Following the completion of this offering, we will enter into management agreements with Columbia Sussex Management, LLC based on market terms. See “Our Property Manager and the Management Agreements—Management Agreements.”

Management Agreements

Our TRS lessees, as lessees of the respective hotel properties, will enter into hotel management agreements with the Management Company pursuant to which the Management Company will serve as the property manager for each of our 14 initial hotel properties. The following summary of the principal terms of the hotel management agreements for our initial properties does not purport to be complete and is qualified in its entirety by reference to the form of the hotel management agreement filed as an exhibit to this registration statement of which this prospectus is a part.

Term

Our management agreements provide for an initial term that expires upon the end of the tenth full fiscal year after the effective date of the hotel management agreement.

Amounts Payable under our Hotel Management Agreements

Under our hotel management agreements, the Management Company receives a base management fee and, if certain financial thresholds are met or exceeded, an incentive management fee. The base management fee is 2.0% and 2.25% of gross hotel revenues for the first year and second year, respectively, and is 2.5% of gross hotel revenue thereafter. The incentive management fee, which is calculated on a portfolio basis, is 15% of hotel net operating income after a 10% annual priority return on the aggregate price at which our initial hotel properties were acquired plus capital expenditures incurred during the term. The incentive fee for any fiscal year is capped at 2.5% of the aggregate gross hotel revenues of our initial hotel properties for that fiscal year.

We have structured our management agreements with the Management Company to closely align our interests with those of the Management Company by providing for a reduction in the management fee payable by us each quarter in an amount equal to the difference between our property-level Adjusted EBITDA for that quarter and the applicable property-level Adjusted EBITDA target for the quarter, which is based on annual property-level Adjusted EBITDA targets of $46.0 million for 2010 and $51.7 million for 2011.

Termination Events

Following the initial three years, the hotel management agreements covering our initial 14 hotel properties may be terminated by us for any reason by delivering written notice at least 30 days prior to termination and paying the Management Company a termination fee equal to the amount of the management fee (base fee plus incentive fee) for the calendar year immediately preceding the date of termination.

Under our hotel management agreements, if, at any time, we determine that the Management Company will not or reasonably could be expected to not qualify as an eligible independent contractor, and such failure to qualify continues for 30 days after we deliver notice of such failure to the Management Company, we may, in our sole discretion, elect to terminate the management agreement upon not less than 15 days’ prior written notice and without payment of any termination fee or penalty. In the event of a change of control of the Management Company, we may, in our sole discretion, elect to terminate any of the management agreements upon not less than 30 days’ prior written notice and without payment of any termination fee or penalty.

The hotel management agreements provide that if either the aggregate property-level Adjusted EBITDA for the 14 initial hotel properties for 2010 is less than $46.0 million or the aggregate property-level Adjusted EBITDA for the 14 initial hotel properties for 2011 is less than $51.7 million, we may, in our sole discretion, elect to terminate any of the management agreements upon not less than 30 days’ prior written notice and without payment of any termination fee or penalty.

The hotel management agreements also provide that we may terminate any of the management agreements if (i) during two consecutive years, the average RevPAR Index for the applicable hotel is less than 95% of the RevPAR Index for such hotel at time of acquisition and net operating income is below 7% of the price of which the applicable hotel was acquired plus all capital expenditures at such hotel during the term, subject to a right to cure by the Management Company, or (ii) under any applicable guest satisfaction survey or similar program of the hotel franchisors, a hotel is classified by the franchisor as having unacceptable guest satisfaction scores for two (2) consecutive six-month survey periods.

Sale of a Hotel

The hotel management agreements covering our initial hotel properties provide that if we sell a hotel to an unrelated third party or engage in certain change of control transactions, we must deliver notice of sale to the Management Company 30 days in advance of the closing of the sale or change of control. We have the right to elect to terminate the management agreement by delivering notice of such election to the Management Company at least 30 days prior to closing. Additionally, the hotel management agreements also provide that if we sell a hotel to an unrelated third party, the Management Company has the right to elect to terminate the management agreement by delivering notice of such election to us on or before 10 days after receipt of our notice of sale. However, the Management Company’s termination right does not apply to any change of control of Clearview Hotel Trust, Inc. In the event of a termination of the management agreement by us or the Management Company upon a sale of a hotel or change of control, as applicable, we will pay to the Management Company at closing of such transaction a fee equal to six times the average monthly management fee (base fee plus incentive fee) for the trailing twelve months or, in the event the management fee has been paid for less than twelve months, then six times the average management fee for such shorter period.

Exclusivity

The hotel management agreements prohibit the Management Company from managing or owning (other than those currently owned or managed) hotels within a five-mile radius of any of our hotels managed by the Management Company.

TRS Lessee Obligations

The hotel management agreements covering our initial hotel properties require us to fund working capital needs, fixed asset supplies, capital expenditures and any operating losses.

Management Company Obligations

The hotel management agreements covering our initial hotel properties provide that, subject to certain limited owner approval rights, the Management Company has control of all operational aspects of the hotel property, including employee-related matters, and is reimbursed for all direct and indirect operating expenses.

The Management Company must generally maintain each hotel in good repair and condition and make such routine maintenance and repairs as are reasonably necessary or appropriate consistent with the business plan we approve.

Insurance

The hotel management agreements covering our initial hotel properties provide that the Management Company is responsible for obtaining and maintaining, at our expense, property insurance, property insurance, boiler and machinery insurance, business interruption insurance, general liability insurance, workers’ compensation and employer’s liability insurance and other customary types of insurance related to hotel properties.

Assignment

The hotel management agreements covering our initial hotel properties provide that neither the Management Company nor we may assign its or our interest in the agreement without the other party’s prior consent provided that the Management Company may assign its rights and obligations to a party that is directly or indirectly controlled by or under common control with the Management Company and qualifies as an eligible independent contractor for U.S. federal income tax purposes. However, we may assign our interest without the Management Company’s consent to any person acquiring the hotel and agreeing to be bound by the terms on the hotel management agreement (but subject to the Management Company’s termination right).

Damage to Hotels

The hotel management agreements covering our initial hotel properties provide that if the hotel property is “materially damaged,” the agreement is terminable at the option of either party upon 90 days written notice to the other party. The hotel is considered to be “materially damaged” if either (i) the estimated cost of repairing such damage and restoring the hotel exceeds 25% of the cost of replacing the hotel or (ii) the length of time required to repair the hotel is in excess of twelve months.

In the event of any damage to the hotel that does not amount to material damage as described above, or the destruction or material damage to the hotel and the failure of either party to terminate the hotel management agreement, we will, after approval of the plans and specifications by the Management Company (such approval not to be unreasonably withheld), promptly commence and complete the repair of the hotel. If the insurance proceeds shall be less than eighty-five percent (85%) of the cost of the repair and restoration, we may, within sixty (60) days after the determination of the deficiency in the insurance proceeds, terminate the hotel management agreement by notice to the Management Company.

Any insurance proceeds paid under any business interruption or similar insurance policy for loss of income and profits shall be apportioned between us and the Management Company in accordance with the applicable law and taking into account the terms of the management agreement such that the Management Company receives the portion of such proceeds necessary to recover the management fee and the Management Company’s reimbursable expenses for the period of time covered by such insurance

Condemnation of a Property

The hotel management agreements covering our initial hotel properties provide that if all or substantially all of the hotel property is taken (or a portion of the hotel property is taken, but the result is that it is unreasonable to continue to operate the hotel property) in any eminent domain, condemnation, compulsory acquisition, or similar proceeding, the agreement will terminate.

Indemnity Provisions

The hotel management agreements covering our initial hotel properties provide that the Management Company will indemnify us against any liabilities arising from the gross negligence, fraud or willful misconduct of that the Management Company, its corporate officers or the hotel’s general manager (but not any of the other employees of the hotel) to the extent not covered by the insurance maintained by that the Management Company.

The hotel management agreements covering our initial hotel properties also provide that we will indemnify the Management Company against any liabilities arising from or connected with the hotel, the management of the hotel by the Management Company or the performance or exercise of any of the duties, obligations, powers or authorities granted to the Management Company by us, provided that we have no obligation to indemnify the Management Company for matters for which it is obligated to indemnify us.

Certain Proceedings Involving Affiliates of the Management Company

William J. Yung, III is the chairman, chief executive officer and controlling stockholder of Columbia Sussex Corporation, which is selling to us the 14 properties that will comprise our initial portfolio and which is the parent company of the Management Company. Unrelated to his indirect ownership in the 14 hotels we are purchasing, Mr. Yung owns 100% of Wimar Tahoe Corporation, a corporation formed in 1990 to purchase, develop and operate casino properties. In January 2007, Mr. Yung, through Wimar Tahoe Corporation, acquired Aztar Corporation, which owned five casino properties, including the Tropicana Casino & Resort in Atlantic City, New Jersey.

On December 12, 2007, the New Jersey Casino Control Commission, or the Casino Control Commission, denied the petition for the renewal of the casino gaming license for the Tropicana Casino & Resort. Following the license denial, two subsidiaries of Wimar Tahoe Corporation, Tropicana Entertainment, LLC and Tropicana Las Vegas Holdings, LLC, and certain of their respective subsidiaries, which we collectively refer to as the Tropicana Entities, defaulted on their $1.3 billion credit agreement. Thereafter, on May 5, 2008, the Tropicana Entities filed voluntary petitions for reorganization relief under Chapter 11 of the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware. We refer to these bankruptcy proceedings as the Tropicana Bankruptcy. At the time of the bankruptcy filing, Mr. Yung was the president of each of the Tropicana Entities.

On May 5, 2009, the United States Bankruptcy Court for the District of Delaware approved the First Amended Joint Plan of Reorganization, which, among other matters, authorized the creation of a litigation trust, which we refer to as the Tropicana Litigation Trust, for purposes of pursuing any claims against Mr. Yung, Columbia Sussex Corporation and Wimar Tahoe Corporation and certain of their affiliates. On February 17, 2010, Lightsway Litigation Services, LLC, as trustee of the Tropicana Litigation Trust, filed a complaint against Mr. Yung, Wimar Tahoe Corporation, Columbia Sussex Corporation and certain of their affiliates in the United States Bankruptcy Court for the District of Delaware. The complaint alleges (i) breach of fiduciary obligations by Mr. Yung, Columbia Sussex Corporation and Wimar Tahoe Corporation in connection with the operation of certain casinos, including the Tropicana Resort Casino, citing in support of this claim, among other things, Casino Control Commission findings including inadequate staffing levels, failure to form a statutorily required audit committee and other regulatory non-compliance; (ii) breach of contract by Columbia Sussex Corporation and Wimar Tahoe Corporation with respect to certain management contracts related to Columbia Sussex Corporation’s and Wimar Tahoe Corporation’s management of the casinos; (iii) breach of implied covenants of fair dealing by Columbia Sussex Corporation and Wimar Tahoe Corporation, and (iv) misconduct entitling the plaintiff to an equitable subordination of the proofs of claim filed by the defendants. The complaint does not contain a specific dollar demand for damages or relief, but alleges that the defendants’ actions caused a loss of enterprise value based on an asset impairment test of over $600 million. Columbia Sussex Corporation and Wimar Tahoe Corporation have a director and officer liability insurance policy with a limit of $20 million that may cover all or a portion of these claims against Mr. Yung and other officers and directors of Columbia Sussex

Corporation or Wimar Tahoe Corporation. On April 16, 2010, the defendants filed a motion to dismiss the complaint.

Neither the Tropicana Bankruptcy nor the litigation brought by the Tropicana Litigation Trust relate to Clearview Hotel Trust, Inc., its business or any of the assets comprising our initial portfolio. However, we can provide no assurances that the litigation associated with the Tropicana Bankruptcy will not adversely affect our business. See “Risk Factors—Risks Related to Our Business—Affiliates of the Management Company are parties to litigation related to the Tropicana Casino & Resort, which could have a material adverse effect on the management of our properties and our financial condition and results of operations.”

In addition, Mr. Yung has been an officer of the following subsidiaries of Columbia Sussex Corporation that owned properties for which receivers were appointed, none of which are being sold to us in connection with the Formation Transactions.

•

On July 22, 2009, a receiver was appointed by the Kanawha County, West Virginia Circuit Court for the Holiday Inn Charleston House hotel in Charleston, West Virginia. At the time the receiver was appointed, Mr. Yung was the president of Columbia Properties Charleston, LLC, the owner of this hotel.

•

On December 4, 2009, a receiver was appointed by the Wayne County, Michigan Circuit Court for the Crowe Plaza Romulus hotel in Romulus, Michigan. At the time the receiver was appointed, Mr. Yung was the president of Columbia Properties Romulus, LLC, the owner of this hotel.

•

On January 22, 2010, a receiver was appointed by the Hillsborough County, Florida Circuit Court for the Crowne Plaza Tampa hotel in Tampa, Florida. At the time the receiver was appointed, Mr. Yung was the president of Columbia Properties Tampa, LLC, the owner of this hotel.

•

On February 8, 2010, a receiver was appointed by the Vanderburgh County, Indiana Superior Court for the Marriott Evansville hotel in Evansville, Indiana. At the time the receiver was appointed, Mr. Yung was the president of Columbia Properties Evansville, LLC, the owner of this hotel.

MANAGEMENT

Directors and Executive Officers

Currently, our board of directors consists of one director. Upon the completion of this offering, our board of directors will consist of five members, including our current director and four other director nominees each of whom will have consented to serve as a director upon completion of this offering. We expect our board of directors to determine that each of the four director nominees satisfies the listing standards for independence of the NYSE. Pursuant to our charter, our directors will be elected annually by our stockholders to serve until the next annual meeting or until their successors are duly elected and qualify. The first annual meeting of our stockholders after this offering will be held in 2011. Our officers serve at the discretion of our board of directors. Our bylaws provide that a majority of the entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than the minimum number required by the MGCL, nor more than 15.

Certain information regarding our directors, director nominees and executive officers is set forth below:

Name	Age	Position
Jon D. Kline	43	Chairman and Chief Executive Officer

The following is a biographical summary of the experience of our Chairman and Chief Executive Officer:

Jon D. Kline will serve as our Chairman and Chief Executive Officer. In July 2007, Mr. Kline founded Clearview Hotel Capital, LLC, a privately-held hotel investment and advisory company headquartered in Newport Beach, California that focuses on acquiring and asset-managing hotels, in July 2007 and serves as its President. From September 2006 to June 2007, Mr. Kline served as President of Sunstone Hotel Investors, Inc. a public REIT traded on the NYSE, and prior to that served as its Chief Financial Officer from April 2004. From April 2003 to October 2004, Mr. Kline served as the Chief Financial Officer of Sunstone Hotel Investors LLC. Prior to joining Sunstone in 2003, Mr. Kline ran the hospitality and leisure investment banking practice at Merrill Lynch, with responsibility for lodging, restaurants and other leisure industries. Prior to joining Merrill Lynch, Mr. Kline was a real estate investment banker at Smith Barney, focused on lodging and other real estate asset classes and an attorney with Sullivan and Cromwell in New York. Mr. Kline holds a B.A. in Economics from Emory University and a J.D. from New York University School of Law.

Board of Directors and Committees

Upon completion of this offering, our board of directors will form an audit committee, a compensation committee and a nominating and corporate governance committee and will adopt charters for each of these board committees. Under these charters, the composition of each of these committees will be required to comply with the listing standards and rules and regulations of the NYSE as amended or modified from time to time. Initially, each of these committees will have three directors and will be composed exclusively of independent directors, as defined by the listing standards of the NYSE. Our board of directors may from time to time establish certain other committees to facilitate our management.

Audit Committee. Upon completion of this offering, our audit committee will be composed of             , and             , each of whom will be an independent director and “financially literate” under the rules of the NYSE.             will chair our audit committee and has been determined by our board of directors to be an “audit committee financial expert” within the meaning of applicable SEC rules.

The audit committee assists the board of directors in overseeing:

•	our financial reporting, auditing and internal control activities, including the integrity and audits of our financial statements;

•	our compliance with financial, legal and regulatory requirements;

•	the evaluation of the qualifications and independence of our independent registered public accounting firm; and

•	the performance of our independent registered public accounting firm and our internal audit function.

The audit committee will be responsible for engaging our independent registered public accounting firm, reviewing with the independent registered public accounting firm the plans and results of the audit engagement, approving professional services provided by the independent registered public accounting firm, reviewing the independence of the independent registered public accounting firm, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. In addition, the audit committee will establish and maintain procedures for the receipt of complaints and submissions of concerns regarding accounting and auditing matters. The audit committee also will prepare the audit committee report required by SEC regulations to be included in our annual proxy statement.

Compensation Committee. Upon completion of this offering, our compensation committee will be composed of             ,             and             , each of whom will be an independent director.              will chair our compensation committee.

The principal functions of the compensation committee will be to:

•	evaluate the performance of and determine the compensation paid by us to our Chief Executive Officer and other executive officers;

•	administer our equity incentive plans, including our 2010 Equity Incentive Plan; and

•	produce a report on executive compensation required to be included in our proxy statement for our annual meetings, including the Compensation Discussion and Analysis section.

Nominating and Corporate Governance Committee. Upon completion of this offering, our nominating and corporate governance committee will be composed of             , and             , each of whom will be an independent director.              will chair our nominating and corporate governance committee.

The nominating and corporate governance committee will be responsible for:

•	identifying individuals qualified to become members of our board of directors, consistent with criteria established by the nominating and corporate governance committee;

•	recommending director nominees to the board of directors for election at each annual meeting of stockholders;

•	developing and recommending to the board of directors corporate governance guidelines and implementing and monitoring such guidelines;

•

annually facilitating the assessment of the board of directors’ performance as a whole and of the individual directors, as required by applicable law, regulations and the NYSE corporate governance listing standards;

•	overseeing the board of directors’ evaluation of the performance of management;

•

establishing a policy with regard to the consideration by the nominating and corporate governance committee of director candidates recommended by stockholders and procedures to be followed by stockholders submitting such recommendations; and

•	establishing a process for identifying and evaluating nominees for the board of directors, including nominees recommended by stockholders.

Code of Ethics

Upon completion of this offering, our board of directors will adopt a Code of Business Conduct and Ethics that applies to each of our employees, officers and directors. This Code will set forth our policies and expectations on a number of topics, including: conflicts of interest, compliance with laws, the protection and proper use of our assets, corporate opportunities, confidentiality, fair dealing with third parties, encouraging the reporting of any illegal or unethical behavior, accuracy of records and quality of public disclosures.

Compensation Committee Interlocks and Insider Participation

Upon completion of this offering, our compensation committee will be composed of             , and             , none of whom has served as an officer or employee of ours. None of our executive officers currently serves, or in the past fiscal year has served, as a member of the board of directors or compensation committee of another entity that has one or more executive officers serving on our board of directors.

Director Compensation

Upon completion of this offering, our board of directors will establish a compensation program for our non-employee directors. Pursuant to this compensation program, we will pay the following fees to our non-employee directors on a quarterly basis, in cash:

•	an annual retainer of $ ;

•	an additional annual retainer of $ to the chair of our audit committee;

•	an additional annual retainer of $ to the chair of our compensation committee; and

•	an additional annual retainer of $ to the chair of our nominating and corporate governance committee.

In addition, we will pay non-employee directors cash fees of $             for each board or committee meeting attended, other than regularly scheduled quarterly meetings.

We will also reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in connection with performance of their duties as directors, including, without limitation, travel expenses in connection with their attendance at board and committee meetings.

Upon the closing of this offering, each of our non-employee directors will receive             . Additionally, commencing in 2011, on the fifth business day following each annual meeting of stockholders, each of our non-employee directors will receive              valued at $            , of which                     .

Compensation Discussion and Analysis

Neither our board of directors nor the compensation committee of our board of directors has yet adopted compensation policies with respect to, among other things, setting base salaries, awarding bonuses or making future grants of equity awards to our executive officers. We anticipate that such determinations will be made by our compensation committee in order to achieve the following objectives:

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value and rewarding executives when stockholder value increases;

•	motivate our executives to manage our business to meet our near-, medium-, and long-term objectives; and reward them for meeting these objectives and for exceptional performance;

•	assist in attracting and retaining talented and well-qualified executives; and

•	encourage executives to achieve meaningful levels of ownership of our stock.

We may retain a compensation consultant to review our policies and procedures with respect to executive compensation and assist our compensation committee in implementing and maintaining compensation plans.

Upon completion of this offering, we will enter into employment agreements with each of Messrs. Kline,             and             . For a summary of these employment agreement, see “Management—Employment Agreements.”

Grants of Plan-Based Awards

Upon completion of this offering, each of our non-employee directors will receive             , of which     % will be fully vested and the remaining     % will vest over              years in equal annual installments subject to the director’s continued service.

2010 Equity Incentive Plan

Our 2010 Equity Incentive Plan will be adopted by our board of directors and approved by our stockholders prior to the consummation of this offering. Our 2010 Equity Incentive Plan permits us to make grants of stock options, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights and other stock-based awards, including LTIP units, or any combination of the foregoing. The number of shares of common stock that may be issued under our 2010 Equity Incentive Plan is equal to     % of the aggregate number of shares of our common stock outstanding upon completion of this offering, including any shares issued pursuant to the exercise of the underwriters’ overallotment option. The number of shares reserved under our 2010 Equity Incentive Plan also is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Generally, shares that are forfeited or canceled from awards under our 2010 Equity Incentive Plan also will be available for future awards.

No awards were outstanding prior to completion of this offering. The initial grants to our non-employee directors described above will become effective upon completion of this offering.

Administration

Our 2010 Equity Incentive Plan will be administered by the compensation committee. The compensation committee may interpret the 2010 Equity Incentive Plan and may make all determinations necessary or desirable for the administration of the plan and has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of our 2010 Equity Incentive Plan.

Award Recipients

All full-time and part-time officers, employees, directors and other key persons, including consultants, are eligible to participate in our 2010 Equity Incentive Plan.

Stock Options

Stock options may be granted under the 2010 Equity Incentive Plan. In the future, we may grant non-qualified stock options under the plan.

Incentive stock options will only be granted to our employees and employees of our subsidiaries. The exercise price of stock options awarded under our plan may not be less than 100% of the fair market value of our common stock on the date of the option grant, or, in the case of any 10% stockholder, not less than 110% of the fair market value of our common stock on the date of grant. The compensation committee will determine at what time or times each option may be exercised, provided that in no event may it exceed ten years from the date of grant, and the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

Stock Appreciation Rights

Stock appreciation rights may be granted under our 2010 Equity Incentive Plan. Stock appreciation rights allow the participant to receive the appreciation in the fair market value of our common stock between the grant date and the date of exercise in the form of shares of our common stock. The exercise price of stock appreciation rights awarded under our plan may not be less than 100% of the fair market value of our common stock on the date of grant. The compensation committee determines the terms of stock appreciation rights, including when such rights become exercisable and the period of time, if any, after retirement, death, disability or other termination of employment during which stock appreciation rights may be exercised.

Restricted Stock and Restricted Stock Units

Restricted stock and restricted stock units may also be granted under our 2010 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the compensation committee. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including the attainment of performance goals. Shares of restricted stock that do not satisfy the vesting conditions are subject to our right of repurchase, to the extent the shares were initially purchased by the grantee, or forfeiture. Restricted stock units are stock units entitling the participant to receive shares of stock paid out on a deferred basis and subject to such restrictions and conditions as the compensation committee shall determine. The compensation committee may impose whatever conditions to vesting it determines to be appropriate, including the attainment of performance goals. Restricted stock units that do not satisfy the vesting conditions are subject to forfeiture.

Dividend Equivalent Rights

Dividend equivalent rights may also be granted under our 2010 Equity Incentive Plan. These rights entitle the participant to receive credits for dividends that would be paid if the participant had held a specified number of shares of our common stock. Dividend equivalent rights may be granted as a component of another award or as a freestanding award.

Other Stock-Based Awards

Other stock-based awards under our 2010 Equity Incentive Plan will include awards that are valued in whole or in part by reference to shares of our common stock, including convertible preferred stock, convertible debentures and other convertible or exchangeable securities, partnership interests in a subsidiary, awards valued by reference to book value, fair value or performance of a subsidiary, and any class of profits interest or limited liability company membership interest, such as long term incentive plan units, or LTIP units.

LTIP Units

Under our 2010 Equity Incentive Plan, we may use a class of partnership interests in our operating partnership, called LTIP units, as a form of stock-based award. LTIP units are intended to qualify as “profits interests” in our operating partnership for U.S. federal income tax purposes, meaning that initially an LTIP unit is not economically equivalent in value to a share of our common stock. However, over time an LTIP unit can increase in value to one-for-one parity with a share of our common stock. In general, LTIP units are designed to offer executives a long-term incentive that is comparable to restricted stock. Each LTIP unit awarded is deemed equivalent to an award of one share of common stock reserved under our 2010 Equity Incentive Plan, reducing availability for other equity awards on a one-for-one basis.

Unless the compensation committee provides otherwise, LTIP units, whether or not vested, will receive the same per unit distributions as common units in our operating partnership, which will equal per share dividends (both regular and special) on our common stock.

Transferability

Unless the compensation committee provides otherwise, our 2010 Equity Incentive Plan does not generally allow for the transfer of awards, and only the participant may exercise an award during his or her lifetime. In the event of a change-in-control of the company, our board of directors and the board of directors of the surviving or acquiring entity shall, as to outstanding awards under our 2010 Equity Incentive Plan, make appropriate provision, with respect to awards, which may provide for the continuation or assumption of such awards and may provide for the acceleration of vesting and/or cash out with respect to existing awards.

Amendment

The terms of our 2010 Equity Incentive Plan provide that we may amend, suspend or terminate the plan at any time, but stockholder approval of any such action will be obtained if required to comply with applicable law or regulatory rules. Further, no action may be taken that adversely affects any rights under outstanding awards without the holder’s consent. Our 2010 Equity Incentive Plan will terminate on the tenth anniversary of the date on which stockholder approval was received. However, rights under any then existing award will continue until expiration of the award or prior satisfaction thereof.

We intend to file with the SEC a registration statement on Form S-8 covering the shares of our common stock issuable under our 2010 Equity Incentive Plan.

Other Compensation

All of our executive officers are eligible to participate in our employee benefit plans, including medical and dental insurance and health and wellness plans. We also expect to adopt a 401(k) plan. These plans are generally available to all employees and do not discriminate in favor of executive officers. We do not provide any perquisites to our executives.

Employment Agreements

Upon completion of this offering, we intend to enter into employment agreements with Messrs. Kline,              and             . Each agreement will have a term of              years beginning on the effective date of this offering. Under the terms of the agreements, Messrs. Kline,             and              will be entitled to received an annual base salary of $            , $              and $            , respectively.

Under the employment agreements, Messrs. Kline,              and             will agree to certain restrictive covenants, including noncompetition and nonsolicitation covenants during their employment with us and for              months after termination of employment. Mr. Kline’s employment agreement also requires that he devote all of his time and efforts to our business, other than as needed for the existing investments of Clearview Hotel Capital, LLC, and Clearview Hotel Capital, LLC will not be making new investments following the completion of this offering.

PRINCIPAL STOCKHOLDERS

Immediately prior to the completion of this offering, there will be 1,000 shares of our common stock outstanding and one stockholder of record. At that time, we will have no other shares of capital stock outstanding. The following table sets forth certain information regarding the beneficial ownership of shares of our common stock and shares of common stock into which OP units are exchangeable immediately following the completion of this offering and the consummation of the Formation Transactions for:

•

each person who is expected to be the beneficial owner of 5% or more of the outstanding common stock immediately following the consummation of this offering (assuming that the initial offering price is equal to the mid-point of the pricing range indicated on the front cover of this prospectus);

•	each director, director nominee and named executive officer; and

•	all directors, director nominees and executive officers as a group.

Unless otherwise indicated, the address of each named person is care of Clearview Hotel Trust, Inc., 180 Newport Center Drive, Suite 178, Newport Beach, California, 92660. No shares beneficially owned by any executive officer, director or director nominee have been pledged as security.

Name of Beneficial Owner	Number of Shares and Units Beneficially Owned(1)	% of All Shares	% of All Shares and Units
Jon D. Kline

All directors, director nominees and executive officers as a group ( persons)

*	Less than one percent.

(1)	Beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. A person is deemed to be the beneficial owner of any shares of common stock if that person has or shares voting power or investment power with respect to those shares, or has the right to acquire beneficial ownership at any time within 60 days of the date of the table. As used herein, “voting power” is the power to vote or direct the voting of shares and “investment power” is the power to dispose or direct the disposition of shares.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Management Agreements

Our TRS will enter into a management agreements with the Management Company pursuant to which the Management Company will manage all 14 of our initial hotel properties and, if we request, additional properties that we may acquire in the future. The Management Company is affiliated with the sellers of the 14 properties comprising our initial portfolio.

Related Party Transaction Policy

We do not have a policy that expressly prohibits our directors, officers, security holders or affiliates from engaging for their own account in business activities of the types conducted by us. Upon completion of this offering, our board of directors will adopt a Code of Business Conduct and Ethics that applies to each of our employees, officers and directors. This Code will set forth our policies and expectations on a number of topics, including: conflicts of interest, compliance with laws, the protection and proper use of our assets, corporate opportunities, confidentiality, fair dealing with third parties, accuracy of records and quality of public disclosures.

We also expect our board of directors to adopt a policy regarding the approval of any “related person transaction,” which is any transaction or series of transactions in which we or any of our subsidiaries is or are to be a participant, the amount involved exceeds $120,000, and a “related person,” as defined under SEC rules, has a direct or indirect material interest. Under the policy, a related person would need to promptly disclose to the compliance officer designated in the policy any related person transaction and all material facts about the transaction. The compliance officer would then assess and promptly communicate that information to the audit committee of our board of directors. Based on its consideration of all of the relevant facts and circumstances, the audit committee will decide whether to approve such transaction. If we become aware of an existing related person transaction that has not been pre-approved under this policy, the transaction will be referred to the audit committee which will evaluate all options available, including ratification, revision or termination of such transaction. The policy will require any director who may be interested in a related person transaction to recuse himself or herself from any consideration of such related person transaction.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES

The following is a discussion of our investment policies and our policies with respect to certain other activities, including financing matters and conflicts of interest. These policies may be amended or revised from time to time at the discretion of our board of directors, without stockholder approval. Any change to any of these policies by our board of directors, however, would be made only after a thorough review and analysis of that change, in light of then-existing business and other circumstances, and then only if, in the exercise of its business judgment, our board of directors believes that it is advisable to do so in our and our stockholders’ best interests. We intend to disclose any changes in our investment policies in periodic reports that we file or furnish under the Exchange Act. We cannot assure you that our investment objectives will be attained.

Investments in Real Estate or Interests in Real Estate

We intend to conduct substantially all of our investment activities through our operating partnership and its subsidiaries. Our objective is to provide attractive risk-adjusted returns and to generate strong dividends and appreciation in the value of our lodging investments.

We plan to invest principally in hotels located in the United States. We target hotel properties that meet specific acquisition criteria, which include, among others, the following:

•	Full service and premium-branded select service hotel properties, with a selective focus on boutique or luxury business hotels;

•

Urban environments in primary or secondary markets that are expected to outperform the U.S. average in terms of growth in lodging demand. In secondary markets, our strategy is to target business hotel properties that are operated under leading national brands, which we believe is a key factor in gaining and maintaining market share in those secondary markets;

•	Proximity to multiple demand generators, including universities, government facilities and office parks, as well as infrastructure such as airports, convention centers and military bases;

•	High barriers to entry;

•	Hotels that can be acquired at a significant discount to replacement cost; and

•	Underperforming hotels that provide an opportunity to add value through repositioning, renovating or rebranding.

We also may invest in loans secured by hotels or entities that own hotels to the extent that such investments provide us with a clear path to acquiring the underlying real estate or are anticipated to generate an attractive yield to expected maturity, and subject to the limitations imposed by reason of our status as a REIT. For a discussion of our properties and acquisition and other strategic objectives, see “Our Business and Properties.”

Our senior management team will identify and negotiate acquisition opportunities, subject to the approval by our board of directors. For information concerning the investing experience of these individuals, please see the section entitled “Management.”

There are no limitations on the amount or percentage of our total assets that may be invested in any one property. Additionally, no limits have been set on the concentration of investments in any one geographic location or property type.

We intend to engage in such future investment activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. Our investment activities are also subject to our policy not to be treated as an “investment company” under the Investment Company Act of 1940, as amended, or the 1940 Act.

Investments in Mortgages, Structured Financings and Other Lending Policies

From time to time, at the discretion of our board of directors and without a vote of our stockholders, we may invest in loans secured by hotels or entities that own hotels or make loans secured by hotels to third parties. We do not have a policy limiting the portion of our assets that may be invested in loans secured by other properties. We may make loans to joint ventures in which we may participate in the future.

Investments in Securities of or Interests in Persons Primarily Engaged in Real Estate Activities and Other Issuers

Generally, we do not expect to engage in any significant investment activities with other entities, although we may consider joint venture investments with other investors. We also may invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership interests in special purpose partnerships owning properties). We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT provisions of the Code. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we intend to divest securities before any registration would be required.

We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.

Disposition Policy

Our policy is to acquire assets primarily for generation of current income and long-term value appreciation. Although we have no current plans to dispose of properties that we acquire, we will consider doing so, subject to the REIT provisions of the Code, including the prohibited transaction rules, if our management determines that a sale of a property would be in our best interests based on the price being offered for the property, the operating performance of the property, the tax consequences of the sale and other factors and circumstances surrounding the proposed sale.

Financing Policies

Our charter and bylaws do not limit the amount or percentage of indebtedness that we may incur. We expect to incur indebtedness to supplement our investment capital. We intend to operate with a ratio of net debt to EBITDA equal to 4.0 to 5.0x. Our board of directors periodically will review these limits and will have the ability to amend or modify them without stockholder approval. To the extent our board amends or modifies them in the future, we intend to disclose any such amendments or modifications to these debt financing policies in periodic reports that we will file with the SEC.

We are in discussions to obtain commitments from a lending syndicate for a revolving credit facility that we anticipate will be in place at or following the completion of this offering. The proposed credit facility will be used to fund hotel acquisitions, capital expenditures and for general corporate purposes. We cannot provide any assurance that we will be able to enter into a definitive agreement relating to this credit facility on terms we find acceptable. Over time, we intend to finance our growth with issuances of common equity, preferred securities and secured and unsecured debt.

We will consider several factors when evaluating our level of indebtedness and making financial decisions, including, but not limited to, the following:

•	our long-term objectives with regard to the financing;

•	interest rate of the proposed financing;

•	the extent to which the financing impacts our ability to rebrand, reposition or renovate our properties;

•	prepayment penalties and restrictions on refinancing;

•	our target investment returns;

•	the ability of the particular properties, including our company as a whole, to generate sufficient cash flow to cover expected debt payments;

•	our overall level of indebtedness;

•	the timing of our debt maturities;

•	contractual provisions that require recourse and cross-collateralization;

•	corporate credit ratios; and

•	our overall ratio of fixed to variable rate debt.

Equity Capital Policies

Subject to applicable law and the requirements for listed companies on the NYSE, our board of directors has the authority, without further stockholder approval, to issue additional authorized shares of common and preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering might cause a dilution of investment. We may in the future issue shares of our common stock or OP units in connection with acquisitions of property.

Our board of directors may authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control in us that might involve a premium price for holders of shares of our common stock or otherwise might be in their best interests. Additionally, shares of preferred stock could have distribution, voting, liquidation and other rights and preferences that are senior to those of our shares of common stock.

We may, under certain circumstances, purchase shares of our common stock in the open market or in private transactions with our stockholders, if those purchases are approved by our board of directors. Our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable U.S. federal and state laws and the REIT provisions of the Code.

In the future, we may institute a dividend reinvestment plan, which would allow our stockholders to acquire additional shares of our common stock by automatically reinvesting their cash dividends. Shares would be acquired pursuant to the plan at a price equal to the then prevailing market price. Stockholders who do not participate in the plan will continue to receive cash distributions as declared.

Conflict of Interest Policy

Our current board of directors consists solely of Jon D. Kline, and, as a result, the transactions and agreements entered into in connection with our formation prior to this offering have not been approved by any independent directors.

Upon the closing of this offering, we intend to adopt policies to reduce potential conflicts of interest. A “conflict of interest” occurs when a director’s, officer’s or employee’s personal interest interferes with our interest. Generally, we expect that our policies will provide that any transaction, agreement or relationship in which any of our directors, officers or employees has an interest must be approved by a majority of our disinterested directors or a committee composed of disinterested directors. However, we cannot assure you that these policies will be successful in eliminating the influence or consequences of these conflicts. See “Risk Factors—Risks Related to Our Business.” The conflict of interest policy that we intend to adopt may not adequately address all of the conflicts of interest that may arise with respect to our activities, which could result in us taking actions that are not in our best interests.

Applicable Maryland law provides that a contract or other transaction between a Maryland corporation and any of that entity’s directors or any other entity in which that director is also a director or director or has a material financial interest is not void or voidable solely on the grounds of the common board membership or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•

the fact of the common board membership or interest is disclosed to the board or a committee of the board, and the board or that committee authorizes or ratifies the contract or transaction by the affirmative vote of a majority of the disinterested members, even if the disinterested members constitute less than a quorum;

•

the fact of the common board membership or interest is disclosed to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved or ratified by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to the corporation.

Reporting Policies

We intend to make available to our stockholders audited annual financial statements and annual reports. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

DESCRIPTION OF CAPITAL STOCK

The following summary of our capital stock does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

General

Our charter provides that we may issue up to             shares of common stock and             shares of preferred stock, both having par value $0.01 per share. Upon completion of this offering,              shares of common stock will be issued and outstanding and no shares of preferred stock will be issued and outstanding. Our board of directors, with the approval of a majority of the entire board and without any action on the part of our stockholders, may authorize the issuance of common or preferred stock, may establish the terms of any stock to be issued, and may amend our charter from time to time to increase or decrease the aggregate number of authorized shares of stock or the number of shares of stock of any class or series. Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

Common Stock

All of the shares of common stock offered in this offering will be duly authorized, fully paid and non-assessable. All shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to our charter restrictions on the transfer and ownership of our stock, distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors out of funds legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our charter restrictions on the transfer and ownership of our stock. Subject to our charter restrictions on the transfer and ownership of our stock and except as may otherwise be specified in the terms of any class or series of common stock, each share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors. Except as may be provided with respect to any other class or series of stock, the holders of our common stock will possess exclusive voting power. Generally, all matters to be voted on by stockholders, including uncontested elections of directors, must be approved by a majority, or, in the case of contested elections of directors, by a plurality, of the votes cast at a meeting at which a quorum is present, voting together as a single class, subject to any voting rights granted to holders of any then outstanding preferred stock. There is no cumulative voting in the election of directors, which means that holders of a majority of the outstanding shares of common stock can elect all of our directors. For more information regarding the voting standard for director elections, see “Material Provisions of Maryland Law and of Our Charter and Bylaws—Number of Directors; Vacancies.”

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify and reclassify any unissued shares of common or preferred stock into other classes or series of shares of stock. Prior to issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to our charter restrictions on transfer and ownership of shares of stock, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series. Therefore, our board of directors could authorize the issuance of shares of common or preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders. No shares of preferred stock are presently outstanding, and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

We believe that the power of our board of directors to amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of common or preferred stock and to classify or reclassify unissued shares of common or preferred stock and thereafter to issue such classified or reclassified shares of stock will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the shares of common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Therefore, our board of directors could authorize us to issue a class or series that could, depending upon the terms of the particular class or series, delay, defer or prevent a change in control or other transaction that might involve a premium price for our shares of common stock or otherwise be in the best interest of our stockholders.

Restrictions on Ownership and Transfer

In order for us to qualify as a REIT under the Code, our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of stock may be owned, directly or indirectly, by five or fewer “individuals” (as defined in the Code to include certain entities such as private foundations) during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock. The relevant sections of our charter provide that, after the closing of this offering and subject to the exceptions and constructive ownership rules described below, no person, entity or group (as defined in Rule 13d-3 promulgated pursuant to the Exchange Act) may beneficially own more than 9.8% in value of the aggregate outstanding shares of our stock or more than 9.8% in value or number (whichever is more restrictive) of the outstanding shares of our common stock. We refer to these restrictions as the “ownership limits.”

The applicable constructive ownership rules under the Code are complex and may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned by one individual or entity. As a result, the acquisition of less than 9.8% in value of our outstanding stock or less than 9.8% in value or number of our outstanding shares of common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own beneficially or constructively in excess of 9.8% in value of our outstanding stock or 9.8% in value or number of our outstanding shares of common stock.

In addition to the ownership limits, our charter prohibits any person from actually or constructively owning shares of our stock following the completion of this offering to the extent that such ownership would cause any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such (including, but not limited to, as a result of causing any entity that we intend to treat as an eligible independent contractor to fail to qualify as such). Our charter also prohibits any person from beneficially owning shares of our stock to the extent that such ownership would result in our being “closely held” within the meaning of Section 856(h) of the Code, without regard to whether the ownership interest is held during the last half of a taxable year.

Our board of directors may, in its sole discretion, exempt a person from the ownership limits and the other limits on ownership and transfer of our stock described above, and may establish a different limit on ownership for any such person. However, the board of directors may not exempt any person whose ownership of our outstanding stock in violation of these limits would result in our failing to qualify as a REIT. In order to be considered by the board of directors for exemption, a person must make such representations and undertakings as are reasonably necessary to ascertain that such person’s beneficial or constructive ownership of our stock will not now or in the future jeopardize our ability to qualify as a REIT under the Code and must agree that any violation or attempted violation of such representations or undertakings will result in the shares of stock being automatically transferred to a trust as described below. As a condition of its waiver, our board of directors may require an opinion of counsel or IRS ruling satisfactory to our board of directors with respect to our qualification as a REIT and may impose such other conditions as it deems appropriate in connection with the granting of the waiver.

In connection with the waiver of the ownership limits or at any other time, our board of directors may from time to time increase the ownership limits for one or more persons and decrease the ownership limits for all other persons; provided that the new ownership limits may not, after giving effect to such increase, result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interests are held during the last half of a taxable year). Reduced ownership limits will not apply to any person whose percentage ownership of our shares of common stock or total shares of stock, as applicable, is in excess of such a decreased ownership limits until such time as such person’s percentage of our shares of common stock or total shares of stock, as applicable, equals or falls below the decreased ownership limits, but any further acquisition of our shares of common stock or total shares of stock, as applicable, in excess of such percentage ownership of our shares of common stock or total shares of stock will be in violation of the ownership limits.

Our charter further prohibits:

•

any person from transferring shares of our stock after the date on which the shares of our stock are beneficially owned by 100 or more persons if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution); and

•

any person from beneficially or constructively owning shares of our stock after the closing of this offering if such ownership would result in our failing to qualify as a REIT, including, but not limited to, as a result of any hotel management company failing to qualify as an “eligible independent contractor”.

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limits or any of the other foregoing restrictions on transferability and ownership will be required to give notice to us immediately (or, in the case of a proposed or attempted transaction, at least 15 days prior to such transaction) and provide us with such other information as we may request in order to determine the effect of such transfer on our qualification as a REIT. The foregoing provisions on transferability and ownership will not apply if our board of directors determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

Pursuant to our charter, if there is any purported transfer of our stock or other event that, if effective, would violate any of the restrictions described above, then the number of shares causing the violation (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by us, except that any transfer that results in the violation of the restriction relating to our stock being beneficially owned by fewer than 100 persons will be automatically void and of no force or effect. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in a transfer to the trust. Any dividend or other distribution paid to the purported transferee, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand for distribution to the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable restriction contained in our charter, then the transfer of the excess shares will be automatically void and of no force or effect.

Shares of our stock transferred to the trustee are deemed to be offered for sale to us or our designee at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market price at the time of such devise or gift) and (ii) the market price on the date we accept, or our designee accepts, such offer. We have the right to accept such offer until the trustee has sold the shares of our stock held in the trust pursuant to the clauses discussed below. Upon a sale to us, the interest of the charitable beneficiary in the shares sold terminates and the trustee must distribute the net proceeds of the sale to the purported transferee, except that the trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee prior to our discovery that the shares had been transferred to the trust and that is owned by the purported transferee to the trustee as described above. Any net sale proceeds in excess of the amount payable to the purported transferee shall be immediately paid to the charitable beneficiary and any dividends or other distributions held by the trustee with respect to such stock will be paid to the charitable beneficiary.

If we do not buy the shares, the trustee must, as soon as reasonably practicable (and, if our shares are listed on a national exchange, within 20 days) after receiving notice from us of the transfer of shares to the trust, sell the shares to a person or entity designated by the trustee who could own the shares without violating the restrictions described above. After that, the trustee must distribute to the purported transferee an amount equal to the lesser of (i) the price paid by the purported transferee for the shares or, if the purported transferee did not give value for the shares in connection with the event causing the shares to be held in trust (e.g., in the case of a gift, devise or other such transaction), the market price of the shares on the day of the event causing the shares to be held in the trust, and (ii) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the purported transferee by the amount of any dividends or other distributions that we paid to the purported transferee before our discovery that the shares had been transferred to the trust and that is owed by the purported transferee to the trustee as described above. Any net sales proceeds in excess of the amount payable to the purported transferee will be immediately paid to the charitable beneficiary, together with any dividends or other distributions thereon. In addition, if prior to discovery by us that shares of our stock have been transferred to a trust, such shares of stock are sold by a purported transferee, then such shares shall be deemed to have been sold on behalf of the trust and to the extent that the purported transferee received an amount for or in respect of such shares that exceeds the amount that such purported transferee was entitled to receive, such excess amount shall be paid to the trustee upon demand. The purported transferee has no rights in the shares held by the trustee.

The trustee shall be designated by us and shall be unaffiliated with us and with any purported transferee. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the beneficiary, all dividends and other distributions paid by us with respect to the shares, and may also exercise all voting rights with respect to the shares.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a purported transferee prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

In addition, if our board of directors determines in good faith that a proposed transfer would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors will take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing the company to redeem shares of common stock or preferred stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock shall, upon request, provide us written notice of the person’s name and address, the number of shares of each class and series of our stock that the person beneficially owns and a description of the manner in which the shares are held. Each such owner shall also provide us with such additional information as we may request in order to determine the effect, if any, of such owner’s beneficial ownership on our qualification as a REIT and to ensure compliance with the ownership limits. In addition, each beneficial owner or constructive owner of our stock, and any person (including the stockholder of record) who is holding shares of our stock for a beneficial owner or constructive owner shall, upon demand, be required to provide us with such information as we may request in good faith in order to determine our qualification as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance.

All certificates representing shares of capital stock, if any, will bear a legend referring to the restrictions described above.

These ownership limits could delay, defer or prevent a transaction or a change in control that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “CVW.”

Transfer Agent and Registrar

We expect the transfer agent and registrar for our shares of common stock to be             .

MATERIAL PROVISIONS OF MARYLAND LAW AND OF OUR CHARTER AND BYLAWS

The following summary of certain provisions of Maryland law and of our charter and bylaws does not purport to be complete and is subject to and qualified in its entirety by reference to Maryland law and to our charter and bylaws, copies of which are filed as exhibits to the registration statement of which this prospectus forms a part. See “Where You Can Find More Information.”

Number of Directors; Vacancies

Our articles of incorporation and bylaws provide that the number of our directors may be established by our board of directors but may not be more than 15. Our articles of incorporation also provides that, at such time as we have at least three independent directors and a class of our common shares or preferred shares is registered under the Exchange Act, we elect to be subject to the provision of Subtitle 8 of Title 3 of the MGCL regarding the filling of vacancies on our board of directors. Accordingly, at such time, except as may be provided by our board of directors in setting the terms of any class or series of shares, any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Each of our directors will be elected by our stockholders to serve for a one-year term and until his or her successor is duly elected and qualifies. A plurality of all votes cast on the matter at a meeting of stockholders at which a quorum is present is sufficient to elect a director. The presence in person or by proxy of stockholders entitled to cast a majority of all the votes entitled to be cast at a meeting constitutes a quorum.

Removal of Directors

Our articles of incorporation provides that, subject to the rights of holders of any series of preferred shares, a director may be removed only for “cause,” and then only by the affirmative vote of at least a majority of the votes entitled to be cast generally in the election of directors. For this purpose, “cause” means, with respect to any particular director, conviction of a felony or a final judgment of a court of competent jurisdiction holding that such director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. These provisions, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, generally precludes stockholders from removing incumbent directors without “cause” and filling the vacancies created by such removal with their own nominees.

Policy on Majority Voting

Our board of directors will adopt a policy regarding the election of directors in uncontested elections. Pursuant to such policy, in an uncontested election of directors, any nominee who receives a greater number of votes affirmatively withheld from his or her election than votes for his or her election will, within two weeks following certification of the stockholder vote by our company, submit a written resignation offer to our board of directors for consideration by our Nominating and Corporate Governance Committee. Our Nominating and Corporate Governance Committee will consider the resignation offer and, within 60 days following certification by our company of the stockholder vote with respect to such election, will make a recommendation to our board of directors concerning the acceptance or rejection of the resignation offer. Our board of directors will take formal action on the recommendation no later than 90 days following certification of the stockholder vote by our company. We will publicly disclose, in a Form 8-K filed with the SEC, the decision of our board of directors. Our board of directors will also provide an explanation of the process by which the decision was made and, if applicable, its reason or reasons for rejecting the tendered resignation.

Business Combinations

Under certain provisions of the MGCL, certain “business combinations,” including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and an “interested stockholder” or, generally, any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting shares or an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting shares of common stock of the corporation, or an affiliate of such an interested stockholder, are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of common stock of the corporation and (b) two-thirds of the votes entitled to be cast by holders of voting shares of common stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder, unless, among other conditions, the corporation’s stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. Under the MGCL, a person is not an “interested stockholder” if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. A corporation’s board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combination between us and any other person or entity from the business combination provisions of the MGCL. Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution, with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock.

Control Share Acquisitions

The MGCL provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by the affirmative vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of common stock in a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (1) a person who makes or proposes to make a control share acquisition, (2) an officer of the corporation or (3) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares which, if aggregated with all other such shares owned by the acquirer, or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power: (A) one-tenth or more but less than one-third, (B) one-third or more but less than a majority or (C) a majority or more of all voting power. Control shares do not include shares that the acquirer is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting.

If voting rights are not approved at the meeting or if the acquirer does not deliver an acquiring person statement as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders’ meeting and the acquirer becomes entitled to exercise or direct the exercise of a majority of all voting power, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquirer in the control share acquisition.

The control share acquisition statute does not apply to (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) acquisitions approved or exempted by the articles of incorporation or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our shares, and this provision of our bylaws may not be amended without the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. However, there is no assurance that such provision will not be amended or eliminated at any time in the future.

Subtitle 8

Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its articles of incorporation or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the articles of incorporation or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.

Our articles of incorporation provides that, at such time as we are eligible to make a Subtitle 8 election, we elect to be subject to the provision of Subtitle 8 that requires that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our articles of incorporation and bylaws unrelated to Subtitle 8, we already (1) require the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter for the removal of any director from the board, which removal will be allowed only for cause, (2) vest in the board the exclusive power to fix the number of directorships and (3) provide that special meetings of stockholders may only be called by our Chairman, President, Chief Executive Officer or the board of directors.

Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast a majority of all the votes entitled to be cast on such matter at such meeting.

Action by Stockholders

Under the MGCL, stockholder action can be taken only at an annual or special meeting of stockholders or by unanimous written consent in lieu of a meeting unless the charter provides for a lesser percentage (which our charter currently does not). These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders discussed below, may have the effect of delaying consideration of a stockholder proposal.

Mergers; Extraordinary Transactions

Under the MGCL, a Maryland corporation generally cannot merge with another entity unless advised by its board of directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s articles of incorporation. Our articles of incorporation will provide that these mergers may be approved by less than a majority of all of the votes entitled to be cast on the matter. Our articles of incorporation will also provide that we may sell or transfer all or substantially all of our assets if approved by our board of directors and by the affirmative vote of at least a majority of the votes entitled to be cast on the matter. However, many of our operating assets will be held by our subsidiaries, and these subsidiaries may be able to sell all or substantially all of their assets or merge with another entity without the approval of our stockholders.

Amendment to Our Articles of Incorporation and Bylaws

Under the MGCL, a Maryland corporation generally cannot amend its articles of incorporation unless advised by its board of directors and approved by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter unless a different percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s articles of incorporation.

Except for amendments to the provisions of our articles of incorporation related to (i) the approval of extraordinary transactions and the vote required to amend the provision regarding amendments to the extraordinary transaction approval provision itself (each of which require the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter), and (ii) certain amendments described in the articles of incorporation that require only approval by the board of directors, our articles of incorporation may be amended only with the approval of our board of directors and the affirmative vote of at least a majority of all of the votes entitled to be cast on the matter.

Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

No Stockholder Rights Plan

We have no stockholder rights plan. In the future, we will not adopt a stockholder rights plan unless our stockholders approve in advance the adoption of a plan or, if adopted by our board of directors, we will submit the stockholder rights plan to our stockholders for a ratification vote within 12 months of adoption or the plan will terminate.

Our Termination

Our articles of incorporation provides for us to have a perpetual existence. Our termination must be approved by a majority of our entire board of directors and the affirmative vote of at least a majority of all of the votes entitled to be cast on the matter.

Advance Notice of Director Nominations and New Business

Our bylaws provide that, with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors at an annual meeting and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of our board of directors or (3) by a stockholder of record both at the time of giving notice and at the time of the annual meeting and who is entitled to vote at the meeting and has complied with the advance notice provisions set forth in our bylaws. Our bylaws currently require the stockholder generally to provide notice to the secretary containing the information required by our bylaws not less than 120 days nor more than 150 days prior to the first anniversary of the date of our proxy statement for the preceding year’s annual meeting.

With respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only (1) by or at the direction of our board of directors or (2) provided that our board of directors has determined that directors will be elected at such meeting, by a stockholder of record at the time of giving notice and who is entitled to vote at the meeting in the election of each individual so nominated and has complied with the advance notice provisions set forth in our bylaws. Such stockholder may nominate one or more individuals, as the case may be, for election as a director if the stockholder’s notice containing the information required by our bylaws is delivered to the secretary not earlier than the 120th day prior to such special meeting and not later than 5:00 p.m., eastern time, on the later of (1) the 90th day prior to such special meeting or (2) the tenth day following the day on which public announcement is first made of the date of the special meeting and the proposed nominees of our board of directors to be elected at the meeting.

Anti-takeover Effect of Certain Provisions of Maryland Law and of Our Articles of incorporation and Bylaws

If the applicable exemption in our bylaws is repealed and the applicable resolution of our board of directors is repealed, the control share acquisition provisions and the business combination provisions of the MGCL, respectively, as well as the provisions in our articles of incorporation and bylaws, as applicable, on removal of directors and the filling of director vacancies and the restrictions on ownership and transfer of shares of common stock, together with the advance notice and stockholder-requested special meeting provisions of our bylaws, alone or in combination, could serve to delay, deter or prevent a transaction or a change in our control that might involve a premium price for holders of our common shares or otherwise be in their best interests.

Indemnification and Limitation of Directors’ and Officers’ Liability

Our articles of incorporation authorizes us, and our bylaws require us, to the maximum extent permitted by Maryland law, to indemnify (i) any present or former director or officer or (ii) any individual who, while serving as our director or officer and at our request, serves or has served as a director, director, officer, partner, member, manager, employee or agent of another corporation, corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or any other enterprise, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her service in such capacity or capacities, and to pay or reimburse his or her reasonable expenses in advance of final disposition of such a proceeding. Upon completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that provide for indemnification to the maximum extent permitted by Maryland law and advancements by us of certain expenses and costs relating to claims, suits or proceedings arising from their service to us.

Maryland law permits a Maryland corporation to include in its articles of incorporation a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active or deliberate dishonesty established by a final judgment as being material to the cause of action. Our articles of incorporation contain a provision which limits the liability of our directors and officers to the maximum extent permitted by Maryland law.

Insofar as the foregoing provisions permit indemnification of directors, officers or persons controlling us for liability arising under the Securities Act, we have been informed that in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

REIT Qualification

Our articles of incorporation provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interest to continue to qualify as a REIT.

OUR OPERATING PARTNERSHIP AND THE PARTNERSHIP AGREEMENT

The following summary of the terms of the agreement of limited partnership of our operating partnership does not purport to be complete and is subject to and qualified in its entirety by reference to the Amended and Restated Agreement of Limited Partnership of Clearview Hotel Operating Partnership, LP, a copy of which is an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”

Management

We are the sole general partner of our operating partnership, which is organized as a Delaware limited partnership. We will conduct substantially all of our operations and make substantially all of our investments through the operating partnership. Pursuant to the partnership agreement, we will have full, exclusive and complete responsibility and discretion in the management and control of the operating partnership, including the ability to cause the operating partnership to enter into certain major transactions including acquisitions, dispositions, refinancings and selection of lessees, make distributions to partners, and to cause changes in the operating partnership’s business activities.

Transferability of Interests

We may not voluntarily withdraw from the operating partnership or transfer or assign our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets in a transaction which results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50% of the partnership interests of the limited partners (other than those held by our company or its subsidiaries);

•

as a result of such a transaction, all limited partners (other than our company or its subsidiaries), will receive for each partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of shares of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer shall have been made to and accepted by the holders of more than 50% of the outstanding shares of common stock, each holder of OP units (other than those held by our company or its subsidiaries) shall be given the option to exchange its OP units for the greatest amount of cash, securities or other property that a limited partner would have received had it (A) exercised its redemption right (described below) and (B) sold, tendered or exchanged pursuant to the offer shares of common stock received upon exercise of the redemption right immediately prior to the expiration of the offer; or

•

we are the surviving entity in the transaction and either (A) our stockholders do not receive cash, securities or other property in the transaction or (B) all limited partners (other than our company or our subsidiaries) receive for each partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.

We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than OP units held by us, are contributed, directly or indirectly, to the partnership as a capital contribution in exchange for OP units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement and the partnership agreement shall be amended after any such merger or consolidation so as to arrive at a new method of calculating the amounts payable upon exercise of the redemption right that approximates the existing method for such calculation as closely as reasonably possible.

We also may (i) transfer all or any portion of our general partnership interest to (A) a wholly owned subsidiary or (B) a parent company, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange on which shares of our common stock are listed.

Capital Contributions

We will contribute, directly, to our operating partnership substantially all of the net proceeds of this offering as our initial capital contribution in exchange for substantially all of the limited partnership interests in our operating partnership. The partnership agreement provides that if the operating partnership requires additional funds at any time in excess of funds available to the operating partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the operating partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the net proceeds of any future offering of shares as additional capital to the operating partnership. If we contribute additional capital to the operating partnership, we will receive additional OP units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional capital contributions and the value of the operating partnership at the time of such contributions. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the operating partnership, we will revalue the property of the operating partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners under the terms of the partnership agreement if there were a taxable disposition of such property for its fair market value (as determined by us) on the date of the revaluation. The operating partnership may issue preferred partnership interests, in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the operating partnership, including the partnership interests we own as the general partner.

Redemption Rights

Pursuant to the partnership agreement, any future limited partners, other than us, will receive redemption rights, which will enable them to cause the operating partnership to redeem their limited partnership interests in exchange for cash or, at our option, shares of our common stock on a one-for-one basis. The cash redemption amount per unit is based on the market price of our common stock at the time of redemption. The number of shares of common stock issuable upon redemption of limited partnership interests held by limited partners may be adjusted upon the occurrence of certain events such as share dividends, share subdivisions or combinations. We expect to fund any cash redemptions out of available cash or borrowings. Notwithstanding the foregoing, a limited partner will not be entitled to exercise its redemption rights if the delivery of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the stock ownership limit in our charter;

•	result in our shares of common stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Code;

•

cause us to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of ours, the operating partnership’s or a subsidiary partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code;

•

cause us to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any hotel management company failing to qualify as an eligible independent contractor under the Code; or

•

cause the acquisition of shares of common stock by such redeeming limited partner to be “integrated” with any other distribution of common stock for purposes of complying with the registration provisions of the Securities Act.

We may, in our sole and absolute discretion, waive any of these restrictions.

The partnership agreement will require that the operating partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT and to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Code.

In addition to the administrative and operating costs and expenses incurred by the operating partnership, the operating partnership generally will pay all of our administrative costs and expenses, including:

•	all expenses relating to our continuity of existence and our subsidiaries’ operations;

•	all expenses relating to offerings and registration of securities;

•	all expenses associated with the preparation and filing of any of our periodic or other reports and communications under U.S. federal, state or local laws or regulations;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body;

•	all of our other operating or administrative costs incurred in the ordinary course of business on behalf of the operating partnership.

These expenses, however, do not include any of our administrative and operating costs and expenses incurred that are attributable to hotels that are owned by us directly rather than by the operating partnership or its subsidiaries.

Fiduciary Responsibilities

Our directors and officers have duties under applicable Maryland law to manage us in a manner consistent with the best interests of our stockholders. At the same time, we, as the general partner of our operating partnership, will have fiduciary duties to manage our operating partnership in a manner beneficial to our operating partnership and its partners. Our duties, as general partner to our operating partnership and its limited partners, therefore, may come into conflict with the duties of our directors and officers to our stockholders. The limited partners of our operating partnership expressly will acknowledge that as the general partner of our operating partnership, we are acting for the benefit of the operating partnership, the limited partners and our stockholders collectively. We will be under no obligation to give priority to the separate interests of the limited partners of our operating partnership or our stockholders in deciding whether to cause the operating partnership to take or decline to take any actions. If there is a conflict between the interests of our stockholders on one hand and the limited partners on the other hand, we will endeavor in good faith to resolve the conflict in a manner not adverse to either of our stockholders or the limited partners; provided, however, that for so long as we own a controlling interest in the operating partnership, any such conflict that cannot be resolved in a manner not adverse to either our stockholders or the limited partners will be resolved in favor of our stockholders.

Distributions

The partnership agreement will provide that, subject to the terms of any preferred partnership interests, the operating partnership will make non-liquidating distributions at such time and in such amounts as determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the operating partnership.

Upon liquidation of the operating partnership, after payment of, or adequate provision for, debts and obligations of the partnership, including any partner loans and subject to the terms of any preferred partnership interests, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.

Allocations

In the event that our operating partnership has outside partners and is treated as a partnership for federal income tax purposes, profits and losses of the partnership (including depreciation and amortization deductions) for each taxable year generally will be allocated to us and the other limited partners in accordance with the respective percentage interests in the partnership, subject to the terms of any preferred partnership interests. Limited partners that agree to restore a portion of any deficit balance in their capital account upon liquidation may be allocated a larger share of certain partnership losses. All of the foregoing allocations are subject to compliance with the provisions of Sections 704(b) and 704(c) of the Code and Treasury regulations promulgated thereunder. To the extent Treasury regulations promulgated pursuant to Section 704(c) of the Code permit, we, as the general partner, shall have the authority to elect the method to be used by the operating partnership for allocating items with respect to any contributed property acquired in connection with this offering for which fair market value differs from the adjusted tax basis at the time of contribution, or with respect to properties that are revalued and carried for purposes of maintaining capital accounts at a value different from adjusted tax basis at the time of revaluation, and such election shall be binding on all partners. In the absence of outside partners, an operating partnership will be disregarded as a separate entity for federal income tax purposes, so that we are treated as owning and earning all of its assets and income and the provisions relating to tax allocations shall have no practical effect.

Term

The operating partnership will continue indefinitely, or until sooner dissolved upon:

•	our bankruptcy, dissolution, removal or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days after the sale or other disposition of all or substantially all of the assets of the partnership;

•	the redemption of all OP units (other than those held by us, if any) unless we decide to continue the partnership by the admission of one or more general partners; or

•	an election by us in our capacity as the general partner.

Tax Matters

Our partnership agreement will provide that we, as the sole general partner of the operating partnership, will be the tax matters partner of the operating partnership and, as such, will have authority to handle tax audits and to make tax elections under the Code on behalf of the operating partnership.

SHARES ELIGIBLE FOR FUTURE SALE

General

Prior to this offering, there has been no public market for our common stock. Trading of our common stock on the NYSE is expected to commence immediately following the completion of this offering. No prediction can be made as to the effect, if any, that future sales of shares or the availability of shares for future sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock.

Upon completion of this offering, we will have outstanding an aggregate of approximately              shares of our common stock consisting of              shares sold in this offering and              shares issued to our non-employee directors, and excluding              shares issuable in the future under our 2010 Equity Incentive Plan. The shares of common stock sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless the shares are held by any of our “affiliates,” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with the issuer. The shares of our common stock owned by our affiliates upon redemption of OP units will be “restricted shares” as defined in Rule 144. Restricted securities may be sold in the public market only if registered under the securities laws or if they qualify for an exemption from registration, including an exemption under Rule 144, as described below.

Rule 144

In general, Rule 144 provides that if (i) one year has elapsed since the date of acquisition of shares of common stock from us or any of our affiliates and (ii) the holder is not, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares in the public market under Rule 144(b)(1) without regard to the volume limitations, manner of sale provisions, public information requirements or notice requirements under such rule. In general, Rule 144 also provides that if (i) six months have elapsed since the date of acquisition of shares of common stock from us or any of our affiliates, (ii) we have been a reporting company under the Exchange Act for at least 90 days and (iii) the holder is not, and has not been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s public information requirements, but without regard to the volume limitations, manner of sale provisions or notice requirements under such rule.

In addition, under Rule 144, if (i) one year (or, subject to us being a reporting company under the Exchange Act for at least the preceding 90 days, six months) has elapsed since the date of acquisition of shares of common stock from us or any of our affiliates and (ii) the holder is, or has been, an affiliate of ours at any time during the three months preceding the proposed sale, such holder may sell such shares in the public market under Rule 144(b)(1) subject to satisfaction of Rule 144’s volume limitations, manner of sale provisions, current public information requirements and notice requirements.

Grants Under the 2010 Equity Incentive Plan

We intend to adopt our 2010 Equity Incentive Plan prior to the completion of this offering, and upon completion of this offering, we will grant              shares of our restricted stock under the equity incentive plan to our non-employee directors and intend to reserve an additional              shares of our common stock for issuance under our 2010 Equity Incentive Plan.

Following completion of this offering, we intend to file with the SEC a Registration Statement or Form S-8 covering the shares of common stock issuable under our 2010 Equity Incentive Plan. Shares of our common stock covered by this registration statement, will be eligible for transfer or resale without restriction under the Securities Act unless held by affiliates.

Lock-up Agreements

We and each of our executive officers and directors have agreed that, subject to certain exceptions, such person or entity will not (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of common stock or securities convertible into or exchangeable or exercisable for any of our common stock, or (2) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of common stock or such other securities, in cash or otherwise) or publicly disclose the intention to make any offer, sale, pledge, disposition, filing, swap or other arrangement, in each case without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and UBS Securities LLC for a period of 180 days after the date of this prospectus. At any time and without public notice, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and UBS Securities LLC may, in their sole discretion, release some or all of the securities from these lock-up agreements. Notwithstanding the foregoing, if (1) during the period that begins on the date that is 15 calendar days plus three business days before the last day of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the restrictions described above shall continue to apply until the date that is 15 calendar days plus three business days after the date of the issuance of the earnings release or the occurrence of the material news or material event.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summary addresses U.S. federal income tax considerations related to our election to be subject to tax as a REIT that we anticipate to be material to holders of our common stock. This summary does not address any foreign, state, or local tax consequences of holding our common stock. The provisions of the Code concerning the U.S. federal income tax treatment of a REIT are highly technical and complex; the following discussion sets forth only certain aspects of those provisions. This summary is intended to provide you with general information only and is not intended as a substitute for careful tax planning.

This summary is based on provisions of the Code, applicable final and temporary Treasury Regulations, judicial decisions, and administrative rulings and practice, all in effect as of the date of this prospectus, and should not be construed as legal advice. No assurance can be given that future legislative or administrative changes or judicial decisions will not affect the accuracy of the descriptions or conclusions contained in this summary. In addition, any such changes may be retroactive and apply to transactions entered into prior to the date of their enactment, promulgation or release. We do not expect to seek a ruling from the IRS regarding any of the U.S. federal income tax issues discussed in this prospectus, and no assurance can be given that the IRS will not challenge any of the positions we take and that such a challenge will not succeed. This discussion is for your general information only and is not tax advice. It does not purport to address all aspects of federal income taxation that may be relevant to you in light of your particular investment circumstances, or if you are a type of investor subject to special tax rules. Prospective purchasers of our common stock are urged to consult their tax advisors prior to any investment in our common stock concerning the potential U.S. federal, state, local, and foreign tax consequences of the investment with specific reference to their own tax situations.

Except as otherwise noted, references in this discussion of “Material U.S. Federal Income Tax Considerations” to “we,” “our,” “us” and “our company” refer to Clearview Hotel Trust, Inc.

Taxation of Our Company

We intend to elect to be taxed as a REIT effective for our calendar year ending December 31, 2010. We believe that we are organized, and expect to operate, in such a manner to qualify for taxation as a REIT.

In connection with this offering, we will receive an opinion of Goodwin Procter LLP to the effect that we have been and are organized in conformity with the requirements for qualification and taxation as a REIT under the Code and our prior, current and proposed ownership and method of operations will allow us to satisfy the requirements for qualification and taxation as a REIT under the Code, commencing with our taxable year ending December 31, 2010. The opinion of Goodwin Procter LLP will be based on various assumptions and on our representations to Goodwin Procter LLP concerning our current and continuing organization, our prior, current and proposed ownership and operations, our stockholders’ current and future relationships with our hotel management companies, our hotel managers’ qualification as “eligible independent contractors” under the Code, and other matters relating to our ability to qualify as a REIT. The opinion will be expressly conditioned upon the accuracy of such assumptions and representations, which Goodwin Procter LLP will not verify. Moreover, our qualification and taxation as a REIT will depend upon our ability to meet, through actual annual operating results, distribution levels, and diversity of stock ownership, the various and complex REIT qualification tests imposed under the Code, the results of which will not be reviewed or verified by Goodwin Procter LLP. See “— Qualification as a REIT” below. Our qualification also will depend on our hotel managers’ qualification as eligible independent contractors, which will not be under our sole control. Accordingly, no assurance can be given that we will in fact satisfy such requirements. The opinion of Goodwin Procter LLP will be based upon current law, which is subject to change either prospectively or retroactively. Opinions of counsel impose no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed, or if any subsequent change in the applicable law. Changes in applicable law could modify the conclusions expressed in the opinion. Unlike a ruling from the IRS, an opinion of Goodwin Procter LLP is not binding on the IRS, and no assurance can be given that the IRS could not successfully challenge our qualification as a REIT.

If we qualify as a REIT, we generally will be allowed to deduct dividends paid to our stockholders, and, as a result, we generally will not be subject to U.S. federal income tax on that portion of our ordinary income and net capital gain that we currently distribute to our stockholders. We expect to make distributions to our stockholders on a regular basis as necessary to avoid material U.S. federal income tax and to comply with the REIT requirements. See “—Qualification as a REIT—Annual Distribution Requirements” below.

Notwithstanding the foregoing, even if we qualify for taxation as a REIT, we nonetheless may be subject to U.S. federal income tax in certain circumstances, including the following:

•	We will be required to pay U.S. federal income tax on our undistributed REIT taxable income, including net capital gain;

•	We may be subject to the “alternative minimum tax”;

•	We may be subject to tax at the highest corporate rate on certain income from “foreclosure property” (generally, property acquired by reason of default on a lease or indebtedness held by us);

•

We will be subject to a 100% U.S. federal income tax on net income from “prohibited transactions” (generally, certain sales or other dispositions of property, sometimes referred to as “dealer property,” held primarily for sale to customers in the ordinary course of business) unless the gain is realized in a TRS or such property has been held by us for two years and certain other requirements are satisfied;

•

If we fail to satisfy the 75% gross income test or the 95% gross income test (discussed below), but nonetheless maintain our qualification as a REIT pursuant to certain relief provisions, we will be subject to a 100% U.S. federal income tax on the greater of (i) the amount by which we fail the 75% gross income test or (ii) the amount by which we fail the 95% gross income test, in either case, multiplied by a fraction intended to reflect our profitability;

•

If we fail to satisfy any of the asset tests, other than the 5% or the 10% asset tests that qualify under the De Minimis Exception, and the failure qualifies under the General Exception, as described below under “—Qualification as a REIT—Asset Tests,” then we will have to pay an excise tax equal to the greater of (i) $50,000 and (ii) an amount determined by multiplying the net income generated during a specified period by the assets that caused the failure by the highest U.S. federal income tax applicable to corporations;

•

If we fail to satisfy any REIT requirements other than the income test or asset test requirements, described below under “—Qualification as a REIT—Income Tests” and “—Qualification as a REIT—Asset Tests,” respectively, and we qualify for a reasonable cause exception, then we will have to pay a penalty equal to $50,000 for each such failure;

•	We will be subject to a 4% excise tax if certain distribution requirements are not satisfied;

•

We may be required to pay monetary penalties to the IRS in certain circumstances, including if we fail to meet record-keeping requirements intended to monitor our compliance with rules relating to the composition of a REIT’s stockholders, as described below in “—Recordkeeping Requirements”;

•

If we dispose of an asset acquired by us from a C corporation in a transaction in which we took the C corporation’s tax basis in the asset, we may be subject to tax at the highest regular corporate rate on the appreciation inherent in such asset as of the date of acquisition by us;

•

We will be required to pay a 100% tax on any redetermined rents, redetermined deductions, and excess interest. In general, redetermined rents are rents from real property that are overstated as a result of services furnished to any of our non-TRS tenants by one of our TRSs. Redetermined deductions and excess interest generally represent amounts that are deducted by a TRS for amounts paid to us that are in excess of the amounts that would have been deducted based on arm’s-length negotiations; and

•	Income earned by our TRSs or any other subsidiaries that are C corporations will be subject to tax at regular corporate rates.

No assurance can be given that the amount of any such U.S. federal income taxes will not be substantial. In addition, we and our subsidiaries may be subject to a variety of taxes, including payroll taxes and state, local and foreign income, property and other taxes on their assets and operations. We could also be subject to tax in situations and on transactions not presently contemplated.

Qualification as a REIT

In General

The REIT provisions of the Code apply to a domestic corporation, trust, or association (i) that is managed by one or more trustees or directors, (ii) the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest, (iii) that properly elects to be taxed as a REIT and such election has not been terminated or revoked, (iv) that is neither a financial institution nor an insurance company, (v) that uses a calendar year for U.S. federal income tax purposes and complies with applicable recordkeeping requirements, and (vi) that meets the additional requirements discussed below.

Ownership Tests

Commencing with our second REIT taxable year, (i) the beneficial ownership of our common stock must be held by 100 or more persons during at least 335 days of a 12-month taxable year (or during a proportionate part of a taxable year of less than 12 months) for each of our taxable years and (ii) during the last half of each taxable year, no more than 50% in value of our stock may be owned, directly or indirectly, by or for five or fewer individuals (the “5/50 Test”). Stock ownership for purposes for the 5/50 Test is determined by applying the constructive ownership provisions of Section 544(a) of the Code, subject to certain modifications. The term “individual” for purposes of the 5/50 Test includes a private foundation, a trust providing for the payment of supplemental unemployment compensation benefits, and a portion of a trust permanently set aside or to be used exclusively for charitable purposes. A “qualified trust” described in Section 401(a) of the Code and exempt from tax under Section 501(a) of the Code generally is not treated as an individual; rather, shares held by it are treated as owned proportionately by its beneficiaries.

We believe that we will satisfy the above ownership requirements. In addition, our charter restricts ownership and transfers of our stock that would violate these requirements, although these restrictions may not be effective in all circumstances to prevent a violation. We will be deemed to have satisfied the 5/50 Test for a particular taxable year if we have complied with all the requirements for ascertaining the ownership of our outstanding stock in that taxable year and have no reason to know that we have violated the 5/50 Test.

Income Tests

In order to maintain qualification as a REIT, we must annually satisfy two gross income requirements:

(1) First, at least 75% of our gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived, directly or indirectly, from investments relating to real property or mortgages on real property or from certain types of temporary investments (or any combination thereof). Qualifying income for the purposes of this 75% gross income test generally includes: (a) rents from real property, (b) interest on debt secured by mortgages on real property or on interests in real property, (c) dividends or other distributions on, and gain from the sale of, shares in other REITs, (d) gain from the sale of real estate assets (other than gain from prohibited transactions), (e) income and gain derived from foreclosure property, and (f) income from certain types of temporary investments; and

(2) Second, in general, at least 95% of our gross income (excluding gross income from prohibited transactions and certain other income and gains as described below) for each taxable year must be derived from the real property investments described above and from other types of dividends and interest, gain from the sale or disposition of stock or securities that are not dealer property, or any combination of the above.

For purposes of the 75% and the 95% gross income tests, we are treated as receiving our proportionate share of our operating partnership’s gross income.

If we fail to satisfy one or both of the 75% or the 95% gross income tests, we may nevertheless qualify as a REIT for a particular year if we are entitled to relief under certain provisions of the Code. Those relief provisions generally will be available if our failure to meet such tests is due to reasonable cause and not due to willful neglect and we file a schedule describing each item of our gross income for such year(s) in accordance with the applicable Treasury Regulations. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. As discussed above in “— Taxation of Our Company,” even if these relief provisions were to apply, we would be subject to U.S. federal income tax to the extent we fail to meet the 75% or 95% gross income tests.

Foreclosure property. Foreclosure property is real property (including interests in real property) and any personal property incident to such real property (1) that is acquired by a REIT as a result of the REIT having bid in the property at foreclosure, or having otherwise reduced the property to ownership or possession by agreement or process of law, after there was a default (or default was imminent) on a lease of the property or a mortgage loan held by the REIT and secured by the property, (2) for which the related loan or lease was made, entered into or acquired by the REIT at a time when default was not imminent or anticipated and (3) for which such REIT makes an election to treat the property as foreclosure property. REITs generally are subject to tax at the maximum corporate rate (currently 35%) on any net income from foreclosure property, including any gain from the disposition of the foreclosure property, other than income that would otherwise be qualifying income for purposes of the 75% gross income test. Any gain from the sale of property for which a foreclosure property election has been made will not be subject to the 100% tax on gains from prohibited transactions described above, even if the property is held primarily for sale to customers in the ordinary course of a trade or business.

Hedging transactions. We may enter into hedging transactions with respect to one or more of our assets or liabilities. Hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements or similar financial instruments. Except to the extent as may be provided by future Treasury Regulations, any income from a hedging transaction which is clearly identified as such before the close of the day on which it was acquired, originated or entered into, including gain from the disposition or termination of such a transaction, will not constitute gross income for purposes of the 95% and 75% gross income tests, provided that the hedging transaction is entered into (i) in the normal course of our business primarily to manage risk of interest rate or price changes or currency fluctuations with respect to indebtedness incurred or to be incurred by us to acquire or carry real estate assets or (ii) primarily to manage the risk of currency fluctuations with respect to any item of income or gain that would be qualifying income under the 75% or 95% income tests (or any property which generates such income or gain). To the extent we enter into other types of hedging transactions, the income from those transactions is likely to be treated as non-qualifying income for purposes of both the 75% and 95% gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our ability to qualify as a REIT.

Foreign currency gains. We may acquire properties located outside of the United States, through a TRS or otherwise. Any foreign currency gains we recognize, to the extent attributable to specified assets or items of qualifying income or gain for purposes of the 75% or 95% gross income test, generally will not constitute gross income for purposes of the applicable test, and therefore will be exempt from such test, provided we do not deal in or engage in substantial and regular trading in securities, which we do not intend to do.

Qualified temporary investment income. Income derived from certain types of temporary investments including temporary stock and debt investments made with the proceeds of this offering, not otherwise treated as qualifying income for the 75% gross income test, generally will nonetheless constitute qualifying income for purposes of the 75% gross income test for the year following this offering. More specifically, qualifying income for purposes of the 75% gross income test includes “qualified temporary investment income,” which generally means any income that is attributable to stock or a debt instrument, is attributable to the temporary investment of new equity capital and certain debt capital, and is received or accrued during the one-year period beginning on the date on which the REIT receives such new capital. After the one year period following this offering, income from investments of the proceeds of this offering will be qualifying income for purposes of the 75% income test only if derived from one of the other qualifying sources enumerated above.

Hotels

Operating revenues from hotels are not qualifying income for purposes of either the 75% or the 95% gross income test. Accordingly, in order for us to generate qualifying income with respect to our hotel investments under the REIT rules, we generally must lease our hotels. Our operating partnership has formed or will form one or more subsidiaries that have elected or will elect to be treated as TRSs and we will lease our initial hotel properties to such TRSs or to TRS lessees that are wholly-owned subsidiaries of such TRSs and that are disregarded for U.S. federal income tax purposes (and references to our TRSs include any such disregarded subsidiaries). In certain instances we may own a hotel through a TRS. Upon completion of this offering, the Management Company will manage our hotels, all of which will be leased to our TRS lessees. In the future, we also may lease a hotel to an unrelated lessee or partially owned lessee or hire other hotel managers.

In general, rent paid by a related party tenant, such as our TRSs, is not qualifying “rents from real property” for purposes of the REIT gross income tests, but rent paid by a TRS to our operating partnership with respect to a lease of a “qualified lodging facility” from the operating partnership is treated as qualifying rents from real property under the REIT rules as long as such TRS does not directly or indirectly operate or manage any hotel or provide rights to any brand name under which any hotel is operated and provided certain other requirements are met. Instead, the hotel must be operated on behalf of the TRS by a person who qualifies as an “eligible independent contractor,” defined as an “independent contractor” who is, or is related to a person who is, actively engaged in the trade or business of operating “qualified lodging facilities” for any person unrelated to us and the TRS. See “— Investments in TRSs” below for a further discussion of the issue and a discussion of the definition of an “independent contractor” and the qualification of the Management Company as an “eligible independent contractor.” A “qualified lodging facility” is a hotel, motel, or other establishment more than one-half of the dwelling units in which are used on a transient basis, provided that wagering activities are not conducted at or in connection with such facility by any person who is engaged in the business of accepting wagers and who is legally authorized to engage in such business at or in connection with such facility. A “qualified lodging facility” includes customary amenities and facilities operated as part of, or associated with, the lodging facility as long as such amenities and facilities are customary for other properties of a comparable size and class owned by other unrelated owners. We expect that our hotels will be qualified lodging facilities. None of our hotels provide wagering or gambling activities, and we believe that the amenities offered at each hotel are customary for properties of comparable size and class. Rent paid by a TRS that fails to qualify as rents from real property under the REIT rules will be non-qualifying income for purposes of the REIT gross income tests.

Two other limitations may affect our ability to treat rent paid by a TRS or other lessee as qualifying rents from real property under the REIT rules. If the rent attributable to personal property leased by the TRS (or other lessee) in connection with a lease of real property is greater than 15% of the total rent under the lease, then the portion of the rent attributable to personal property will not qualify as rents from real property. Also, an amount received or accrued will not qualify as rents from real property for purposes of either the 75% or the 95% gross income test if it is based in whole or in part on the income or profits derived by any person from such property. However, an amount received or accrued will not be excluded from rents from real property solely by reason of being based on a fixed percentage or percentages of receipts or sales. To comply with the prohibition on rent based on net income, the leases will provide that each TRS lessee is obligated to pay our operating partnership a minimum base rent together with a gross percentage rent, at rates intended to equal market rental rates.

In addition, rent paid by a TRS or other lessee that leases a hotel from our operating partnership will constitute rents from real property for purposes of the REIT gross income tests only if the lease is respected as a true lease for U.S. federal income tax purposes and is not treated as a service contract, joint venture, financing arrangement or some other type of arrangement. The determination of whether a lease is a true lease depends upon an analysis of all the surrounding facts and circumstances. We intend to structure our leases so that they qualify as true leases for U.S. federal income tax purposes. However, there are no controlling regulations, published administrative rulings, or judicial decisions involving leases with terms substantially similar to the anticipated leases between our operating partnership and our TRS lessees that discuss whether the leases constitute true leases for U.S. federal income tax purposes. Thus, there can be no assurance that the IRS will not assert a contrary position and that a court will not sustain such a challenge. If any of our hotel leases are re-characterized as service contracts, financing arrangements or partnership agreements, rather than as true leases, part or all of the payment that we receive under such leases would not be considered rent or would otherwise fail the various requirements for qualification as rents from real property.

Finally, for rents received by or attributed to us to qualify as rents from real property, we generally must not furnish or render any services to tenants, other than through a TRS or an independent contractor from whom we derive no income, except that we and our operating partnership may directly provide services that are “usually or customarily rendered” in connection with the rental of properties for occupancy only, or are not otherwise considered rendered to the occupant “for his convenience.” Neither we nor our operating partnership intends to provide any services to our TRSs or any other lessees or tenants.

We intend to structure our ownership and leases of hotels so that, for purposes of both the 75% and the 95% gross income tests, our operating partnership’s investments in hotels generally will give rise to qualifying income in the form of rents from real property, and that gains on the sales of the hotels will also constitute qualifying income. However, no assurance can be given that either the rents or the gains will constitute qualifying income. In that case, we may not be able to satisfy either the 75% or the 95% gross income test and, as a result, could lose our qualification as a REIT.

If the rent we charge our TRS lessees exceeds a market rate of rent, we may be subject to a 100% excise tax.

While income earned by the TRSs and TRS lessees that lease the hotels from us will not be included in our gross income tests, dividends paid by such TRS out of its earnings and gains from the sale of stock of such a TRS would not be qualifying income for purposes of the 75% gross income test, although such dividends and gains would be qualifying income for purposes of the 95% gross income test. Income earned by our TRSs and TRS lessees will be subject to a corporate tax, and if the rent we charge our TRS lessees exceeds a market rate of rent, we may be subject to a 100% excise tax on such excess.

Asset Tests

At the close of each quarter of our taxable year, we must also satisfy four tests relating to the nature of our assets. First, real estate assets, cash and cash items, and government securities must represent at least 75% of the value of our total assets. Second, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Third, of the investments that are not included in the 75% asset class and that are not securities of our TRSs, (i) the value of any one issuer’s securities owned by us may not exceed 5% of the value of our total assets and (ii) we may not own more than 10% by vote or by value of any one issuer’s outstanding securities. For purposes of the 10% value test, debt instruments issued by a partnership are not classified as “securities” to the extent of our interest as a partner in such partnership (based on our proportionate share of the partnership’s equity interests and certain debt securities) or if at least 75% of the partnership’s gross income, excluding income from prohibited transactions, is qualifying income for purposes of the 75% gross income test. For purposes of the 10% value test, the term “securities” also does not include debt securities issued by another REIT, certain “straight debt” securities (for example, qualifying debt securities of a corporation of which we own no more than a de minimis amount of equity interest), loans to individuals or estates, and accrued obligations to pay rent. Fourth, securities of our TRSs cannot represent more than 25% of our total assets. Although we intend to meet these asset tests, no assurance can be given that we will be able to do so. For purposes of these asset tests, we are treated as holding our proportionate share of our operating partnership’s assets. Also, for purposes of these asset tests, the term “real estate assets” includes any property that is not otherwise a real estate asset and that is attributable to the temporary investment of new capital, but only if such property is stock or a debt instrument, and only for the one-year period beginning on the date the REIT receives such capital.

We will monitor the status of our assets for purposes of the various asset tests and will endeavor to manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, other than the first calendar quarter, we will not lose our REIT status if one of the following exceptions applies:

•

We satisfied the asset tests at the end of the preceding calendar quarter, and the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non-qualifying assets; or

•	We eliminate any discrepancy within 30 days after the close of the calendar quarter in which it arose.

Moreover, if we fail to satisfy the asset tests at the end of a calendar quarter during a taxable year, we will not lose our REIT status if one of the following additional exceptions applies:

•

De Minimis Exception: The failure is due to a violation of the 5% or 10% asset tests referenced above and is “de minimis” (meaning that the failure is one that arises from our ownership of assets the total value of which does not exceed the lesser of 1% of the total value of our assets at the end of the quarter in which the failure occurred and $10 million), and we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred; or

•

General Exception: All of the following requirements are satisfied: (i) the failure is not due to a “de minimis” violation of the 5% or 10% asset tests (as defined above), (ii) the failure is due to reasonable cause and not willful neglect, (iii) we file a schedule in accordance with Treasury Regulations providing a description of each asset that caused the failure, (iv) we either dispose of the assets that caused the failure or otherwise satisfy the asset tests within six months after the last day of the quarter in which our identification of the failure occurred, and (v) we pay an excise tax as described above in “—Taxation of Our Company.”

Annual Distribution Requirements

In order to qualify as a REIT, we must distribute dividends (other than capital gain dividends) to our stockholders in an amount at least equal to (A) the sum of (i) 90% of our REIT taxable income, determined without regard to the dividends paid deduction and by excluding any net capital gain, and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. We generally must pay such distributions in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. Subject to certain requirements, we may satisfy our distribution requirement by paying a taxable stock dividend.

To the extent that we do not distribute all of our net capital gain and taxable income, we will be subject to U.S. federal, state and local tax on the undistributed amount at regular corporate income tax rates. Furthermore, if we should fail to distribute during each calendar year at least the sum of (i) 85% of our REIT taxable income (subject to certain adjustments) for such year, (ii) 95% of our capital gain net income for such year, and (iii) 100% of any corresponding undistributed amounts from prior periods, we will be subject to a 4% nondeductible excise tax on the excess of such required distribution over the amounts actually distributed.

Under certain circumstances, we may be able to rectify a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year that may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being taxed on amounts distributed as deficiency dividends; however, we will be required to pay interest based upon the amount of any deduction taken for deficiency dividends.

In addition, dividends we pay must not be preferential. If a dividend is preferential, it will not qualify for the dividends paid deduction. To avoid paying preferential dividends, we must treat every stockholder of the class of stock with respect to which we make a distribution the same as every other stockholder of that class, and we must not treat any class of stock other than according to its dividend rights as a class.

We may retain and pay income tax on net long-term capital gains we received during the tax year. To the extent we so elect, (i) each stockholder must include in its income (as long-term capital gain) its proportionate share of our undistributed long-term capital gains, (ii) each stockholder is deemed to have paid, and receives a credit for, its proportionate share of the tax paid by us on the undistributed long-term capital gains, and (iii) each stockholder’s basis in its shares of our stock is increased by the included amount of the undistributed long-term capital gains less their share of the tax paid by us.

To qualify as a REIT, we may not have, at the end of any taxable year, any undistributed earnings and profits accumulated in any non-REIT taxable year. We do not expect to accumulate any such non-REIT earnings and profits, but, in any event, we intend to distribute our non-REIT earnings and profits (if any) before the end of our first REIT taxable year to comply with this requirement.

Failure to Qualify

If we fail to qualify as a REIT and such failure is not an asset test or income test failure subject to the cure provisions described above, or the result of preferential dividends, we generally will be eligible for a relief provision if the failure is due to reasonable cause and not willful neglect and we pay a penalty of $50,000 with respect to such failure.

If we fail to qualify for taxation as a REIT in any taxable year and no relief provisions apply, we generally will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us nor will they be required to be made. In such event, to the extent of our current or accumulated earnings and profits, all distributions to our stockholders will be taxable as dividend income. Subject to certain limitations in the Code, corporate stockholders may be eligible for the dividends received deduction, and individual, trust and estate stockholders may be eligible to treat the dividends received from us as qualified dividend income taxable as net capital gains, under the provisions of Section 1(h)(11) of the Code, through the end of 2010. Unless entitled to relief under specific statutory provisions, we also will be ineligible to elect to be taxed as a REIT again prior to the fifth taxable year following the first year in which we failed to qualify as a REIT under the Code.

Our qualification as a REIT for U.S. federal income tax purposes will depend on our continuing to meet the various requirements summarized above governing the ownership of our outstanding shares, the nature of our assets, the sources of our income, and the amount of our distributions to our stockholders. Although we intend to operate in a manner that will enable us to comply with such requirements, there can be no certainty that such intention will be realized. In addition, because the relevant laws may change, compliance with one or more of the REIT requirements may become impossible or impracticable for us.

Prohibited Transactions Tax

Any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business, including our share of any such gain realized by our operating partnership and taking into account any related foreign currency gains or losses, will be treated as income from a “prohibited transaction” that is subject to a 100% penalty tax. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends upon all the facts and circumstances with respect to the particular transaction. However, the Code provides a safe harbor pursuant to which sales of properties held for at least two years and meeting certain other requirements will not give rise to prohibited transaction income.

We currently intend to hold hotels for investment and to make sales of hotels consistent with our investment objectives. However, we may make sales that do not satisfy the “safe harbor” requirements described above and there can be no assurance that the IRS will not contend that one or more of these sales are subject to the 100% penalty tax. The 100% tax will not apply to gains from the sale of property realized through a TRS or other taxable corporation, although such income will be subject to tax at regular corporate income tax rates.

Recordkeeping Requirements

To avoid a monetary penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of our outstanding stock. We intend to comply with these requirements.

Qualified REIT Subsidiaries and Disregarded Entities

If we own a corporate subsidiary that is a “qualified REIT subsidiary,” or QRS, or if we or our operating partnership own 100% of the membership interests in a limited liability company or other unincorporated entity that does not elect to be treated as a corporation for U.S. federal income tax purposes, the separate existence of the QRS, limited liability company or other unincorporated entity generally will be disregarded for federal income tax purposes. Generally, a QRS is a corporation, other than a TRS, all of the stock of which is owned by a REIT. A limited liability company or other unincorporated entity 100% owned by a single member that does not elect to be treated as a corporation for U.S. federal income tax purposes (or, in the case of certain foreign entities, such an entity that affirmatively elects no the be treated as a corporation) generally is disregarded as an entity separate from its owner for federal income tax purposes. All assets, liabilities, and items of income, deduction, and credit of the QRS or disregarded entity will be treated as assets, liabilities, and items of income, deduction, and credit of its owner. If we own a QRS or a disregarded entity, neither will be subject to U.S. federal corporate income taxation, although such entities may be subject to state and local taxation in some states or foreign taxes if they do business or own property outside the United States.

Taxation of the Operating Partnership

Our operating partnership currently is a disregarded entity because we own 100% of the interests in it, directly or indirectly or through other disregarded entities. If our operating partnership admits other limited partners (including executives receiving LTIP units) it will be treated as a partnership for U.S. federal income tax purposes, as described below.

Under the Code, a partnership is not subject to U.S. federal income tax, but is required to file a partnership tax return each year. In general, the character of each partner’s share of each item of income, gain, loss, deduction, credit, and tax preference is determined at the partnership level. Each partner is then allocated a distributive share of such items in accordance with the partnership agreement and is required to take such items into account in determining the partner’s income. Each partner includes such amount in income for any taxable year of the partnership ending within or with the taxable year of the partner, without regard to whether the partner has received or will receive any cash distributions from the partnership. Cash distributions, if any, from a partnership to a partner generally are not taxable unless and to the extent they exceed the partner’s basis in its partnership interest immediately before the distribution. Any amounts in excess of such tax basis will generally be treated as a sale of such partner’s interest in the partnership.

If and when our operating partnership becomes taxable as a partnership, rather than a disregarded entity, we generally will be treated for U.S. federal income tax purposes as contributing our properties to the operating partnership at such time. If our properties have appreciated in value at such time, we could recognize a smaller share of tax depreciation, and a larger share of tax gain on sale, from such properties subsequent to that deemed contribution, as compared to our percentage interest in the operating partnership. This deemed contribution also could trigger tax gain in some circumstances, but we expect to structure the admission of outside partners in a manner that would avoid any such gain.

We may use our operating partnership to acquire hotels in exchange for operating partnership units, in order to permit the sellers of such properties to defer recognition of their tax gain. In such a transaction, our initial tax basis in the hotels acquired generally will be less than the purchase price of the hotels. Consequently, our depreciation deductions for such properties may be less, and our tax gain on a sale of such properties may be more, than the deductions or gain, respectively, that we would have if we acquired these properties in taxable transactions. In addition, we may issue equity compensation to employees in the form of interests in our operating partnership, such as LTIP units, that do not generate a corresponding deduction for our operating partnership.

As noted above, for purposes of the REIT income and asset tests, we are treated as holding or receiving our proportionate share of our operating partnership’s income and assets, respectively. We control, and intend to continue to control, our operating partnership and intend to operate it consistently with the requirements for our qualification as a REIT.

The partnership agreement of our operating partnership generally provides that items of operating income and loss will be allocated to the holders of OP units in proportion to the number of units held by each such holder. If an allocation of partnership income or loss does not comply with the requirements of Section 704(b) of the Code and the Treasury Regulations thereunder, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership. This reallocation will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Our operating partnership’s allocations of income and loss are intended to comply with the requirements of Section 704(b) of the Code and the Treasury Regulations promulgated under this section of the Code (although such rules will not apply unless and until our operating partnership admits outside partners and is treated as a partnership for U.S. federal income tax purposes).

Any gain realized by the operating partnership on the sale of property held by it for more than one year generally will be long-term capital gain, except for any portion of such gain that is treated as depreciation or cost recovery recapture.

The discussion above assumes that our operating partnership will be treated as a “partnership” for U.S. federal income tax purposes if and when our operating partnership admits outside partners. Generally, a domestic unincorporated entity such as our operating partnership with two or more partners is treated as a partnership for U.S. federal income tax purposes unless it affirmatively elects to be treated as a corporation. However, certain “publicly traded partnerships” are treated as corporations for U.S. federal income tax purposes. Pursuant to Section 7704 of the Code, a partnership that does not elect to be treated as a corporation nevertheless will be treated as a corporation for U.S. federal income tax purposes if it is a “publicly traded partnership” and it does not derive at least 90% of its gross income from certain specified sources of “qualifying income” within the meaning of that section. A “publicly traded partnership” is any partnership (i) the interests in which are traded on an established securities market or (ii) the interests in which are readily tradable on a “secondary market or the substantial equivalent thereof.” OP units will not be traded on an established securities market, and if and when our operating partnership admits outside partners we intend to operate so that our operating partnership is not treated as a corporation under the publicly traded partnership rules . Under the relevant Treasury regulations, interests in a partnership will not be considered readily tradable on a secondary market or on the substantial equivalent of a secondary market if the partnership qualifies for specified “safe harbors,” which are based on the specific facts and circumstances relating to the partnership. For example, interests in a partnership are not readily tradable on a secondary market or the substantial equivalent thereof if (i) all interests in the partnership were issued in a transaction (or transactions) that was not required to be registered under the Securities Act of 1933, and (ii) the partnership does not have more than 100 partners at any time during the taxable year of the partnership. If our operating partnership were a publicly traded partnership, it would be taxed as a corporation unless at least 90% of its gross income consists of “qualifying income” under Section 7704 of the Internal Revenue Code. Qualifying income is generally real property rents and other types of passive income, and the income requirements applicable to us to qualify as a REIT under the Code and the definition of qualifying income under the publicly traded partnership rules are very similar. If our operating partnership admits outside partners, we expect to satisfy at least one of the above-mentioned safe harbors, and/or comply with the qualifying income exception, so as to avoid being taxed as a corporation under these rules.

Investments in Certain Debt Instruments

We may acquire mortgage, mezzanine, bridge loans and other debt investments with underlying hotel properties, for example to capitalize on opportunities to acquire control positions that will enable us to obtain the asset should a default occur. Interest income constitutes qualifying mortgage interest for purposes of the 75% gross income test (as described above) to the extent that the obligation upon which such interest is paid is secured by a mortgage on real property. If we receive interest income with respect to a mortgage loan that is secured by both real property and other property, and the highest principal amount of the loan outstanding during a taxable year exceeds the fair market value of the real property on the date that we acquired or originated the mortgage loan, the interest income will be apportioned between the real property and the other collateral, and our income from the arrangement will qualify for purposes of the 75% gross income test only to the extent that the interest is allocable to the real property. Even if a loan is not secured by real property, or is undersecured, the income that it generates may nonetheless qualify for purposes of the 95% gross income test. To the extent that we derive interest income from a mortgage loan where all or a portion of the amount of interest payable is contingent, such income generally will qualify for purposes of the gross income tests only if it is based upon the gross receipts or sales, and not the net income or profits, of the borrower. This limitation does not apply, however, where the borrower leases substantially all of its interest in the property to tenants or subtenants, to the extent that the rental income derived by the borrower would qualify as rents from real property had we earned the income directly.

If the outstanding principal balance of a mortgage loan exceeds the fair market value of the real property securing the loan at the time we commit to acquire the loan, a portion of such loan likely will not be a qualifying real estate asset. Although the law on the matter is not entirely clear, it appears that the non-qualifying portion of the mortgage loan will be equal to the portion of the loan amount that exceeds the value of the associated real property that is security for that loan.

The application of the REIT provisions of the Code to certain mezzanine loans, which are loans secured by equity interests in an entity that directly or indirectly owns real property rather than by a direct mortgage of the real property, is not entirely clear. A safe harbor in Revenue Procedure 2003-65 provides that if a mezzanine loan meets certain requirements then it will be treated by the IRS as a real estate asset for purposes of the REIT asset tests and interest derived from it will be treated as qualifying mortgage interest for purposes of the 75% income test. However, to the extent that mezzanine loans do not meet all of the requirements for reliance on the safe harbor set forth in the Revenue Procedure, such loans may not be real estate assets and could adversely affect our REIT qualification if we acquired them. As such, the REIT provisions of the Code may limit our ability to acquire mortgage, mezzanine or other loans that we might otherwise desire to acquire.

Debt instruments may give rise to differences in the timing of the recognition of taxable income and our receipt of cash from our investments. For example, we may purchase debt instruments at a discount from face value. To the extent we purchase any instruments at a discount in connection with their original issuance, the discount will be “original issue discount” if it exceeds certain de minimis amounts, which must be accrued on a constant yield method even though we may not receive the corresponding cash payment until maturity. To the extent debt instruments are purchased by us at a discount after their original issuance, the discount may represent “market discount.” Unlike original issue discount, market discount is not required to be included in income on a constant yield method. However, if we sell a debt instrument with market discount, we will be required to gain up to an amount equal to the market discount that has accrued while we held the debt instrument as ordinary income. Additionally, any principal payments we receive in respect of our debt instruments must be treated as ordinary income to the extent of any accrued market discount. If we ultimately collect less on a debt instrument than our purchase price and any original issue discount or accrued market discount that we have included in income, there may be limitations on our ability to use any losses resulting from that debt instrument. We may acquire distressed debt instruments that are subsequently modified by agreement with the borrower. Under applicable Treasury regulations, these modifications may be treated as a taxable event in which we exchange the old debt instrument for a new debt instrument, the value of which may be treated as equal to face amount of the new debt instrument. Because distressed debt instruments are typically acquired at a substantial discount from face value, the difference between our amount realized (the face of the new note) and our tax basis in the old note may be significant, resulting in significant income without any corresponding receipt of cash. Such a modification also may require us to retest the status of the modified loan for purposes of determining whether the loan is fully secured by real property. Similarly, if we acquire a distressed debt instrument and subsequently foreclose, we could have taxable income to the extent that the fair market value of the property we receive exceeds our tax basis in the debt instrument. Such a scenario could also result in significant income without any receipt of cash. In the event that any debt instruments are acquired by us are delinquent as to mandatory principal and interest payments, or in the event payments with respect to a particular debt instrument are not made when due, we may nonetheless be required to continue to recognize the unpaid interest as taxable income.

Investments in TRSs

We and each subsidiary intended to qualify as a TRS will make a joint election for such subsidiary to be treated as our TRS. A domestic TRS (or a foreign TRS with income from a U.S. business) pays U.S. federal, state, and local income taxes at the full applicable corporate rates on its taxable income prior to payment of any dividends. A TRS owning or leasing a hotel outside of the U.S. may pay foreign taxes. The taxes owed by a TRS could be substantial. To the extent that our TRSs are required to pay U.S. federal, state, local, or foreign taxes, the cash available for distribution by us will be reduced accordingly.

A TRS is permitted to engage in certain kinds of activities that cannot be performed directly by us without jeopardizing our qualification as a REIT. Certain payments made by our TRSs to us may not be deductible by the TRS (which could materially increase the TRS’s taxable income), and certain direct or indirect payments made by our TRSs to us may be subject to prohibited transaction taxes. In addition, we will be subject to a 100% tax on the amounts of any rents from real property, deductions, or excess interest received from a TRS that would be reduced through reapportionment under Section 482 of the Code in order to more clearly reflect the income of the TRS. In particular, this 100% tax would apply to our share of any rent paid by a TRS that was determined to be in excess of a market rate rent.

As discussed above in “—Qualification as a REIT—Hotels,” our TRS lessees will lease properties that are intended to qualify as qualified lodging facilities from our operating partnership (or its affiliates). In addition, our TRSs may own hotels. However, a TRS may not directly or indirectly operate or manage any hotel or provide rights to any brand name under which any hotel is operated. Specifically, rents paid by a TRS are treated as rents from real property only so long as the property is operated and managed on behalf of the TRS by an “eligible independent contractor” and certain other requirements are met. An “eligible independent contractor” is an “independent contractor” that meets certain additional requirements summarized below. An “independent contractor” is a person (or entity) that satisfies the following requirements: (i) such person is, or is related to a person who is, actively engaged in the trade or business of operating qualified lodging facilities for any person unrelated to us or the TRS; (ii) such person does not own, directly or indirectly, more than 35% of our stock; and (iii) not more than 35% of such person is owned, directly or indirectly, by one or more persons owning 35% or more of our stock. For purposes of determining whether these ownership limits are satisfied, actual ownership as well as constructive ownership under the rules of Section 318 of the Code (with certain modifications) is taken into account. For example, (a) interests owned by a partnership are also treated as owned proportionately by its partners, (b) interests held by a partner with a 25% or greater share of partnership capital interests or profits interests are also treated as owned by the partnership, (c) interests held by a 10% or greater stockholder are also treated as held by the corporation, and (d) interests held by a corporation are also treated as held by a 10% or greater stockholder (in the proportion that such stockholder’s stock bears to all the stock of the corporation). Stock deemed owned by a person under the constructive ownership rules generally is treated as owned by such person for purposes of re-applying the constructive ownership rules. However, if any class of our stock or the stock of a person attempting to qualify as an independent contractor is regularly traded on an established securities market, only persons who own, directly or indirectly, more than 5% of such class of stock shall be taken into account as owning any of the stock of such class for purposes of applying the 35% limitation described in clause (iii) above.

To the extent feasible, we intend to monitor ownership of our stock by our hotel managers and their owners to avoid a violation of these limitations. Because of the broad scope of the applicable attribution rules, however, it is possible that not all prohibited ownership will be identified and avoided. The existence of such prohibited ownership would disqualify the Management Company or other hotel manager as an independent contractor, which could in turn disqualify us as a REIT. Our charter restricts ownership and transfer of our shares in a manner intended to facilitate continuous qualification of the Management Company or other hotel manager as an independent contractor, but no assurances can be given that such transfer and ownership restrictions will at all times ensure that the Management Company or other hotel manager, in fact, has been or will be an independent contractor.

In order to qualify as an “eligible independent contractor,” an independent contractor additionally must, at the time of executing any management agreement with a TRS, be actively engaged in the trade or business of operating qualified lodging facilities for persons unrelated to the REIT and the TRS. For purposes of evaluating whether either a REIT or its TRS is related to other persons for whom the independent contractor operates qualified lodging facilities, complicated rules apply. To the extent feasible, we will seek to monitor this issue and obtain verification from the Management Company and our other hotel managers that they comply with this requirement, as well as covenants that they will continue to so comply. The restrictions on ownership and transfers in or charter are also intended to facilitate compliance with this requirement. Ensuring that a manager is actively engaged in the trade or business of operating qualified lodging facilities for persons unrelated to us and our TRSs is not entirely within our control, however, and cannot be guaranteed.

IRS rulings and Treasury regulations impose additional requirements on independent contractors that may affect the status of our managers as eligible independent contractors. In particular, the IRS has ruled to the effect that an advisor or similar fiduciary or agent to a REIT cannot also qualify as an independent contractor with respect to the REIT. We do not believe that any of the relationships between us and the Management Company are of a type that is inconsistent with such IRS rulings. In addition, Treasury regulations require that an independent contractor be adequately compensated for its services. We have negotiated the Management Agreements in arm’s length negotiations and believe that the management fees represent adequate arm’s length compensation for the services to be provided by the Management Company.

Failure of the Management Company or another manager of our hotels to qualify as an eligible independent contractor could disqualify us as a REIT. In this regard, it should be noted that Goodwin Procter LLP’s opinion as to our REIT qualification is based in part upon our representations and covenants as to our managers’ compliance with the various requirements for qualification as an eligible independent contractor, and to the extent such matters are not within our control effectively assumes that our managers will comply.

Taxation of U.S. Stockholders

The term “U.S. stockholder” means an investor that, for U.S. federal income tax purposes, is (i) a citizen or resident of the United States, (ii) a corporation or other entity treated as a corporation that is created or organized in or under the laws of the United States, any of its states or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, (a) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has a valid election in effect under the applicable Treasury Regulations to be treated as a U.S. person under the Code.

In addition, as used herein, the term U.S. stockholder does not include any entity that is subject to special treatment under the Code, such as (i) insurance companies; (ii) tax-exempt organizations (except to the limited extent discussed below); (iii) financial institutions or broker-dealers; (iv) non-U.S. individuals and foreign corporations (except to the limited extent discussed below); (v) U.S. expatriates; (vi) persons who mark-to-market our common stock; (vii) subchapter S corporations; (viii) U.S. stockholders whose functional currency is not the U.S. dollar; (ix) regulated investment companies; (x) holders who receive our common stock through the exercise of employee share options or otherwise as compensation; (xi) persons holding shares of our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment; (xii) persons subject to the alternative minimum tax provisions of the Code; (xiii) persons holding our common stock through a partnership or similar pass-through entity; and (xiv) persons holding a 10% or more (by vote or value) beneficial interest in our common stock. If a partnership, entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you are urged to consult your tax advisor regarding the consequences of the ownership and disposition of shares of our common stock by the partnership. This summary assumes that stockholders hold our common stock as capital assets for U.S. federal income tax purposes, which generally means property held for investment.

Distributions by us, other than capital gain dividends, will constitute ordinary dividends to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. In general, these dividends will be taxable as ordinary income and will not be eligible for the dividends-received deduction for corporate stockholders. Our ordinary dividends generally will not qualify as “qualified dividend income” taxed as net capital gain for U.S. stockholders that are individuals, trusts, or estates. However, distributions to U.S. stockholders that are individuals, trusts, or estates generally will constitute qualified dividend income taxed as net capital gains to the extent the U.S. stockholder satisfies certain holding period requirements and to the extent the dividends are attributable to (i) qualified dividend income we receive from other corporations, including our TRSs, and (ii) dividends paid from our undistributed earnings or from built-in gains taxed at the corporate level during the immediately preceding year and provided we properly designate the distributions as such. We do not anticipate distributing a significant amount of qualified dividend income. The discussion in this section applies equally to distributions payable in cash and taxable stock distributions.

To the extent that we make a distribution in excess of our current and accumulated earnings and profits (a “return of capital distribution”), the distribution will be treated first as a tax-free return of capital, reducing the tax basis in a U.S. stockholder’s shares. To the extent a return of capital distribution exceeds a U.S. stockholder’s tax basis in its shares, the distribution will be taxable as capital gain realized from the sale of such shares.

Dividends declared by us in October, November or December and payable to a stockholder of record on a specified date in any such month shall be treated both as paid by us and as received by the stockholder on December 31 of the year, provided that the dividend is actually paid by us during January of the following calendar year.

We will be treated as having sufficient earnings and profits to treat as a dividend any distribution up to the amount required to be distributed in order to avoid imposition of the 4% excise tax generally applicable to REITs if certain distribution requirements are not met. Moreover, any deficiency dividend will be treated as an ordinary or a capital gain dividend, as the case may be, regardless of our earnings and profits. As a result, stockholders may be required to treat certain distributions as taxable dividends that would otherwise result in a tax-free return of capital.

Capital Gain Dividends

Distributions that are properly designated as capital gain dividends will be taxed as long-term capital gains (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. In addition, U.S. stockholders may be required to treat a portion of any capital gain dividend as “unrecaptured Section 1250 gain,” taxable at a maximum rate of 25%, if we incur such gain. Capital gain dividends are not eligible for the dividends-received deduction for corporations.

The REIT provisions of the Code do not require us to distribute our long-term capital gain, and we may elect to retain and pay income tax on our net long-term capital gains received during the taxable year. If we so elect for a taxable year, our stockholders would include in income as long-term capital gains their proportionate share of retained net long-term capital gains for the taxable year as we may designate. A U.S. stockholder would be deemed to have paid its share of the tax paid by us on such undistributed capital gains, which would be credited or refunded to the stockholder. The U.S. stockholder’s basis in its shares would be increased by the amount of undistributed long-term capital gains (less the capital gains tax paid by us) included in the U.S. stockholder’s long-term capital gains.

Passive Activity Loss and Investment Interest Limitations

Our distributions and gain from the disposition of our shares will not be treated as passive activity income and, therefore, U.S. stockholders will not be able to apply any “passive losses” against such income. With respect to non-corporate U.S. stockholders, our dividends (to the extent they do not constitute a return of capital) that are taxed at ordinary income rates will generally be treated as investment income for purposes of the investment interest limitation; however, net capital gain from the disposition of our shares (or distributions treated as such), capital gain dividends, and dividends taxed at net capital gains rates generally will be excluded from investment income except to the extent the U.S. stockholder elects to treat such amounts as ordinary income for U.S. federal income tax purposes. U.S. stockholders may not include in their own U.S. federal income tax returns any of our net operating or net capital losses.

Sale or Disposition of Shares

In general, any gain or loss realized upon a taxable disposition of shares of our common stock by a stockholder that is not a dealer in securities will be a long-term capital gain or loss if the shares have been held for more than one year and otherwise as a short-term capital gain or loss. However, any loss upon a sale or exchange of the shares by a stockholder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss to the extent of our distributions or undistributed capital gains required to be treated by such stockholder as long-term capital gain. All or a portion of any loss realized upon a taxable disposition of shares of our common stock may be disallowed if other shares of our common stock are purchased within 30 days before or after the disposition.

Medicare Tax on Unearned Income

Newly enacted legislation requires certain U.S. stockholders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on and capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. stockholders that are individuals, estates or trusts should consult their tax advisors regarding the effect, if any, of this legislation on their ownership and disposition of our common stock.

Taxation of U.S. Tax-Exempt Stockholders

In General

In general, a tax-exempt organization is exempt from U.S. federal income tax on its income, except to the extent of its “unrelated business taxable income” or UBTI, which is defined by the Code as the gross income derived from any trade or business which is regularly carried on by a tax-exempt entity and unrelated to its exempt purposes, less any directly connected deductions and subject to certain modifications. For this purpose, the Code generally excludes from UBTI any gain or loss from the sale or other disposition of property (other than stock in trade or property held primarily for sale in the ordinary course of a trade or business), dividends, interest, rents from real property, and certain other items. However, a portion of any such gains, dividends, interest, rents, and other items generally is UBTI to the extent derived from debt-financed property, based on the amount of “acquisition indebtedness” with respect to such debt-financed property. Before making an investment in shares of our common stock, a tax-exempt stockholder should consult its tax advisors with regard to UBTI and the suitability of the investment in our shares.

Distributions we make to a tax-exempt employee pension trust or other domestic tax-exempt stockholder or gains from the disposition of our shares held as capital assets generally will not constitute UBTI unless the exempt organization’s shares are debt-financed property (e.g., the stockholder has borrowed to acquire or carry its shares). However, if we are a “pension-held REIT,” this general rule will not apply to distributions to certain pension trusts that are qualified trusts (as defined above) and that hold more than 10% (by value) of our shares. We will be treated as a “pension-held REIT” if (i) treating qualified trusts as individuals would cause us to fail the 5/50 Test (as defined above) and (ii) we are “predominantly held” by qualified trusts. We will be “predominantly held” by qualified trusts if either (i) a single qualified trust holds more than 25% by value of our stock or (ii) one or more qualified trusts, each owning more than 10% by value of our stock, hold in the aggregate more than 50% by value of our stock. In the event we are a pension-held REIT, the percentage of any dividend received from us treated as UBTI would be equal to the ratio of (a) the gross UBTI (less certain associated expenses) earned by us (treating us as if we were a qualified trust and, therefore, subject to tax on UBTI) to (b) our total gross income (less certain associated expenses). A de minimis exception applies where the ratio set forth in the preceding sentence is less than 5% for any year; in that case, no dividends are treated as UBTI. We cannot assure you that we will not be treated as a pension-held REIT. Before making an investment in shares of our common stock, a tax-exempt stockholder should consult its tax advisors with regard to UBTI and the suitability of the investment in our stock.

Special Issues

Social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9), (17), and (20), respectively, of Section 501(c) of the Code are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

Taxation of Non-U.S. Stockholders

The rules governing U.S. federal income taxation of non-U.S. stockholders, such as nonresident alien individuals, foreign corporations, and foreign trusts and estates (“non-U.S. stockholders”), are complex. This section is only a partial discussion of such rules. Prospective non-U.S. stockholders are urged to consult their tax advisors to determine the impact of U.S. federal, state, local and foreign income tax laws on ownership of our common stock, including any reporting requirements.

Distributions

A non-U.S. stockholder that receives a distribution that is not attributable to gain from our sale or exchange of “United States real property interests” (as defined below) and that we do not designate as a capital gain dividend or retained capital gain generally will recognize ordinary income to the extent that we pay the distribution out of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. Under some treaties, lower withholding rates do not apply to dividends from REITs. However, if a distribution is treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, the non-U.S. stockholder generally will be subject to U.S. federal income tax on the distribution at graduated rates (in the same manner as U.S. stockholders are taxed on distributions) and also may be subject to the 30% branch profits tax in the case of a corporate non-U.S. stockholder. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder that is neither a capital gain dividend nor a distribution that is attributable to gain from the sale or exchange of “United States real property interests” unless either (i) a lower treaty rate applies and the non-U.S. stockholder files with us any required IRS Form W-8 (for example, an IRS Form W-8BEN) evidencing eligibility for that reduced rate or (ii) the non-U.S. stockholder files with us an IRS Form W-8ECI claiming that the distribution is effectively connected income.

A non-U.S. stockholder generally will not incur tax on a return of capital distribution in excess of our current and accumulated earnings and profits that is not attributable to the gain from our disposition of a “United States real property interest” if the excess portion of the distribution does not exceed the adjusted basis of the non-U.S. stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of that common stock. However, a non-U.S. stockholder will be subject to tax on such a distribution that exceeds both our current and accumulated earnings and profits and the non-U.S. stockholder’s adjusted basis in the common stock, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of its common stock, as described below. Because we generally cannot determine at the time we make a distribution whether or not the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may file a U.S. federal income tax return and obtain a refund from the IRS of amounts that we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.

We may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution that is neither attributable to the gain from our disposition of a “United States real property interest” nor designated by us as a capital gain dividend, to the extent that we do not do so, we will withhold at a rate of 10% on any portion of a distribution not subject to withholding at a rate of 30%.

Subject to the exception discussed below for 5% or smaller holders of regularly traded classes of stock, a non-U.S. stockholder will incur tax on distributions that are attributable to gain from our sale or exchange of “United States real property interests” under special provisions of the Foreign Investment in Real Property Tax Act of 1980, or FIRPTA. The term “United States real property interests” includes interests in U.S. real property and shares in U.S. corporations at least 50% of whose assets consist of interests in U.S. real property. Under those rules, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business. A non- U.S. stockholder thus would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A corporate non-U.S. stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We generally must withhold 35% of any distribution subject to these rules that we could designate as a capital gain distribution (“35% FIRPTA Withholding”). A non-U.S. stockholder may receive a credit against its tax liability for the amount we withhold.

Distributions that are designated by us as capital gain dividends, other than those arising from the disposition of a U.S. real property interest, generally should not be subject to U.S. federal income taxation unless:

•

such distribution is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to tax on a net basis in a manner similar to the taxation of U.S. stockholders with respect to such gain, except that a holder that is a foreign corporation may also be subject to the additional 30% branch profits tax, as discussed above; or

•

the non-U.S. stockholder is a nonresident alien individual who is present in the United States for 183 days or more during the taxable year and either has a “tax home” in the United States or with respect to whom certain other conditions exist, in which case such nonresident alien individual will be subject to a 30% tax on the individual’s capital gain.

With respect to a non-U.S. stockholder receiving such a distribution not treated as ordinary income and not attributable to the disposition of a United States real property interest, it is not entirely clear whether we are required to withhold and remit to the IRS 35% of any distribution to that non-U.S. stockholder that is either designated as a capital gain dividend, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Unless the law is clarified to the contrary, we will so withhold. Distributions can be designated as capital gain to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. stockholder’s U.S. federal income tax liability.

In addition, it is not entirely clear whether distributions that are (i) otherwise treated as capital gain dividends, (ii) not attributable to the disposition of a U.S. real property interest, and (iii) paid to non-U.S. stockholders who own less than 5% of the value of our common stock at all times during the relevant taxable year, will be treated as (a) long-term capital gain to such non-U.S. stockholders or as (b) ordinary dividends taxable in the manner described above. If we were to pay a capital gain dividend described in the prior sentence, non-U.S. stockholders should consult their tax advisers regarding the taxation of such distribution in their particular circumstances.

A non-U.S. stockholder that owns no more than 5% of our common stock at all times during the one-year period ending on the date of a distribution will not be subject to 35% FIRPTA Withholding with respect to such distribution that is attributable to gain from our sale or exchange of United States real property interests, provided that our common stock continues to be regularly traded on an established securities market in the United States. Instead, any such distributions made to such non-U.S. stockholder will be subject to the general withholding rules discussed above, which generally impose a withholding tax equal to 30% of the gross amount of each distribution (unless reduced by treaty).

Dispositions

If the gain on the sale of the common stock were taxed under FIRPTA, a non-U.S. stockholder would be taxed on that gain in the same manner as U.S. stockholders with respect to that gain, subject to applicable alternative minimum tax, and a special alternative minimum tax in the case of nonresident alien individuals. A non-U.S. stockholder generally will not incur tax under FIRPTA on a sale or other disposition of our stock if we are a “domestically controlled qualified investment entity,” which means that, during the shorter of the period since our formation and the five-year period ending on the date of the distribution or dispositions, non-U.S. stockholders hold, directly or indirectly, less than 50% in value of our shares and we are qualified as a REIT. We cannot assure you that we will be a domestically controlled qualified investment entity. However, the gain from a sale of our common stock by a non-U.S. stockholder will not be subject to tax under FIRPTA if (i) our common stock is considered regularly traded under applicable Treasury Regulations on an established securities market, such as the New York Stock Exchange, and (ii) the non-U.S. stockholder owned, actually or constructively, 5% or less of our common stock at all times during a specified testing period. Following the completion of our initial public offering, we expect our common stock to be regularly traded on an established securities market. Accordingly, a non-U.S. stockholder should not incur tax under FIRPTA with respect to gain on a sale of our common stock unless it owns, actually or constructively, more than 5% of our common stock provided that our common stock continues to be regularly traded on an established securities market.

In addition, even if we are a domestically controlled qualified investment entity, upon a disposition of our common stock, a non-U.S. stockholder may be treated as having gain from the sale or exchange of a United States real property interest if the non-U.S. stockholder (i) disposes of an interest in our common stock during the 30-day period preceding the ex-dividend date of a distribution, any portion of which, but for the disposition, would have been treated as gain from sale or exchange of a United States real property interest and (ii) directly or indirectly acquires, enters into a contract or option to acquire, or is deemed to acquire, other shares of our common stock within 30 days before or after such ex-dividend date. The foregoing rule does not apply if the exception described above for distributions to 5% or smaller holders of regularly traded classes of stock is satisfied.

Furthermore, a non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if (i) the gain is effectively connected with the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or (ii) the non-U.S. stockholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on his or her capital gains.

Purchasers of our stock from a non-U.S. stockholder generally will be required to withhold and remit to the IRS 10% of the purchase price unless at the time of purchase (i) any class of our stock is regularly traded on an established securities market in the United States (subject to certain limits if the shares sold are not themselves part of such a regularly traded class) or (ii) we are a domestically controlled qualified investment entity. The non-U.S. stockholder may receive a credit against its tax liability for the amount withheld.

Information Reporting Requirements and Backup Withholding Tax

We will report to our U.S. stockholders and to the IRS the amount of distributions paid during each calendar year, and the amount of tax withheld, if any. Under the backup withholding rules, a U.S. stockholder may be subject to backup withholding at the current rate of 28% with respect to distributions paid, unless such stockholder (i) is a corporation or other exempt entity and, when required, proves its status or (ii) certifies under penalties of perjury that the taxpayer identification number the stockholder has furnished to us is correct and the stockholder is not subject to backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS.

We will also report annually to the IRS and to each non-U.S. stockholder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. stockholder resides under the provisions of an applicable income tax treaty. A non-U.S. stockholder may be subject to back-up withholding unless applicable certification requirements are met.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

Recent Changes in U.S. Federal Income Tax Withholding

Recently enacted U.S. federal income tax legislation imposes withholding taxes on certain types of payments made after December 31, 2012 to foreign financial institutions and certain other non-U.S. entities. The withholding tax of 30% would apply to dividends and the gross proceeds of a disposition of our stock paid to certain foreign entities unless various information reporting requirements are satisfied. For these purposes, a foreign financial institution generally is defined as any non-U.S. entity that (i) accepts deposits in the ordinary course of a banking or similar business, (ii) is engaged in the business of holding financial assets for the account of others, or (iii) is engaged or holds itself out as being engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, or any interest in such assets. Prospective investors are encouraged to consult their tax advisors regarding the implications of this legislation on their investment in our stock, as well as the status of any related federal regulations.

Sunset of Reduced Tax Rate Provisions

Several of the tax considerations described herein are subject to a sunset provision. The sunset provisions generally provide that for taxable years beginning after December 31, 2010, certain provisions that are currently in the Code will revert back to a prior version of those provisions. These provisions include provisions related to the reduced maximum U.S. federal income tax rate for long-term capital gains of 15% (rather than 20%) for taxpayers taxed at individual rates, the application of the 15% U.S. federal income tax rate for qualified dividend income, and certain other tax rate provisions described herein. The impact of this reversion generally is not discussed herein. Consequently, prospective stockholders are urged to consult their tax advisors regarding the effect of sunset provisions on an investment in our common stock.

Legislative or Other Actions Affecting REITs

The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the IRS and the U.S. Treasury Department. No assurance can be given as to whether, when, or in what form, the U.S. federal income tax laws applicable to us and our stockholders may be enacted. Changes to the U.S. federal tax laws and interpretations of federal tax laws could adversely affect an investment in our common stock.

State, Local and Foreign Tax

We may be subject to state, local and foreign tax in states, localities and foreign countries in which we do business or own property. The tax treatment applicable to us and our stockholders in such jurisdictions may differ from the U.S. federal income tax treatment described above.

ERISA CONSIDERATIONS

General

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, imposes certain requirements on employee benefit plans (as defined in Section 3(3) of ERISA) subject to the provisions of Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”), and on those persons who are fiduciaries with respect to ERISA Plans. Investments by ERISA Plans are subject to ERISA’s general fiduciary requirements, including the requirement of investment prudence and diversification. In addition, ERISA requires the fiduciary of an ERISA Plan to maintain the indicia of ownership of the ERISA Plan’s assets within the jurisdiction of the United States district courts. The prudence of a particular investment must be determined by the responsible fiduciary of an ERISA Plan by taking into account the ERISA Plan’s particular circumstances and all of the facts and circumstances of the investment including, but not limited to, the matters discussed above under “Risk Factors,” the nature of our business, the length of our operating history and the fact that in the future there may be no market in which such fiduciary will be able to sell or otherwise dispose of our common stock.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (as well as those plans that are not subject to ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to non-deductible excise taxes and other penalties and liabilities under ERISA and the Code, and the transaction might have to be rescinded.

Governmental plans and certain church plans, while not subject to the fiduciary responsibility provisions of ERISA or the provisions of Section 4975 of the Code, may nevertheless be subject to local, state or other federal laws that are substantially similar to the foregoing provisions of ERISA and the Code. Fiduciaries of any such plans should consult with their counsel before purchasing our common stock.

The Plan Asset Regulation

The United States Department of Labor has issued a regulation, 29 CFR Section 2510.3-101 (as modified by Section 3(42) of ERISA, the “Plan Assets Regulation”), describing what constitutes the assets of a Plan with respect to the Plan’s investment in an entity for purposes of certain provisions of ERISA, including the fiduciary responsibility provisions of Title I of ERISA, and Section 4975 of the Code. Under the Plan Assets Regulation, if a Plan invests in an “equity interest” of an entity (which is defined as an interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features) that is neither a “publicly offered security” nor a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the entity’s underlying assets, unless it is established that the entity is an “operating company” or that “benefit plan investors” hold less than 25% of the equity interests in the entity (as determined for purposes of the Plan Assets Regulation). Our common stock would constitute an “equity interest” for purposes of the Plan Assets Regulation.

Publicly Offered Security

Under the Plan Assets Regulation, a “publicly offered security” is a security that is:

•	freely transferable;

•	part of a class of securities that is widely held; and

•

either part of a class of securities that is registered under section 12(b) or 12(g) of the Exchange Act or sold to an ERISA Plan as part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act, and the class of securities of which this security is a part is registered under the Exchange Act within 120 days, or longer if allowed by the SEC, after the end of the fiscal year of the issuer during which this offering of these securities to the public occurred.

Whether a security is considered “freely transferable” depends on the facts and circumstances of each case. Under the Plan Assets Regulation, if the security is part of an offering in which the minimum investment is $10,000 or less, then any restriction on or prohibition against any transfer or assignment of the security for the purposes of preventing a termination or reclassification of the entity for U.S. federal or state tax purposes will not ordinarily prevent the security from being considered freely transferable. Additionally, limitations or restrictions on the transfer or assignment of a security which are created or imposed by persons other than the issuer of the security or persons acting for or on behalf of the issuer will ordinarily not prevent the security from being considered freely transferable.

A class of securities is considered “widely held” if it is a class of securities that is owned by 100 or more investors independent of the issuer and of one another. A security will not fail to be “widely held” because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control.

The shares of our common stock offered in this prospectus may meet the criteria of the publicly offered securities exception to the look-through rule.

First, the common stock could be considered to be freely transferable, as the minimum investment will be less than $10,000 and the only restrictions upon its transfer are those generally permitted under the Plan Assets Regulation, those required under U.S. federal tax laws to maintain our status as a REIT, resale restrictions under applicable federal securities laws with respect to securities not purchased pursuant to this prospectus and those owned by our officers, directors and other affiliates, and voluntary restrictions agreed to by the selling stockholder regarding volume limitations.

Second, we expect (although we cannot confirm) that our common stock will be held by 100 or more investors, and we expect that at least 100 or more of these investors will be independent of us and of one another.

Third, the shares of our common stock will be part of an offering of securities to the public pursuant to an effective registration statement under the Securities Act and the common stock is registered under the Exchange Act.

Our Status Under ERISA

We believe, on the basis of the Plan Assets Regulation, that the shares will qualify as publicly offered securities and that our assets should not constitute “plan assets” of any plan that invests in shares of our common stock for purposes of ERISA. However, no assurance can be given that this will be the case.

If for any reason our assets are deemed to constitute “plan assets” under ERISA, certain of the transactions in which we might normally engage could constitute a non-exempt “prohibited transaction” under ERISA or Section 4975 of the Code. In such circumstances, we, in our sole discretion, may void or undo any such prohibited transaction. In addition, if our assets are deemed to be “plan assets,” our management may be considered to be fiduciaries under ERISA.

A fiduciary of an ERISA plan or other plan that proposes to cause such entity to purchase our common stock should consult with its counsel regarding the applicability of the fiduciary responsibility and prohibited transaction provisions of ERISA and Section 4975 of the Code to such an investment, and to confirm that such investment will not constitute or result in a non-exempt prohibited transaction or any other violation of ERISA.

The sale of our common stock to a Plan is in no respect a representation by us or any other person associated with the offering of our common stock that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan, or that such an investment is appropriate for Plans generally or any particular Plan.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and UBS Securities LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us, our operating partnership and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of common shares set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Deutsche Bank Securities, Inc.
UBS Securities LLC

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $              per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $              per share to other dealers. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds, before expenses, to us. The information assumes either no exercise or full exercise by the underwriters of their overallotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

Overallotment Option

We have granted an option to the underwriters to purchase up to              additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

Reserved Shares

At our request, the underwriters have reserved for sale, at the initial public offering price, up to shares of common stock offered by this prospectus for sale to our directors, officers, employees, business associates and related persons. Only reserved shares purchased by our directors and officers will be subject to the lock-up provisions described below. The number of shares of our common stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares of our common stock that are not so purchased will be offered by the underwriters to the general public on the same terms as the other shares of our common stock offered by this prospectus.

No Sales of Similar Securities

We, our executive officers and our directors have agreed not to sell or transfer any common shares or securities convertible into, exchangeable for, exercisable for, or repayable with common shares, for 180 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Deutsche Bank Securities, Inc. and UBS Securities LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of lock-up period referred to above, we issue an earnings release or material news or a material event relating to the Company occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We expect the shares to be approved for listing on the New York Stock Exchange under the symbol “CVW.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development,

•	state any other relevant or appropriate factors, if any and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. These underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet websites maintained by such underwriters. Other than the prospectus in electronic format, the information on an underwriter’s website is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) by the underwriters to fewer than 100 natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d) in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of shares shall result in a requirement for the publication by us or any representative of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of shares within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares through any financial intermediary, other than offers made by the underwriters which constitute the final offering of shares contemplated in this prospectus.

For the purposes of this provision, and your representation below, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any shares under, the offer of shares contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

(a) it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

(b) in the case of any shares acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the shares acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where shares have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those shares to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a of the Swiss Code of Obligations. The shares will not be listed on the SWX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SWX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SWX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e. to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by us from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without our express consent. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares that are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorised financial adviser.

LEGAL MATTERS

Certain legal matters, including the validity of common stock offered hereby and our qualification as a real estate investment trust, will be passed upon for us by Goodwin Procter LLP and for the underwriters by Hogan Lovells US LLP.

EXPERTS

The consolidated financial statements of Clearview Hotel Trust, Inc. as of May 3, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The combined financial statements of Clearview Properties and the related financial statement schedule as of and for the years ended December 31, 2009 and 2008 included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the Registration Statement (which report expresses an unqualified opinion on the combined financial statements and related financial statement schedule with an explanatory paragraph concerning substantial doubt about Clearview Properties’ ability to continue as a going concern as discussed in Note 2 to the combined financial statements). Such combined financial statements and financial statement schedule have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The combined financial statements of Clearview Properties and the related financial statement schedule for the year ended December 31, 2007, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which includes an emphasis-of-a-matter paragraph regarding the Company’s plans with respect to its current debt maturities described in Note 2 in the combined financial statements), appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act, with respect to the common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E. Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0300. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, and will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

Prior to or concurrently with the closing of this offering, we will engage in a series of transactions, which we refer to as the Formation Transactions, that will consolidate our business and properties within our company and our operating partnership. Part of the Formation Transactions includes a purchase and sale transaction pursuant to which, prior to or concurrently with the completion of the offering, certain entities affiliated with the Management Company will sell the 14 hotel properties that will comprise our initial portfolio to our operating partnership in exchange for $             in cash and assumption of debt. The entities that will own the 14 hotel properties after consummation of the purchase and sale transaction will lease the 14 hotel properties to our TRS lessees. The agreements relating to Formation Transactions are subject to customary closing conditions, including the closing of this offering.

The significant elements of the Formation Transactions undertaken in connection with this offering include:

•	formation of our company, our operating partnership and our TRS;

•	the purchase and sale transaction;

•	the lease of the 14 properties by the entities owned by our operating partnership to our TRS lessees; and

•	debt repayment.

The following unaudited pro forma condensed combined financial information sets forth:

•	the historical financial information as of and for the year ended December 31, 2009 as derived from the audited financial statements of Clearview Properties.

•

pro forma adjustments assuming the formation transactions and the initial public offering were completed as of December 31, 2009 for the purposes of the unaudited pro forma condensed combined balance sheet and as of January 1, 2009 for the purposes of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2009.

The unaudited pro forma financial information has been adjusted to give effect to:

•	the 2009 historical financial results of Clearview Properties included therein; and

•	the completion of the formation transactions and the initial public offering of the Clearview Hotel Trust, Inc., repayment of indebtedness and other use of proceeds from the offering; and

•	the incremental general and administrative expenses expected to be incurred to operate as a public company.

You should read the information below along with all other financial information and analysis presented in this prospectus, including the sections captioned “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Clearview Properties historical financial statements and related notes included elsewhere in this prospectus. The unaudited pro forma condensed combined financial statements are not necessarily indicative of the actual financial position as of December 31, 2009 or what the actual results of operations of the Company would have been assuming the this offering and the Formation Transactions had been completed as of January 1, 2009, nor are they indicative of the results of operations of future periods. The unaudited pro forma adjustments and eliminations are based on available information and upon assumptions the Company believes are reasonable.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

(dollars in thousands)

	Historical Clearview Properties	Formation and Offering Transactions			Pro Forma Adjustments		Pro Forma Combined Total
Assets
Cash and cash equivalents	$2,278	$		(a)(b)(f)(h)	$(267,339)	(c)	$
Restricted cash	2,023				—
Accounts receivable, net	3,111				—
Accounts receivable from related parties	48				(48)	(e)
Prepaid expenses and other current assets	3,563				(1,206)	(e)

Total current assets	11,023				(268,593)

Property and equipment, net	235,639			(i)
Goodwill	4,400			(i)
Note receivable and accrued interest from related party	18,998				(18,998)	(e)
Deferred charges and other assets, net	4,008			(f)(h)(j)	(1,987)	(d)(g)

Total Assets	$274,068				$(289,578)		$

Liabilities and Owners’ Deficit
Current maturities of long-term debt	$241,437		$(385)	(j)	$(238,886)	(c)	$
Accounts payable and advance deposits	5,444				—
Accounts payable to related parties	1,848				(1,848)	(e)
Accrued expenses and other liabilities	11,661			(i)	(5,894)	(c)

Total current liabilities	260,390		(385)		(246,628)

Long-term debt	195,589		(26,112)	(j)	(22,559)	(c)

Total Liabilities	455,979		(26,497)		(269,187)

Owners’ Equity (Deficit)	(181,911)			(a)	(20,391)	(d)(e)(g)

Total Liabilities and Owners’ Equity (Deficit)	$274,068				$(289,578)		$

See accompanying notes to unaudited pro forma combined balance sheet.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of December 31, 2009

(dollars in thousands)

(a)	To reflect the issuance of equity shares of Clearview Hotel Trust, Inc.:

Sale of shares of common stock at a sales price of $ per share	$
Underwriters costs of offering
Legal, accounting and other costs of offering

Net proceeds	$

(b)	To reflect payment to Seller for the purchase of the 14 hotel properties net of cash used to repay debt and accrued interest as reflected in pro forma adjustment (c) below:

Purchase price for 14 hotel properties	$
Portion of excess equity raise due to Seller
Repayment of debt and accrued interest		(267,339)

Net cash to Seller	$

(c)	To reflect the use of net proceeds from equity issuance to repay debt and accrued interest associated with purchased hotel properties:

Columbia Hospitality Term Loan	$(215,333)
Doubletree Rochester mortgage	(23,007)
Courtyard El Paso Airport mortgage	(9,990)
Courtyard Harrisburg Hershey mortgage	(13,115)
Accrued interest associated with debt paid off	(5,894)

Use of proceeds	$(267,339)

(d)	To reflect the write-off of deferred financing costs of $1,898 associated with debt repaid.

(e)	To reflect the elimination of related party payables, receivables, prepaid management fees and notes receivable not included in the assets and liabilities purchased by Clearview Hotel Trust, Inc.:

Accounts receivable from related parties	$(48)
Prepaid expenses and other current assets	(1,206)
Note receivable and accrued interest from related party	(18,998)

Total effect on assets	(20,252)

Accounts payable to related parties	$(1,848)
Owners’ equity (deficit)	(18,404)

Total effect on liabilities and owners’ equity (deficit)	$(20,252)

(f)	To reflect use of $ of net proceeds to pay financing costs associated with the new a $ million revolving credit facility.

(g)	To reflect the write-off of $89 of unamortized franchise fees associated with existing franchise agreements.

(h)	To reflect the payment of $1,240 for initial franchise fees charged by the franchisors for new licensing agreements resulting from the change in control of the hotels to Clearview Hotel Trust, Inc.

(i)	To reflect the purchase accounting adjustments to record the acquired assets and liabilities at their fair value at December 31, 2009 and to eliminate accumulated depreciation and accumulated amortization balances associated with those assets. The purchase price will also be adjusted for consideration paid to the Seller due to the proceeds of the offering (net of the underwriters’ discount and excluding proceeds from the underwriters’ overallotment option) exceeding $ million, up to 50% of which, at the REIT’s option, is payable in REIT shares, with the remainder payable in cash, and contingent consideration for additional purchase price based on the estimated fair value of an earn-out arrangement whereby the Seller is entitled to either cash or REIT shares, at the REIT’s option, totaling $10.0 million if 2010 property-level Adjusted EBITDA exceeds $47.0 million and $10.0 million if 2011 property-level Adjusted EBITDA exceeds $51.7 million.

Cost to be allocated under purchase accounting is composed of the following:

Purchase price for 14 hotel properties (adjustment (b) above)	$
Accrual of estimated fair value of earn-out arrangement
Portion of excess equity raise due to Seller
Adjustment to reflect fair value of assumed debt		(26,497)

Total cost to be allocated	$

Allocation of costs:
Property and equipment, net
Goodwill
Deferred charges and other assets

Total cost allocated	$

(j)	To adjust assumed debt to fair market value at date of acquisition including the adjustment to write-off deferred financing costs associated with assumed debt:

Deferred charges and other assets	$(1,412)

Current maturities of long-term debt	$(385)
Long-term debt	(26,112)

Total effect on liabilities	$(26,497)

The following is a summary of the effect of the above adjustments on the pro forma condensed combined balance sheet captions:

Cash and cash equivalents:

(a) Initial public offering proceeds net of related costs of issuance	$
(b) Net cash to Seller for sale of 14 hotel properties
(f) Financing costs of new revolving credit facility
(h) Initial franchise fees paid related to new licensing agreements		(1,240)

Total	$

Deferred charges and other assets:

Formation and offering transaction:

(f) Financing costs associated with new revolving credit facility	$
(h) Initial franchise fees paid related to new licensing agreements		1,240
(i) Purchase accounting adjustment to expense deferred financing costs associated with assumed debt		(1,412)

Total	$

Pro forma adjustments:

(d) Write-off deferred financing costs associated with debt repaid	$(1,898)
(g) Write off of unamortized franchise fees associated with existing franchise agreements	(89)

Total	$(1,987)

Long-term debt and current maturities thereof:

(c) Debt repaid with initial public offering proceeds:
Columbia Hospitality Term Loan	$(215,333)
Doubletree Rochester mortgage	(23,007)
Courtyard El Paso Airport mortgage	(9,990)
Courtyard Harrisburg Hershey	(13,115)

Total	(261,445)
Less long-term portion	22,559

Current portion	$(238,886)

Owners’ equity (deficit):

Formation and Offering Transactions:
(a) Initial public offering proceeds, net of related costs of issuance	$

Total	$

Pro forma adjustments:
(d) Deferred financing costs expensed related to debt repaid		(1,898)
(e) Elimination of related party notes, related party accounts receivable, prepaid expenses to related party and related party accounts payable by our predecessor, net		(18,404)
(g) Elimination of existing unamortized franchise fees for which new agreements have been obtained		(89)

Total		$(20,391)

UNAUDITED PRO FORMA FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year Ended December 31, 2009

(in thousands except for per share amounts)

	Historical Clearview Properties	Formation and Offering Transactions		Pro Forma Adjustments				Pro Forma Total
Revenues
Rooms	$100,941			$				$
Food and beverage	35,696
Other operating	5,962

Total Revenues	142,599

Operating Expenses
Rooms	24,744
Food and beverage	19,205
Other hotel operating expenses	2,452
Utilities	7,799
Marketing and advertising	2,494
Maintenance and repairs	6,087
Property taxes, insurance, and leased facilities	11,660				(372)		(c)
Franchise and reservation fees	13,052
Management fee	4,125				(1,273)		(b)
Administrative and general	6,005
Depreciation and amortization	16,646		(f)(g)		(49	)(j)

Total Operating Expenses	114,269				(1,645)

Operating Income	28,330				1,645

Interest expense	(13,567)		(d)(h)		2,305		(a)(i)
Interest expense for guaranteed term loan	(19,019)				19,019		(a)(i)
Interest income	563				(557)		(e)

Net Income (loss)	$(3,693)	$			$22,412			$

Calculation of Basic and Diluted EPS
Weighted average number of shares								$

Basic and diluted earnings per share								$

See accompanying notes to unaudited pro forma condensed combined income statement for the year ended December 31, 2009.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year ended December 31, 2009

The following pro forma adjustments assume that the Formation Transactions occurred on January 1, 2009.

(a)	To reflect the decrease in interest expense of $2,174 and $16,290 for mortgage interest and interest expense for guaranteed debt, respectively, related to the repayment of debt with proceeds from the initial public offering.

(b)	To reflect the change in management fees resulting from the new management agreements:

Management fees under the new management agreements at 2% of gross revenue	$2,852
Less: Management fees paid under the management agreements in place for the predecessor	(4,125)

Net decrease in management fees	$(1,273)

(c)	To reflect the change in the Management Agreements from the self insured workers’ compensation arrangement of our predecessor to a fully insured workers’ compensation arrangement.

(d)	To reflect the increase in interest expense of $ resulting from the amortization of the deferred financing costs associated with the new $ million revolving credit facility over a year term.

(e)	To reflect the elimination of interest income of $557 associated with a related party note receivable which is not being acquired by Clearview Hotel Trust, Inc.

(f)	To reflect the amortization of $ 1,240 over a 10 year term related to the additional franchise fees that are required to be paid to the franchisors resulting from the change in control of the hotels to Clearview Properties.

(g)	To reflect the increase in depreciation expense of $ due to the stepped-up valuation of property and equipment as a result of purchase accounting associated with the acquisition of the 14 hotel properties. This adjustment is subject to the completion of the purchase price allocation which will be completed after the offering with the assistance of a firm that specializes in valuation analysis.

(h)	To reflect the increase in interest expense of $4,374 due to the amortization of debt discount resulting from the adjustment of assumed debt to fair market value assumed by Clearview Properties to its fair value as a result of the acquisition.

(i)	To reflect the elimination of $131 and $2,729 of deferred financing cost amortization expenses as interest expense and interest expense for guaranteed debt, respectively, related to debt paid off with offering proceeds.

(j)	To reflect the elimination of $49 of franchise fees amortized by our predecessor.

The following is a summary of the effect of the above adjustments on captions of the pro forma condensed statement of operations for the year ended December 31, 2009:

Depreciation and amortization:

(f) Amortization expense associated with the new franchise fees		$124
(g) Increase in depreciation expense due to the stepped-up value of fixed assets as a result of purchase accounting adjustments

Total	$

Interest expense:

Formation and offering transactions:

(d) Amortization of deferred financing costs related to the new revolving credit facility
(h) Amortization of debt discount resulting from the fair value adjustment of debt in accordance with purchase accounting		4,374

Total	$

Pro forma adjustments:

(a) Reduction in interest expense for mortgage debt paid off		$2,174
(i) Reduction of deferred financing cost amortization related to debt paid off with offering proceeds		131

		$2,305

Interest expense for guaranteed term loan:

(a) Reduction in interest expense for guaranteed debt for the repaid term loan	$16,290
(i) Reduction of deferred financing cost amortization related to the repaid term loan with offering proceeds	2,729

Total	$19,019

Report of Independent Registered Public Accounting Firm

To the Stockholder of Clearview Hotel Trust, Inc.

We have audited the accompanying consolidated balance sheet of Clearview Hotel Trust, Inc. as of May 3, 2010. This consolidated balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated balance sheet referred to above presents fairly, in all material respects, the consolidated financial position of Clearview Hotel Trust, Inc. at May 3, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Irvine, California

May 11, 2010

CLEARVIEW HOTEL TRUST, INC.

Consolidated Balance Sheet

As of May 3, 2010

Assets:
Cash and total assets	$—

Liabilities and Stockholders’ Equity:
Liabilities	—

Stockholders’ Equity:
Common stock, par value $.01 per share, 1,000,000 shares authorized, 1,000 shares issued and outstanding	—

Total Stockholders’ Equity	—

Total Liabilities and Stockholders’ Equity	$—

CLEARVIEW HOTEL TRUST, INC.

NOTES TO CONSOLIDATED BALANCE SHEET

1. ORGANIZATION AND BUSINESS

Clearview Hotel Trust, Inc. (the “Company”) was incorporated in Maryland on April 13, 2010. The Company will conduct its business through a traditional umbrella partnership REIT, or UPREIT, in which its hotel properties will be owned by its operating partnership, Clearview Hotel Operating Partnership, L.P. (the “Operating Partnership”), and limited partnerships, limited liability companies or other subsidiaries of the Company’s operating partnership. The Company is the sole general partner of its operating partnership.

In order for the income from the Company’s hotel operations to constitute “rents from real property” for purposes of the gross income tests required for REIT qualification, the Company cannot directly or indirectly operate any of its hotels. Instead, the Company must lease its hotels. Accordingly, the Company intends to lease each of its hotel properties to entities owned by Clearview Hotel TRS, Inc. (the “Clearview TRS”), the Company’s taxable REIT subsidiary, or TRS, which is wholly owned, directly or indirectly, by the Operating Partnership. The entities owned by Clearview TRS will pay rent to the Company that is treated as “rents from real property,” provided that the hotel manager (the “Management Company”), is deemed to be an “eligible independent contractor” and certain other requirements are met. Clearview TRS and any other TRSs will be subject to U.S. federal, state and local income taxes applicable to corporations.

The Company is a self-advised real estate investment trust, or REIT, that will own, acquire, reposition, redevelop and develop upper-upscale and upscale full service hotel and resort properties located in North America. Concurrently with the completion of the Company’s initial public offering (the “Offering”), the Company has agreed to effect a series of transactions, that will consolidate its business and properties within the Company and its operating partnership (the “Formation Transactions”). The Formation Transactions include a purchase and sale transaction pursuant to which, prior to or immediately following the completion of the Offering, certain entities affiliated with the Columbia Sussex Corporation (“Columbia”) will sell all of their interests in the entities that own the 14 properties that will comprise the Company’s initial portfolio to the Operating Partnership. The entities that are sold to the Operating Partnership will lease the 14 properties to entities owned by Clearview TRS. The Management Company will enter into management agreements with subsidiaries of Clearview TRS pursuant to which the Management Company will manage the Company’s 14 initial hotel properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated balance sheet as of April 13, 2010 includes the accounts of the Company, the Operating Partnership, Clearview TRS, and their subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. Our consolidated financial statements will include our accounts, the accounts of our wholly owned subsidiaries or subsidiaries for which we have a controlling interest, the accounts of variable interest entities in which we are the primary beneficiary, and the accounts of other subsidiaries over which we have control. The determination of whether we are the primary beneficiary is based on a combination of qualitative and quantitative factors which require management in some cases to estimate future cash flows or likely courses of action and require management to evaluate control.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents are defined as cash on hand and in various bank accounts plus all short-term investments with an original maturity of three months or less when purchased.

Investments in Hotel Properties and Other Real Estate Assets

Hotel properties and other real estate assets are recorded based on the fair value of the acquired land, building, furniture, fixtures and equipment, identifiable intangible assets, other assets and assumed liabilities at initial acquisition, less accumulated depreciation. Identifiable intangible assets typically arise from contractual arrangements. The acquisition-date fair values of all assets and assumed liabilities are determined using methods similar to those used by independent appraisers (e.g., discounted cash flow analysis) and that utilize appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors including historical operating results, known and anticipated trends, and market and economic conditions. Acquisition costs are expensed as incurred. Hotel renovations and/or replacements of assets that improve or extend the life of the asset are capitalized and depreciated over their estimated useful lives. Furniture, fixtures and equipment under capital leases are carried at the present value of the minimum lease payments. Repair and maintenance costs are charged to expense as incurred. Changes in estimates and judgments related to the allocation of the purchase price could result in the over or understatement of our various real estate or intangible assets, which can impact depreciation and/or amortization expense and our results of operations.

Depreciation and Amortization of Hotel Properties and Intangible Assets

Hotel properties are depreciated using the straight-line method over an estimated useful life of five to 40 years for buildings and three to 15 years for furniture, fixtures and equipment. Intangible assets arising from contractual arrangements are typically amortized over the life of the contract.

Impairment of Hotel Properties

The Company follows the requirements of the Property, Plant and Equipment Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which requires impairment losses to be recorded on long-lived assets to be held and used by the Company when indicators of impairment are present and the future undiscounted net cash flows expected to be generated by those assets are less than the assets’ carrying amount. The Company monitors events and changes in circumstances for indicators that the carrying value of the hotel and related assets may be impaired. Factors that could trigger an impairment analysis include, among others: (i) significant underperformance relative to historical or projected operating results, (ii) significant changes in the manner of use of the hotels or the strategy of our overall business (iii) a significant increase in competition, (iv) a significant adverse change in legal factors or regulators or (v) significant negative industry or economic trends. When such factors are identified, the Company will prepare an estimate of the undiscounted future cash flows, of the specific hotel and determine if the investment in such hotel is recoverable based on the undiscounted future cash flows. If impairment is indicated, an adjustment is made to the carrying value of the hotel to reflect the hotel at fair value less costs to sell. A hotel is considered held for sale when a contract for sale is entered into, a substantial, non-refundable deposit has been committed by the purchaser, and sale is expected to close within the next 12 months.

Revenue Recognition

Revenue consists of amounts derived from hotel operations, including the sales of rooms, food and beverage, and other hotel operating revenues. Revenue is recognized when rooms are occupied and services have been rendered.

Advertising and promotion costs are expensed when incurred. Advertising and promotion costs represent the expense for advertising and reservation systems under the terms of the hotel franchise and management agreements and general and administrative expenses that are directly attributable to advertising and promotions.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Code and intend to operate as such beginning with our taxable year ending December 31, 2010. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute annually to our stockholders at least 90% of the REIT taxable income, determined without regard to the deduction for dividends paid and excluding net capital gains, which does not necessarily equal net income as calculated in accordance with GAAP. As a REIT, the Company generally will not be subject to U.S. federal income tax (other than taxes paid by the TRS subsidiaries) to the extent the Company distributes 100% of our REIT taxable income to our stockholders. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to U.S. federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for the four taxable years following the year during which qualification is lost unless the Company satisfies certain relief provisions.

3. STOCKHOLDER’S EQUITY

In connection with the Offering, affiliates of the Company have or will incur legal, accounting, and related costs, which will be reimbursed by the Company upon the consummation of the Offering. Such costs will be deducted from the proceeds of the Offering. Underwriting commissions and costs to be incurred in connection with the offering will be reflected as a reduction of additional paid in capital.

4. CONCENTRATION OF RISK

The Company at times may maintain cash and cash equivalents and certain other financial instruments with various financial institutions. These financial institutions are located throughout the country and the Company’s policy is designed to limit exposure to any one institution. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy.

Of the 14 hotel properties the Company will acquire, three of the properties individually comprise greater than 10% and collectively total 33.6% of total revenues of the Company based on the results of the properties being acquired for the year ended December 31, 2009.

5. SUBSEQUENT EVENT

On May 11, 2010, the various entities that own or control the hotel real estate hospitality assets and operations of the Company entered into an omnibus purchase and sale and formation transaction agreement (the “Agreement”) with Columbia to sell 14 hotel properties that will comprise the Company’s initial portfolio to the Company for a gross purchase price of $518.0 million payable in cash or by assumption of debt. The sale price is also subject to various adjustments, including the estimate of contingent consideration due to Columbia for: (i) 80% of the proceeds of the contemplated initial public offering (net of underwriters’ discount and excluding proceeds from the exercise of the underwriters’ overallotment option) that exceeds $371.0 million (up to 50% of which, at the Company’s option, is payable in shares of the Company’s stock, with the remainder payable in cash); and (ii) the entities selling the properties will also be entitled to $10.0 million in the event that the hotel property operations achieve greater than $47.0 million of property-level Adjusted EBITDA for the fiscal year ending December 31, 2010 and $10.0 million in the event that we achieve greater than $51.7 million of property-level Adjusted EBITDA for the fiscal year ending December 31, 2011 (regardless of whether the 2010 target was met). In addition, the Company, in its sole discretion, may elect within 30 days after the execution of the Agreement to cause Columbia or its affiliates to sell to the Company the Courtyard by Marriott Columbus West in lieu of acquiring the Marriott Knoxville included within these combined financial statements (the “Option”). Although currently not considered probable, if the Option is elected, the Agreement provides that the purchase price will decrease to $494.2 million and the initial public offering equity raise adjustment mentioned above would increase to $376.7 million, among other adjustments as defined in the Agreement.

The Company evaluated subsequent events through the date this consolidated balance sheet was issued.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Owners of

Clearview Properties:

We have audited the accompanying combined balance sheets of Clearview Properties (the “Company”) as of December 31, 2009 and 2008, and the related combined statements of operations, owners’ deficit and cash flows for the years then ended. Our audits also included the financial statement schedule for the years ended December 31, 2009 and 2008 listed in the Index to Financial Statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits as of and for the years ended December 31, 2009 and 2008.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the financial position of Clearview Properties at December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule for the years ended December 31, 2009 and 2008, when considered in relation to the basic combined financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

The accompanying combined financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Company’s owners’ deficit and current maturities of its debt raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 2 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Cincinnati, Ohio

May 11, 2010

Report of Independent Registered Public Accounting Firm

To the Owners of

Clearview Properties:

We have audited the accompanying combined statements of operations, changes in owners’ deficit, and cash flows of Clearview Properties (the Company) for the year ended December 31, 2007. Our audit also included the financial statement schedule (Schedule III - Real Estate and Accumulated Depreciation) for the year ended December 31, 2007, listed in the Index to Financial Statements. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully explained in Note 2, at December 31, 2009 the Company has an owners’ deficit of approximately $182 million and current maturities of debt of approximately $241 million. Management’s plan with respect to these matters is more fully described in Note 2.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined results of the operations and cash flows of the Company for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2007, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Cincinnati, Ohio

May 11, 2010

CLEARVIEW PROPERTIES

COMBINED BALANCE SHEETS

As of December 31, 2009 and 2008

(in thousands)

	2009	2008
Assets
Cash and cash equivalents	$2,278	$2,799
Restricted cash	2,023	1,468
Accounts receivable, net	3,111	3,962
Accounts receivable from related parties	48	252
Current maturities of note receivable and accrued interest from related party	—	424
Prepaid expenses and other assets	3,563	3,499

Current assets	11,023	12,404

Property and equipment, net	235,639	249,335
Goodwill	4,400	4,400
Note receivable and accrued interest from related party	18,998	18,197
Deferred charges and other assets, net	4,008	3,962

Total Assets	$274,068	$288,298

Liabilities and Owners’ Deficit
Current maturities of long-term debt	$241,437	$248,649
Accounts payable and advance deposits	5,444	7,030
Accounts payable to related parties	1,848	1,307
Accrued expenses and other liabilities	11,661	7,745

Current liabilities	260,390	264,731

Long-term debt	195,589	216,495

Total Liabilities	455,979	481,226
Commitments and Contingencies
Owners’ Deficit	(181,911)	(192,928)

Total Liabilities and Owners’ Deficit	$274,068	$288,298

The accompanying notes are an integral part of the combined financial statements.

CLEARVIEW PROPERTIES

COMBINED STATEMENTS OF OPERATIONS

Years ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Revenues
Room	$100,941	$120,681	$124,124
Food and beverage	35,696	44,392	47,623
Other operating	5,962	6,766	6,503

Total Revenues	142,599	171,839	178,250

Operating Expenses
Room	24,744	30,435	32,184
Food and beverage	19,205	24,327	26,412
Other hotel operating expenses	2,452	2,766	2,636
Utilities	7,799	8,308	8,490
Marketing and advertising	2,494	3,139	3,305
Maintenance and repairs	6,087	7,131	6,599
Property taxes, insurance, and leased facilities	11,660	11,317	11,245
Franchise and reservation fees	13,052	15,140	15,227
Management fee	4,125	5,045	5,311
Administrative and general	6,005	7,584	7,518
Depreciation and amortization	16,646	16,062	15,541

Total Operating Expenses	114,269	131,254	134,468

Operating Income	28,330	40,585	43,782

Interest expense	(13,567)	(12,666)	(14,034)
Interest expense for guaranteed term loan	(19,019)	(14,779)	(17,173)
Interest income	563	1,027	1,581
Loss on extinguishment of debt	—	(68)	(2,196)
Write-off of deferred financing costs	—	(846)	—

Net Income (Loss)	$(3,693)	$13,253	$11,960

The accompanying notes are an integral part of the combined financial statements.

CLEARVIEW PROPERTIES

COMBINED STATEMENTS OF CHANGES IN OWNERS’ DEFICIT

Years ended December 31, 2009, 2008 and 2007

(in thousands)

Balance as of December 31, 2006	$(90,722)
Distributions	(39,469)
Contributions	16,079
Net equity adjustment for guaranteed term loan	(36,522)
Net income	11,960

Balance as of December 31, 2007	(138,674)
Distributions	(68,435)
Contributions	4,467
Net equity adjustment for guaranteed term loan	(3,539)
Net income	13,253

Balance as of December 31, 2008	(192,928)
Distributions	(26,253)
Contributions	1,288
Net equity adjustment for guaranteed term loan	39,675
Net loss	(3,693)

Balance as of December 31, 2009	$(181,911)

The accompanying notes are an integral part of the combined financial statements.

CLEARVIEW PROPERTIES

COMBINED STATEMENTS OF CASH FLOWS

Years ended December 31, 2009, 2008 and 2007

(in thousands)

	2009	2008	2007
Cash Flows from Operating Activities:
Net income (loss)	$(3,693)	$13,253	$11,960
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	16,646	16,062	15,541
Amortization of deferred financing costs	328	459	461
Interest expense on guaranteed term loan paid by others	19,019	14,779	17,173
Loss on extinguishment of debt	—	68	2,196
Write-off of deferred financing costs	—	846	—
Changes in operating assets and liabilities:
Accounts receivable, net	851	929	107
Accrued interest on related party note receivable	(377)	157	894
Prepaid expenses and other assets	(64)	23	(153)
Accounts payable and advance deposits	(411)	(961)	(2,220)
Related party receivables and payables, net	745	(3,072)	4,918
Accrued expenses and other liabilities	(992)	(820)	1,215

Net Cash Provided by Operating Activities	32,052	41,723	52,092

Cash Flows from Investing Activities:
Additions to property and equipment	(4,076)	(11,876)	(8,720)
Decrease in restricted cash and loan reserve funds	(107)	1,713	2,026
Loans to related parties	—	—	(750)
Loan payments from related parties	—	540	—
Proceeds from sale of property and equipment	1	5	3

Net Cash Used in Investing Activities	(4,182)	(9,618)	(7,441)

Cash Flows from Financing Activities:
Proceeds from borrowings	13,250	33,700	—
Repayments of borrowings	(16,571)	(2,749)	(20,985)
Payment of deferred financing costs	(105)	(430)	(233)
Contributions from owners	1,288	4,467	16,079
Distributions to owners	(26,253)	(68,036)	(39,469)

Net Cash Used in Financing Activities	(28,391)	(33,048)	(44,608)

Net Increase (Decrease) in Cash and Cash Equivalents	(521)	(943)	43
Cash and Cash Equivalents at Beginning of Year	2,799	3,742	3,699

Cash and Cash Equivalents at End of Year	$2,278	$2,799	$3,742

Supplemental Disclosure of Cash Flow Information
Cash paid for interest, net of capitalized interest	$13,252	$12,177	$13,867
Supplemental Disclosure of Noncash Activity
Capital expenditures in accounts payable at year-end	$229	$1,403	$421
Accrued distributions to owners	$—	$399	$—
Net borrowing (repayments) of guaranteed term loan	$(24,797)	$19,070	$52,500
Deferred financing costs on guaranteed term loan paid by others	$3,495	$1,586	$—
Increase (decrease) in accrued interest on guaranteed term loan	$4,907	$(345)	$463

The accompanying notes are an integral part of the combined financial statements.

CLEARVIEW PROPERTIES

NOTES TO COMBINED FINANCIAL STATEMENTS

Years Ended December 31, 2009, 2008 and 2007

(in thousands)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Clearview Properties (collectively, the “Company”) is not a legal entity but rather a combination of certain real estate hospitality assets and operations as described below. During all periods presented in the accompanying combined financial statements, the Company is comprised of 14 hotel properties consisting of real estate hospitality assets and operations controlled by Columbia Sussex Corporation (“Columbia”) or Columbia East Lansing Hotel, Inc. (“East Lansing”), affiliated by common control through their controlling shareholder.

Concurrent with the consummation of an initial public offering (the “Offering”) of the common stock of Clearview Hotel Trust (“CHT”), which is expected to be completed in 2010, CHT and its newly formed majority-owned limited partnership, Clearview Hotel Operating Partnership, (the “operating partnership”), will acquire the real estate hospitality assets and operations of the Company. Certain related party assets and liabilities, including the note receivable and accrued interest from related party, will not be acquired by the operating partnership.

The operations of CHT will be carried on primarily through an operating partnership and its taxable REIT subsidiaries (“TRSs”). Prior to or immediately following the completion of the Offering, Columbia, East Lansing and their respective subsidiaries will sell all of their interests in the 14 properties, as well as the assumption of related debt and other specified liabilities in exchange for cash from the Offering (the “Acquisition”). These combined financial statements reflect the historical cost basis of the Company and do not reflect any adjustments to the basis of these assets or any additional assets or liabilities that may be required to be recorded as the result of the business combination.

The Company’s assets to be owned by CHT and operating partnership after the consummation of a series of transactions that will consolidate its business and properties within the Company and the operating partnership (the “Formation Transactions”) will enter into new management agreements with Columbia or an affiliated management company of Columbia to manage the Company’s 14 hotel properties.

The accompanying combined financial statements do not include investments in real estate properties owned by Columbia or its affiliates that will not be sold, contributed or transferred to the operating partnership in connection with the Formation Transactions.

Certain partnerships and limited liability companies that own five hotel operations included in these combined financial statements guarantee the Term Loan, described in Note 4, along with other partnerships and limited liability companies that own five other hotel operations that are not included in these combined financial statements. Because the guarantees provided are joint and several, the entire amount of the Term Loan and related interest expense has been included in these combined financial statements. The principal payments or additional borrowings on the Term Loan and interest expense for 2009, 2008 and 2007 that has not been paid or received by entities included in these combined financial statements is shown in the Combined Statements of Changes in Owners’ Deficit as Net Equity Adjustment for Guaranteed Term Loan.

The Company includes the following hotel properties:

Property	Location
Marriott El Paso	El Paso, Texas
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica	Santa Monica, California
Doubletree Rochester	Rochester, New York
Marriott Anchorage Downtown	Anchorage, Alaska
Doubletree Birmingham	Birmingham, Alabama
Renaissance Philadelphia Airport Hotel	Philadelphia, Pennsylvania
Marriott East Lansing at University Place	East Lansing, Michigan
Marriott Greensboro Downtown	Greensboro, North Carolina
Courtyard El Paso Airport	El Paso, Texas
Courtyard Harrisburg Hershey	Harrisburg, Pennsylvania
Marriott Jackson	Jackson, Mississippi
Marriott Knoxville	Knoxville, Tennessee
Marriott Tampa Westshore	Tampa, Florida
Marriott Albuquerque	Albuquerque, New Mexico

The Company’s investments in real estate properties are subject to risks incidental to the ownership and operation of real estate hospitality assets. These risks include, among others, the risks normally associated with changes in general economic conditions, trends in the real estate industry, competition, changes in tax laws, interest rate levels, the availability and cost of financing, and potential liability under environmental and other laws.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed in the preparation of the combined financial statements.

Principles of Combination—The Company represents a combination of certain hospitality assets and operations and affiliates that are under common control. Due to their common control, the financial statements of the separate assets and operations are presented on a combined basis. All significant intercompany balances and transactions have been eliminated in the combined financial statements.

For the historical periods presented, the Company operated without a defined capital structure or designated equity. As a result, earnings per share is not presented for historical periods.

Going Concern Consideration—These combined financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. As of December 31, 2009, the Company has an accumulated deficit of approximately $181,911. The Company’s accumulated deficit and the $241,437 of current maturities of its debt raise substantial doubt about its ability to continue as a going concern. The Company’s ability to continue as a going concern is contingent upon the successful completion of the Offering or the Company’s ability to obtain additional financing arrangements including loan extensions or loan modifications. Columbia intends to use its distributions from the sale of the Company’s real estate hospitality assets to meet the Company’s current debt obligations as well as other liquidity needs of Columbia. The financial statements do not include any adjustments that might result from this uncertainty.

If the Offering is not completed, then the Company will need to raise alternative capital from refinancing currently maturing debt, seeking extensions of maturities from existing lenders or seeking modifications or waivers of existing loan agreements. There are no assurances that the planned offering will be completed or that the Company will be able to obtain such other capital or modifications of existing lending agreements on acceptable terms, or at all.

Basis of Accounting—The accompanying combined financial statements are presented in accordance with GAAP and include all adjustments that are necessary for the fair presentation of the financial condition and results of operations for the periods shown.

The combined financial statements of Clearview Properties reflect the assets, liabilities, revenues and expenses directly attributable to Clearview Properties, as well as allocations deemed reasonable by Company management, to present the combined financial position, results of operations and cash flows of Clearview Properties on a stand-alone basis. The allocation methodologies are described below and Company management considers the allocations to be reasonable. The financial information included herein may not necessarily reflect the combined financial position, results of operations and cash flows of Clearview Properties in the future or what they would have been had Clearview Properties been a separate, stand-alone entity during the periods presented. The cost allocation methods applied to the properties include the following:

•	Specific identification—Where the amounts were specifically identified to the property, they were classified accordingly.

•

Reasonable allocation method—Where the amounts were not clearly or specifically identified, Company management determined if a reasonable allocation method could be applied. For example, workers’ compensation insurance is allocated based on the payroll dollars at the property and general liability insurance is allocated based on the relative revenues of the property.

•

General allocation approach—For consistency, when specific identification or the reasonable allocation method could not be applied, Company management used a general allocation approach. This approach consisted of utilizing the revenue ratio between the properties, which Company management determined to be the primary driver for the shared services costs of Columbia. The general allocation of costs is classified as Management Fee to Related Party on the Combined Statements of Operations. Further information is included in Note 9, Related Party Transactions.

Use of Estimates—The preparation of combined financial statements in conformity with GAAP requires the use of management’s estimates and assumptions that affect the reported amount of assets, liabilities, revenues and expenses. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalents in various major financial institutions, which, at times, may be in excess of federally insured amounts. Company management believes the credit risk related to these balances is minimal.

Restricted Cash—The amounts represent funds held in bank accounts restricted for the payment of principal and interest with respect to certain mortgage loans and the payment of real estate taxes, insurance and seasonality reserves (See Note 4).

The Company’s Term Loan contains a requirement that Columbia Hospitality, LLC, the parent of certain assets and legal entities included in these combined financial statements (the “Borrower”) and its subsidiaries maintain a minimum unrestricted cash balance of at least $2,000 while the loan is outstanding. The requirement was met by other affiliated companies not included in these combined financial statements (see Note 4).

Accounts Receivable—Accounts receivable primarily represent receivables from hotel guests who occupy hotel rooms and utilize hotel services. The Company maintains an allowance for doubtful accounts which is based upon a specific review of customer accounts as well as historical collection experience and current economic and business conditions. Accounts are written off when management deems the account to be uncollectible. Recoveries of accounts previously written off are recorded when received. The Company’s accounts receivable at December 31, 2009 and 2008 includes an allowance for doubtful accounts of $48 and $131, respectively.

Inventories—Inventories, consisting primarily of food and beverages, are stated at the lower of cost or market with cost determined on a method that approximates first-in, first-out basis. Inventories are included in Prepaid Expenses and Other Assets on the Combined Balance Sheets.

Property and Equipment—Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the property and equipment. The estimated useful lives for property and equipment in service range from five to forty-five years for building and building components and three to fifteen years for equipment. Routine maintenance and repairs are charged to expense as incurred. The cost of hotels under construction includes salaries and related expenses of project designers and engineers. The cost and related accumulated depreciation of property and equipment retired or sold are removed from the accounts, and the resulting gain or loss is included in “Depreciation and amortization.”

Interest attributed to funds used to finance major capital expenditures is capitalized as an additional cost of the related assets. Capitalization of interest ceases when the related assets are completed and ready for their intended use. No interest was capitalized for the years ended December 31, 2009 and 2008 and interest of $49 was capitalized for the year ended December 31, 2007.

Costs associated with the legal obligations for the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset are required to be accrued for in the period the obligation is incurred. The Company currently has no material legal obligation related to its retirement of long-lived assets.

The Company annually evaluates the carrying value of its assets for impairment. For assets in use when the trigger events specified in the Financial Accounting Standards Board (“FASB”) guidance on accounting for the impairment or disposal of long-lived assets occur, the expected undiscounted future cash flows of the assets are compared to the net book value of the assets. If the expected undiscounted future cash flows are less than the net book value of the assets, the excess of the net book value over the estimated fair value is charged to current earnings. Fair value is based upon discounted cash flows of the assets at rates deemed reasonable. There were no impairment losses of long-lived assets recognized in 2009, 2008 and 2007.

Goodwill and Other Intangible Assets—Goodwill and intangible assets arise in connection with acquisitions of hotel properties. In accordance with the FASB guidance regarding business combinations and on goodwill and other intangible assets, the Company does not amortize goodwill and intangible assets with indefinite lives. Intangible assets with finite lives are amortized over their respective useful lives. The Company reviews all goodwill and intangible assets for impairment by comparisons of fair value to book value annually on October 1, or upon the occurrence of a trigger event. Impairment charges, if any, are recognized in operating results.

When testing goodwill and intangible assets with indefinite lives for impairment, the Company uses both external appraisals and the income approach, which includes an analysis of the market, cash flows, and risks associated with achieving such cash flows at the individual hotel level. The income approach focuses on the income producing capability of the existing hotels and best represents the present value of the future economic benefits expected to be derived. Significant assumptions used in the valuation of hotels include projections, working capital requirements, and a discount rate.

As of December 31, 2009 and 2008, the Company had $4,400 of goodwill recorded associated with its Marriott Tampa Westshore property and had no recorded intangible assets. No impairment losses were recorded by the Company during the years ended 2009, 2008 and 2007 as the fair value of the hotel’s assets significantly exceeded its carrying value as determined in the Company’s annual impairment testing.

Loans to Related Parties—The Company periodically evaluates the adequacy of the provision for loan losses based on known risks, adverse situations that may impact a specific loan, the estimated value of the underlying collateral, and current economic conditions and trends. Such estimates are susceptible to change, and actual losses on the specific loans may vary from estimated losses. The provision for loan losses may be decreased by charge-offs (net of recoveries). See Notes 9 and 11 for further discussion.

Franchise Fees—The Company has franchise license agreements with various franchisors which provide for the Company’s use of the franchisor’s trade name, reservation system, operating methods, training and sales and marketing programs. The initial fees paid to the franchisors are capitalized and amortized to depreciation and amortization expense using the straight-line method over the expected term of the franchise license agreement, which is normally ten years. The unamortized balances of the initial fees are included in Deferred Charges and Other Assets in the accompanying Combined Balance Sheets. The Company also pays the franchisors other fees, some of which are based on the sales volume of the related hotel, which are expensed as incurred and included in Franchise and Reservation Fees in the Combined Statements of Operations. The franchise license agreements have expiration dates ranging from 2012 to 2025.

Unamortized franchise fees as of December 31, 2009 and 2008 were $89 and $138, respectively, net of accumulated amortization of $376 and $327, respectively. Amortization of franchise fees was $49 for each of the years ended December 31, 2009, 2008 and 2007.

Deferred Financing Costs—Deferred financing costs consists of loan fees and other financing costs incurred related to the Company’s outstanding indebtedness. Using the effective interest method, deferred financing costs are amortized to interest expense over the terms of the related debt. Unamortized deferred financing costs as of December 31, 2009 and 2008 were $3,310 and $2,767, respectively, net of accumulated amortization of $2,828 and $1,435, respectively. Upon repayment or substantial modification of the underlying debt, any related unamortized deferred financing costs are expensed and included in Loss on extinguishment of debt.

Retirement Plans—Under the terms of the hotel management agreements, all employees at the hotels are employees of Columbia. Columbia sponsors a defined contribution plan, the Columbia Sussex Corporation 401(k) Plan (the “401(k) Plan”), which is available to substantially all Columbia employees, including those working at the Company’s hotels, with eligibility based on certain minimum age and service requirements. Participants may make voluntary, pre-tax contributions to the 401(k) Plan through salary deferrals. Employer matching contributions to these deferrals are based on a percentage of employee contributions and are funded at the same time that employee contributions are made. The Company is responsible for the employer matching contributions for employees working at its hotels.

Prior to 2008, Columbia sponsored a noncontributory defined contribution plan for employees, including those working at some of the Company’s hotels, who met certain eligibility requirements. Effective January 1, 2008, the Columbia Sussex Corporation Pension Plan (Defined Contribution Plan) was merged into the 401(k) Plan described above. Contributions to the Defined Contribution Plan were based on qualifying payroll of the eligible employees. The Company’s Defined Contribution Plan contribution for 2007 of $720 was accrued as of December 31, 2007 and paid in February 2008 into the employees’ 401(k) Plan accounts in an amount equal to what would have been contributed under the provisions of the Defined Contribution Plan.

As a result of the merger of the Defined Contribution Plan into the 401(k) Plan, Columbia’s employees working at some of the Company’s hotels who were eligible to participate in the Defined Contribution Plan at the date of the merger receive profit sharing contributions of three percent of their eligible compensation into their

401(k) Plan accounts in addition to any matching contribution they are otherwise eligible for under the 401(k) Plan. These profit sharing pension contributions are made in the year subsequent to the year used to calculate the contributions.

In October 2009, Columbia suspended both the employer matching and profit sharing contributions to the 401(k) Plan. Employer profit sharing and matching contributions for the years ended December 31, 2009, 2008 and 2007 were $4, $668 and $868, respectively. Forfeitures of nonvested participant accounts were used to reduce the Company’s contributions in 2009, 2008 and 2007.

Insurance Programs—A portion of the Company’s insurance for employee medical benefits, general liability and workers compensation claims is insured through Columbia. Columbia is self-insured within certain limits and provides insurance coverage for employee medical, workers’ compensation and general liability claims arising at its hotel properties, owned or managed, through policies written directly and through reinsurance arrangements. The amounts have been actuarially determined based on the historical experience of paid claims for hotels managed by Columbia and are allocated to the hotels based under the reasonable allocation method discussed under Basis of Accounting above. The Company was charged by Columbia $3,161, $3,049 and $2,855 in 2009, 2008 and 2007, respectively, for the above insurance. The Company has accrued liabilities payable to Columbia of $1,082 and $319 at December 31, 2009 and 2008, respectively, for the actuarially determined claims. The amounts accrued represent the expected settlement of outstanding claims and a provision for claims that have been incurred but not reported within the self-insured limits and are included within the caption “Accounts Payable to Related Parties” in the accompanying Combined Balance Sheets.

Revenue Recognition—Room revenue and food and beverage revenue (including banquet room and equipment rental), are recognized as earned, which is generally defined as the date upon which a guest occupies a room and/or utilizes the hotel’s services and is net of taxes collected from customers and remitted to government authorities. Additionally, some of the Company’s hotel rooms are booked through independent Internet travel intermediaries. Revenue for these rooms is booked at the price the Company sold the room to the independent Internet travel intermediary less any discount or commission paid.

Other operating revenues consist of parking fees, spa services, golf course revenues and other revenues derived from other incidental hotel services such as concessions, movie rentals, retail sales, fitness services, Internet access, telephone, and sublease revenues relating to restaurants and retail shops. Other operating revenues are recognized in the period the related services are provided or the revenue is earned and is net of taxes collected from customers and remitted to government authorities.

Advertising—Advertising costs are expensed as incurred.

Income Taxes—Columbia and East Lansing have each elected to be treated as S Corporations under Subchapter S of the Internal Revenue Code. As S Corporations, the tax attributes of Columbia and East Lansing will pass through to its owners, who will then owe the related taxes. The partnerships and limited liability companies which own the hotel assets and operations included in these combined financial statements are treated as partnerships under the Internal Revenue Code and their tax attributes will pass through to their owners. Columbia had an inadvertent termination of its S-Corporation election prior to 2008. Columbia applied for relief with the Internal Revenue Service under Section 1.1362-4 of the Treasury Regulations and received a favorable determination from the Internal Revenue Service in 2008. The inadvertent termination and subsequent relief had no tax consequences to Columbia or the Company.

Effective January 1, 2007, the Company adopted new standards for accounting for uncertainty in income taxes. These standards prescribe a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. These standards also provide guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. As a result of this adoption, the Company recognized no liability for unrecognized tax benefits, and therefore, there was no effect on the Company’s financial condition or results of operations for the periods presented.

Segments—The Company has determined that its business of ownership and management of hotels is conducted in one reportable segment.

Concentration of Risk—Twelve of the fourteen properties utilize the Marriott brand. If market recognition or the positive perception of Marriott is reduced or compromised, the goodwill associated with the Marriott branded hotels, and consequently the operations of the Company’s properties, may be adversely affected.

Recently Issued Accounting Standards—In December 2007, the FASB issued a pronouncement which establishes new accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This pronouncement is effective for fiscal years beginning on or after December 15, 2008. The adoption of this pronouncement did not have any impact on the Company’s combined financial condition, results of operations or cash flow.

In March 2008, the FASB issued a pronouncement intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial condition, financial performance, and cash flows. This pronouncement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. This pronouncement impacts disclosures only and did not have any impact on the Company’s combined financial condition, results of operations or cash flow.

In April 2009, the FASB issued a pronouncement which amends GAAP related to accounting for business combinations. This pronouncement addresses the initial recognition, measurement and subsequent accounting for assets and liabilities arising from contingencies in a business combination, and requires that such assets acquired or liabilities assumed be initially recognized at fair value at the acquisition date if fair value can be determined during the measurement period. If the acquisition-date fair value cannot be determined, the asset acquired or liability assumed arising from a contingency is recognized only if certain criteria are met. This pronouncement also requires that a systematic and rational basis for subsequently measuring and accounting for the assets or liabilities be developed depending on their nature. This pronouncement is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is during or after 2010. This pronouncement will have an impact on accounting for business combinations once adopted but the effect is dependent upon acquisitions at that time.

In April 2009, the FASB issued two pronouncements to provide additional guidance about (1) measuring the fair value of financial instruments when the markets become inactive and quoted prices may reflect distressed transactions, and (2) recording impairment charges on investments in debt instruments. The FASB issued two additional pronouncements in April 2009 to require disclosures of fair value of certain financial instruments in interim financial statements. These four pronouncements are effective for financial statements issued for interim and annual reporting periods ended after June 15, 2009. The adoption of these four pronouncements did not materially impact the Company.

In May 2009 and February 2010, the FASB issued pronouncements which establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. Certain entities are also required to disclose the date through which subsequent events have been evaluated and the basis for that date. These pronouncements are effective for the Company’s December 31, 2009 financial statements. The adoption of these pronouncements did not materially impact the Company.

In June 2009, the FASB issued a pronouncement which amends GAAP to require more information about transfers of financial assets, eliminates the qualifying special purpose entity (QSPE) concept, changes the requirements for derecognizing financial assets and requires additional disclosures. This pronouncement is effective for reporting periods beginning after November 15, 2009. The FASB issued a second pronouncement in June 2009, which amends GAAP regarding certain guidance for determining whether an entity is a variable interest entity and modifies the methods allowed for determining the primary beneficiary of a variable interest entity. This second pronouncement requires ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and enhanced disclosures related to an enterprise’s involvement in a variable interest entity. This pronouncement is effective for the fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2009. The Company does not anticipate that the adoption of these pronouncements will materially impact the Company’s combined financial condition, results of operations or cash flows.

3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2009 and 2008 are summarized as follows:

	2009	2008
Land	$9,905	$9,905
Building	273,554	271,303
Equipment	82,017	81,046

	365,476	362,254
Less accumulated depreciation	(130,084)	(119,495)

	235,392	242,759
Construction in progress	247	6,576

	$235,639	$249,335

Depreciation expense was $16,597, $16,013 and $15,492 for the years ended December 31, 2009, 2008 and 2007, respectively. Property and equipment generally collateralize the debt of the Company (refer to Note 4).

The Marriott East Lansing at University Place hotel property consists of a condominium unit and the Company, by virtue of its ownership of the hotel, is a member of the condominium association which leases the land upon which the hotel is located. The annual rent under the ground lease is nominal and the lease expires in 2026 and has options to extend the term to 2066. The condominium association agreement grants the Company rights to use certain common areas, in addition to the hotel, and requires the Company to pay to the condominium association certain fees for the maintenance of the common areas, certain insurance costs, real estate taxes, ground rent and other expenses of the condominium association. The Company paid the condominium association $89 in 2009 and $124 annually in 2008 and 2007, to cover these costs.

4. LONG-TERM DEBT

Long-term debt as of December 31, 2009 and 2008 consists of:

	2009	2008
Term Loan	$215,333	$240,130
Mortgage Notes:
Fixed rates 5.72% to 6.44%—maturities through 2019	188,695	177,977
Variable rates 3.19% to 6.00%—maturities through 2013	32,998	47,037

	437,026	465,144
Less current maturities	(241,437)	(248,649)

	$195,589	$216,495

Term Loan

The Borrower entered into a revolving credit agreement in 2005, which provided for a borrowing maximum of $400,000. Five of the 14 properties assets and operations that are included in these combined financial statements are guarantors of this debt along with other partnerships and LLCs not included in these combined financial statements. As the guarantees provided are joint and several, the entire amount of this debt has been included in these combined financial statements. Interest expense under the facility was based on either LIBOR or a Base Rate, at the Borrower’s option. The LIBOR option was the one-month LIBOR plus a margin that ranged from 1.35% to 1.85% depending on a debt service coverage ratio calculation. The Base Rate option was at the higher of prime or the Federal funds rate plus 0.5%. Any unused portion of the facility was subject to a non-use fee which varied based on the percentage of the unused amount to the total available.

On May 28, 2008, the revolving credit agreement was amended and restated. The amendment fixed the amount of the facility at $305,000, the amount outstanding on the date of the amendment, and removed the revolving loan availability, and as a result, converted the revolving credit agreement to a term loan (“Term Loan”). The interest rate on the term loan was, at the Borrower’s option, the prime rate or thirty-day LIBOR plus a margin of 2.50%. The amendment included a commitment to reduce the amount outstanding under the loan by $50,000 by November 30, 2008, another $50,000 by April 30, 2009 and the remaining amount of the loan was to be payable on July 1, 2009.

The amendment provided for the release of properties securing the loan if the loan was paid down by the greater of a minimum release price stated in the amendment or 100% of the net proceeds upon sale or refinancing of the property, as long as the leverage ratio of the Borrower, as defined in the loan agreement, after the release did not exceed 60%. The amendment also added Columbia as a guarantor of the loan and added a covenant that required the Borrower to maintain a certain debt service coverage ratio, as defined in the agreement. The amendment also required that any distribution by the Company to its parent and affiliates after the date of the amendment to be made in the form of a loan.

The credit facility and Term Loan was collateralized by guarantees of certain partnerships and LLCs (including certain of the Company’s partnerships and LLCs) that own the hotels pledged, first mortgages on the pledged hotel properties and equipment and assignment of the pledged hotels’ accounts receivable and inventory.

In connection with the May 2008 amendment, the Borrower expensed unamortized deferred financing costs of $1,191, of which $846 (the portion related to the assets and operations included in these combined financial statements) was included in Write-off of Deferred Financing Costs in the accompanying Combined Statements of Operations.

On April 30, 2009, the Borrower entered into the first amendment to the above mentioned Term Loan. The amendment required the Borrower to reduce the loan balance of $240,130 to $228,000 by July 1, 2009 and extended the maturity date to July 1, 2010. The amendment also changed the interest rate to the one-month LIBOR, subject to a floor of 2%, plus a margin of 4%, or a Base Rate, as defined in the agreement, at the borrower’s option. The amendment also provided for a prepayment deferral fee of 3% of the outstanding balance of the loan, which is payable at maturity. As of December 31, 2009, the interest rate on the loan including the prepayment deferral was 9.0%.

The amendment also required Columbia to contribute the Doubletree Hotel Cincinnati Airport to the collateral pool (a hotel which is not a part of these combined financial statements). In addition, the Borrower is required to make monthly principal payments commencing August 1, 2009 based on the Borrower’s debt service coverage ratio.

The amendment also lowered the minimum unrestricted cash that the Borrower must maintain from $5,000 to no less than $2,000 (this required minimum was satisfied by entities not included in these combined financial statements). The Borrower is required by the amendment to offer for sale hotels in the collateral pool that have an aggregate appraised value of at least $100,000, and if after such sales, the loan to value ratio is not below a stated percentage, to offer additional collateral pool assets for sale until the ratio is at least the stated percentage.

On November 24, 2009, modifications were made to the Term Loan to lower the required debt service coverage ratio to at least 1.15 times and modified the calculation of the debt service coverage ratio. Also, a requirement for minimum fixed principal payments of $1,000 each on December 1, 2009 and January 1, 2010; $2,250 each on February 1 and March 1, 2010 and $2,500 each on April 1, May 1 and June 1, 2010. In addition, CSC Holdings, LLC, the Borrower’s immediate parent, was added as a guarantor of the loan. The Borrower was in compliance with the debt covenants at December 31, 2009.

Mortgage Notes

Mortgage notes have various interest rates and principal payment terms. Certain of the mortgage notes have variable interest rates that vary with lender-established indices.

Mortgage notes are generally collateralized by first mortgages on the related hotel property and equipment, an assignment of the hotel accounts receivable and the grant of a security interest in reserve funds. Columbia has guaranteed certain of the mortgage notes which total $36,122 as of December 31, 2009. Certain other mortgage notes include limited guarantees by Columbia if certain acts are committed including fraud, misrepresentation, illegal acts and in some cases environmental liabilities.

Reserve funds are generally required by the lenders for repairs and replacements, real estate taxes, insurance premiums and for seasonality reserves.

Certain mortgage note agreements provide that if the related hotel operations securing the note do not meet certain debt service coverage tests, the Company will be required to deposit additional funds in a reserve account controlled by the lender, pay down the outstanding principal balance so that the debt service coverage tests are met or pay down the debt in total. In addition, certain cash deposit procedures may begin. The Company failed to meet the debt service coverage test for one of the mortgage note agreements. As a result, the Company may be required to pay the entire outstanding loan balance of $23,007, which has been classified as Current Maturities of Long-Term Debt in the Combined Balance Sheets at December 31, 2009.

In addition, if other debt service coverage tests are not met, the lenders may require the borrowers to establish reserve accounts at the lender for the Columbia management fees. The Company was in compliance with these tests at December 31, 2009.

Certain of the mortgage note agreements require that all cash collected by the borrower from operating its hotel properties will be deposited into accounts controlled by the lender or the trustee of the mortgage notes. The funds are accumulated by the lender or trustee in debt service reserves until the required monthly principal and interest payment and any other required reserves are funded, then any remaining cash is released to the borrower.

Columbia has entered into guaranty agreements in connection with certain of the above mentioned mortgage notes. The guaranty obligations would be enforced by the lender only if Columbia or the borrower had an event of a misrepresentation or fraud, among other things, in connection with the compliance with the terms and conditions of the note agreements. The failure of Columbia to comply with certain of the terms and conditions of the guarantees is an event of default under the mortgage note agreements which may result in the lender accelerating the payment of amounts currently outstanding.

Extinguishment of Debt

In November 2007, the Company’s Rochester hotel entered into a defeasance agreement for its $15,991 mortgage loan. In connection with the defeasance transaction, the Company deposited $18,030 of United States Government securities with a Trustee in exchange for the release of the mortgage on the hotel and the removal of the Company as primary obligor under the loan. The transaction resulted in a charge of $2,196 consisting of $2,091 of costs for the defeasance premium and other costs and $105 of expense related to the write off of unamortized deferred financing costs. All costs of the defeasance are included in the accompanying Combined Statements of Operations under the caption Loss on Extinguishment of Debt.

During 2009 and 2008, the Company repaid or refinanced loans (including the Term Loan discussed above) of $253,380 and $339,620, respectively. As a result of the 2008 refinancing transactions of two loans, the Company expensed unamortized deferred financing costs and other costs of $1,260, of which $914 is reflected in these combined financial statements as the portion related to the partnerships and LLCs included herein that guaranteed this debt. These costs are included in Loss on Extinguishment of Debt in the accompanying Combined Statements of Operations.

Other Debt Information

Aggregate annual maturities and required principal repayments are as follows:

2010	$241,437
2011	3,292
2012	3,468
2013	12,866
2014	3,718
Thereafter	172,245

Total	$437,026

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows the FASB guidance on fair value measurements to determine the fair value of financial instruments. The guidance provides that fair value should be based on the assumptions that market participants would use when pricing assets or liabilities and establishes a fair value hierarchy, giving the highest priority to quoted prices in active markets (Level 1), quoted prices for similar assets or liabilities in markets that are not active or inputs other than quoted prices that are observable for the asset or liability (Level 2), and the lowest priority to unobservable data (Level 3).

FASB guidance over fair value of financial instruments requires the disclosure of the fair value of financial instruments for which it is practical to estimate fair value. The carrying amounts reflected in the Company’s Combined Balance Sheets for cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short-term maturities. The Company has concluded that it is not practical to determine the fair value of the note receivable and accrued interest from the related party due to the related party nature of the receivable.

Since an active market for the Company’s debt does not exist, the Company estimated the fair value of both variable-rate and fixed-rate mortgage debt as of December 31, 2009 and 2008 by estimating the current market spread over the applicable LIBOR and compared this to the current contractual spread as disclosed in Note 4 and the current loan-to-value requirements to arrive at a range of blended discount rates of 6.3% to 10.0% at December 31, 2009 and 4.0% to 10.0% at December 31, 2008.

The fair value of fixed rate debt was approximately $162,237 and $154,969 as of December 31, 2009 and 2008, respectively, with the carrying value of this debt being $188,695 and $177,977 as of December 31, 2009 and 2008, respectively.

The fair value of variable rate debt was approximately $248,794 and $284,210 as of December 31, 2009 and 2008, respectively, with a carrying value of this debt being $248,331 and $287,167 as of December 31, 2009 and 2008, respectively.

6. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2009 and 2008 consisted of the following:

	2009	2008
Accrued payroll and related	$1,645	$2,675
Accrued real estate and other taxes	2,920	2,598
Accrued interest	6,685	1,819
Other	411	653

	$11,661	$7,745

7. RELATED PARTY NOTE RECEIVABLE

The Company has an $18,447 note receivable from Columbia as of December 31, 2009 and 2008. The loan agreement states that the interest rate on the loan shall be the published prime rate of the bank named in the loan agreement and interest is payable monthly. Quarterly principal payments of $250 were to begin on October 1, 2009 and continue until the loan is paid in full but no later than September 30, 2021. Due to a lender’s restrictions placed on Columbia under the Term Loan discussed in Note 4, which limits Columbia’s ability to pay funds to affiliated companies, the loan agreement was amended on July 1, 2009 to allow for Columbia to defer the principal and interest payments until the restrictions are released.

The Company regularly evaluates the collectability of the note receivable. In performing the evaluation, the Company reviews Columbia’s compliance with the terms of the loan, evaluates the ability of Columbia to meet the future obligations of the loan, and considers all other available information, including information contained in Note 11, Other Information. The Company has determined that the collectability of the note and related interest is probable as of December 31, 2009.

Interest income recognized in 2009, 2008 and 2007 was $557, $1,003 and $1,507, respectively. Accrued interest receivable related to this note was $551 and $174 as of December 31, 2009 and 2008, respectively.

8. LEASES

Six of the Company’s hotels are subject to ground lease agreements that cover all of the land underlying the respective hotel property.

The JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica is subject to a ground lease with an initial maturity date of October 15, 2086. The annual rent for the current term of ground lease is $1.3 million. The lease adjusts every five years to the greater of 9.0% of the property’s fair market value or the prior period’s rent. The next adjustment date is October 15, 2010.

The Marriott Tampa Westshore is subject to a sub-lease of a ground lease with an initial maturity date of December 31, 2007, which has been extended until December 31, 2017. If all extensions of this sub-lease are exercised the term of the lease will extend through 2057. The annual rent for the current term of ground lease is the greater of $96 or 3.0% of room rental and 1.0% of food and alcohol sales.

The Marriott El Paso is subject to a ground lease with an initial maturity date of April 30, 2021. If all extensions of this ground lease are exercised the term of the lease will extend through 2041. The annual rent for the current term of ground lease ranges from a minimum of $272 to a maximum of $374, determined by the sum of 5.8% of room revenue, 4.0% of alcohol revenue, 2.0% of food revenue and 6.0% of revenues from miscellaneous sales and services. The property is also subject to additional rent equal to 2.0% of room revenue which is not restricted by the maximum rent.

The Doubletree Birmingham is subject to a ground lease with a term that extends through September 30, 2033. The annual rent for the current term of ground lease is $57 plus 1.5% of room revenue, 1.5% of parking revenue and 5.0% of commercial subleases.

The Marriott Albuquerque is subject to a sub-lease of a ground lease with an initial maturity date of December 31, 2032. If all extensions of this sub-lease are exercised the term of the lease will extend through 2062. The annual rent for the current term of ground lease is the greater of $165 and 3.5% of room rentals.

The Marriott East Lansing at University Place is subject to a ground lease held by the condominium association of which the entity owning the Marriott East Lansing at University Place is a member with an initial maturity date of March 10, 2026. If all extensions of this ground lease are exercised the term of the lease shall extend through 2066. The annual rent for the current term of the ground lease is $10 plus the costs and expenses relating to certain architectural design and routine maintenance.

Leases with escalating fixed rents are required to allocate the rent expense over the lease term using a straight-line method. As of December 31, 2009 and 2008, the Company has accrued $415 and $544, respectively for future known escalations in rent under these leases which provide for escalating fixed rents. The Company also has various lease agreements for hotel property and equipment that have various terms which extend beyond one year. Rent expense was $2,929, $2,956 and $3,253 in 2009, 2008 and 2007, respectively.

Future minimum lease payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2009, are as follows:

2010	$2,126
2011	2,105
2012	2,092
2013	2,069
2014	2,067
Thereafter	101,591

Total	$112,050

9. RELATED PARTY TRANSACTIONS

The hotels are operated by Columbia under hotel management agreements which provide for reimbursement of all direct costs, primarily payroll and related benefits, incurred by Columbia. In addition, Columbia receives a management fee allocation of approximately 3% of certain revenues of the hotels which represents an allocation of corporate overhead expenses (see Note 2). The management fee allocation amounted to $4,125, $5,045 and $5,311 for the years ended December 31, 2009, 2008 and 2007, respectively. As of December 31, 2009 and 2008, prepaid management fees of $1,206 and $1,464, respectively, are included in Prepaid Expenses and Other Assets in the accompanying Combined Balance Sheets.

In addition to the management fee allocation the Company has various other transactions with entities that are not a part of these combined financial statements. These entities are generally related to the Company by virtue of their common ownership or control by Columbia or Columbia’s controlling stockholder. These transactions include:

•	guarantees of performance under franchise license agreement, by Columbia described in Note 2;

•	the guarantees of debt by Columbia described in Note 4; and

•	general liability and workers compensation insurance described in Note 2.

The effects of the above described related party transactions are reflected in the following financial statement amounts:

	As of December 31,
	2009	2008
Balance Sheet
Accounts receivable from related parties	$48	$252
Current maturities of note receivable and accrued interest from related party	$—	$424
Prepaid expenses and other assets	$1,206	$1,464
Long-term portion of note receivable and accrued interest from related party with an interest rate of Prime, 3.25%, at December 31, 2009 and 2008	$18,998	$18,197
Accounts payable to related parties including $399 of accrued distributions to owners as December 31, 2009 and 2008	$1,848	$1,307

	For the year ended December 31,
	2009	2008	2007
Statement of Operations
Management fee expense	$4,125	$5,045	$5,311

10. CONTINGENCIES

In the ordinary course of business, the Company enters into numerous agreements that contain standard guarantees and indemnities whereby the Company indemnifies another party for breaches of representations and warranties. In addition, many of these parties are also indemnified against any third party claim resulting from the transaction that is contemplated in the underlying agreement. Such guarantees or indemnifications are granted under various agreements, including those governing (i) purchases of hotels, (ii) leases of real estate and (iii) franchise license agreements. The guarantees or indemnifications issued are for the benefit of the (i) sellers in purchase agreements, (ii) landlords in lease contracts and (iii) franchisors or licensees of hotel brands. While some of these guarantees extend only for the duration of the underlying agreement, many survive the expiration of the term of the agreement. There are no specific limitations on the maximum potential amount of future payments that the Company could be required to make under some of these guarantees. The Company is unable to develop an estimate of the maximum potential amount of future payments to be made under these guarantees as the triggering events are not subject to predictability. With respect to certain of the aforementioned guarantees, such as indemnifications of landlords and franchisors against third party claims for the use of real estate property leased or the brands licensed by the Company, the Company maintains insurance coverage that mitigates any potential payments to be made.

The Company has entered into license and franchise agreements related to its hotel properties. The license and franchise agreements require the Company to, among other things, pay monthly fees that are calculated based on specified percentages of certain revenues. The license and franchise agreements generally contain specific standards for, and restrictions and limitations on, the operation and maintenance of the hotels which are established by the franchisors to maintain uniformity in the system created by each such franchisor. Such standards generally regulate the appearance of the hotel, quality and type of goods and services offered, signage and protection of trademarks. Compliance with such standards may from time to time require significant expenditures for capital improvements which will be borne by the Company.

Generally, the Company’s properties have been subjected to environmental reviews when financing is obtained. None of the environmental assessments have revealed, nor is the Company aware of any environmental liability that it believes would have a material adverse effect on its business or financial statements.

The Company is subject to various litigations that arise in the ordinary course of its business. Based upon information presently available, management believes that resolution of such matters will not likely have a material adverse effect on the financial position, results of operations or cash flows of the Company.

11. OTHER INFORMATION

On April 2, 2008, the Company’s parent, Columbia, Wimar Tahoe Corporation (“WTC”), an affiliate of the Company and Columbia, Columbia’s and WTC’s controlling shareholder, and certain of WTC’s subsidiaries (collectively the “Parties”) entered into an agreement to settle litigation with the landlord of a ground lease for a resort casino in Lake Tahoe, Nevada owned by a subsidiary of WTC, the non-gaming operations of which were managed by Columbia. Under the settlement, the Parties agreed to pay $165 million over the next three years; $40 million was paid on April 2, 2008; $50 million was paid on March 24, 2009 and the remaining $75 million was payable in April 2011. In addition to the cash payments, the Parties agreed to other covenants including performing certain repairs to the Lake Tahoe facility and an adjacent facility also leased from the same landlord and complying with various other covenants. The agreement provides that if the Parties do not comply with the payment obligations and certain specified covenants, the monetary settlement would increase by $125 million and all payment obligations under the settlement would be accelerated. On March 3, 2010, the Parties reached an agreement to settle the remaining payment for $51 million and to release the Parties from certain obligations and liabilities under the original settlement, including the additional monetary settlement of $125 million. The $51 million settlement was paid on March 11, 2010. None of the partnerships or LLCs related to the hotel assets and operations included in these combined financial statements are currently parties to this litigation and management believes that this action will not have any financial impact on the Company.

On May 5, 2008, Tropicana Entertainment, LLC (“TE”), a subsidiary of WTC, and certain of its subsidiaries and affiliated entities filed for bankruptcy protection. As a result, certain loans and advances made by Columbia and its subsidiaries to WTC, TE and TE’s subsidiaries became impaired. Columbia recorded an impairment charge of approximately $600 million in the year ended December 31, 2007 by recording allowances for uncollectible loans and advances as of December 31, 2007. TE filed its plan of reorganization (the “Plan”) with the bankruptcy court on March 6, 2009. The amended Plan was confirmed by the bankruptcy court on May 5, 2009. TE emerged from bankruptcy as a separate company, independent from and no longer owned by WTC on March 8, 2010. The amended Plan established a litigation trust (the “Litigation Trust”) to pursue possible causes of action against certain entities including Columbia, WTC, the controlling shareholder of Columbia and WTC, and certain of their affiliates (the “Defendants”), which may include claims for breach of fiduciary duty, gross negligence and breach of contract. On February 17, 2010, a complaint was filed by the trustee of the Litigation Trust against Columbia, WTC, the controlling shareholder of Columbia and WTC, and certain other related entities and individuals in United States Bankruptcy Court for the District of Delaware. The complaint alleges breach of fiduciary duty, breach of contract, breach of implied covenant of fair dealing and equitable subordination and damages are unspecified. Although the case is in its early stages, the Defendants believe that the complaint is without merit and denies the claims and will vigorously defend themselves against this complaint. None of the partnerships or LLCs related to the hotel assets and operations included in these combined financial statements are currently parties to this litigation and management believes that this action will not have any financial impact on the Company.

Columbia and an affiliated company are parties to certain litigation related to the termination of a contract to purchase a casino in St. Louis, Missouri. The seller has sued for breach of the contract for not completing the acquisition of the casino. The complaint sought the full purchase price of $59 million; however, the seller ultimately sold the casino to another buyer in December 2006 for approximately $31.5 million and reduced its claim to $28 million. In January 2008, the Bankruptcy Court entered a summary judgment in favor of the Columbia and its affiliate on the breach of contract claim which the seller appealed. On September 24, 2009, the United States District Court reversed the Bankruptcy Court’s decision. The order stated that seller is due damages of approximately $28.8 million and prejudgment interest of $13.6 million reduced by any income earned by the seller during the time of the contract breach until the time of the sale of the casino. The order sent the case back to the Bankruptcy Court for a hearing on the amount the damages are to be reduced by the operating profits of the casino from the time the gaming application was withdrawn to the date of the sale of the casino. Columbia and its affiliate filed a motion for rehearing on October 5, 2009. The management of Columbia and its affiliate believe that the court erred in certain factual conclusions that conflict with the findings of the Bankruptcy Court. Columbia and its affiliate intend to vigorously defend itself in this litigation. Columbia and its affiliate also believe that, based on the facts of the case and advice of legal counsel, supported by the previous favorable decision of the Bankruptcy Court, it will prevail in this litigation. None of the partnerships or LLCs related to the hotel assets and operations included in these combined financial statements are currently parties to this litigation and management believes that this action will not have any financial impact on the Company.

Columbia and its subsidiaries are also parties to various other lending agreements, some of which mature in the next year and/or have various covenants that Columbia and/or its subsidiaries do not currently meet. Columbia and its subsidiaries are negotiating extensions and/or waivers of these maturities or covenants with the lenders and expect to resolve these in the near future.

Columbia’s contingent liability related to outstanding litigation described above and the impact of the negotiations of extensions and waivers with other lenders may impact Columbia’s ability to perform under its management agreements with the Company and its guarantees described previously.

12. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through, May 11, 2010, the date at which the financial statements were available to be issued.

On May 11, 2010, the various entities that own or control the hotel real estate hospitality assets and operations of the Company entered into an omnibus purchase and sale and formation transaction agreement (the “Agreement”) with CHT to sell 14 hotel properties of the Company for a gross purchase price of $518,000 payable in cash or by assumption of debt. The sale price is also subject to various adjustments, including the estimate of contingent consideration for: (i) 80% of the proceeds of the contemplated initial public offering (net of underwriters’ discount and excluding proceeds from the exercise of the underwriters’ overallotment option) that exceed $371,000, (up to 50% of which, at CHT’s option, is payable in shares of CHT’s stock, with the remainder payable in cash); and (ii) the entities selling the properties will also be entitled to $10,000 in the event that the hotel properties assets and operations achieve greater than $47,000 of property-level Adjusted EBITDA for the fiscal year ending December 31, 2010 and $10,000 in the event that the hotel properties assets and operations achieve greater than $51,700 of property-level Adjusted EBITDA for the fiscal year ending December 31, 2011 (regardless of whether the 2010 target was met). In addition, CHT, in its sole discretion, may elect within 30 days after the execution of the Agreement to cause Columbia or its affiliates to sell to CHT the Courtyard by Marriott Columbus West in lieu of acquiring the Marriott Knoxville included within these combined financial statements (the “Option”). Although currently not considered probable, if the Option is elected, the Agreement provides that the purchase price will decrease to $494,200 and the initial public offering equity raise adjustment mentioned above would increase to $376,700, among other adjustments as defined in the Agreement.

CLEARVIEW PROPERTIES

Schedule III—Real Estate and Accumulated Depreciation

As of December 31, 2009 (dollar amounts in thousands, except encumbrances)

Property Name	Encumbrances			Initial Cost		Costs Capitalized Subsequent to Acquisition		Gross Amount at 12/31/09		Accumulated Depreciation	Date of Construction	Date Acquired	Life on Which Depreciation is Computed
				Land	Building & Improvements	Land	Building & Improvements	Land	Building & Improvements
Marriott El Paso	$		(a)	$—	$9,738	$—	$2,092	$—	$11,830	$(3,499)	n/a	1999	5-40 years
JW Marriott Le Merigot Beach Hotel & Spa—Santa Monica			(a)	—	36,865	—	(370)	—	36,495	(8,876)	2000	n/a	5-45 years
Doubletree Rochester		23,006,800		696	5,005	—	7,462	696	12,467	(6,506)	1985	n/a	5-45 years
Marriott Anchorage Downtown			(a)	891	55,067	—	(915)	890	54,152	(14,333)	2000	n/a	5-45 years
Doubletree Birmingham			(a)	—	6,706	—	7,470	—	14,176	(8,454)	n/a	1985	5-40 years
Renaissance Philadelphia Airport Hotel		37,930,872		3,350	25,940	—	5,607	3,350	31,547	(14,126)	1991	n/a	5-45 years
Marriott East Lansing at University Place		18,057,147		—	4,225	—	1,156	—	5,381	(2,121)	n/a	1994	5-45 years
Marriott Greensboro Downtown		26,308,361		1,200	8,627	—	1,713	1,200	10,340	(2,981)	n/a	2000	5-40 years
Courtyard El Paso Airport		9,990,191		1,043	4,834	—	15	1,043	4,849	(1,150)	2002	n/a	5-45 years
Courtyard Harrisburg Hershey		13,115,111		1,212	9,388	—	—	1,212	9,388	(1,210)	2005	n/a	5-45 years
Marriott Jackson		27,382,190		802	5,353	241	17,600	1,044	22,953	(3,557)	n/a	2004	5-40 years
Marriott Knoxville		29,605,804		470	8,884	—	5,606	470	14,490	(3,491)	n/a	2002	5-45 years
Marriott Tampa Westshore		36,295,522		—	19,362	—	6,855	—	26,217	(3,202)	n/a	2005	5-40 years
Marriott Albuquerque			(a)	—	13,552	—	5,717	—	19,269	(2,198)	n/a	2005	5-40 years

				$9,664	$213,546	$241	$60,008	$9,905	$273,554	$75,704

(a)	Property is pledged as collateral by the note payable secured by deed of trust dated July 8, 2005 (US Bank loan) with a current balance at December 31, 2009 of $215,333,209. An additional five hotel properties, not included in the Clearview Properties, also guarantee the US Bank Loan.

CLEARVIEW PROPERTIES

Schedule III—Real Estate and Accumulated Depreciation (Continued)

As of December 31, 2009 (dollar amounts in thousands)

Notes:

A) The change in total cost of real estate assets for the fiscal years ended December 31, 2009, 2008 and 2007 is follows:

Balance at December 31, 2006	$273,438
Additions:
Capital Expenditures	8,052
Deduction:
Dispositions and other	(1,095)

Balance at December 31, 2007	280,395
Additions:
Capital Expenditures	3,061
Deduction:
Dispositions and other	(2,247)

Balance at December 31, 2008	281,209
Additions:
Capital Expenditures	4,811
Deduction:
Dispositions and other	(2,561)

Balance at December 31, 2009	$283,459

B) The change in accumulated depreciation of real estate assets for the fiscal years ended December 31, 2009, 2008 and 2007 is as follows:

Balance at December 31, 2006	$53,715
Depreciation and amortization	9,088
Dispositions and other	(1,095)

Balance at December 31, 2007	61,708
Depreciation and amortization	9,240
Dispositions and other	(2,247)

Balance at December 31, 2008	68,701
Depreciation and amortization	9,564
Dispositions and other	(2,561)

Balance at December 31, 2009	$75,704

Until                     , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

            Shares

Clearview Hotel Trust, Inc.

Common Stock

PROSPECTUS

                , 2010

BofA Merrill Lynch

Citi

Deutsche Bank Securities

UBS Investment Bank

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.

The following table itemizes the expenses incurred by us in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee and the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee.

SEC Registration Fee		$26,737.50
FINRA Filing FEE		38,000
NYSE Listing Fee		*
Printing and Engraving Expenses		*
Legal Fees (other than Blue Sky Expenses)		*
Blue Sky Expenses		*
Accounting Fees and Expenses		*
Transfer Tax and Title Insurances		*
Consulting Fees and Expenses		*
Other Fees and Expenses

Total	$	*

*	To be completed by amendment.

Item 32.	Sales to Special Parties.

None.

Item 33.	Recent Sales of Unregistered Securities.

On April 13, 2010, Jon D. Kline purchased an aggregate of 1,000 shares of our common stock in connection with the formation and initial capitalization of our company for an aggregate purchase price of $10.00. Such issuance was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. We will redeem the shares from Jon D. Kline for $10.00 upon completion of this offering.

Item 34.	Indemnification of Directors and Officers.

Our charter contains a provision permitted under the Maryland General Corporation Law that eliminates each director’s and officer’s personal liability to us or our stockholders for monetary damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. In addition, to the maximum extent permitted under the Maryland General Corporation Law, our charter authorizes us to obligate our company and our bylaws require us to indemnify our directors and officers and pay or reimburse reasonable expenses in advance of final disposition of a proceeding if such director or officer is made or threatened to be made a party to the proceeding by reason of his or her service in that capacity. These rights are contract rights fully enforceable by each beneficiary of those rights, and are in addition to, and not exclusive of, any other right to indemnification. Furthermore, our officers and directors are indemnified against specified liabilities by the underwriter, and the underwriter is indemnified against certain liabilities by us, under the underwriting agreement relating to this offering. See “Underwriting.”

We intend to enter into indemnification agreements with each of our executive officers and directors whereby we will indemnify such executive officers and directors to the fullest extent permitted by Maryland law against all expenses and liabilities, subject to limited exceptions. These indemnification agreements will also provide that upon an application for indemnity by an executive officer or director to a court of appropriate jurisdiction, such court may order us to indemnify such executive officer or director.

Item 35.	Treatment of Proceeds from Stock Being Registered.

None.

Item 36.	Financial Statements and Exhibits.

(a) Financial Statements. See Index to Consolidated Financial Statements and the related notes thereto.

(b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibits

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Articles of Incorporation of Clearview Hotel Trust, Inc.

3.2*	Form of Amended and Restated Bylaws of Clearview Hotel Trust, Inc.

4.1*	Form of Stock Certificate of Clearview Hotel Trust, Inc.

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered.

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters.

10.1*	Amended and Restated Agreement of Limited Partnership of Clearview Hotel Operating Partnership, LP.

10.2*	Form of Hotel Management Agreement.

10.3*	Form of TRS Lease.

10.4*	Form of Transitional Services Agreement among Clearview Hotel Trust, Inc., Clearview Hotel Operating Partnership, L.P. and Columbia Sussex Management, LLC.

10.5*	Form of Strategic Alliance Agreement among Clearview Hotel Trust, Inc., Clearview Hotel Operating Partnership, L.P., Clearview Hotel TRS, Inc., Columbia Sussex Management, LLC and Columbia Sussex Corporation.

10.6*	Form of Omnibus Purchase and Sale and Formation Transactions Agreement among Clearview Hotel Operating Partnership, L.P., the Sellers named therein and Columbia Sussex Corporation.

10.7*	Form of Employment Agreement between Clearview Hotel Trust, Inc. and Jon D. Kline.

10.8*	Clearview Hotel Trust, Inc. 2010 Equity Incentive Plan.

10.9*	Form of Restricted Stock Award Agreement.

10.10*	Form of Stock Option Agreement.

10.11*	Form of Indemnification Agreement between Clearview Hotel Trust, Inc. and each of its Directors and Executive Officers.

10.12*	Form of Non-Qualified Stock Option Agreement.

21.1*	List of Subsidiaries of Clearview Hotel Trust, Inc.

23.1**	Consent of Ernst & Young LLP.

23.2**	Consent of Deloitte & Touche LLP.

23.3**	Consent of Ernst & Young LLP.

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

*	To be filed by amendment.

**	Filed herewith.

Item 37. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(i) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(ii) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Newport Beach, State of California, on this 11th day of May, 2010.

Clearview Hotel Trust, Inc.

By:	/s/ Jon D. Kline
Jon D. Kline
Chairman and Chief Executive Officer (Principal Executive, Financial and Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following person in the capacities and on the date indicated.

Signature	Title	Date
/s/ Jon D. Kline	Chairman and Chief Executive Officer and Director (principal executive, financial and accounting officer)	May 11, 2010
Jon D. Kline

EXHIBIT INDEX

Exhibit Number	Exhibit Description

1.1*	Form of Underwriting Agreement.

3.1*	Form of Amended and Restated Articles of Incorporation of Clearview Hotel Trust, Inc.

3.2*	Form of Amended and Restated Bylaws of Clearview Hotel Trust, Inc.

4.1*	Form of Stock Certificate of Clearview Hotel Trust, Inc.

5.1*	Opinion of Goodwin Procter LLP regarding the validity of the securities being registered.

8.1*	Opinion of Goodwin Procter LLP regarding certain tax matters.

10.1*	Amended and Restated Agreement of Limited Partnership of Clearview Hotel Operating Partnership, LP.

10.2*	Form of Hotel Management Agreement.

10.3*	Form of TRS Lease.

10.4*	Form of Transitional Services Agreement among Clearview Hotel Trust, Inc., Clearview Hotel Operating Partnership, L.P. and Columbia Sussex Management, LLC.

10.5*	Form of Strategic Alliance Agreement among Clearview Hotel Trust, Inc., Clearview Hotel Operating Partnership, L.P., Clearview Hotel TRS, Inc., Columbia Sussex Management, LLC and Columbia Sussex Corporation.

10.6*	Form of Omnibus Purchase and Sale and Formation Transactions Agreement among Clearview Hotel Operating Partnership, L.P., the Sellers named therein and Columbia Sussex Corporation.

10.7*	Form of Employment Agreement between Clearview Hotel Trust, Inc. and Jon D. Kline.

10.8*	Clearview Hotel Trust, Inc. 2010 Equity Incentive Plan.

10.9*	Form of Restricted Stock Award Agreement.

10.10*	Form of Stock Option Agreement.

10.11*	Form of Indemnification Agreement between Clearview Hotel Trust, Inc. and each of its Directors and Executive Officers.

10.12*	Form of Non-Qualified Stock Option Agreement.

21.1*	List of Subsidiaries of Clearview Hotel Trust, Inc.

23.1**	Consent of Ernst & Young LLP.

23.2**	Consent of Deloitte & Touche LLP.

23.3**	Consent of Ernst & Young LLP.

23.4*	Consent of Goodwin Procter LLP (included in Exhibit 5.1).

*	To be filed by amendment.

**	Filed herewith.